FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

07069436

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RECD S.E.C.
JUN 1 8 2007
1086

For the month of June, 2007

Commission File Number : 001-14960

NATIONAL BANK OF GREECE S.A.
(Translation of registrant's name into English)
86 Eolou street, 10232 Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __✓__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PROCESSED
JUL 0 3 2007
THOMSON
FINANCIAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

By:

Name: Efstratios-Georgios (Takis)Arapoglou
Title: Chairman-Chief Executive Officer

Date: 13th June, 2007

ANNUAL BULLETIN
FINANCIAL YEAR 2006

PURSUANT TO ART. 16 OF CAPITAL MARKET COMMISSION DEC/204/2000 AS AMENDED BY DECISION 7/372 OF CAPITAL MARKET COMMISSION OF 15.2.2006

NATIONAL BANK
OF GREECE

Table of contents

1. Management's report for the annual and consolidated financial statements of fiscal year 2006

NATIONAL BANK OF GREECE S.A.

Management's report

for the financial year 2006

March 2007

Management's report

on the consolidated financial statements of National Bank of Greece

for the financial year 2006

Dear Shareholder,

2006 was a favorable year for the international economy, with global growth topping 5.1% mainly due to growth in the emerging economies of China and India, as well as the economies of the US and Japan. Likewise, there have been clear signs of growth in Europe. Within an environment of high oil prices, the monetary authorities around the world (some earlier, some later) proactively pushed up their interest rates in an effort to contain inflationary pressures without putting a brake on growth rates.

In the EU, GDP grew by 2.8% from 1.6% in 2005, while in the euro area growth was in the region of 2.8%, reflecting for the most part domestic consumption rather than net exports. The fiscal position of the member countries whose deficits exceeded the targets have improved thanks to the gradual reduction in the high deficits, thereby strengthening margins for further growth.

In Greece, the economy continued for yet another year to grow at rates well above the European average, reaching 4.2% as compared with 3.7% in 2005. This growth reflected both the increased domestic demand and a recovery in investments and exports of goods and services. The stronger domestic demand was boosted mainly by lower interest rates and rapid growth in household and business credit, with the average consumer price index dropping from 3.5% in 2005 to 3.2% in 2006. In the sphere of public finance, the deficit showed an improvement compared with the previous year, with the General Government deficit falling from 5.2% of GDP in 2005 to 2.6% in 2006, while the corresponding debt declined to 104.1% of GDP.

The favorable macroeconomic outlook for the country, together with the growth dynamic presented by the banking sector in Greece, is reflected in the high valuations of the major Greek banks, their robust capital adequacy and strong profitability. Thanks to the fast growth of the Greek economy and the expansion in household and business credit, Greek banks have moved beyond the domestic market and are broadening their activities in Southeast Europe, becoming key players in the region.

Over the past two years, the NBG Group has strengthened its position, implementing major restructuring while also forging a broader international profile, both in terms of its shareholder base and its business activities. The Bank aspires to become a strong financial group that will lead the banking market in the region of SE Europe, delivering superior value to its shareholders. The historic performance of 2006, with net profit after tax and minority interests reaching almost €1 billion, serves to vindicate the strategic choices of the Bank in Greece and the wider region.

Financial results

Group net profit after tax and minority interests grew to €990.1 million in 2006, up 36.1% on the previous year. This figure includes €89.8 million profit of Finansbank, at a Group share of 55.7% for the 135 days from the completion of the acquisition of the majority shareholding on 18 August 2006 through to the end of the year. Finansbank's total profits over the same period amounted to €159.6 million. If Finansbank's share and the one-off €100.6 million tax payment on the Bank's reserves are excluded from the results, the Group's profitability in 2006 totals €1,007 million, up 38.4% on 2005. As a result of the Group's strong profitability, return on equity in 2006 reached 28.7%. This performance puts the Group among the top of Greek and European banks in terms of return on equity.

The spectacular increase in profitability in 2006 reflects the dynamic growth posted across all sources of income and the ongoing reorganization and broadening of the Group's activities, which leads to a gradual decline in operating costs. As a result, the Group's core income grew by around 31.3%.

The main growth driver for the Group's core income has been the steadily strengthening interest income. Group net interest income in 2006 totalled approximately €2.1 billion, up 33.5% on the previous year. The momentum in interest income is reflected in the 10% growth posted in Q3 and Q4, pushing net interest income in 2006:Q4 to the level of €526 million, excluding Finansbank It is notable that, excluding Finansbank, net interest margin rose to a record high of 3.76% at the end of 2006:Q4 compared with 3.50% in Q3 and 3.16% for the whole previous year. This was due to the ongoing improvement in the asset mix and the dynamic growth in the Group's loan book, particularly retail.

Net commission income in 2006 rose to €548.2 million compared with €425.1 million in 2005, up 29.0% y-o-y. Although intense and generalized competition in Greece had an adverse impact on retail commissions, the positive contribution of other fees and commissions, particularly mutual fund commissions, more than offset the difference.

A key strategic objective of the Bank is to strengthen its position in the mutual funds market, particularly high value-added funds. In the face of adverse conditions, the Group managed to increase its market share in mutual funds overall to 29%, taking first place in the domestic market. Particularly encouraging was the increase in market share of equity and bond funds from 10.9% to 12.7% in 2006.

In 2006, insurance business posted a 6.0% improvement, rising to over €106 million. This reflects the structural changes in the Group's insurance operations, principally at Ethniki Insurance, and the more intensive marketing of insurance products to the large customer base of NBG via its extensive branch network.

Total Group lending amounted to €44.1 billion at the end of 2006, up 44.1% y-o-y. Over the same period retail lending posted spectacular growth of 37.0%, meaning that retail credit now accounts for 57.9% of total lending.

Mortgages surged by 29.9%, with mortgages outstanding exceeding €15.3 billion at the end of the year and corresponding to 34.8% of total Group lending. This result confirms the supremacy of NBG in the local mortgage lending market where it enjoys a market share of 24%. In 2006, disbursements of new mortgage loans exceeded €3.5 billion, of which €1.1 billion were disbursed in Q4, up 22% q-o-q.

Consumer loans outstanding totalled €7.2 billion at the end of the year, up 51.4% y-o-y, playing a key role in the performance of commissions deriving from consumer credit, which grew by 33.0% during the year.

Substantial growth was also posted by Group lending to businesses and professionals, which reached to €21.5 billion at year end. A key role was played by domestic financing for professionals and businesses with turnover below €2.5 million and SMEs with turnover of €2.5-€50 million that, after excluding Finansbank, reported impressive growth of 45% and 25% respectively. The corporate loan book topped €9.6 billion, up 10% y-o-y. Further growth in this loan book is planned by leveraging cross selling potential, with an emphasis on profitable categories of Project Finance and Cross Border Trade, tapping the synergies offered by corresponding specialized units at Finansbank.

The ratio of non-performing loans to the total loan book declined to 4.0%, from 4.7% in December 2005. NPLs after provisions for bad and doubtful debt today account for just 0.6% of the total loan book. The sound loan growth of recent years reflects ongoing discipline in implementing strict credit approval rules coupled with the adoption by the Group of state-of-the-art procedures and systems for controlling and managing credit risk.

Total Group deposits in 2006 grew by 22.8% to over €53 billion. Savings and sight deposits grew by 3.2% reaching €31 billion, while time deposits presented growth of over 80%. NBG's large market share of deposits gives it a strong competitive advantage since this facilitates the smooth financing of the Group's expanding activities and investment plans in Greece and the wider region.

Although lending continued to increase at a rapid pace, the fast growth in deposits in 2006 helped maintain the Group's balance-sheet leverage (ratio of loans to deposits) at the low level of 83% approximately.

Group operating costs grew by 19.7% on an annual basis, reflecting mainly the expansion of the Group's business in SE Europe and Turkey as well the increased staff expenditure due to the one-off cost of voluntary early retirement programmes at various Group subsidiaries and the cost of compliance with Basel II rules and the Sarbanes-Oxley Act. The Group's efficiency (cost/income) ratio, excluding Finansbank, stood at 50.3%, improved by 3 percentage points on the previous year, reflecting the emphasis that has been placed on keeping operating costs on a tight rein.

The NBG Group in SE Europe

Despite the considerable cost of expanding Group business in SE Europe, all our units made substantial improvements in their profits. In 2006, Group net profit after tax in SE Europe grew by approximately 57% over the previous year's results. The key driver behind growth in the region was business in Bulgaria and Romania via the local subsidiaries United Bulgarian Bank and Banca Romaneasca, as well as expansion into the Serbian market with the acquisition of Vojvodjanska Banka.

At the beginning of the year, the NBG Group completed its acquisition of Alpha Insurance Romania from the Alpha Bank Group, thereby broadening its presence in the insurance market of Romania. The company was renamed "NBG Asigurari S.A." and has signed a cooperation agreement with Alpha Bank Romania for the next five years.

Exploiting the strong position enjoyed by United Bulgarian Bank, the Group set up life insurance and general insurance companies in Bulgaria, with Ethniki Insurance teaming up with American International Group Inc. (AIG).

NBG strengthened its position in the Serbian market with the acquisition of Vojvodjanska Banka. Vojvodjanska is the sixth largest Serbian bank in terms of assets, and runs the second largest branch network in the country. Following this acquisition, NBG's market share in the Serbian market stands at around 8% vis-à-vis deposits and 6% vis-à-vis loans, thus ranking it among the top banks in the country.

With the addition of Vojvodanska's 168 units plus the opening of 95 new branches by other SE Europe subsidiaries, the Group now runs a total of 520 fully functional branches, almost the same as the Bank's network in Greece. Group lending in the region grew by a robust 44.0% in 2006 to €3.1 billion. Yet again, retail banking led the way, with the total retail loan book expanding at the impressive rate of 52% annually. It is particularly encouraging that over the course of the year the expanding loan book has been accompanied by a relative decline in non-performing debt to a ratio of less than 4%.

Acquisition of Finansbank

For National Bank, the expansion of its activities into Turkey is an integral part of its overall strategy, and has been vindicated by the strong performance of Finansbank, which was consolidated by the NBG Group for the first time. The net profit of the Finansbank Group for the 135 days between the signing of the acquisition agreement and the end of the year totalled €159.6 million. The profit corresponding to NBG on the basis of the consolidation ratio (55.7%) prior to the recent public tender offer to minority shareholders amounted to €89.8 million. Note that 43.4% of the minority shareholders responded positively to the public tender offer, which was completed recently, thus bringing the NBG Group's total stake in Finansbank to 89.4%. This strong performance by Finansbank reflects the dynamic course of its business, with retail banking comprising the principal lever for growth. At the same time, the bank's network is expanding fast.

In 2006, 101 new branches opened, 45 of these from August onwards, thus bringing the total number of Finansbank branches to 309 as at 31 December 2006.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well the need for effective risk management. Risk management and control consist an integral part of the Group's commitment to providing continuous and high quality returns to shareholder.

To this effect, the Group has developed an overall strategic direction, addressing the core issues regarding its fundamental attitude towards risk and risk management, driven by business objectives and targeting the creation of shareholder value.

Particularly, the Group Risk Strategy:

- Lays the foundation on which the Group builds its risk culture, terminology, policies and procedures;
- Describes the Group's risk management governance structure within a framework of three lines of defence (risk-taking units, Group Risk Management unit, Group Internal Audit unit);
- Defines the Group's risk management principles;
- Defines the Group's risk appetite and profile, as well as its risk-bearing capacity.

During 2006, the Group achieved significant progress on the implementation of the "Basel II" programme. The programme targets both the Group's compliance with the new capital adequacy regulatory requirements and, further, the enhancement of risk and capital management capabilities. The "Basel II" programme currently consists of 140 projects, which are expected to exceed 200 after the incorporation of Finansbank and Vojvodjanska Banka.

Credit risk

The Group pays particular attention to implement the highest standards of credit risk management and control. Credit risk arises from an obligor's (or group of obligors) failure to meet the terms of any contract established with NBG or NBG's subsidiary. The Group employs credit risk rating systems, which are especially designed to meet the specific characteristics of its various loan exposures (e.g. the Moody's Risk Advisor for the corporate loans portfolio, internal rating models for the retail loans portfolio etc.). The objective for using a credit risk rating system is to appropriately classify an obligor to a particular credit rating class and then to estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital of the Group. The protection against credit risk is achieved through:

- The application of maximum limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector etc.;
- The use of credit risk mitigation techniques (collaterals, guarantees);
- The incorporation of risk metrics in the pricing of products and services;
- The use of contemporary financial techniques for hedging credit risk.

Market risk

To effectively measure market risk, which is the risk of loss attributed to adverse changes in market driven factors such as the foreign exchange rates, the interest rates, the equity prices and the prices of derivative products, the Group applies the Value at Risk (VaR) model taking into account the sum of all trading and available for sale (AFS) positions in all currencies. The Group has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed, capturing both the individual risk factors (interest rates, foreign exchange rates, equity price risk) and the total level of market risk exposure.

Operating risk
A particular section of the "Basel II" programme refers to the development and the implementation of an integrated operational risk management framework, in accordance with the new regulatory requirements and the international best practices. During the year 2006, NBG completed the development of:

- The operational risk strategy, policies and methodologies;
- A "pilot implementation" of the new framework at NBG level;
- The timeline for the gradual implementation of the framework to all Group activities.

Liquidity and interest rate risk
Furthermore, the Group systematically estimates and manages interest rate risk in the loan book as well as the liquidity risk, through:

- The analysis of repricing and liquidity gaps arising from its balance sheet structure;
- The measurement of balance sheet and net interest income sensitivity to possible and less possible shifts in the yield curves and
- The establishment of relevant limits.

Capital adequacy
The Group manages actively its capital base by taking advantage of the contemporary means for raising capital, with the objective to sustain its high capital adequacy ratios and, at the same time, to improve the weighted average cost of capital to the benefit of its shareholders. In this light, the Group has issued hybrid capital instruments as well as subordinated debt, eligible for inclusion in the regulatory capital base of the Group. The Total and the Tier I Capital Adequacy Ratios on 31.12.2006 stood at 15.6% and 12.4% respectively, comparing to 15.2% and 12.3% in 2005. The Group's Capital Adequacy Ratios stand at a significantly higher level to the minimum regulatory limits that have been established by the Bank of Greece (8% and 4% for the Total and the Tier I Capital Adequacy Ratio respectively).

Corporate governance

NBG has embraced all international and Greek rules for corporate governance at Board level and runs Audit, Human Resources and Corporate Governance Committees. In December 2006, the Bank's Board of Directors approved a Code of Conduct for the Bank and its Group. The newly formed Group Compliance Division is responsible for monitoring the implementation of the Code of Conduct. Also in 2006, the Bank activated all the procedures to meet Sarbanes-Oxley Act, as required by the Securities and Exchange Commission ("SEC") of US.

Dividend policy

Given the positive picture presented by the Group's profitability, the Bank's Board of Directors proposes to the Annual General Meeting of Shareholders that €1 dividend per share be distributed, totalling €475 million comparing with €339 million in 2005, up 40% y-o-y. This amount will result from current and prior years results (€374.2 million) and taxed reserves (€100.8 million). On the basis of the closing price of the share at 31 December 2006, this figure represents a dividend yield of 2.9%.

Recognizing the crucial contribution of the staff in achieving these results and wishing to reward effort and efficiency, the Bank's Board of Directors intends to propose to the Annual General Meeting of Shareholders that €32 million of the profit be distributed to the staff of the Bank. A further amount of €19 million will be distributed by the Bank's subsidiary companies in Greece and abroad to their staff, raising the total distribution of profit to Group staff to €51 million, or 5% of net Group profit.

In November 2006, the Bank's Board of Directors activated its Stock Options Programme for the staff of the Bank and its subsidiaries as approved by the General Meeting of Shareholders last year. In line with the Programme, Management approved the issue of 2,992,620 stock options for officers and staff of the Bank strictly on the basis of merit. The aim of the Programme is to link, on a long-term basis, pay with Group performance, as well as to enhance the value delivered to the Bank's shareholders.

For the Bank's Board of Directors

Takis Arapoglou
Chairman and CEO

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

pursuant to article 11a of Law 3371/2005

Pursuant to article 30 of Law 3461/106 A/30-5-2006 aligning national legislation with European Council Directive 2004/25/EC, article 11a was included in Law 3371/2005, which states that listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors' report to the General Meeting of Shareholders contains the additional information required by article 11a of Law 3371/2005.

A) Share capital structure

NBG's share capital amounts to €2,376,436,095 divided into 475,287,219 ordinary registered shares with voting rights, of a par value of €5.00 each NBG shares are listed for trading on the Athens Exchange ("ATHEX").

NBG shareholders' rights issuing from its share depend on the share capital portion that corresponds to the paid up value of their shares. Each share embodies all the rights and obligations provided for by law and the company's Articles of Association. Specifically:

- The right to participate in and vote at the General Meeting of Shareholders.
- The right to a dividend from the Bank's profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves, or 6% of the paid-up capital (whichever is higher). This is annually distributed to shareholders as first dividend, whereas distribution of supplementary dividend is subject to General Meeting resolution. Entitled to a dividend are shareholders whose names appear in the Register of NBG's Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank's annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favor of the Greek state.
- The preemptive right to each share capital increase in cash and issue of new shares.
- The right to receive a copy of the Bank's financial statements and of the chartered auditors' report and the Board of Directors' report.
- The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank's Articles of Association).

Shareholders' liability is limited to the nominal value of the shares owned by them.

B) Restrictions on transfers of shares

Transfers of the Bank's shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank's Articles of Association.

C) Significant direct and indirect holdings as per PD 51/1992

There are no significant direct or indirect holdings as per PD 51/1992, i.e. of a direct or indirect participation percentage higher than 5% of the aggregate number of the Bank's shares.

D) Shares with special control rights

There are no shares with special control rights.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the shares pursuant to the Bank's Articles of Association.

F) NBG Shareholders' agreements

To the Bank's knowledge there are no shareholders' agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank's shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank's Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies' Act 2190/1920.

H) Board of Directors' authority for the issue of new shares or the purchase of own shares

1) Pursuant to the provisions of Companies' Act 2190/1920 Article 13 par. 1(b), by General Meeting resolution, subject to the publication requirements provided for under Companies' Act 2190/1920 Article 7b, the Board of Directors can increase the Bank's share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank's Articles of Association the Bank's share capital may increase up to the amount of capital paid up as at the date the Board of Directors' is authorized to do so by the General Meeting. The said authorization may be renewed, each time for a period of up to 5 years.

2) In accordance with Companies' Act 2190/1920 Article 13 par. 9, pursuant to a General Meeting resolution a Stock Options Programme may be launched for the management and the staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries' stock options are exercised, which by law cannot exceed 1/10 of the Bank's existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank's share capital accordingly and certifying the said increase.

Pursuant to the said provisions, on 22 June 2005 the General Meeting approved a stock options programme for executive members of the Board of Directors, senior management, and the staff of the Group. The programme (as amended by the second repeat General Meeting of 1 June 2006) is of 5-year duration, expiring 2010. The stock options may be granted one-off or in parts, at the discretion of the Board, at any time. The maximum number of shares to be issued on the basis of the said programme is 3.5 million. The options exercise price was determined within the range of €5 and 70% of the average stock market price of the share in the period from January 1 of the year in which the stock options were granted through the first day of their exercise.

In November 2006, the Bank's Board of Directors approved the issue of 2,992,620 stock options, and the exercise price was set at €23.8 per share. During the first options exercise period (6-15 December 2006), 310,043 options were exercised and the aggregate amount paid was €7,379,023. Subsequently, at its meeting of 27 December 2006 the Board decided to increase the Bank's share capital by €1,550,215 through the issue of 310,043 new registered voting shares of a par value of €5.00 each, and the amount of €5,828,808.40 was transferred and credited to the share premium account. As expressly provided for under Companies' Act 2190/1920 Article 13 par. 9, the said share capital increase does not constitute an amendment to the Articles of Association.

By resolution of the Bank's second repeat General Meeting of 1 June 2006, a new stock options programme was approved at Group level. The new programme, of 5-year duration and expiring 2011, provides for the issue of a maximum of 3.5 ordinary registered shares to be allocated to Board members, officers and staff of the Group, at a purchase price within the range between the par value (currently €5) and 70% of the average stock market price of the share from the date after the General Meeting (2 June 2006) until the first day of the exercise of the beneficiaries' options. No options under the said programme have yet been exercised.

3) In accordance with Companies' Act 2190/1920 Article 16 par. 5-13, pursuant to a General Meeting resolution companies listed on the ATHEX may purchase up to 10% of their own shares ("treasury shares") via ATHEX to support the stock market price of their share, subject to the specific terms and procedures provided for under the Article. On 27 April 2006, the Annual General Meeting, utilizing the said option afforded by law, decided to purchase, from 2 May 2006 until 27 April 2007, up to 10% treasury shares via the ATHEX at a purchase price of between €5 and €60.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

For the Bank's Board of Directors

Takis Arapoglou

Chairman and CEO

2. 2006 Consolidated Financial Statements

NATIONAL BANK OF GREECE S.A.

Consolidated Financial Statements

31 December 2006

In accordance with
International Financial Reporting Standards

March 2007

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of National Bank of Greece S.A. ("the Bank") and its subsidiaries (on a consolidated basis "the Group"), which comprise the consolidated balance sheet as of 31 December 2006, and the consolidated income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

We did not audit the financial statements of Finansbank Anonim Şirketi (a consolidated subsidiary acquired by the Bank on 18 August 2006) and its subsidiaries for the period from acquisition to 31 December 2006, which statements reflect total assets and total revenues constituting 13.78% and 12.17%, respectively, of the related consolidated totals for the year ended 31 December 2006. Those statements were audited by KPMG Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ, the Turkish member firm of KPMG International, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank Anonim Şirketi and its subsidiaries for the period from acquisition to 31 December 2006, is based solely on the report of KPMG Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ, the Turkish member firm of KPMG International.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of KPMG Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ, the Turkish member firm of KPMG International, are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the report of KPMG Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ, the Turkish member firm of KPMG International, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The content of the Director's Report is consistent with the above consolidated financial statements.

Athens, 20 March 2007

The Certified Public Accountant Auditor

Nikolaos C. Sofianos
RN SOEL 12231

Deloitte.

Hadjipavlou Sofianos &
Cambanis S.A.
Assurance & Advisory Services
RN SOEL E120
250 - 254 Kifissias Ave.
GR - 152 31 Halandri
Athens

Consolidated Income Statement

€ 000's	Note	Year ended 31.12.2006	31.12.2005
Continuing Operations			
Interest and similar income		3.503.182	2.426.266
Interest expense and similar charges		(1.372.078)	(830.506)
Net interest income	6	**2.131.104**	**1.595.760**
Fee and commission income		606.278	455.810
Fee and commission expense		(58.029)	(30.759)
Net fee and commission income	7	**548.249**	**425.051**
Earned premia net of reinsurance		671.957	551.990
Net claims incurred		(565.537)	(451.609)
Net premia from insurance contracts	8	**106.420**	**100.381**
Dividend income	9	9.646	13.760
Net trading income	10	18.791	67.522
Net result from investment securities	26	122.465	127.679
Other operating income	11	193.117	161.693
Total operating income		**3.129.792**	**2.491.846**
Personnel expenses	12&13	(1.048.535)	(877.307)
General & administrative expenses & other provisions	14	(427.795)	(335.512)
Depreciation, amortisation and impairment charges	15	(126.159)	(114.551)
Other operating expenses	16	(32.265)	(38.828)
Total operating expenses		**(1.634.754)**	**(1.366.198)**
Impairment losses on loans and advances	17	(267.197)	(226.259)
Share of profit of associates	28	40.462	43.700
Profit before tax		**1.268.303**	**943.089**
Tax expense	18	(221.101)	(221.157)
Tax on untaxed reserves	18	(100.607)	-
Profit for the period from continuing operations		**946.595**	**721.932**
Discontinued operations			
Profit for the period from discontinued operations	34	118.074	29.020
Profit for the period		**1.064.669**	**750.952**
Attributable to:			
Minority interests	44	74.617	23.590
NBG equity shareholders		990.052	727.362
Earnings per share- Basic & Diluted from continuing & discontinued operations	19	**€ 2,20**	**€ 1,96**
Earnings per share- Basic & Diluted from continuing operations	19	**€ 1,92**	**€ 1,87**
Earnings per share- Basic & Diluted from continuing operations excluding one-off tax on reserves	19	**€ 2,16**	**€ 1,87**

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Consolidated Balance Sheet

€ 000's	Note	31.12.2006	31.12.2005
ASSETS			
Cash and balances with central banks	20	3.874.210	2.431.287
Treasury bills and other eligible bills	21	367.758	177.023
Due from banks (net)	22	4.781.215	4.085.204
Financial assets at fair value through P&L	23	12.684.410	13.667.471
Derivative financial instruments	24	371.074	309.030
Loans and advances to customers (net)	25	42.624.536	29.528.178
Investment securities	26	4.191.192	2.833.661
Investment property	27	123.373	126.506
Investments in associates	28	272.780	249.152
Goodwill & other intangible assets	29	2.515.257	65.911
Property & equipment	30	2.041.938	1.885.713
Deferred tax assets	31	262.209	217.417
Insurance related assets and receivables	32	741.448	637.916
Other assets	33	1.718.252	1.479.888
Assets classified as held for sale	34	-	2.732.203
Total assets		**76.569.652**	**60.426.560**
LIABILITIES			
Due to banks	35	6.232.438	5.060.850
Derivative financial instruments	24	404.572	302.698
Due to customers	36	53.233.724	43.350.120
Debt securities in issue	37	822.696	175.297
Other borrowed funds	38	2.197.387	956.988
Insurance related reserves and liabilities	39	1.953.618	1.734.249
Deferred tax liabilities	31	100.918	102.359
Retirement benefit obligations	13	212.568	207.725
Other liabilities	40	2.578.827	1.960.701
Liabilities classified as held for sale	34	-	2.259.165
Total liabilities		**67.736.748**	**56.110.152**
SHAREHOLDERS' EQUITY			
Share capital	42	2.376.436	1.696.347
Share premium account	42	2.263.725	-
Less: treasury shares	42	(26.826)	(22.680)
Reserves and retained earnings	43	1.983.890	1.450.163
Equity attributable to NBG shareholders		**6.597.225**	**3.123.830**
Minority Interest	44	610.554	109.997
Preferred securities	45	1.625.125	1.082.581
Total shareholders' equity		**8.832.904**	**4.316.408**
Total equity and liabilities		**76.569.652**	**60.426.560**

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity

€ 000's	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Minority Interest & Preferred securities	Total
	Attributable to equity holders of the parent company						
At 1 January 2005	**1.492.090**	**32.393**	**(210.128)**	**1.041.348**	**2.355.703**	**1.134.470**	**3.490.173**
Adoption of IAS 39 & IFRS 4	-	-	-	(110.761)	**(110.761)**	(31.739)	**(142.500)**
At 1 January 2005 restated	**1.492.090**	**32.393**	**(210.128)**	**930.587**	**2.244.942**	**1.102.731**	**3.347.673**
Movement in the available for sale securities reserve, net of tax	-	-	-	(81.930)	**(81.930)**	(3.435)	**(85.365)**
Currency translation differences	-	-	-	(1.323)	**(1.323)**	20.576	**19.253**
Profit/(loss) recognised directly in equity	-	-	-	(83.253)	**(83.253)**	17.141	**(66.112)**
Net profit/(loss) for the period	-	-	-	727.362	**727.362**	23.590	**750.952**
Total	-	-	-	644.109	**644.109**	40.731	**684.840**
Merger through absorption of subsidiaries	204.257	(32.393)	-	37.428	**209.292**	(209.292)	**-**
Issue of preferred securities	-	-	-	(3.423)	**(3.423)**	230.000	**226.577**
Dividends paid to preferred securities	-	-	-	(45.999)	**(45.999)**	-	**(45.999)**
Share capital issue costs net of tax	-	-	-	(1.065)	**(1.065)**	(312)	**(1.377)**
Dividends paid to ordinary shareholders	-	-	-	(193.230)	**(193.230)**	-	**(193.230)**
Acquisitions, disposals & share capital increases of subsidiaries/associates	-	-	-	(6.650)	**(6.650)**	28.695	**22.045**
Purchases/ disposals of treasury shares & preferred securities	-	-	187.448	88.406	**275.854**	25	**275.879**
Balance at 31 December 2005	**1.696.347**	**-**	**(22.680)**	**1.450.163**	**3.123.830**	**1.192.578**	**4.316.408**
At 1 January 2006	**1.696.347**	**-**	**(22.680)**	**1.450.163**	**3.123.830**	**1.192.578**	**4.316.408**
Movement in the available for sale securities reserve, net of tax	-	-	-	(20.406)	**(20.406)**	5.874	**(14.532)**
Currency translation differences	-	-	-	17.146	**17.146**	(18.797)	**(1.651)**
Cash flow hedges	-	-	-	(8.140)	**(8.140)**	-	**(8.140)**
Profit/(loss) recognised directly in equity	-	-	-	(11.400)	**(11.400)**	(12.923)	**(24.323)**
Net profit/(loss) for the period	-	-	-	990.052	**990.052**	74.617	**1.064.669**
Total	-	-	-	978.652	**978.652**	61.694	**1.040.346**
Share capital increase	678.539	2.321.960	(7.042)	-	**2.993.457**	-	**2.993.457**
Share capital issue costs net of tax		(64.064)	-		**(64.064)**	-	**(64.064)**
Stock options exercised	1.550	5.829	-	-	**7.379**	-	**7.379**
Issue of preferred securities	-	-	-	(3.323)	**(3.323)**	559.909	**556.586**
Dividends paid to preferred securities	-	-	-	(70.905)	**(70.905)**	-	**(70.905)**
Dividends paid to ordinary and minority shareholders	-	-	-	(338.558)	**(338.558)**	-	**(338.558)**
Share based payments	-	-	-	6.383	**6.383**	-	**6.383**
Acquisitions, disposals & share capital increase of subsidiaries/associates	-	-	-	(38.696)	**(38.696)**	421.498	**382.802**
Purchases/ disposals of treasury shares & preferred securities	-	-	2.896	174	**3.070**	-	**3.070**
Balance at 31 December 2006	**2.376.436**	**2.263.725**	**(26.826)**	**1.983.890**	**6.597.225**	**2.235.679**	**8.832.904**

Detailed analysis of the changes in equity is presented in notes 42 to 45 of these consolidated financial statements

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Consolidated Cash Flow Statement

€ 000's	Note	Year ended 31.12.2006	31.12.2005
Cash flows from operating activities			
Profit for the period from continuing operations		946.595	721.932
Adjustments for:			
Non-cash items included in profit and other adjustments:		**249.605**	**214.084**
Depreciation, amortisation & impairment on fixed assets & invest. property		126.159	114.550
Share based payment		6.383	-
Impairment losses / (recoveries) on investments		(2.538)	664
Amortization of premiums / discounts of investment securities		10.654	10.109
Provisions for credit and other risks		304.803	257.614
Equity income of associates		(40.462)	(43.700)
Deferred tax expense / (benefit)		36.492	32.802
Dividend income from investment securities		(7.182)	(6.136)
Net (profit) / loss on sale of fixed assets & investment property		(64.777)	(23.476)
Net (income) / expense on investment securities		(119.927)	(128.343)
Net (increase) / decrease in operating assets:		**662.527**	**(4.153.541)**
Net due from / to banks		3.673.323	616.377
Financial assets & liabilities at fair value through P&L		1.064.925	(3.786.769)
Acquisition / Proceed of sale of treasury bills and other eligible bills		(95.987)	1.443
Net derivative financial instruments		95.675	(102.103)
Net loans and advances to customers / due to customers		(3.850.297)	(910.083)
Other assets		(225.112)	27.594
Net increase / (decrease) in operating liabilities:		**(46.211)**	**475.396**
Income taxes paid		(294.538)	(154.595)
Other liabilities		248.327	629.991
Net cash flow from / (used in) operating activities from continuing operations		**1.812.516**	**(2.742.129)**
Net cash flow from / (used in) operating activities from discontinued operations		**(2.268)**	**(348.793)**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(2.419.746)	(12.470)
Disposals of subsidiaries, net of cash disposed		358.455	-
Acquisitions of associates, net of cash		(5.072)	(2.051)
Disposals of associates, net of cash		1.825	2.857
Dividends received from investment securities & associates		27.758	16.051
Purchases of fixed assets		(179.119)	(146.373)
Proceeds from sale of fixed assets		146.233	74.852
Purchases of investment property		(2.183)	(1.539)
Proceeds from sale of investment property		3.239	2.434
Purchases of investment securities		(8.216.444)	(4.043.969)
Proceeds from redemption and sale of investment securities		8.179.444	4.496.142
Net cash from / (used in) investing activities from continuing operations		**(2.105.610)**	**385.934**
Net cash from / (used in) investing activities from discontinued operations		**286**	**129.993**
Cash flows from financing activities			
Share capital increase		3.000.836	-
Proceeds from borrowed funds and debt securities		1.664.557	347.467
Repayments of borrowed funds and debt securities		(2.581.049)	-
Issuance of preferred securities		559.905	230.000
Proceeds from sale of treasury shares		72.793	327.966
Repurchase of treasury shares		(68.725)	(52.110)
Dividends to ordinary shareholders		(338.558)	(193.230)
Dividends to preferred securities		(70.905)	(45.999)
Minority interest		(9.255)	28.408
Share capital issue costs		(87.782)	-
Net cash from / (used in) financing activities from continuing operations		**2.141.817**	**642.502**
Effect of foreign exchange rate changes on cash and cash equivalents		(30.521)	129.581
Net increase/(decrease) in cash and cash equivalents		**1.816.220**	**(1.802.912)**
Cash and cash equivalents at beginning of period		3.127.261	4.930.173
Less: cash & cash equivalents at period end from discontinued operations		-	(62.515)
Cash and cash equivalents at end of period	47	**4.943.481**	**3.064.746**

The notes on pages 9 to 77 form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the "Bank") was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank's headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 166 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the "Group") provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and recently in 2006 in Turkey.

The Board of Directors consists of the following members:

Executive Members

Efstratios (Takis) -Georgios A. Arapoglou	*Chairman - Chief Executive Officer*
Ioannis G. Pechlivanidis	*Vice Chairman- Deputy Chief Executive Officer*

Non-Executive Members

Achilleas D. Mylonopoulos	*Employees' representative*
John P. Panagopoulos	*Employees' representative*
Ioannis C. Yiannidis	*Professor, University of Athens Law School*

Independent Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos	
Stefanos C. Vavalidis	*Member of the Board of Directors, European Bank for Reconstruction & Development*
Dimitrios A. Daskalopoulos	*Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists*
Nikolaos D. Efthymiou	*Chairman, Association of Greek Shipowners*
George Z. Lanaras	*Shipowner*
Stefanos G. Pantzopoulos	*Business Consultant, former Certified Auditor*
Constantinos D. Pilarinos	*Economist, General Manager of Finances and Technical Services, Church of Greece*
Drakoulis K. Fountoukakos-Kyriakakos	*Entrepreneur*
Ploutarchos K. Sakellaris	*Professor, University of Athens, and Chairman, Council of Economic Advisors.*
George I. Mergos	*Professor, University of Athens, Governor of IKA (Social Security Fund))*

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2007. On 30 August 2006, the employees' representative, Mr. A. Mylonopoulos was elected as a non-executive BoD member in the position vacated by the resignation of Mr. G. Athanasopoulos. On 21 February 2007, Mr A. Stavrou was elected as a non-executive BoD member in the position of the deceased I. Vartholomeos. Furthermore, on 15 March 2007, Mr. G. Mergos was elected as a non-executive BoD member in the position of Mr A. Stavrou.

These consolidated financial statements have been approved for issue by the Bank's Board of Directors on 15 March 2007 and are subject to the approval by the Bank's shareholders at the Annual General Meeting.

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements of the Group (the "financial statements") are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopted the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005. Newly acquired subsidiaries that prior to their acquisition by the Group had been preparing their financial statements under local accounting principles (GAAPs), prepared their first IFRS financial statements for consolidation purposes by the Group, according to the IFRS 1 "First Time Adoption of IFRS".

New standards, amendments and interpretations to existing standards effective in 2006

The following standards and interpretations are mandatory for the accounting periods beginning on or after 1 January 2006:

- IAS 19 (Amendment), "Employee Benefits" (effective from 1 January 2006).
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The Group has not changed its accounting policy for the recognition of actuarial gains and losses and has not participated in any multi-employer plans.

- IAS 39 (Amendment), "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment had a limited impact on the consolidated financial statements as of 31 December 2006.

- IAS 39 (Amendment), "The Fair Value Option" (effective from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group has decided to apply this amendment for the annual period beginning 1 January 2005 (early adoption).

- IAS 39 and IFRS 4 (Amendment), "Financial Guarantee Contracts" (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have a significant impact on the Group's financial position.

- IAS 21 (Amendment) "The effect of changes in foreign exchange rates". This amendment requires that when a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation. This amendment did not have a significant impact on the Group's financial position.

- IFRIC 4, "Determining whether an Arrangement contains a Lease" (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. This amendment did not have a significant impact on the Group's financial position.

New standards, amendments and interpretations to existing standards that are not yet effective

The new standards, amendments and interpretations to existing standards that are mandatory for the Group's accounting periods beginning on or after 1 January 2007 are as follows:

- IFRS 7, "Financial Instruments: Disclosures", and a complementary amendment to IAS 1, "Presentation of Financial Statements – Capital Disclosures" (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, "Disclosures in the Financial Statements of Banks and Similar Financial Institutions", and disclosure requirements in IAS 32, "Financial Instruments: Disclosure and Presentation". It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

- IFRS 8 "Operating Segments" (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segments and to assess performance. The Group has decided to apply this standard for the annual period beginning on 1 January 2009, however there will be no significant impact on the Group's financial reporting.

- IFRIC 8, "Scope of IFRS 2" (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 clarifies that IFRS 2 Share based payment will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given. It presumes that such cases are an indication that other consideration has been or will be received. The Group will apply this IFRIC from 2007, and its adoption will have no or insignificant impact on its financial statements.

- IFRIC 9, "Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is as change to the contract that significantly modifies the cash flows. The Group will apply this IFRIC from 2007 and its adoption will have no significant impact on its financial statements.

- IFRIC 10, "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial Instruments: Recognition and Measurement. This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods. The Group will apply this IFRIC from 2007.

- IFRIC 11, " IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). This IFRIC requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if:

- The entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or
- The shareholder(s) of the entity provide the equity instruments required

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

- When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.
- When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Group will apply this IFRIC from 2008 however its adoption will have no significant impact on the Group's financial statements.

- IFRIC 12, "Service Concession Arrangements" (effective for annual periods beginning on or after 1 January 2008). The Group will apply this IFRIC from 2008 and is currently evaluating its impact on the Group's financial reporting.

2.3 Group accounts

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree. The Group has incorporated into its income statement the results of operations of the acquiree and has also recognised in the balance sheet the assets and assumed the liabilities and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition. Acquisitions are accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition. For the allocation of the cost of acquisition, all recognised assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority's proportion of the fair values of the assets and liabilities recognised in accordance with IFRS 3.
The consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Business combinations achieved in stages: When the Group obtains control over a subsidiary in successive share purchases i.e. "step acquisition", each significant transaction is accounted for separately and the identifiable assets, liabilities and contingent liabilities acquired are stated at their fair value at the acquisition date which is the date when the control is obtained.

As with an acquisition achieved in a single transaction, minority interest is measured at the minority's proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities. Any share of the identifiable assets, liabilities and contingent liabilities acquired in previous transactions is revalued. The revaluation is calculated as the difference between the fair value of assets in excess of book values by the share portion previously acquired. This adjustment is recorded directly in equity and does not constitute a change in accounting policy.

Further acquisition after control is obtained: Changes in the parent's ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions between equity holders in their capacity as equity holders. No gain or loss is recognised in income statement on such changes. The carrying amount of the non-controlling interest is adjusted to reflect the change in the parent's interest in the subsidiary's net assets. Any difference between the amount by which the non-controlling interest is so adjusted and the fair value of the consideration paid or received, if any, is recognised directly in equity and attributed to equity holders of the parent. (Ref: par 30A Exposure Draft of Proposed Amendments to IAS 27 Consolidated and Separate Financial Statements). Legal mergers between entities under common control are also accounted for using the above method. Effective date of such transactions is considered the balance sheet as at the merger date.

Put options on minority interests
The Group has occasionally entered into arrangements as part of a business combination whereby the Group is committed to acquire the shares held by the minority interest in a subsidiary or whereby a minority interest holder can put its shares to the Group. In such cases, IAS 32 "Financial Instruments: Disclosure and Presentation" requires, in the consolidated financial statements, the put option to be accounted for as a liability. The recognition of the liability results in accounting as if the puttable instrument has already been exercised. Therefore, no minority interest is recognised for reporting purposes. The liability is measured at fair value, using different valuation techniques based on best estimates available to the management of the Group. The difference (if any), between the fair value of the liability and the legal minority interest's share of net assets is recognised as part of the goodwill. Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement.

Although there is no clear guidance in IFRS 3 on Business combinations and IAS 32 on Financial Instruments on how such options must be accounted for, and no specific IFRIC guidance has yet issued, the Group applies the provisions of IAS 32.23 while waiting for an interpretation from IASB and IFRIC.

Subsidiary undertakings: Subsidiary undertakings, which are those companies in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Associated undertakings: Investments in associates are accounted for by applying the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control. Impairment charges are recognised for other than temporary declines in value.

Under the equity method of accounting, the investment is initially recorded at cost, and is increased or decreased by the proportionate share of the affiliate's profits or losses after the date of acquisition. Goodwill arising on the acquisition of an associate is included in the cost of the investment (net of any accumulated impairment loss). Dividends received from the associate during the year reduce the carrying value of the investments. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains and losses on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertaking. Where necessary, the accounting policies used by the associate have been changed to ensure consistency with the policies adopted by the Group.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency"). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders' equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity's opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders' equity.

When a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to equity upon consolidation. When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Regular way purchases and sales

In case of "regular way" purchases and sales of financial assets the Group uses "settlement date" accounting apart from trading and investment securities and derivative financial instruments, which are recognised at "trade date".

2.6 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Group and in liabilities when unfavourable to the Group. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in trading income.

A derivative may be embedded in another financial instrument, known as "host contract". In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Group's criteria for a derivative instrument to be accounted for as a hedge include:

- at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;
- the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and
- the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the "unamortised fair value adjustment"), is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders' equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders' equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders' equity remains in shareholders' equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders' equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Group's risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

The foreign currency risk of a highly probable forecast intragroup transaction is qualified as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.7 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.8 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by a maximum of 180 days, or when the borrower or securities' issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.9 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.10 Financial assets and liabilities at fair value through profit and loss

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a) Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognised at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

b) Financial assets at fair value through profit or loss

Upon initial recognition the Group may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when either:

(i) It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or
(ii) A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the board of directors and chief executive officer.
Interest income on financials assets at fair value through profit and loss is reported as interest income.

c) Financial liabilities at fair value through profit or loss

Financial liabilities designated at fair value through profit and loss are initially recognised on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition, financial liabilities at fair value through profit and loss are re-measured at fair value with unrealised gains and losses reported in net trading income. Interest expense on financials liabilities at fair value through profit and loss is reported as interest expense.

2.11 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement ('Repos') are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell ('Reversed Repos') are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.12 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.
The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.13 Investment Securities

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales, which do not fall within market convention are recognised as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders' equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders' equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognised valuation techniques.

Interest earned while holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.14 Loans and receivables

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Group are recognised when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognised on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

2.15 Impairment losses on loans and advances

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. A "claim" means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans' carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan's original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors' ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.16 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.17 Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.18 Goodwill and other intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Any excess, as at the date of the exchange transaction, of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill. Once it has been established that negative goodwill exists, the Group a) reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 10 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.
At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.19 Insurance Operations

The Group classifies its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 ("Insurance contracts"). As permitted by IFRS 4, the Group accounts for its insurance contracts in accordance with Greek accounting principles. Accordingly, overseas insurance liabilities are measured in accordance with the accounting and legal requirements in the countries concerned and as permitted by IFRS 4.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, 'Financial Instruments: Recognition and Measurement'. The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test ("LAT"), which meets the minimum requirements set forth in IFRS 4, at the end of each reporting period. Additional liabilities resulting from the LAT increase the carrying amount of insurance liabilities as determined in accordance with local laws and regulations and are charged off to the income statement. As at 1 January 2005, additional liabilities resulting from the first application of the LAT were charged off to equity.

2.20 Leases

a. A Group company is the lessee
Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

b. A Group Company is the lessor
Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.21 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.22 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.23 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

2.24 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.24.1 Pension plans

a. Defined benefit plans
A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the "corridor" approach of IAS 19 "Employee Benefits" according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.24.2 Other post-retirement benefit plans
Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are all defined contribution and Group contributions are charged to the income statement in the year to which they relate and are included in staff costs.

2.24.3 Share based payment transactions
The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group. The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the options at the date on which they are granted and is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair

value of the share options granted. Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.25 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from insurance reserves, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders' equity, is also credited or charged directly to shareholders' equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.26 Borrowings

Borrowings are initially recognised at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.27 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank's Shareholders at the Annual General Meeting.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders' equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders' equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.28 Segment reporting

The Group is organised on a worldwide basis into six business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.29 Assets and liabilities held for sale and discontinued operations

Assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS's. Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale. Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the income statement.

2.30 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies. All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.31 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognised in the financial statements. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.32 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3: Critical accounting policies, estimates & judgments

3.1 Critical accounting policies and estimates

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Group's Consolidated Financial Statements and accompanying notes. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated Financial Statements are appropriate given the factual circumstances as of 31 December 2006.

Various elements of the Group's accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the Group has identified nine accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of the financial statements to those judgments, estimates and assumptions, are critical to an understanding of the financial statements.

Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, the Group determines fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate its models. A variety of factors are incorporated into the Group's models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

Fair value option

The Group adopted revised IAS 32 and revised IAS 39 at 1 January 2005. The Group has applied the exception provided in IFRS 1 not to restate the comparative prior year. Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. The Group applies the fair value option primarily to debt instruments since this option presents more relevant information by eliminating or significantly reducing measurement inconsistency (an "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on a different basis.

Recognition of deferred Day 1 Profit and Loss

The Group has entered into transactions, some of which will mature after more than ten years, where it determines fair value using valuation models for which not all inputs are market observable prices or rates. The Group initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as "Day 1 profit and loss". In accordance with applicable accounting literature, the Group does not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure the Group does not prematurely release a portion of the deferred profit to income. For each transaction, the Group determines individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement. In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

Goodwill and Equity method investments

The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, the Group makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Group compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Group believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty's financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves
Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events. Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost
The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Useful lives of depreciable assets
The Group's management determines the estimated useful lives and related depreciation charges for its property and other equipment. The Group's estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

Stock Options granted to employees
The Group grants options over shares in NBG to its employees under a stock option program. Employee services received, which are charged to the P&L, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on the assumptions described in note 12, which include among others the exercise price, the dividend yield, the risk free interest rate and share price volatility.

3.2 Critical accounting judgments

Impairment of available-for-sale financial assets
The Group follows the guidance of IAS 39 on determining when an investment is other than temporarily impaired. This determination requires judgment and the Group evaluates the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Put options on minority interests
Put options as part of a business combination under IAS 32 "Financial Instruments: Disclosure and Presentation" are accounted for as a liability. The liability is recognised as if the puttable instrument has already been exercised, therefore, no minority interest is recognised for reporting purposes, and subsequently is measured at fair value, using different valuation techniques based on best estimates available to the management. The difference (if any), between the fair value of the liability and the legal minority interest's share of net assets is recognised as part of the goodwill. Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement. Since there is no clear guidance in IFRS 3 on Business combinations and IAS 32 on Financial Instruments on how such options must be accounted for and no specific IFRIC guidance has yet issued, the Group applies the provisions of IAS 32.23 while waiting for an interpretation from IASB and IFRIC.

NOTE 4: Financial risk management

4.1 Credit risk

The credit risk process is conducted separately by the Bank and each of its subsidiaries. The Group has implemented systematic controls and monitoring of credit risk and market risk and has formed a Risk Management Council to establish consistent risk management policies throughout the Group. Each of the credit risk procedures established by the subsidiaries is coordinated by the Group Risk Management Division.

The Bank. The credit risk process for the Bank is managed centrally by the Group Risk Management Division, which works closely with centralised underwriting units responsible for particular type of loans. Under the Bank's facility risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favourable terms, while loans to high-risk borrowers generally require third party guarantees and additional collateral. The bank also uses a number of obligor rating systems, assigning a borrower rating to each counterparty, whether large, medium corporate or small business. This rating is based primarily upon quantitative criteria (mostly liquidity, profitability, capital structure and debt service ratios) as well as qualitative factors such as management quality, reputation with customers and employees and company standing. In addition, all Bank's rating systems consider the borrower's industry risk and its relative position within its peer group. As the Banks prepares for compliance with Basel II IRB methods, corporate borrower ratings are mapped to probabilities of default and will take precedence over the existing eight-grade facility rating, to be replaced in the near future by specific expected loss estimates per obligor.

The Bank's credit exposure to each borrower is subject to a detailed risk review at least annually, or semi-annually in case of high-risk borrowers, with all outstanding facilities being reviewed. Interim reviews are also undertaken throughout the year and on an ongoing basis, either following a late payment, or if there are issues which may affect the borrower's course of business, or changes relevant to the borrower's creditworthiness. In case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer and are monitored by the Group's Risk Management Division. Credit reviews include consideration of the customer's historical and projected business performance, balance sheet strength and cash flow generation capability, as well as relevant industry trends. These matters are considered in relation to the size, structure and maturity of the Bank's exposure to its client, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, the Bank may increase its collateral level, reset the interest rate at a higher level or decrease its facility line. In addition, credit officers responsible for the customer will intensify the monitoring of its other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility is restructured or future lending and renewals of existing lines are rejected. With respect to the facility risk rating categorization, a coefficient Expected Loss analysis is applied to all commercial and corporate loans and its results are taken into consideration during the formulation of the Bank's provisioning policy.

Since the beginning of the year, the Bank has implemented and currently enforces both Obligor limits and Sector limits. These are based on relative risk analyses of the existing commercial portfolio and are reviewed annually. Trends in the loan portfolio, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans, whose principal and interest payments are in arrears for up to three months, and have not yet been classified as non-performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralised under the Mortgage Credit Division. All mortgage applications are rated using a bespoke application scorecard. Centralised underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount. Maximum loan amount usually does not exceed the 75% of the market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant's credit profile, type of ownership, location of the asset, type of the financed property etc.

For Personal Loans and Credit cards, the credit approval process is carried out through the use of bespoke credit scorecards. The Group Risk Management Division carries out among other reports, vintage analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards' efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities.

The credit granting processes and procedures are centralised. The rational behind this organizational structure is three-fold:

- To ensure correct application of credit policy
- To effectively channel the applications through the business pipeline, thus speeding up the decision making process, while ensuring accuracy and consistency
- To effectively monitor the client information input process

Finally, through the development of portfolio models, Risk Management is able to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments.

The recently established Retail Banking Collection Division carries the responsibility of monitoring and collecting past due amounts of the entire retail portfolio. The Division's objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

The Bank's subsidiaries
Finansbank. The Credit Risk Management Committee is responsible for managing credit risk at Finansbank. Total amount of credits granted to a group is subject to certain credit risk limits. According to the decision taken by the Board of Directors, the maximum amount of the loan to be granted to a group (cash and non-cash) is limited with the calculation of certain percentages of the shareholders' equity based on the rating of the group. Furthermore, concentration risk is monitored on monthly basis in terms of industry, rating, top 20 group and top 50 corporate customers.

Loan limits of the loan customers are revised periodically in line with the Bank's procedures. The Bank analyses the credibility of the loans within the framework of its loan policies and obtains collaterals for loans and other receivables to reduce credit risk. Evaluation of restructured and rescheduled loans is based in the Bank's current rating system.

United Bulgarian Bank (UBB). Outstanding business loans to large corporations are reviewed monthly by the responsible credit officers and by UBB's Credit Portfolio Review Committee, which is responsible for reviewing general categories of risk and implementing risk guidelines. Loans to small to medium sized enterprises (SMEs) are also reviewed on a monthly basis. All loans are reclassified monthly according to a risk assessment based on a four-point risk-rating system. In addition, UBB's auditors carry out a separate review of loans representing approximately 70% of the loan portfolio on an annual basis. The review is focused on the largest and most recently granted loans and a random sample of other loans. Interim reviews are undertaken during semi-annual audit reviews. Reports related to the status of loans are submitted regularly to the Credit Committee by UBB's Credit Portfolio Review Committee. At least once a year, UBB's executive management presents a full report on the quality of UBB's loan portfolio to its Board of Directors.

Stopanska Banka. Stopanska applies a five-point risk rating system for classifying loans. Loans are rated from A to E, with E being the riskiest (i.e. non performing). Loans are classified depending mainly on the length of time they have been in arrears. Loans in class A have been in arrears for less than 30 days, while those in class E have been in arrears for over 365 days.

NBG Cyprus. NBG Cyprus has adopted the Bank's risk rating system. A special Credit Provisions Committee presents a report annually to NBG Cyprus' Executive Credit Committee on the quality of the bank's credit portfolio.

Banca Romaneasca. Banca Romaneasca applies a five-point credit rating system. The credit category assigned to a loan is determined by three factors: risk rating, debt service and initiation of legal proceedings and is re-assessed on a monthly basis. A debtor's financial performance and risk rating are measured by a combination of quantitative and qualitative criteria, such as the debtor's quantitative financial performance as well as his general background. Banca Romaneasca evaluates these factors and, after receiving the client's annual and semi-annual financial statements, re-assesses risk rating twice a year (in April and August). The initiation of legal proceedings results in automatically classifying the loan in the lowest credit category regardless its risk rating and debt service factors.

The South African Bank of Athens (SABA). SABA focuses on working capital facilities and asset based finance for small-to-medium sized enterprises and all facilities are reviewed on an annual basis in light of the most recent financial statements for such corporate clients. During this review period SABA analyses the client's entire business and looks for opportunities to add value by either providing business advice or restructuring/ increasing facilities.

Geographical concentration of the Group's loan portfolio and credit commitments is summarised in the following table.

Geographical concentration of loan portfolio (net) and credit commitments

	Loan portfolio				Credit commitments			
	31.12.2006		**31.12.2005**		**31.12.2006**		**31.12.2005**	
Greece	30.550.645	72%	25.537.683	87%	17.113.091	57%	13.338.814	95%
Turkey	6.685.209	16%	-	-	12.184.558	40%	-	-
SE Europe	3.769.855	9%	2.681.630	9%	930.622	3%	482.805	4%
West European Countries	1.558.044	3%	1.246.687	4%	49.553	-	150.159	1%
South Africa	60.783	-	62.178	-	12.528	-	14.417	-
Total	**42.624.536**		**29.528.178**		**30.290.352**		**13.986.195**	

4.2 Market Risk

The Bank takes on exposure to market risk. Market risk is the risk of loss attributed to adverse changes in the market value and the liquidity level of the Bank's portfolio due to unfavourable movements in interest rates, foreign exchange rates and equity prices / indices.

Since 2003, the Bank applies the "Value at Risk- (VaR)" model, in order to estimate the worst expected loss for 1-day holding period and a confidence interval of 99%. The Bank currently implements the VaR model taking into account the positions of both trading and available for sale (AFS) portfolios, through the most advanced software developed by the company Algorithmics. It should be noted that the Bank of Greece, as well as internal and external advisors, have certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to specific types of market risk - such as interest rate risk, foreign exchange risk and equity risk - but also to the overall market risk of the Bank' s trading and available for sale portfolios. In 2006, the Total VaR estimate (with 1-day holding period and 99% confidence interval) of the Bank's portfolio varied from €1.5 million to €10.6 million, with an average estimate of €5 million.

The Bank conducts a back-testing program on the positions of the trading portfolio on a daily basis, in order to evaluate and assess the accuracy of the VaR model. Back-testing compares the one-day VaR calculated by the internal model, with the change in the value of the portfolio due to the actual movements of the relevant risk factors. During 2006, there were only 3 cases out of 251 days where the actual change in the value of the portfolio exceeded the VaR estimates. Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis, on both the trading and the available for sale portfolios, based on specific scenarios. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.

4.3 Interest Rate Risk

For 2006, interest rate risk remained the most significant risk to which the Bank was exposed, due to the worldwide fluctuations of interest rates. The principal source of interest rate risk exposure arises from the Bank's bond portfolio, which mainly consists of Greek government bonds, for which the Bank is the principal market maker, in both the primary and the secondary markets. Its relatively large inventory facilitates its market-making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds.

As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterised by moderate moves resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The Bank is also active in the interbank deposit market.

Finansbank. The major funding sources of Finansbank are customer deposits and funds borrowed from abroad. The customer deposits are with fixed rates and have an average maturity of 1 month. Funds borrowed from abroad are generally with floating rates and are repriced at an average period of three and six months. The Bank diverts its placements to assets with high return, low risk and sufficient collaterals.

Besides customer deposits, the Bank funds its long term fixed interest rate YTL loan portfolio with long term (up to 10 years) floating interest rate foreign currency funds obtained from international markets. The Bank changes the foreign currency liquidity obtained from the international markets to YTL liquidity with long term swap transactions (fixed YTL interest rate and floating FC interest rate). Therefore, the Bank not only funds its long term fixed interest rate loans with YTL but also hedges economically itself against fair value risk.

Both swaps contracts and fixed rate long-term loans, mainly mortgages, are fair valued in order to reduce measurement inconsistency.

Interest sensitivity of Group's assets and liabilities is summarised as follows:

At 31 December 2006

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Cash and balances with central banks	2.129.305	13.594	11.389	-	-	1.719.922	**3.874.210**
Treasury bills and other eligible bills	170.865	11.992	136.678	38.172	8.819	1.232	**367.758**
Due from banks	3.394.650	692.386	513.841	26.790	-	153.548	**4.781.215**
Financial assets at fair value through P&L	398.468	218.683	7.025.260	2.919.999	2.017.004	104.996	**12.684.410**
Loans and advances to customers (net)	23.708.661	5.892.620	6.817.968	4.331.638	1.745.619	128.030	**42.624.536**
Investment securities - available for sale	560.649	678.278	653.334	800.044	680.568	818.319	**4.191.192**
Other assets	479.345	5.077	9.289	6.971	7	7.545.642	**8.046.331**
Total assets	**30.841.943**	**7.512.630**	**15.167.759**	**8.123.614**	**4.452.017**	**10.471.689**	**76.569.652**

LIABILITIES	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Due to banks	5.289.207	457.914	354.548	99.477	8.133	23.159	**6.232.438**
Due to customers	44.448.280	3.721.697	3.336.083	198.165	82.534	1.446.965	**53.233.724**
Debt securities in issue & other borrowed funds	245.950	1.737.872	356.216	510.156	158.316	11.573	**3.020.083**
Other liabilities	182.260	31.960	2.138	1.559	-	5.032.586	**5.250.503**
Total liabilities	**50.165.697**	**5.949.443**	**4.048.985**	**809.357**	**248.983**	**6.514.283**	**67.736.748**
Total interest sensitivity gap	**(19.323.754)**	**1.563.187**	**11.118.774**	**7.314.257**	**4.203.034**	**3.957.406**	**8.832.904**

At 31 December 2005

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Cash and balances with central banks	1.544.004	5.405	10.816	-	5.474	865.588	**2.431.287**
Treasury bills and other eligible bills	46.344	7.232	79.858	40.072	3.517	-	**177.023**
Due from banks	1.473.378	994.755	1.332.919	35.374	46	248.732	**4.085.204**
Financial assets at fair value through P&L	385.217	409.216	6.854.226	3.910.960	1.872.960	234.892	**13.667.471**
Loans and advances to customers (net)	18.433.563	2.230.189	6.182.311	1.516.189	977.298	188.628	**29.528.178**
Investment securities - available for sale	132.006	244.122	473.509	493.715	890.505	578.937	**2.812.794**
- held to maturity	8.659	-	12.208	-	-	-	**20.867**
Other assets	1.148.267	4.749	12.831	12.491	394	3.792.801	**4.971.533**
Total assets (excl. assets held for sale)	**23.171.438**	**3.895.668**	**14.958.678**	**6.008.801**	**3.750.194**	**5.909.578**	**57.694.357**

LIABILITIES	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Due to banks	3.929.433	874.376	215.526	16.386	9.243	15.886	**5.060.850**
Due to customers	38.005.072	2.133.071	2.714.023	196.387	1.668	299.899	**43.350.120**
Debt securities in issue & other borrowed funds	2.726	511.005	154.551	166.606	293.915	3.482	**1.132.285**
Other liabilities	713.088	24.751	3.594	264	4.956	3.561.079	**4.307.732**
Total liabilities (excl. liabilities held for sale)	**42.650.319**	**3.543.203**	**3.087.694**	**379.643**	**309.782**	**3.880.346**	**53.850.987**
Total interest sensitivity gap	**(19.478.881)**	**352.465**	**11.870.984**	**5.629.158**	**3.440.412**	**2.029.232**	**3.843.370**

4.4 Liquidity risk

Liquidity risk is defined as the risk of a financial institution not to be able to meet its obligations as they become due, because of lack of the required liquidity.

The Group's principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 29% of the Greek deposit market (savings and sight accounts) as of 31 December 2006. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations as well as its portfolio holdings. The Group also derives liquidity from the results of its operations and disposals of securities and other assets. In recent years, the Group has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Group was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base. The Group participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

Liquidity risk management seeks to ensure that, even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Group's operations. Liquidity risk arises in the general funding of the Group's financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The table below analyses the Group's assets and liabilities into relevant maturity groupings according to the remaining period at balance sheet date to the contractual maturity date.

At 31 December 2006

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
Cash and balances with central banks	3.850.398	6.149	11.563	-	6.100	**3.874.210**
Treasury bills and other eligible bills	170.996	11.992	136.985	38.923	8.862	**367.758**
Due from banks	3.502.824	718.112	525.562	34.631	86	**4.781.215**
Financial assets at fair value through P&L	156.164	27.583	65.100	3.518.572	8.916.991	**12.684.410**
Derivative financial instruments	27.580	43.572	17.557	114.094	168.271	**371.074**
Loans and advances to customers (net)	3.902.839	3.911.910	8.519.007	13.044.537	13.246.243	**42.624.536**
Investment securities - available for sale	110.007	95.099	208.730	1.754.486	2.022.870	**4.191.192**
Other assets	856.651	1.028.785	252.350	442.287	5.095.184	**7.675.257**
Total assets	**12.577.459**	**5.843.202**	**9.736.854**	**18.947.530**	**29.464.607**	**76.569.652**
LIABILITIES						
Due to banks	4.838.572	752.509	392.918	236.545	11.894	**6.232.438**
Derivative financial instruments	98.097	23.868	35.274	44.966	202.367	**404.572**
Due to customers	45.612.410	3.762.364	3.581.976	241.456	35.518	**53.233.724**
Debt securities in issue & Other borrowed funds	32.151	90.205	1.026.284	1.463.714	407.729	**3.020.083**
Other liabilities	970.336	1.002.780	1.311.848	571.837	989.130	**4.845.931**
Total liabilities	**51.551.566**	**5.631.726**	**6.348.300**	**2.558.518**	**1.646.638**	**67.736.748**
Net liquidity gap	**(38.974.107)**	**211.476**	**3.388.554**	**16.389.012**	**27.817.969**	**8.832.904**

At 31 December 2005

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
Cash and balances with central banks	2.369.737	5.405	10.818	-	45.327	**2.431.287**
Treasury bills and other eligible bills	46.344	7.231	79.859	40.072	3.517	**177.023**
Due from banks	1.743.051	992.379	1.307.597	42.044	133	**4.085.204**
Financial assets at fair value through P&L	209.508	74.881	623.703	4.449.347	8.310.032	**13.667.471**
Derivative financial instruments	50.547	7.002	31.596	39.971	179.914	**309.030**
Loans and advances to customers (net)	3.034.077	1.987.594	5.292.226	9.338.265	9.876.016	**29.528.178**
Investment securities - available for sale	91.216	63.268	94.228	490.832	2.073.250	**2.812.794**
- held to maturity	-	-	20.867	-	-	**20.867**
Other assets	1.454.724	467.905	34.349	67.773	2.637.752	**4.662.503**
Total assets (excl. assets held for sale)	**8.999.204**	**3.605.665**	**7.495.243**	**14.468.304**	**23.125.941**	**57.694.357**
LIABILITIES						
Due to banks	3.801.693	878.918	212.762	151.242	16.235	**5.060.850**
Derivative financial instruments	29.749	9.940	31.082	51.660	180.267	**302.698**
Due to customers	37.887.643	2.123.956	2.696.792	639.733	1.996	**43.350.120**
Debt securities in issue & Other borrowed funds	-	-	1.000	912.685	218.600	**1.132.285**
Other liabilities	640.572	1.367.014	599.563	2.671	1.395.214	**4.005.034**
Total liabilities (excl. liabilities held for sale)	**42.359.657**	**4.379.828**	**3.541.199**	**1.757.991**	**1.812.312**	**53.850.987**
Net liquidity gap	**(33.360.453)**	**(774.163)**	**3.954.044**	**12.710.313**	**21.313.629**	**3.843.370**

4.5 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank operates within relatively conservative VAR limits for foreign exchange risk. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank's structural open foreign exchange position is mainly comprised by the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk associated with overseas operations is relatively low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group's Risk Management Council and monitored by the Internal Audit Division. The Group's exposure to foreign exchange risk is as follows:

At 31 December 2006

ASSETS	EURO	USD	GBP	JPY	CHF	TRY	Other	Total
Cash and balances with central banks	2.705.630	486.271	12.995	199	2.780	358.139	308.196	**3.874.210**
Treasury bills and other eligible bills	168.652	-	-	-	-	-	199.106	**367.758**
Due from banks (net)	2.941.931	1.033.799	243.545	18.011	9.434	324.696	209.799	**4.781.215**
Financial assets at FV through P&L	12.354.458	133.755	-	138.110	-	11.882	46.205	**12.684.410**
Derivative financial instruments	208.668	24.272	1.828	52	287	119.851	16.116	**371.074**
Loans and advances to customers (net)	33.452.919	2.809.351	178.416	17.201	156.454	4.161.666	1.848.529	**42.624.536**
Investment securities - available for sale	2.948.515	207.384	127.041	98.156	-	754.352	55.744	**4.191.192**
Investment property	11.881	-	-	-	-	-	111.492	**123.373**
Investments in associates	264.346	-	2.459	-	-	134	5.841	**272.780**
Goodwill & other intangible assets	2.010.281	1.784	134.466	-	-	346.995	21.731	**2.515.257**
Property & equipment	1.515.742	915	64.074	-	-	137.905	323.302	**2.041.938**
Other assets, including insurance	2.055.069	104.702	259.453	34.306	2.868	211.351	54.160	**2.721.909**
Total assets	**60.638.092**	**4.802.233**	**1.024.277**	**306.035**	**171.823**	**6.426.971**	**3.200.221**	**76.569.652**
LIABILITIES								
Due to banks	5.177.545	720.407	125.974	17	2.624	24.145	181.726	**6.232.438**
Derivative financial instruments	269.004	36.211	4.482	35.697	1.202	57.321	655	**404.572**
Due to customers	40.544.877	6.087.835	523.364	430.890	41.910	2.389.892	3.214.956	**53.233.724**
Debt securities in issue & Other borrowed funds	1.038.251	1.513.798	795	191.169	134	209.417	66.519	**3.020.083**
Other liabilities including insurance	2.769.485	136.027	191.786	58.931	11.567	395.318	1.070.249	**4.633.363**
Retirement benefit obligations	182.715	-	-	-	-	7.334	22.519	**212.568**
Total liabilities	**49.981.877**	**8.494.278**	**846.401**	**716.704**	**57.437**	**3.083.427**	**4.556.624**	**67.736.748**
Net on balance sheet position	**10.656.215**	**(3.692.045)**	**177.876**	**(410.669)**	**114.386**	**3.343.544**	**(1.356.403)**	**8.832.904**

At 31 December 2005

ASSETS	EURO	USD	GBP	JPY	CHF	Other	Total
Cash and balances with central banks	2.159.550	37.500	11.970	192	1.138	220.937	**2.431.287**
Treasury bills and other eligible bills	68.052	-	-	-	-	108.971	**177.023**
Due from banks (net)	3.171.050	561.194	147.909	5.987	43.728	155.336	**4.085.204**
Financial assets at FV through P&L	13.500.084	124.921	-	-	-	42.466	**13.667.471**
Derivative financial instruments	244.965	51.417	487	4.325	2.332	5.504	**309.030**
Loans and advances to customers (net)	26.828.367	1.018.796	127.003	16.957	126.871	1.410.184	**29.528.178**
Investment securities - available for sale	2.324.655	90.025	100.877	268.580	-	28.657	**2.812.794**
- held to maturity	20.867	-	-	-	-	-	**20.867**
Investment property	121.590	165	-	-	-	4.751	**126.506**
Investments in associates	248.900	-	-	-	-	252	**249.152**
Goodwill & other intangible assets	47.171	2.246	246	-	-	16.248	**65.911**
Property & equipment	1.717.674	10	82.429	-	-	85.600	**1.885.713**
Other assets, including insurance	1.798.303	111.601	334.950	34.515	608	55.244	**2.335.221**
Total assets (excl. assets held for sale)	**52.251.228**	**1.997.875**	**805.871**	**330.556**	**174.677**	**2.134.150**	**57.694.357**

LIABILITIES	EURO	USD	GBP	JPY	CHF	Other	Total
Due to banks	4.574.888	281.503	49.503	8	7.124	147.824	**5.060.850**
Derivative financial instruments	177.266	68.702	1.777	53.299	258	1.396	**302.698**
Due to customers	35.848.273	3.915.153	444.368	370.113	45.762	2.726.451	**43.350.120**
Debt securities in issue & Other borrowed funds	844.692	5.831	-	215.983	30	65.749	**1.132.285**
Other liabilities including insurance	3.293.965	96.584	221.467	51.807	2.469	131.017	**3.797.309**
Retirement benefit obligations	188.691	-	-	-	-	19.034	**207.725**
Total liabilities (excl. liabilities held for sale)	**44.927.775**	**4.367.773**	**717.115**	**691.210**	**55.643**	**3.091.471**	**53.850.987**
Net on balance sheet position	**7.323.453**	**(2.369.898)**	**88.756**	**(360.654)**	**119.034**	**(957.321)**	**3.843.370**

4.6 Fair values of financial assets and liabilities

Management uses its best judgment in estimating the fair value of the Group's unlisted financial instruments (OTC), however, there are inherent weaknesses in any estimation technique. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group's disclosures and those of other companies may not be meaningful.

	31 December 2006		**31 December 2005**	
Financial assets	Carrying amount	Fair value	Carrying amount	Fair value
Cash and balances with central banks	3.874.210	3.874.210	2.431.287	2.431.287
Due from banks	4.781.215	4.779.713	4.085.204	4.063.244
Loans and advances to customers (net)	42.624.536	43.710.521	29.528.178	30.188.757
Investment securities - held to maturity	-	-	20.867	20.867

Financial liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Due to banks	6.232.438	6.224.646	5.060.850	5.063.434
Due to customers	53.233.724	53.176.176	43.350.120	43.348.501
Debt securities in issue	822.696	837.180	175.297	177.363
Other borrowed funds	2.197.387	2.188.644	956.988	972.898

4.7 Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	31.12.2006	31.12.2005
Capital:		
Upper Tier I capital	6.634	2.844
Lower Tier I capital	1.254	1.083
Deductions	(2.510)	(72)
Tier I capital	**5.378**	**3.855**
Upper Tier II capital	328	(49)
Lower Tier II capital	1.085	965
Deductions	(13)	(14)
Total capital	**6.778**	**4.757**
Risk weighted assets:		
On Balance sheet (investment book)	37.316	27.864
Off Balance sheet (investment book)	4.220	2.083
Trading portfolio	1.976	1.360
Total risk weighted assets	**43.512**	**31.307**
Ratios:		
Tier I	**12,4%**	**12,3%**
Total BIS	**15,6%**	**15,2%**

As at 31 December 2006, based on IFRS balances and in accordance the rules of Bank of Greece (BoG), the capital base of the NBG Group was €6.778 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €3.297 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody's Investors Service Limited (referred to below as "Moody's"), Standard and Poor's Rating Services (referred to below as 'Standard and Poor's"), Fitch Ratings Ltd. (referred to below as "Fitch") and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody's	A2	P-1	C	Stable
Standard & Poor's	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

NOTE 5: Segment reporting

NBG Group manages its business through the following business segments:

- **Retail banking**
  Retail banking includes all individuals (retail banking) customers of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

- **Corporate & Investment banking**
  Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

- **Global Markets and Asset management**
  Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

- **Insurance**
  The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

- **International**
  The Group's international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. In 2005 comparatives, the assets and liabilities classified as held for sale of Atlantic Bank and NBG Canada are included in this segment.

- **Turkish Operations**
  Following Finansbank acquisition, the Group's banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

- **Other**
  Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

NBG Group is also diversified and organised on a worldwide basis into the following geographical regions: Greece, SE Europe (includes, Bulgaria, FYROM, Romania, Serbia and Albania), Turkey, and rest of world (includes UK, Luxembourg, Cyprus, Egypt and South Africa), as well as North America (includes United States and Canada as discontinued operations). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm's length.

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter-national	Turkish Operations	Other	Group
Year ended 31 December 2006								
Continuing Operations								
Net interest income	1.348.145	225.231	193.171	31.704	210.816	257.144	(135.107)	2.131.104
Net fee & commission income.	199.208	78.793	124.294	2.685	71.889	76.416	(5.036)	548.249
Other	77.307	(22.693)	119.588	132.883	30.113	22.565	90.676	450.439
Total operating income.........	**1.624.660**	**281.331**	**437.053**	**167.272**	**312.818**	**356.125**	**(49.467)**	**3.129.792**
Direct costs...........................	(599.437)	(49.698)	(58.692)	(160.284)	(182.516)	(148.692)	(119.020)	(1.318.339)
Allocated costs & provisions ...	(458.249)	(63.123)	(17.241)	(760)	(30.181)	(9.556)	(4.502)	(583.612)
Share of profit of associates.....							40.462	40.462
Profit before tax	**566.974**	**168.510**	**361.120**	**6.228**	**100.121**	**197.877**	**(132.527)**	**1.268.303**
Taxes	(166.686)	(48.855)	(91.473)	(5.740)	(8.070)	(34.373)	33.489	(321.708)
Profit for the period from continuing operations..........	**400.288**	**119.655**	**269.647**	**488**	**92.051**	**163.504**	**(99.038)**	**946.595**
Discontinued operations								
Profit for the period from discontinued operations..........	-	-	-	-	118.074	-	-	**118.074**
Profit for the period............	400.288	119.655	269.647	488	210.125	163.504	(99.038)	1.064.669
Minority interest			(11.486)	432	(2.451)	(64.033)	2.921	(74.617)
Profit attributable to NBG shareholders......................	**400.288**	**119.655**	**258.161**	**920**	**207.674**	**99.471**	**(96.117)**	**990.052**
Segment assets....................	22.147.994	11.527.271	19.297.884	2.241.084	8.044.423	10.806.127	2.017.455	**76.082.238**
Segment liabilities	41.104.354	546.755	6.925.188	2.074.286	6.565.961	8.423.099	1.772.486	**67.412.129**
Other Segment items								
Depreciation, amortisation & impairment charges..............	24.419	927	2.614	9.911	20.651	20.832	46.805	**126.159**
Provision for loans impairment& advances..........	209.487	29.455	-	-	23.454	9.556	(4.755)	**267.197**

Following Finansbank acquisition, Turkish operations became a significant business segment of the NBG Group.

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter-national	Other	Group
Year ended 31 December 2005							
Continuing Operations							
Net interest income	1.138.543	211.057	169.991	25.471	176.790	(126.092)	1.595.760
Net fee & commission income.	190.790	64.483	96.058	4.330	65.499	3.891	425.051
Other	54.614	(23.693)	161.108	150.505	33.834	94.667	471.035
Total operating income.........	**1.383.947**	**251.847**	**427.157**	**180.306**	**276.123**	**(27.534)**	**2.491.846**
Direct costs..........................	(566.052)	(45.812)	(57.155)	(138.153)	(186.341)	(59.960)	(1.053.473)
Allocated costs & provisions ...	(402.711)	(56.839)	(19.885)	-	(44.401)	(15.148)	(538.984)
Share of profit of associates.....	-	-	-	-	-	43.700	43.700
Profit before tax	**415.184**	**149.196**	**350.117**	**42.153**	**45.381**	**(58.942)**	**943.089**
Taxes	(134.613)	(49.415)	(74.326)	(16.329)	(998)	54.524	(221.157)
Profit for the period from continuing operations..........	**280.571**	**99.781**	**275.791**	**25.824**	**44.383**	**(4.418)**	**721.932**
Discontinued operations							
Profit for the period from discontinued operations..........	-	-	-	-	29.020	-	29.020
Profit for the period............	280.571	99.781	275.791	25.824	73.403	(4.418)	750.952
Minority interest	-	-	(14.273)	(5.598)	(4.578)	859	(23.590)
Profit attributable to NBG shareholders.......................	**280.571**	**99.781**	**261.518**	**20.226**	**68.825**	**(3.559)**	**727.362**
Segment assets....................	19.046.755	9.904.970	19.114.543	2.048.829	4.261.255	2.920.660	**57.297.012**
Segment liabilities	37.779.524	630.873	6.923.410	1.603.432	4.089.460	2.537.432	**53.564.131**
Other Segment items							
Depreciation, amortisation & impairment charges...............	29.843	1.162	4.158	9.368	35.287	34.733	**114.551**
Provision for loans impairment& advances...........	164.262	22.095	-	-	34.674	5.228	**226.259**

Breakdown by location

	Greece	SE Europe	Turkey	Rest of World	**Total Continuing operations**	***N. America Discontinued operations***
Year ended 31 December 2006						
Continuing Operations						
Net interest income	1.662.337	194.308	257.144	17.315	2.131.104	17.061
Net fee & commission income...	379.011	62.911	76.416	29.911	548.249	1.726
Other	396.997	16.792	22.565	14.085	450.439	122.155
Total income	**2.438.345**	**274.011**	**356.125**	**61.311**	**3.129.792**	**140.942**
Direct costs	(975.587)	(140.814)	(148.692)	(53.246)	(1.318.339)	(12.304)
Allocated provisions for loans impairment and advances...........	(543.876)	(17.530)	(9.556)	(12.650)	(583.612)	575
Share of profits of associates......	40.462	-			40.462	-
Profit Before Tax	**959.344**	**115.667**	**197.877**	**(4.585)**	**1.268.303**	**129.213**
Taxes	(275.826)	(13.672)	(34.373)	2.163	(321.708)	(11.139)
Profit for the period from |continuing operations.............	**683.518**	**101.995**	**163.504**	**(2.422)**	**946.595**	
Profit for the period from discontinued operations.............	-	-	-	-	-	**118.074**
Profit for the period................	**683.518**	**101.995**	**163.504**	**(2.422)**	**946.595**	
Minority interest	(8.133)	(2.431)	(64.033)	(20)	(74.617)	
Profit attributable to NBG shareholders..................	**675.385**	**99.564**	**99.471**	**(2.442)**	**871.978**	**118.074**
Assets by location.....................	**57.188.481**	**5.076.968**	**10.806.127**	**3.010.662**	**76.082.238**	-
Total assets............................						**76.082.238**
Other items						
Capital expenditure..................	125.380	28.385	20.620	5.220	**179.605**	
Depreciation, amortisation & impairment charges..............	84.612	18.937	20.832	1.778	**126.159**	*1.351*
Provision for loans impairment & advances	234.187	13.472	9.556	9.982	**267.197**	*575*

Following Finansbank acquisition, operations in Turkey became a significant geographical segment of the NBG Group.

	Greece	SE Europe	Rest of World	**Total Continuing operations**	*N. America* ***Discontinued operations***
Year ended 31 December 2005					
Continuing Operations					
Net interest income	1.418.398	150.403	26.959	**1.595.760**	91.275
Net fee & commission income...	347.925	54.767	22.359	**425.051**	11.206
Other	436.492	22.540	12.003	**471.035**	10.905
Total income	**2.202.815**	**227.710**	**61.321**	**2.491.846**	**113.386**
Direct costs	(859.170)	(128.019)	(66.283)	**(1.053.472)**	(70.112)
Allocated provisions for loans impairment and advances...........	(494.584)	(26.601)	(17.800)	**(538.985)**	4.506
Share of profits of associates......	43.700	0	0	**43.700**	-
Profit Before Tax	**892.761**	**73.090**	**(22.762)**	943.089	**47.780**
Taxes	(218.480)	(4.992)	2.315	**(221.157)**	(18.760)
Profit for the period from |continuing operations............	674.281	68.098	(20.447)	**721.932**	-
Profit for the period from discontinued operations.............	-	-	-	-	**29.020**
Profit for the period...............	**674.281**	**68.098**	**(20.447)**	721.932	
Minority interest	(19.012)	(4.577)	(1)	(23.590)	
Profit attributable to NBG shareholders.................	**655.269**	**63.521**	**(20.448)**	698.342	**29.020**
Assets by location.....................	**52.987.962**	**3.072.981**	**1.236.069**	57.297.012	**2.732.203**
Total assets.............................					**60.029.215**
Other items					
Capital expenditure..................	105.453	16.976	871	**123.300**	*2.106*
Depreciation, amortisation & impairment charges..............	75.215	17.879	21.457	**114.551**	*7.576*
Provision for loans impairment & advances	191.584	20.640	14.035	**226.259**	-

NOTE 6: Net interest income

	31.12.2006	31.12.2005
Interest earned on:		
Amounts due from banks	435.505	309.920
Securities	665.153	380.915
Loans and advances to customers	2.389.435	1.726.288
Other interest earning assets	13.089	9.143
Interest and similar income	**3.503.182**	**2.426.266**
Interest payable on:		
Amounts due to banks	(344.408)	(257.546)
Amounts due to customers	(895.939)	(532.566)
Debt securities in issue	(22.008)	(3.113)
Other borrowed funds	(81.467)	(27.311)
Other interest paying liabilities	(28.256)	(9.970)
Interest expense and similar charges	**(1.372.078)**	**(830.506)**
Net interest income	**2.131.104**	**1.595.760**

NOTE 7: Net fee and commission income

	31.12.2006	31.12.2005
Custody, brokerage & investment banking	84.537	66.535
Retail lending fees	140.779	105.885
Corporate lending fees	108.595	76.147
Banking fees & similar charges	151.943	137.248
Fund management fees	62.395	39.236
Total	**548.249**	**425.051**

NOTE 8: Net premia from insurance contracts

	31.12.2006	31.12.2005
Gross Written Premia	733.324	616.525
Less: Premia ceded to reinsurers	(77.974)	(74.347)
Net written premia	**655.350**	**542.178**
Change in unearned premium reserve	(15.793)	(4.602)
Reinsurers' share of change in unearned premium reserve	11.097	(5.366)
Change in unearned premium reserve – Group share	**(4.696)**	**(9.968)**
Net earned premia	**650.654**	**532.210**
Other (incl. net gains on unit-linked assets)	21.303	19.780
Income from insurance operations	**671.957**	**551.990**
Claims and benefits paid	(347.020)	(324.809)
Less: Claim recoveries from reinsurers	38.990	38.779
Claims and benefits paid – Group share	**(308.030)**	**(286.030)**
Change in outstanding claims reserve and other P&C reserves	(38.589)	(38.194)
Less: Change in reinsurance asset of outstanding claims and other P&C reserves	3.673	82
Change in outstanding claims reserve – Group share	**(34.916)**	**(38.112)**
Change in actuarial and other life reserves	(145.480)	(57.020)
Less: Change in reinsurance asset of actuarial and other life reserves	2.500	(791)
Change in actuarial and other life reserves – Group share	**(142.980)**	**(57.811)**
Commission expense	(78.872)	(73.496)
Commission income from reinsurers	13.053	9.258
Net commission expense	**(65.819)**	**(64.238)**
Other (incl. net return to DAF contract holders)	(13.792)	(5.418)
Expenses relating to insurance operations	**(565.537)**	**(451.609)**
Earned premia net of claims and commissions	**106.420**	**100.381**

NOTE 9: Dividend income

	31.12.2006	31.12.2005
Trading securities	2.464	7.624
Available for sale securities	7.182	6.136
Total	**9.646**	**13.760**

NOTE 10: Net trading income

	31.12.2006	31.12.2005
Foreign exchange	24.891	42.811
Interest rate instruments	(35.579)	(42.404)
Equity securities	29.479	67.115
Total	**18.791**	**67.522**

NOTE 11: Other operating income

	31.12.2006	31.12.2005
Non-banking income:		
Real estate rentals	14.774	9.287
Real estate gains	64.837	26.871
Hotel income	26.846	24.303
Warehouse fees	10.989	13.210
Total non-banking income	**117.446**	**73.671**
Private equity: Group share in investee entities and results from disposals	49.613	64.258
Other income	26.058	23.764
Total	**193.117**	**161.693**

NOTE 12: Personnel expenses

	31.12.2006	31.12.2005
Wages and Salaries	623.590	547.685
Performance related compensation	46.446	40.720
Social security costs & defined contribution plans	245.168	225.208
Pension costs: defined benefit plans (Note 13)	54.918	29.267
Share based payment transactions	6.383	-
Other staff related benefits	72.030	34.427
Total	**1.048.535**	**877.307**

The average number of employees employed by the Group during the year ended 31 December 2006 was 24.187 (2005: 21.033 continuing operations). Bonuses to employees are accrued for in the period the related service is provided.

Share based payments

On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expires in 2010. The Bank's BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 3.5 million. The strike price shall be within the range of € 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive members of the Board of Directors, managers and employees of the Bank and its affiliates. The program provided that a maximum number of 3.5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of € 5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised for the first time. The stock option program expires in 2011. No options have yet been issued under this program.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under the first program. The exercise price was set at €23,8 per share. The vesting conditions are as follows:

- 15% of the options: None, vest immediately
- 35% of the options: after 1 year
- 50% of the options: after 2 years

The vested options are exercisable between 6 and 15 December for 2006 and between 1 and 10 December for each subsequent year until 2010. After that date the unexercised options are cancelled. The options are forfeited if the employee leaves the Group before the options vest.

Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised. The balance of 138.850 vested share options has not been exercised by 31 December 2006.

Details of the share options outstanding during the year are as follows:

Stock options	**2006**
Outstanding at 1 January	-
Granted during the year	2.992.620
Exercised during the year	(310.043)
Outstanding at 31 December	**2.682.577**
Vested but not exercised at 31 December	138.850

The exercised price per option was € 23,8 and the remaining contractual life is 4 years.

The estimated fair value of the options granted is €10,91 for each option. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model –Inputs	**2006**
Share price (average December 2006)	€34,62
Exercise price	€23,80
Exercise period (years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank's share price over the last 24 months. Also, expected future volatility has been taken into account.

According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods will affect income statement on a pro-rata basis. The total expense recognised during the period amounted to € 6.383.

NOTE 13: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank's employees' Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee's salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee's salary, for employees insured by any social security fund prior to 1/1/1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay.

Ethniki Hellenic General Insurance Company Benefit Plan

The Group's insurance company contributes to a benefit plan ("T.A.P.E."), which provides for a monthly pension. The benefit structure, as relates to the pension, is similar to that provided under the Bank's pension plan. Accrued benefits are also paid on an earlier date in the event of death or disability.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which UBB, SABA, Diethniki, NBGI and NBGI PE also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees' salaries. Employees' contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees' families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Ethniki Hellenic General Insurance Company Benefit Plan, in addition to pension benefits also offers health benefits to employees and to insured members of their families.

The total contributions paid to defined contribution plans for 2006 and 2005 were €171,7 million and €161,4 million respectively.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Group does not pay contributions to the aforementioned plan. National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2006 was €63,4 million (2005: €68 million) maturing in 2020 and bearing interest at three-month Euribor and was fully collateralised

III. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit post-retirement plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

	31.12.2006	31.12.2005
Current service cost	11.774	11.623
Interest cost on obligation	15.309	17.730
Expected return on plan assets	(8.739)	(7.521)
Amortisation of unrecognised actuarial losses	959	563
Amortisation of unrecognised prior service cost	393	53
Losses on curtailments and settlements	34.665	5.131
Other losses	557	1.688
Pension costs – defined benefit plans	**54.918**	**29.267**

Included in losses on curtailments and settlements are costs of voluntary retirement schemes of Group companies: National Management and Organization Company ("Ethnokarta") €12,5 million, Ethniki Insurance €11,3 million and ASTIR Palace Vouliagmenis €10,6 million, as well as small costs of additional payments to employees by Group banks UBB and Stopanska (2005: Additional costs of voluntary retirement schemes of NBG Cyprus €2,8 million, Ethniki Insurance €2 million and small amounts in UBB and Stopanska banks).

The net liability in the Balance Sheet includes the following components as at the years ended:

	31.12.2006	31.12.2005	31.12.2004	01.01.2004
Present value of funded obligations	327.105	315.889	328.049	296.610
Fair value of plan assets	(146.402)	(141.170)	(156.266)	(135.087)
	180.703	**174.719**	**171.783**	**161.523**
Present value of unfunded obligations	65.001	56.220	72.088	51.464
Unrecognised actuarial losses	(32.667)	(22.467)	(20.624)	-
Unrecognised prior service cost	(469)	(747)	(800)	-
Net liability in balance sheet	**212.568**	**207.725**	**222.447**	**212.987**

Movement in net liability:

	2006	2005
Net liability at the beginning of the period	207.725	222.447
Acquisition of subsidiaries	8.763	-
Discontinued operations	-	(852)
Disposal of subsidiary	(409)	-
Actual contributions paid by the Group	(24.141)	(11.039)
Benefits paid directly	(34.144)	(32.370)
Total expense recognised in the income statement	54.918	29.267
Foreign exchange rate changes	(144)	272
Net liability in balance sheet	**212.568**	**207.725**

The contributions expected to be paid by the Group to funded plans in 2007 are approximately €13 million.

Reconciliation of defined benefit obligation:

	2006	2005
Defined benefit obligation at the beginning of the period	372.109	400.137
Acquisition of subsidiaries	8.763	-
Discontinued operations	-	(26.923)
Disposal of subsidiary	(675)	-
Current service cost	11.774	11.623
Interest cost on obligation	15.309	17.730
Employee contributions	6.128	6.451
Benefits paid from the Fund	(33.773)	(42.016)
Benefits paid directly by the Group	(34.144)	(20.964)
Losses (gains) on curtailments and settlements	26.763	(8.652)
Other adjustments	557	1.722
Past service cost arising over the last period	259	-
Actuarial loss	19.210	32.705
Foreign exchange rate differences	(174)	296
Defined benefit obligation at end of period	**392.106**	**372.109**

Reconciliation of plan assets:

	2006	2005
Market value at the beginning of the period	141.170	156.266
Discontinued operations	-	(24.612)
Disposal of subsidiary	(158)	-
Expected return on plan assets	8.739	7.521
Company contributions	24.141	11.039
Employee contributions	6.128	6.451
Fund Benefits	(33.773)	(42.016)
Asset gain	155	26.521
Fair value of plan assets at end of period	**146.402**	**141.170**

The actual return on plan assets for the year ended 31 December 2006 was €8.892 (2005: €34.043).

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2006 and 31 December 2005 are:

	2006	2005
Discount rate	4,7%	4,4%
Expected return on plan assets	7,4%	6,6%
Rate of compensation increase	4,6%	4,1%
Pension increase	2,5%	2,2%

To set the expected long-term rate of return assumptions the Group, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

The allocation of plan assets is as follows:

	2006	2005
Equity securities	75%	66%
Debt securities	15%	13%
Real estate	5%	2%
Cash and cash equivalents	-	14%
Other	5%	5%

Equity securities include common stock of the Bank in the amount of €103.2 million (70.5% of total plan assets) (2005: €90.6 million – 38.9%).

NOTE 14: General & administrative expenses & other provisions

	31.12.2006	31.12.2005
Duties and taxes	45.901	35.961
Utilities and rentals	177.683	146.071
Other administrative expenses & other provisions	204.211	153.480
Total	**427.795**	**335.512**

NOTE 15: Depreciation, amortisation and impairment charges

	31.12.2006	31.12.2005
Investment property (Note 27)	3.544	3.158
Goodwill & other intangible assets (Note 29)	29.572	23.102
Property & equipment (Note 30)	93.043	88.291
Total	**126.159**	**114.551**

NOTE 16: Other operating expenses

	31.12.2006	31.12.2005
Maintenance and other related expenses	16.822	9.859
Other	15.443	28.969
Total	**32.265**	**38.828**

NOTE 17: Impairment losses on loans and advances

	31.12.2006	31.12.2005
Due from banks (Note 22)	126	5
Loans and advances to customers (Note 25)	267.071	226.254
Total	**267.197**	**226.259**

NOTE 18: Tax expense

	31.12.2006	31.12.2005
Current tax	304.188	188.355
Deferred tax (Note 31)	17.520	32.802
Total	**321.708**	**221.157**
Profit before tax	**1.268.303**	**943.089**
Tax calculated based on the current tax rate of 29% (2005: 32%)	367.808	301.788
Tax on untaxed reserves Law 3513/06	100.609	-
Effect of tax rate reduction (5%) due to merger activity	(42.004)	(31.143)
Effect of different tax rates in other countries	(39.275)	(12.637)
Income not subject to taxation	(103.630)	(111.884)
Expenses not deductible for tax purposes	65.777	35.823
Utilisation of previously unrecognised tax losses	(4.925)	(1.868)
Tax differences	(22.652)	41.078
Income tax expense	**321.708**	**221.157**
Effective tax rate for the period	25,4%	23,5%

The domestic corporate tax rate for 2006 is 29% and for 2005 was 32%. However, the Bank's statutory tax rate is reduced by 5% for 2006 and 2005 as a result of the merger with the National Investment Company. Furthermore, the 24% tax rate is reduced, due to the ratio of the untaxed and special tax revenues to the total Bank revenues. On 22 November 2006, a new tax law (Law 3513/2006) was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and presented in the Financial Statements for the year-ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, were subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves. The bank paid € 100.6 million tax on €672 million non-taxed and specially taxed reserves. These reserves can be distributed or capitalized without any further tax.

NOTE 19: Earnings per share	**31.12.2006**	**31.12.2005**
Net profit attributable to equity holders of the parent	990.052	727.362
Less: dividends paid to preferred securities	(70.905)	(45.999)
Net profit attributable to NBG ordinary shareholders	919.147	681.363
Weighted average number of ordinary shares outstanding	417.874.690	348.339.859
Potential dilutive ordinary shares under stock options	77.942	-
Weighted average number of ordinary shares for dilutive EPS	417.952.632	348.339.859
Earnings per share - Basic and diluted from continuing and discontinued operations	**€ 2,20**	**€ 1,96**

The weighted average number of 327.292.080 ordinary shares outstanding as at 31 December 2005 has been adjusted with a number of 21.047.779 ordinary shares based on a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue in June 2006 (see note 42 Share capital). Basic and diluted earnings per share from continuing and discontinued operations are €2,20 per share (2005: €1,96 whereas previously reported at €2,08).

Basic and diluted earnings per share from continuing operations are €1,92 per share (2005: €1,87 whereas previously reported at €1,99). Basic and diluted earnings per share from continuing operations excluding tax on reserves i.e. € 100.607 is € 2,16.

The potential dilutive ordinary shares result from the Bank's share option plan. On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 12 Personnel expenses). The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 77.942 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

NOTE 20: Cash and balances with central banks	**31.12.2006**	**31.12.2005**
Cash in hand	796.305	612.713
Balances with central banks	3.077.905	1.818.574
Total	**3.874.210**	**2.431.287**

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). From 1 January 2001 these deposits bear interest at the refinancing rate as set by the ECB (3,5% at 31 December 2006).

NOTE 21: Treasury bills and other eligible bills	**31.12.2006**	**31.12.2005**
Treasury bills	229.097	129.841
Other eligible bills	138.661	47.182
Total	**367.758**	**177.023**

NOTE 22: Due from banks (net)

	31.12.2006	31.12.2005
Sight deposits with banks	189.631	284.906
Time deposits with banks	1.963.839	1.133.082
Securities purchased under agreements to resell	2.398.118	2.495.733
Other	239.081	171.962
	4.790.669	4.085.683
Less: Allowance for losses on amounts due from banks	(9.454)	(479)
Total	**4.781.215**	**4.085.204**

Movement in allowance for losses on amounts due from banks:

Balance at 1 January	479	473
Acquisitions of subsidiaries	8.852	-
Provision for impairment	126	5
Foreign exchange differences	(3)	1
Balance at 31 December	**9.454**	**479**

NOTE 23: Financial assets at fair value through P&L

	31.12.2006	31.12.2005
Assets at fair value through profit and loss	5.307.946	5.104.757
Trading Securities:		
Government Bonds	6.690.711	7.965.644
Other public sector bonds	3	12.555
Other debt securities	572.330	349.723
Equity securities	91.910	233.613
Mutual funds units	21.510	1.179
Total	**12.684.410**	**13.667.471**

NOTE 24: Derivative financial instruments

At 31 December 2006	Contract/notional amount	Fair values Assets	Fair values Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	24.321.989	290.888	287.419
Foreign exchange derivatives- OTC	9.162.858	45.070	108.780
Other types of derivatives - OTC	167.640	4.083	890
Interest rate derivatives - Exchange traded	7.035.202	31.033	7.483
Foreign exchange derivatives - Exchange traded	29.467	-	-
Total	**40.717.156**	**371.074**	**404.572**

At 31 December 2005	Contract/notional amount	Fair values Assets	Fair values Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	25.229.010	216.515	260.730
Foreign exchange derivatives- OTC	6.187.045	57.484	25.496
Other types of derivatives OTC	233.613	2.817	4.657
Interest rate derivatives - Exchange traded	12.695.204	32.214	11.815
Total	**44.344.872**	**309.030**	**302.698**

NOTE 25: Loans & advances to customers (net)

	31.12.2006	31.12.2005
Mortgages	15.360.225	11.820.277
Consumer loans	4.694.107	3.238.495
Credit cards	2.533.064	1.535.989
Small Business lending	2.951.892	2.040.700
Retail lending	**25.539.288**	**18.635.461**
Corporate lending	18.577.555	11.978.675
Total	**44.116.843**	**30.614.136**
Less: Allowance for impairment on loans & advances to customers	(1.492.307)	(1.085.958)
Total	**42.624.536**	**29.528.178**

Movement in allowance for impairment on loans and advances:	2006	2005
Balance at 1 January	**1.085.958**	**1.076.140**
IAS 39 adjustments	-	32.688
Balance at 1 January as restated	**1.085.958**	**1.108.828**
Less: allowance from discontinued operations	-	(15.654)
Increase / (decrease) from subsidiaries acquired / disposed	411.928	147
Provision for loans impairment – continuing operations	267.072	226.254
Loans written off	(287.552)	(247.119)
Amounts recovered	20.241	7.059
Foreign exchange differences	(5.340)	6.443
Balance at 31 December	**1.492.307**	**1.085.958**

Loans and advances to customers include finance lease receivables:

	31.12.2006	31.12.2005
Not later than 1 year	417.283	216.750
Later than 1 year but not later than 5 years	764.253	362.925
Later than 5 years	344.459	181.191
	1.525.995	**760.866**
Unearned future finance income on finance leases	(298.027)	(121.658)
Net investment in finance leases	**1.227.968**	**639.208**

The net investment in finance leases may be analysed as follows:

Not later than 1 year	329.715	186.015
Later than 1 year but not later than 5 years	612.242	304.134
Later than 5 years	286.011	149.059
	1.227.968	**639.208**

NOTE 26: Investment securities

	31.12.2006	31.12.2005
Available-for-sale investment securities:		
Greek Government bonds	1.185.906	973.438
Debt securities issued by other governments and public entities	1.619.126	531.053
Corporate bonds incorporated in Greece	118.951	206.914
Corporate bonds incorporated outside Greece	71.535	239.830
Debt securities issued by Greek financial institutions	11.985	43.546
Debt securities issued by foreign financial institutions	318.904	239.076
Other debt instruments issues	12.012	-
Debt securities	**3.338.419**	**2.233.857**
Equity securities	371.561	198.464
Mutual funds units	493.406	385.938
Provision for impairment	(12.194)	(5.465)
Total available-for-sale investment securities	**4.191.192**	**2.812.794**
Held-to-maturity investment securities (at amortised cost):		
Corporate bonds incorporated in Greece	-	20.867
Total held-to-maturity investment securities	**-**	**20.867**
Total Investment securities	**4.191.192**	**2.833.661**

Net result from investment securities consists of:	31.12.2006	31.12.2005
Net gain / (loss) from debt instruments	83.855	80.221
Net gain / (loss) from equity instruments	34.090	29.233
Net gain / (loss) from mutual fund units	1.982	18.889
(Impairment charges) / reversal of impairment on available-for-sale investments	2.538	(664)
Total	**122.465**	**127.679**

The movement of investment securities may be summarised as follows:

Investment securities - available for sale	**2006**	**2005**
Balance at 1 January	**2.812.794**	**2.382.941**
- IAS 39 first time adoption adjustments & reclassifications(*)	-	2.050.732
- Discontinued operations	-	(1.192.543)
- Acquisitions – newly consolidated subsidiaries	1.244.196	-
- Additions within the period	8.216.444	3.982.553
- Disposals (sale and redemption) within the period	(8.137.698)	(4.485.384)
- Gains / (losses) from changes in fair value	66.110	84.604
- Amortisation of premiums / discounts	(10.654)	(10.109)
Balance at 31 December	**4.191.192**	**2.812.794**
Investment securities - held to maturity		
Balance at 1 January	**20.867**	-
-Additions within the period	-	41.734
-Disposals (sale and redemption) within the period	(20.867)	(20.753)
-Amortisation of premiums and discounts	-	(114)
Balance at 31 December	**-**	**20.867**

(*) Prior to adopting IAS 39, investment securities were accounted for and reported under local GAAP provisions.

NOTE 27: Investment property

Cost	Land	Buildings	Total
At 1 January 2005	**55.632**	**86.234**	**141.866**
Foreign exchange differences	6	67	**73**
Acquisition of subsidiary	3.408	151	**3.559**
Transfers	212	1.477	**1.689**
Additions	-	1.480	**1.480**
Disposals and write offs	(402)	(454)	**(856)**
At 31 December 2005	**58.856**	**88.955**	**147.811**
Accumulated depreciation & impairment			
At 1 January 2005	-	**(18.124)**	**(18.124)**
Foreign exchange differences	-	(12)	**(12)**
Transfers	-	(94)	**(94)**
Disposals and write offs	-	83	**83**
Depreciation charge for the period	-	(2.744)	**(2.744)**
Impairment charge		(414)	**(414)**
At 31 December 2005	-	**(21.305)**	**(21.305)**
Net book amount at 31 December 2005	**58.856**	**67.650**	**126.506**

Cost	Land	Buildings	Total
At 1 January 2006	**58.856**	**88.955**	**147.811**
Foreign exchange differences	(2)	(8)	**(10)**
Transfers	1	(1)	**0**
Additions	27	2.167	**2.194**
Disposals and write offs	(483)	(1.933)	**(2.416)**
At 31 December 2006	**58.399**	**89.180**	**147.579**
Accumulated depreciation & impairment			
At 1 January 2006	-	**(21.305)**	**(21.305)**
Disposals and write offs	-	643	**643**
Depreciation charge for the period	-	(2.948)	**(2.948)**
Impairment charge	(105)	(491)	**(596)**
At 31 December 2006	**(105)**	**(24.101)**	**(24.206)**
Net book amount at 31 December 2006	**58.294**	**65.079**	**123.373**

The impairment charge refers to land (€ 105) and building (€ 295) of Ethniki Kefalaiou the operations of which are reported under Other segment whereas the remaining impairment charge of buildings (€ 196) refers to Stopanska Bank the operations of which are reported under Retail banking segment.

NOTE 28: Investments in associates

	2006	2005
At 1 January:	**249.152**	**219.671**
Additions	5.071	2.079
Disposals/transfers	(1.329)	(6.284)
Share of results (after tax)	40.462	43.700
Dividends	(20.576)	(10.014)
At 31 December	**272.780**	**249.152**

The Group's associates are as follows:

Name of associate		**% of participation**	
		31.12.2006	**31.12.2005**
Social Securities Funds Management	Greece	40,00%	40,00%
Phosphate Fertilizers Industry S.A	Greece	24,23%	24,23%
Larco S.A.	Greece	36,43%	36,43%
Siemens Entreprise Communications S.A	Greece	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%
Teiresias S.A	Greece	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%
AGET Heracles Cement Co. S.A	Greece	26,00%	26,00%
Pella S.A	Greece	20,89%	20,89%
Planet S.A	Greece	31,18%	31,72%
AGRIS S.A. (disposed off on 17 October 2006)	Greece	-	29,34%
Kariera S.A.	Greece	35,00%	35,00%
Zymi S.A.	Greece	32,00%	32,00%
Europa Insurance Co. SA	Greece	23,02%	23,02%
UBB AIG Insurance and Reinsurance Company	Bulgaria	52,99%	-
UBB AIG Life Insurance Company	Bulgaria	52,99%	-

The Group's investment in associates for the year ended 31 December 2006 was €272.780 (2005: €249.152) while its share of associates' profits, net of tax in 2006, was €40.462 (2005: €43.700).

The fair value of investment in AGET Heracles Cement Co S.A. based on 31 December 2006 stock price was €300,1 million (2005: €184,8 million).

On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank ("UBB"), agreed with American International Group Inc ("AIG") to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and UBB each hold 30% of the share capital of the two new companies, while the remaining 40% to be held by American Life Insurance Company ("ALICO") and AIG Central Europe & CIS Insurance Holdings Corporation, which exercise the management of the new companies. Although the Group holds the majority of the voting rights on these two companies, shareholders' agreement exists under which all significant decisions require the consent of all venturers. Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

NOTE 29: Goodwill & other intangible assets

Cost	Goodwill	Software	Other	Total
At 1 January 2005	**15.658**	**200.140**	**21.807**	**237.605**
Effect of IAS 29	-	(267)	(16.003)	**(16.270)**
Acquisition of subsidiaries	8.790	11	-	**8.801**
Foreign exchange differences	1	357	207	**565**
Transfers	(38)	1.029	(2.530)	**(1.539)**
Additions	-	13.720	6.869	**20.589**
Disposals	(26)	(1.330)	(29)	**(1.385)**
At 31 December 2005	**24.385**	**213.660**	**10.321**	**248.366**
Accumulated amortisation and impairment				
At 1 January 2005	-	**(160.007)**	**(4.835)**	**(164.842)**
Discontinued operations	-	134	2.918	**3.052**
Foreign exchange differences	-	(214)	9	**(205)**
Transfers	-	1.199	163	**1.362**
Disposals	-	1.251	29	**1.280**
Amortisation charge for the period	-	(22.294)	(808)	**(23.102)**
At 31 December 2005	-	**(179.931)**	**(2.524)**	**(182.455)**
Net book amount at 31 December 2005	**24.385**	**33.729**	**7.797**	**65.911**

Cost	Goodwill	Software	Other	Total
At 1 January 2006	**24.385**	**213.660**	**10.321**	**248.366**
Acquisition of subsidiaries	2.098.723	4.485	348.935	2.452.143
Foreign exchange differences	(23)	345	(1.764)	(1.442)
Transfers	-	3.439	(1.056)	2.383
Additions	-	14.863	13.857	28.720
Disposals	-	(5.060)	(25)	(5.085)
At 31 December 2006	**2.123.085**	**231.732**	**370.268**	**2.725.085**
Accumulated amortisation and impairment				
At 1 January 2006	-	**(179.931)**	**(2.524)**	**(182.455)**
Foreign exchange differences	-	865	(91)	774
Transfers	-	(2.449)	(385)	(2.834)
Disposals	-	4.234	25	4.259
Amortisation charge for the period	-	(18.361)	(11.211)	(29.572)
At 31 December 2006	-	**(195.642)**	**(14.186)**	**(209.828)**
Net book amount at 31 December 2006	**2.123.085**	**36.090**	**356.082**	**2.515.257**

Other intangibles acquired through business combinations include indefinite useful life brand names of Finansbank Group companies of € 162 million and other finite useful life assets like core deposits and customer relationships of €188 million (including foreign exchange differences) as reflected in note 49. Useful lives span from 6 to 8 years.

The goodwill arisen from prior years acquisitions was tested for impairment and no adjustment to its carrying amount is required. There was no indication of impairment for the remaining intangibles assets.

The useful life of certain software has been extended of up to 10 years. The effect of change in accounting estimate on the Group's income statement was determined to € 2,2 million.

NOTE 30: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1 January 2005	**1.028.315**	**917.818**	**639.412**	**63.979**	**66.943**	**2.716.467**
Discontinued operations	(2.955)	(39.113)	(24.979)	(6.112)	(51)	**(73.210)**
Foreign exchange differences	289	1.558	788	368	53	**3.056**
Acquisition of subsidiaries	-	67	20.404	-	-	**20.471**
Transfers	(10.898)	16.036	6.651	3.083	(29.215)	**(14.343)**
Additions	3.619	25.843	34.287	5.019	33.943	**102.711**
Disposals and write offs	(6.656)	(15.852)	(41.910)	(559)	-	**(64.977)**
At 31 December 2005	**1.011.714**	**906.357**	**634.653**	**65.778**	**71.673**	**2.690.175**
Accumulated depreciation and impairment						
At 1 January 2005	-	**(289.390)**	**(421.254)**	**(46.171)**	-	**(756.815)**
Discontinued operations	-	7.551	17.929	5.315	-	**30.795**
Foreign exchange differences	-	(108)	(539)	(151)	-	**(798)**
Acquisition of subsidiaries	-	(8)	-	-	-	**(8)**
Transfers	-	151	(128)	(1.371)	-	**(1.348)**
Disposals and write offs	-	5.673	6.316	14	-	**12.003**
Depreciation charge for the period	-	(26.956)	(56.250)	(5.085)	-	**(88.291)**
At 31 December 2005	-	**(303.087)**	**(453.926)**	**(47.449)**	-	**(804.462)**
Net book amount at 31.12.2005	**1.011.714**	**603.270**	**180.727**	**18.329**	**71.673**	**1.885.713**
Cost						
At 1 January 2006	**1.011.714**	**906.357**	**634.653**	**65.778**	**71.673**	**2.690.175**
Foreign exchange differences	(81)	116	66	283	228	**612**
Acquisition of subsidiaries	5	106.845	50.358	27.192	2.155	**186.555**
Transfers	(1.005)	1.351	4.782	1.799	(13.625)	**(6.698)**
Additions	2.057	26.285	66.698	10.878	44.967	**150.885**
Disposals and write offs	(31.233)	(53.214)	(17.006)	(1.343)	(20.167)	**(122.963)**
At 31 December 2006	**981.457**	**987.740**	**739.551**	**104.587**	**85.231**	**2.898.566**
Accumulated depreciation and impairment						
At 1 January 2006	-	**(303.087)**	**(453.926)**	**(47.449)**	-	**(804.462)**
Foreign exchange differences	-	(68)	926	(216)	-	**642**
Transfers	-	426	3.936	(106)	-	**4.256**
Disposals and write-offs	-	19.569	15.066	1.344	-	**35.979**
Depreciation and impairment charge for the period	-	(29.093)	(57.315)	(6.635)	-	(93.043)
At 31 December 2006	-	**(312.253)**	**(491.313)**	**(53.062)**	-	**(856.628)**
Net book amount at 31.12.2006	**981.457**	**675.487**	**248.238**	**51.525**	**85.231**	**2.041.938**

There is no indication of impairment of fixed assets at the balance sheet date.

NOTE 31: Deferred tax assets & liabilities

	31.12.2006	31.12.2005
Deferred tax assets:		
Securities and derivatives	104.640	108.092
Tangible and intangible assets	11.047	12.404
Pension and other post retirement benefits	15.894	20.758
Insurance reserves	42.316	49.039
Other temporary differences	88.312	27.124
Deferred tax assets	**262.209**	**217.417**

Deferred tax liabilities:	**31.12.2006**	**31.12.2005**
Securities and derivatives	65.265	76.720
Tangible and intangible assets	22.569	15.533
Other temporary differences	13.084	10.106
Deferred tax liabilities	**100.918**	**102.359**

Deferred tax charge in the income statement:	**31.12.2006**	**31.12.2005**
Securities and derivatives	2.790	1.851
Tangible and intangible assets	(6.664)	(6.543)
Pension and other post retirement benefits	(4.287)	(3.604)
Other temporary differences	(9.359)	(24.506)
Deferred tax charge in the income statement-continuing operations	**(17.520)**	**(32.802)**
Deferred tax charge in the income statement-discontinued operations	-	(327)
Deferred tax through equity	**63.753**	**84.082**
Net deferred tax movement	**46.233**	**50.953**

NOTE 32: Insurance related assets & receivables

	31.12.2006	31.12.2005
Investments on behalf of policyholders who bear the investment risk (Unit linked)	388.768	320.396
Insurance business receivables	198.276	182.272
Amounts receivable from reinsurers	95.083	78.821
Reinsurance business receivables	2.407	1.314
Deferred Acquisition Costs (DAC)	56.914	55.113
Total	**741.448**	**637.916**

NOTE 33: Other assets

	31.12.2006	31.12.2005
Accrued interest and commissions	504.355	591.806
Tax prepayments and other recoverable taxes	225.238	163.491
Private equity: investees assets	126.835	112.661
Trade receivables	45.617	88.923
Assets acquired through foreclosure proceedings	173.459	153.520
Prepaid expenses	53.795	40.693
Other	588.953	328.794
Total	**1.718.252**	**1.479.888**

Other assets as at 31.12.2006 include an amount of € 83.687 relating to unsettled balances from securities transactions.

NOTE 34: Assets and liabilities held for sale and discontinued operations

The Group's North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006 (see note 49 "Acquisitions, disposals and other capital transactions").

The results of the operations for the years ended 31 December 2006 and 31 December 2005 have been reclassified under profit from discontinued operations and are summarised as follows:

Disposal of North America segment	**2006**
Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834
Tax thereon	(7.660)
Net Profit on disposal	**113.174**

The results of the operations for NBG Canada and ABNY for the period up to their disposal and the gain on sale of the North America segment have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	**31.12.2006**	**31.12.2005**
Net interest income	17.061	91.275
Net fee and commission income	1.726	11.206
Net trading income	(393)	2.402
Net result from investment securities	249	(502)
Other operating income	1.465	9.006
Personnel expenses	(7.037)	(40.065)
General & administrative expenses	(3.916)	(22.396)
Depreciation, amortisation and impairment charges	(1.351)	(7.576)
Other operating expenses	-	(76)
Impairment losses / recoveries on loans and advances	575	4.506
Gain on sale of discontinued operations	120.834	-
Profit before tax	**129.213**	**47.780**
Tax expense (including capital gain tax on disposal, see above)	(11.139)	(18.760)
Profit for the reporting period from discontinued operations	**118.074**	**29.020**

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows (31 December 2006: nil, 31 December 2005: ABNY and NBG Canada):

Assets classified as held for sale	31.12.2006	31.12.2005
Cash and balances with central banks	-	40.990
Due from banks (net)	-	35.663
Loans and advances to customers (net)	-	1.444.732
Investment securities	-	1.064.138
Goodwill & other intangible assets	-	11.920
Property & equipment	-	42.733
Deferred tax assets	-	16.230
Other assets	-	75.797
Total assets	**-**	**2.732.203**
Liabilities classified as held for sale		
Due to banks	-	580.357
Due to customers	-	1.651.595
Deferred tax liabilities	-	7.192
Other liabilities	-	20.021
Total liabilities	**-**	**2.259.165**
Assets less liabilities of disposal group	**-**	**473.038**

NOTE 35: Due to banks

	31.12.2006	31.12.2005
Demand deposits due to credit institutions	237.499	121.574
Time deposits due to credit institutions	424.357	170.220
Interbank deposits and amounts due to ECB	2.422.371	2.142.931
Amounts due to Central Bank	5.382	21.154
Securities sold under agreements to repurchase	2.957.239	2.479.469
Other	185.590	125.502
Total	**6.232.438**	**5.060.850**

NOTE 36: Due to customers

	31.12.2006	31.12.2005
Deposits:		
Individuals	41.539.928	35.470.034
Corporates	8.614.527	5.142.454
Government and agencies	2.443.183	2.116.340
Total deposits	**52.597.638**	**42.728.828**
Securities sold to customers under agreements to repurchase	81.762	247.348
Other	554.324	373.944
Total	**53.233.724**	**43.350.120**

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss. The net accumulated loss on these deposits as of 31 December 2006, was approximately 4.143 thousand.

NOTE 37: Debt securities in issue	% Interest rate	31.12.2006	31.12.2005
Mortgage bonds	6,7%	21.088	20.295
Corporate bonds – fixed rate	4,8%	311.490	140.223
Corporate bonds- floating rate	5,3%	2.035	2.999
Securitisation notes-Fixed rate	6,0%	95.613	-
Securitisation notes Floating rate	7,2%	392.470	-
Other		-	11.780
Total		**822.696**	**175.297**

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued Series 2004-A Notes USD 225 million at three-month LIBOR plus 235 bps. and USD 125 million Series 2004-B at 6,1014% Notes secured on Finansbank's Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years. Series 2004-A Notes were repaid in November 2006.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank's Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a maturity of 7 years. Interest is paid semi-annually and it is 6,25% and 6,5% respectively.

NOTE 38: Other borrowed funds	31.12.2006	31.12.2005
Subordinated notes - fixed rate	335.965	215.983
Subordinated notes – floating rate	749.619	741.005
Syndication loans	548.411	-
Secured loans	161.860	-
Other	401.532	-
Total	**2.197.387**	**956.988**

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as a financial liability at fair value through profit and loss and the net accumulated gain on this loan is approximately € 8.161 thousand in 2006.

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first 5 years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured non-amortising loan, with a five-year maturity. Interest is fixed at 11,94% and paid quarterly.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid quarterly at LIBOR + 42.5 bps and USD 221 million with a three year maturity and interest paid quarterly at LIBOR + 60 bps.

Other mainly include bilateral borrowings of Finansbank amounting to € 28.8 million, USD 145,9 million and TRY 48,2 million and borrowings of Finans Leasing amounting to € 146 million and USD 105.8 million

In October 2006 Finansbank repaid a syndicated loan of USD 580 million raised in November 2005 and updated in June 2006.

NOTE 39: Insurance related reserves & liabilities	**31.12.2006**	**31.12.2005**
Insurance reserves		
Life		
Mathematical reserve	775.539	688.668
Outstanding claims reserve	35.644	33.943
Other	7.932	7.063
Property and Casualty		
Unearned premia reserve	161.260	146.800
Outstanding claims reserve	364.039	339.574
Other	384	684
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	388.768	320.396
Total Insurance reserves	**1.733.566**	**1.537.128**
Other Insurance liabilities		
Liabilities relating to deposit administration funds (DAF)	152.557	141.393
Amounts payable to brokers, agents and sales partners	29.775	37.980
Amounts payable to reinsures	37.678	16.772
Liabilities arising from reinsurance operations	42	976
Total insurance related reserves & liabilities	**1.953.618**	**1.734.249**

Movement in Life Insurance Reserves	**2006**	**2005**
Balance at beginning of the year	**1.050.070**	**927.804**
Effect IFRS 4	-	25.140
Adjusted balance	**1.050.070**	**952.944**
Increase in reserves	301.293	229.595
Paid claims	(143.480)	(132.469)
Balance at the end of the year	**1.207.883**	**1.050.070**

Reinsurers' share of life insurance reserves if less than 0.5% of total reserve as at 31.12.2006 and 31.12.2005.

Movement of P&C Insurance Reserves (2006)	**Total**	**Reinsures' share**	**Group share**
As at the beginning of the year	487.058	89.728	397.330
Incurred claims	228.321	39.695	188.626
Paid claims and other movements	(204.156)	(37.500)	(166.656)
Movement in Unearned premium reserve	14.460	12.914	1.546
Balance at end of year	**525.683**	**104.837**	**420.846**

Movement of P&C Insurance Reserves (2005)	Total	Reinsures' share	Group share
As at the beginning of the year	413.343	91.873	321.470
Effect of IFRS 4	63.000	10.000	53.000
Adjusted balance	**476.343**	**101.873**	**374.470**
Incurred claims	189.626	24.645	164.981
Paid claims	(187.993)	(32.184)	(155.809)
Movement in Unearned premium reserve	9.082	(4.606)	13.688
Balance at end of year	**487.058**	**89.728**	**397.330**

Outstanding claims reserve (2006)	Total	Reinsures' share	Group share
Reported claims	353.954	68.424	285.530
IBNR	10.469	812	9.657
Total	**364.423**	**69.236**	**295.187**

Outstanding claims reserve (2005)	Total	Reinsures' share	Group share
Reported claims	329.143	66.084	263.059
IBNR	10.431	957	9.474
Total	**339.574**	**67.041**	**272.533**

The Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

The process followed for the liability adequacy test performed as at 31 December 2006 and the results of this test are set out below:

a. Life business

Life business comprises of the following four main categories:

i. Individual traditional policies (whole life, endowment, pure endowment, term, pension plans):
The test was based on an analysis of the sensitivity of liabilities to changes in mortality, lapses, interest rate and expenses for the expected remaining term of insurance contracts. No additional liabilities resulted from the above process.

ii. Unit-linked contracts
Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the contract terms. No additional liabilities resulted from the above process.

iii. Pension beneficiaries that stem from Deposit Administration Funds ("DAF")
The process followed was similar to that of individual traditional policies (the only difference being that expenses were not a factor). The test produced a liability that exceeded reserves.

iv. Hospitalisation riders
The test was based on assumptions for future lapses, premiums increase, average incurred claim, and medical inflation. The premium increase rate was increased by 0,5% as compared to 2005.

b. Property and Casualty business

As regards the motor branch, historical data was examined on a per claim basis for each accident year over the most recent five years. Claims are split into three main categories: motor TPL – property damage, motor TPL – bodily injury and motor own vehicle damage. Individual bodily injury claims exceeding €300 thousand were examined separately. Projections of paid claims, incurred claims and average incurred claims were performed for each group.

The process took into account the increase in reserves for specific claim files, which resulted from revising outstanding claims on a case per case basis, in accordance with local insurance law, during 2005 and 2006. The outcome was that a larger part of the total liability estimated with the liability adequacy test was covered by the reserves estimated in accordance to local law, hence rendering the additional liability lower than the additional liability as at 1 January 2006.

NOTE 40: Other liabilities	**31.12.2006**	**31.12.2005**
Accrued interest and commissions	258.090	285.790
Creditors and suppliers	278.512	247.074
Amounts due to government agencies	331.609	357.166
Private equity: liabilities of investee entities	199.425	192.874
Other provisions	187.827	43.103
Taxes payable - other than income taxes	81.372	53.171
Current tax liabilities	226.825	177.302
Accrued expenses and deferred income	105.912	45.581
Payroll related accruals	64.967	47.948
Dividends payable	12.892	13.108
Other	831.396	497.584
Total other liabilities	**2.578.827**	**1.960.701**

The movement of provisions may be summarised as follows:

	2006	**2005**
Balance at 1 January	**43.103**	**53.789**
Acquisition of subsidiaries	166.480	100
Foreign exchange differences	(2.230)	12
Provisions charged/ (released) to income statement during the year	(17.720)	980
Provisions utilised during the year	(1.806)	(11.778)
Balance 31 December	**187.827**	**43.103**

Other liabilities as at 31.12.2006 include an amount of €95 million relating to unsettled balances from securities transactions and liabilities from puttable instruments of € 361 million.

NOTE 41: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group's net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.12.2006	**31.12.2005**
Commitments to extend credits	23.407.253	11.101.650
Commercial letters of credit	733.752	152.911
Standby letters of credit and financial guarantees written	6.149.347	2.731.634
Total	**30.290.352**	**13.986.195**

d. Assets pledged	**31.12.2006**	**31.12.2005**
Assets pledged as collaterals	**2.909.822**	**1.585.916**

e. Operating lease commitments	**31.12.2006**	**31.12.2005**
No later than 1 year	50.705	23.398
Later than 1 year and no later than 5 years	177.787	65.215
Later than 5 years	116.683	69.826
	345.175	**158.439**

NOTE 42: Share capital, share premium and treasury shares

Share capital	No of shares	€'000s
At 1 January 2005	**331.575.511**	**1.492.090**
Merger through absorption of subsidiaries:		
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	**339.269.412**	**1.696.347**
Increase of share capital	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	**475.287.219**	**2.376.436**

The total number of ordinary shares as at 31 December 2005 was 339.269.412 with a nominal value of €5 per share .The total number of ordinary shares as at 31 December 2006 was 475.287.219 with a nominal value of €5 per share.

The movement is as follows:

On 1 June 2006 the 2nd Repeat General Meeting of the Bank's shareholders approved the share capital increase of € 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22,11 for each new share. The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development. Consequently, the Bank's share capital was increased by €678.539 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 less the share capital issue costs net of tax of € 64.064 was credited to the "share premium account".

On 21 December 2006, following the Bank's stock option program the share capital was increased by €1.550 with the issue of 310.043 shares.

Share Premium	31.12.2006	31.12.2005
At 1 January	-	**32.393**
Merger through absorption of National Investment	-	13.100
Merger through absorption of National Real Estate	-	(45.493)
Increase of share capital above par value	2.321.960	-
Share options exercised	5.829	-
Share capital issue costs net of tax	(64.064)	-
At 31 December	**2.263.725**	**-**

Treasury Shares	No of shares	€'000s
At 1 January 2005	**9.401.898**	**210.128**
Purchases of treasury shares	1.543.523	32.933
Sales of treasury shares	(10.251.461)	(220.381)
At 31 December 2005	**693.960**	**22.680**
Purchases of treasury shares	2.265.820	75.767
Sales of treasury shares	(2.077.220)	(71.621)
At 31 December 2006	**882.560**	**26.826**

The Bank's Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

At 31 December 2006 the Bank and certain subsidiaries held 882.560 NBG shares as part of their investment activity representing 0,19% of the issued share capital (2005: 0,20% of the issued share capital).

NOTE 43: Reserves & Retained Earnings	**31.12.2006**	**31.12.2005**
Statutory reserve	306.475	252.594
Available for sale securities reserve	21.809	42.215
Currency translation differences reserve	6.247	13.737
Other reserves and retained earnings	1.649.359	1.141.617
Total reserves and retained earnings	**1.983.890**	**1.450.163**

Before paying dividends, the Bank, in accordance with its Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one-half of the Bank's share capital. Tax exempt reserves until their capitalisation or distribution (untaxed reserves) are included in other reserves and retained earnings and represent profits made on the sale of shares, property, bonds and other similar assets taxed at special rates such as interest earned on treasury bills and bonds.

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	**Continuing operations**	**Discontinued operations**	**Total**
At 1 January 2005			
IAS 39 adjustments	132.770	(8.140)	124.630
Net gains / (losses) from changes in fair value of AFS investments	51.942	(9.549)	42.393
Net (gains) / losses transferred to income statement	(125.472)	-	(125.472)
Impairment losses on AFS investments	664	-	664
At 31 December 2005	**59.904**	**(17.689)**	**42.215**
At 1 January 2006	**59.904**	**(17.689)**	**42.215**
Net gains / (losses) from changes in fair value of AFS investments	70.307	(3.498)	66.809
Net (gains) / losses transferred to income statement	(108.629)	(143)	(108.772)
Net additions / disposals from disposed subsidiaries	-	21.330	21.330
Impairment losses on AFS investments	227	-	227
At 31 December 2006	**21.809**	**-**	**21.809**

The movement in the currency translation differences reserve may be summarised as follows:

Currency translation differences reserve	31.12.2006	31.12.2005
At 1 January	**13.737**	**(3.968)**
Currency translation differences arising during the year	(7.490)	17.705
At 31 December	**6.247**	**13.737**

Other reserves and retained earnings include an amount of € (8.140) representing the effective portion of cash flow hedging instruments used to hedge the currency risk associated with forecast transactions denominated in TRY.

NOTE 44: Minority Interest	31.12.2006	31.12.2005
Balance at 1 January	**109.997**	**270.582**
Acquisitions /disposals	421.498	28.695
Merger through absorption of subsidiaries	-	(209.292)
Share of net profit of subsidiaries	74.617	23.590
Movement in the available for sale securities reserve	5.874	(3.722)
Exchange differences	(1.432)	144
Balance at the end of the reporting period	**610.554**	**109.997**

NOTE 45: Preferred securities	31.12.2006	31.12.2005
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	1.275.125	732.581
Total	**1.625.125**	**1.082.581**

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap ("CMS") Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap ("CMS") Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter three month LIBOR plus 2,08%. The dividends are payable annually in arrear on

8 November in each year, until 8 November 2016, following which quarterly in arrear on 8 February, 8 May, 8 August and 8 November in each year.

NOTE 46: Dividend per share

Dividends are not accounted for until they have been ratified by the Bank's Annual Ordinary General Meeting.

The Bank's Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank's shares as at the closing of the Athens Exchange session of 2 May 2006. As of 3 May 2006 the Bank's shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

The dividend proposed by the Board of Directors for 2006 is subject to the approval of the upcoming Annual Ordinary General Meeting and amounts to €1 per share.

NOTE 47: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	31.12.2006	31.12.2005
Cash and balances with central banks	1.752.376	1.323.340
Treasury bills	58.248	28.066
Due from banks	3.127.039	1.705.231
Trading securities	2.416	-
Investment securities	3.402	8.109
Total	**4.943.481**	**3.064.746**

NOTE 48: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2006 and 31 December 2005 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors and key management of the Bank and other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information. As at 31 December 2006, loans, other receivables, deposits and letters of guarantee amounted to €34 million, €4 million, €315 million and €26 million respectively. Total compensation including salaries, bonuses and other short-term benefits, post employment and other long-term benefits, and termination benefits amounted to €24,4 million including amounts from newly acquired subsidiaries (2005: €14,5 million). Related parties of the Group were also granted 1.453.020 options under the stock option program approved by the General Meeting of the Shareholders on 22 June 2005 (see note 12).

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transaction between the Group and associated companies are disclosed below.

Transactions with associated companies	**31.12.2006**	**31.12.2005**
Assets.		
Loans and advances to customers	54.325	41.520
Liabilities		
Due to customers	45.561	35.839
Letters of guarantee	46.798	58.448
Income Statement		
Interest and commission income	3.758	4.477
Interest and commission expense	5.646	5.120

NOTE 49: Acquisitions, disposals and other capital transactions

1. Acquisitions and disposals

I. In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II. In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III. On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV. On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2,7 million. The fair value of net assets acquired amounted to €2 million resulting in goodwill of €0,7 million. The company has been renamed to "NBG Asigurari S.A." and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years.

V. On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank, agreed with American International Group Inc ("AIG") to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company ("ALICO") and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3,1 million) and for the Property and Casualty insurance company to BGN 5,4 million (equivalent €2,8 million).

VI. On 28 April 2006, NBG International Holdings BV sold for USD 400 million in cash, before incurred expenses, its subsidiary Atlantic Bank of New York.

VII. On 18 August 2006, NBG acquired from FIBA Group, 46% of Finansbank ordinary shares and 100% of the Founder Shares for a consideration of USD 2.323 million and USD 451 million respectively. The sellers, FIBA Group retain a residual stake of 9,68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders' agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank's share, subject to certain performance criteria. From the Mandatory Offer which lasted from 8 January to 29 January 2007, the Bank acquired a further 43,44% holding of the share capital. Therefore, the total participation in ordinary share capital of Finansbank amounts to 89,44%.

The fair values of the identified assets and liabilities assumed are as follows:

Balances as at (in €'000 translated from TRY using the EURO/TRY 1,8546 rate)	**18.08.2006**
Cash and balances with central banks and other banks	3.178.637
Trading securities, derivative instruments and investment securities	1.383.522
Loans and advances to customers	5.844.047
Fixed and Intangible Assets excluding ppa intangibles	139.360
Purchase price allocation- Intangibles:	
-Trade names	161.910
-Customer relationships	133.104
-Core deposits	38.739
-Software	14.900
Other assets	168.761
Total Assets	**11.062.980**
Due to other banks	438.599
Derivative Financial Instruments	37.029
Due to customers	6.006.994
Debt securities in issue and other borrowed funds	2.803.601
Founder shares	356.043
Other liabilities	461.162
Total liabilities	**10.103.428**
Net assets as at 18.08.2006	**959.552**
Minority interest in subsidiaries of Finansbank	**(46.146)**
	913.406
% acquired (including put option agreements)	55,7%
Net assets acquired	**508.576**
Consideration given (including expenses and put option agreements)	2.176.607
Goodwill recognized	**1.668.031**

Cash and cash equivalents acquired were €116 million and include cash and balances from banks and trading securities. Consideration given comprises USD 2.323 million for 46% share capital, estimated fair value for put option on 9,68% sellers interest and transaction expenses. The accounting treatment followed for put option agreements reflects the Group accounting policy as outlined in note 2.3.

VIII. On 12 September 2006, the National Bank of Greece ("NBG") and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99,4% of Vojvodanska's share capital. A further €25 million has also been deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodanska's fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

The Balance Sheet as at the acquisition date of 31 December 2006 based on the provisionally determined fair values, is as follows:

Balances as at (in €'000 translated from RSD using the EURO/RSD 78,99 rate)	**31.12.2006**
Cash and balances with central banks and other banks	147.377
Trading securities and investment securities	117.773
Loans and advances to customers	223.441
Fixed and Intangible Assets	55.662
Other assets	5.301
Total Assets	**549.554**
Due to other banks	34.166
Due to customers	428.449
Debt securities in issue and other borrowed funds	3
Other liabilities	28.146
Total liabilities	**490.764**
Net assets as at 31.12.2006	**58.790**
% acquired	99,43%
Net assets acquired	**58.454**
Consideration given (including transaction expenses)	362.369
Goodwill recognized	**303.915**

Cash and cash equivalents acquired were €48 million and include cash and balances from banks and trading and investment securities.

It is noted that the determination of the fair values of the assets acquired and the liabilities and contingent liabilities assumed is in process, therefore upon completion of the purchase price allocation, any changes in fair values will adjust the goodwill recognised appropriately. The provisional amount of goodwill will be finalised within 12 months from the acquisition date.

IX. On 6 October 2006, the share capital of Finansbank Malta Ltd was increased by 2.250.000 ordinary shares which were fully subscribed, allotted and taken up by Finansbank A.Ş

X. On 17 October 2006, NBG Greek Fund Ltd sold its investment in AGRIS AE for €2,5 million.

XI. On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to €48,7 million. The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

XII. From 11 through to 25 December 2006, the Bank via a Mandatory Tender Offer acquired 191,2 million shares of Finans Leasing, corresponding to 2,55% of its share capital and 72,3 million shares of Finans Investment Trust, corresponding to 5,3% of its share capital. The total consideration paid amounted to €4,2 million and €0,6 million respectively. This acquisition was accounted for as an "acquisition after control is obtained", as described in Note 2.3.

2. Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of

Greece's and National Real Estate's assets respectively, as at the merger balance sheet date (31/7/2005) and give opinion on the fairness of the share swap ratio. Pricewaterhousecoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank's Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistered from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813. Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank's total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank's shares to 339.269.412.

NOTE 50: Group consolidated companies

Name	Country of incorporation	% Participation 31.12.2006	31.12.2005
National Securities S.A.	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co SA-ETHNOKARTA	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
NBG Balkan Fund Ltd.	Cyprus	-	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	-	100,00%
NBG Canada	Canada	-	100,00%
S.A.B.A.	S. Africa	99,50%	99,50%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D-Skopje(*)	FYROM	92,25%	71,20%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease E.A.D.	Bulgaria	100,00%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	-	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A(*)	Romania	98,88%	97,14%
Ethniki Hellenic General Insurance	Greece	76,74%	76,65%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%
ASTIR Alexandroupolis S.A	Greece	-	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%

NOTE 50: Group consolidated companies (continued…)

Name	Country of incorporation	% Participation 31.12.2006	31.12.2005
Ethnoplan S.A	Greece	100.00%	100.00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	100.00%
NBGI Private Equity Funds	United Kingdom	100.00%	100.00%
NBG International Holdings BV	Netherlands	100.00%	100.00%
Eurial Leasing SRL	Romania	70.00%	70.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79.27%	79.19%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79.27%	79.19%
S.C. Garanta Asigurari S.A.	Romania	71.57%	71.49%
Audatex Hellas SA	Greece	53.72%	53.65%
National Insurance Brokerage SA	Greece	72.90%	72.82%
NBG Asigurari S.A.	Romania	76.73%	-
Finansbank SA(*)	Turkey	55.68%	-
Finans Malta(*)	Malta	55.68%	-
Finans Leasing(*)	Turkey	35.55%	-
Finans Invest(*)	Turkey	55.72%	-
Finans Portfolio Management(*)	Turkey	55.73%	-
Finans Investment Trust(*)	Turkey	47.61%	-
IB Tech(*)	Turkey	55.12%	-
Vojvodjanska Banka A.D Novisad	Serbia	99.43%	-

(*) % of participation includes the effect of put and call option agreements

NOTE 51: Post balance sheet events

Acquisitions & Disposals

From 8 January through to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 5.430 million shares of Finansbank, corresponding to 43,44% of its share capital. The total consideration paid amounted to €1.733 million. Therefore, the total participation in share capital of Finansbank amounts to 89,44%.

On 24 January 2007, the Bank and International Finance Corporation (IFC) signed an agreement by which IFC will acquire shares of Finansbank of up to 5% of its share capital after the completion of the Mandatory Tender Offer. The price per share to IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.

From 1 February up to 14 March 2007, the Bank acquired 858.429 shares of Finansbank for the consideration of €2,6million (TRY 4,8 million).

NOTE 52: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation.

Consolidated Income Statement

	31.12.2005		
	Continuing Operations		Reclassifications
	As restated	As previously reported	
Personnel expenses	(877.307)	(877.307)	-
General & administrative expenses & other provisions	(335.512)	(334.532)	980
Depreciation & amortisation charges	(114.551)	(114.551)	-
Other operating expenses	(38.828)	(39.808)	(980)
Total operating expenses	**(1.366.198)**	**(1.366.198)**	-

NOTE 53: Foreign exchange rates

From	To	Fixing at 31.12.2006	Average 1.1 - 31.12.2006
ALL	EUR	0,00807	0,00854
BGN	EUR	0,51130	0,51387
CAD	EUR	0,65441	0,70284
CYP	EUR	1,72951	1,74133
EGP	EUR	0,13157	0,14085
GBP	EUR	1,48920	1,46725
MKD	EUR	0,01635	0,01669
RON	EUR	0,29555	0,28480
TRY	EUR	0,53648	0,53491(*)
USD	EUR	0,75930	0,79703
RSD	EUR	0,01266	0,01223
ZAR	EUR	0,10855	0,11893

(*) TRY average rates refer to the period from 18/8/2006 to 31/12/2006

3. 2006 Financial Statements

NATIONAL BANK OF GREECE S.A.

Financial Statements

31 December 2006

In accordance with
International Financial Reporting Standards

March 2007

Table of Contents

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

Report on the Financial Statements

We have audited the accompanying financial statements of National Bank of Greece S.A. ("the Bank"), which comprise the balance sheet as of 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The content of the Director's Report is consistent with the above financial statements.

Athens, 20 March 2007

The Certified Public Accountant Auditor

Nikolaos C. Sofianos

RN SOEL 12231

Deloitte.

Hadjipavlou Sofianos &
Cambanis S.A.
Assurance & Advisory Services
RN SOEL E120
250-254 Kifisias Ave.
GR – 152 31 Halandri
Athens

Income Statement

€ 000's	Note	Year ended 31.12.2006	31.12.2005
Interest and similar income		2.653.228	2.153.971
Interest expense and similar charges		(1.091.338)	(818.197)
Net interest income	6	**1.561.890**	**1.335.774**
Fee and commission income		325.048	298.729
Fee and commission expense		(65.207)	(57.756)
Net fee and commission income	7	**259.841**	**240.973**
Dividend income	8	44.884	47.455
Net trading income	9	59.552	11.035
Net result from investment securities	23	101.038	102.689
Other operating income	10	83.228	31.060
Total operating income		**2.110.433**	**1.768.986**
Personnel expenses	11,12	(729.831)	(657.640)
General & administrative expenses & other provisions	13	(220.869)	(212.665)
Depreciation & amortisation expenses	14	(65.036)	(72.146)
Other operating expenses	15	(18.642)	(12.247)
Total operating expenses		**(1.034.378)**	**(954.698)**
Impairment losses on loans and advances	22	(235.987)	(191.421)
Profit before tax		**840.068**	**622.867**
Tax expenses	16	(155.803)	(148.553)
Tax on untaxed reserves	16	(100.607)	-
Profit for the period		**583.658**	**474.314**
Earnings per share- Basic & Diluted	17	**€1.39**	**€1.33**
Earnings per share - Basic & Diluted excluding one-off tax on reserves	17	**€1.63**	**€1.33**

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 57 form an integral part of these financial statements

Balance Sheet

€ 000's	Note	31.12.2006	31.12.2005
ASSETS			
Cash and balances with central banks	18	2.034.464	1.848.223
Treasury bills and other eligible bills		185.332	86.078
Due from banks (net)	19	4.539.923	4.142.623
Financial assets at fair value through P&L	20	12.283.625	13.409.663
Derivative financial instruments	21	204.690	283.500
Loans and advances to customers (net)	22	32.755.298	27.178.715
Investment securities-available for sale	23	2.436.665	2.153.682
Investment securities-held to maturity	23	105.680	43.781
Investment property	-	186	416
Investments in subsidiaries	24	4.016.713	1.398.070
Investments in associates	24	237.836	278.025
Intangible assets	25	49.262	33.878
Property & equipment	26	1.091.931	1.142.738
Deferred tax assets	27	129.159	148.759
Other assets	28	1.235.398	1.111.303
Assets classified as held for sale	24	-	19.476
Total assets		**61.306.162**	**53.278.930**
LIABILITIES			
Due to banks	29	5.871.463	4.986.420
Derivative financial instruments	21	344.687	303.422
Due to customers	30	44.564.664	41.060.200
Other borrowed funds	31	2.512.074	2.024.051
Current tax liabilities	32	167.501	139.375
Deferred tax liabilities	27	79.108	85.575
Retirement benefit obligations	12	59.544	62.856
Other liabilities	32	1.588.573	1.644.542
Total liabilities		**55.187.614**	**50.306.441**
SHAREHOLDERS' EQUITY			
Share capital	34	2.376.436	1.696.347
Share premium	34	2.263.725	-
Less: treasury shares	34	(4.490)	(1.085)
Reserves and retained earnings	35	1.482.877	1.277.227
Total Equity		**6.118.548**	**2.972.489**
Total equity and liabilities		**61.306.162**	**53.278.930**

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 57 form an integral part of these financial statements

Statement of Changes in Equity

€ 000's	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2005	**1.492.090**	**32.393**	**(29.518)**	**1.131.004**	**2.625.969**
Movement in the available for sale securities reserve, net of tax...	-	-	-	(64.014)	**(64.014)**
Net Profit/(loss) for the period..............................	-	-	-	474.314	**474.314**
Purchases of treasury shares.................................	-	-	(10.179)	-	**(10.179)**
Disposals of treasury shares................................	-	-	50.054	23.153	**73.207**
Dividends..	-	-	-	(197.958)	**(197.958)**
Merger through absorption of subsidiaries...............	204.257	(32.393)	(11.442)	(89.142)	**71.280**
Currency translation differences...........................	-	-	-	(130)	**(130)**
Balance at 31 December 2005/at 1 January 2006....	**1.696.347**	**-**	**(1.085)**	**1.277.227**	**2.972.489**
Movement in the available for sale securities reserve, net of tax..	-	-	-	(47.944)	**(47.944)**
Cash flow hedges..	-	-	-	3.383	**3.383**
Net Profit/(loss) for the period.............................	-	-	-	583.658	**583.658**
Purchases of treasury shares	-	-	(3.405)	-	**(3.405)**
Share Capital Increase.......................................	678.539	2.321.960	-	-	**3.000.499**
Share Capital issue costs (net of tax).....................	-	(64.064)	-	-	**(64.064)**
Stock options exercised.......................................	1.550	5.829	-	-	**7.379**
Share based payments.......................................	-	-	-	6.383	**6.383**
Board of Directors emoluments............................	-	-	-	(50)	**(50)**
Dividends..	-	-	-	(339.234)	**(339.234)**
Currency translation differences...........................	-	-	-	(546)	**(546)**
Balance at 31 December 2006............................	**2.376.436**	**2.263.725**	**(4.490)**	**1.482.877**	**6.118.548**

Detailed analysis of the changes in equity is presented in notes 34 & 35 of these financial statements.

The notes on pages 9 to 57 form an integral part of these financial statements

Cash Flow Statement

€ 000's	Note	12-month period ended 31.12.2006	31.12.2005
Cash flows from operating activities			
Net Profit		**583.658**	**474.314**
Non-cash items included in profit and other adjustments:		**125.890**	**124.974**
Depreciation, amortisation & impairment on fixed assets & invest. property		65.036	72.146
Share based		6.383	-
Impairment losses on investments		37.378	-
Amortization of premiums / discounts of investment securities		9.483	10.109
Provisions for credit and other risks		237.050	191.655
Deferred tax expense / (benefit).		12.990	10.145
Dividend income from investment securities		(43.289)	(42.126)
Net (profit) / loss on sale of fixed assets & investment property		(60.725)	(14.266)
Net (income) / expense on investment securities		(138.416)	(102.689)
Net (increase) / decrease in operating assets:		**9.337**	**(4.045.307)**
Net due from / to banks		1.251.645	855.021
Financial assets at fair value through P&L		1.126.038	(4.573.758)
Net proceeds / (purchase) of treasury bills and other eligible bills		(79.902)	32.560
Net derivative financial instruments		120.075	(42.136)
Net loans and advances to customers / due to customers		(2.308.106)	(404.504)
Other assets		(100.413)	87.510
Net increase / (decrease) in operating liabilities:		**(362.498)**	**689.330**
Income taxes paid.		(244.161)	(108.115)
Other liabilities		(118.337)	797.445
Net cash flow from / (used in) operating activities.		**356.387**	**(2.756.689)**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(2.224.984)	(12.548)
Disposals of subsidiaries, net of cash disposed		54.942	-
Acquisitions of associates net of cash		(62.502)	(259.010)
Dividends received from investment securities & associates		43.289	42.126
Purchases of fixed assets and intangible assets		(92.265)	(63.674)
Purchases of investment property		-	(54)
Proceeds from sales of fixed assets		120.797	20.664
Proceeds from sale of investment property		216	-
Purchases of investment securities - available for sale		(2.003.786)	(1.002.690)
Proceeds from redemption & sale of investment securities - available for sale		1.792.930	2.021.367
Purchases of investment securities - held to maturity		(85.000)	(66.266)
Proceeds from redemption of investment securities - held to maturity		23.101	22.485
Net cash from / (used in) investing activities		**(2.433.262)**	**702.400**
Cash flows from financing activities			
Proceeds from borrowed funds and debt securities (net)		488.023	441.903
Share Capital Increase.		3.007.878	-
Net sales /(purchases) of treasury shares /rights		(3.405)	63.028
Dividends to shareholders		(339.234)	(197.958)
Share Capital issue costs		(83.035)	-
Net cash from / (used in) financing activities		**3.070.227**	**306.973**
Effect of foreign exchange rate changes on cash and cash equivalents		(27.240)	114.078
Net increase/(decrease) in cash and cash equivalents		**966.112**	**(1.633.238)**
Cash and cash equivalents at beginning of period of merged companies		**-**	**9.293**
Cash and cash equivalents at beginning of period		**2.646.494**	**4.270.439**
Cash and cash equivalents at end of period	37	**3.612.606**	**2.646.494**

The notes on pages 9 to 57 form an integral part of these financial statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the "Bank") was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank's headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, & bank assurance services. The Bank operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, and Egypt,.

The Board of Directors consists of the following members:

Executive Members	
Efstratios-Georgios (Takis) A. Arapoglou	*Chairman - Chief Executive Officer*
Ioannis G. Pechlivanidis	*Vice Chairman- Deputy Chief Executive Officer*
Non-Executive Members	
Achilleas D. Mylonopoulos	*Employees' representative*
John P. Panagopoulos	*Employees' representative*
Ioannis C. Yiannidis	*Professor, University of Athens Law School*
Independent Non-Executive Members	
H.E. the Metropolitan of Ioannina Theoklitos	
Stefanos C. Vavalidis	*Member of the Board of Directors, European Bank for Reconstruction & Development*
Dimitrios A. Daskalopoulos	*Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists*
Nikolaos D. Efthymiou	*Chairman, Association of Greek Shipowners*
George Z. Lanaras	*Shipowner*
Stefanos G. Pantzopoulos	*Business Consultant, former Certified Auditor*
Constantinos D. Pilarinos	*Economist, General Manager of Finances and Technical Services, Church of Greece*
Drakoulis K. Fountoukakos-Kyriakakos	*Entrepreneur*
Ploutarchos K. Sakellaris	*Professor, University of Athens, and Chairman, Council of Economic Advisors.*
George I.Mergos	*Professor, University of Athens, Governor of IKA (Social Security Fund)*

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2007. On 30 August 2006, the employees' representative, Mr. A. Mylonopoulos was elected as a non-executive BoD member in the position vacated by the resignation of Mr. G. Athanasopoulos. On 21 February 2006, Mr A. Stavrou was elected as a non-executive BoD member in the position of the deceased I. Vartholomeos. Furthermore, on 15 March 2007, Mr. G. Mergos was elected as un independent non executive BoD member in the position of Mr A. Stavrou,

These financial statements have been approved for issue by the Bank's Board of Directors on 15 March 2007 and are subject to the approval of the Annual General Meeting of the Bank's shareholders.

2.1 Basis of presentation

The financial statements of the Bank (the "financial statements") are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Bank adopted the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005

New standards, amendments and interpretations to existing standards effective in 2006

The following standards and interpretations are mandatory for the accounting periods beginning on or after 1 2006:

- IAS 19 (Amendment), "Employee Benefits" (effective from 1 January 2006).
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The Bank has not changed its accounting policy for the recognition of actuarial gains and losses and has not participated in any multi-employer plans.

- IAS 39 (Amendment), "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"(Effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b)the foreign currency risk will affect profit & loss. The Bank did not have any intragroup transactions that would qualify as a hedged item in the financial statements as of 31 December 2006.

- IAS 39 (Amendment), "The Fair Value Option" (effective from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Bank has decided to apply this amendment for the annual period beginning 1 January 2005 (early adoption).

- IFRIC 4, "Determining whether an Arrangement contains a Lease" (Effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. This amendment did not have a significant impact on the Bank's financial position.

New standards, amendments and interpretations to existing standards that are not yet effective

The new standards, amendments and interpretations to existing standards that are mandatory for the Bank's accounting periods beginning on or after 1 January 2007 are as follows:

- IFRS 7, "Financial Instruments: Disclosures", and a complementary amendment to IAS 1, "Presentation of Financial Statements – Capital Disclosures" (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, "Disclosures in the Financial Statements of Banks and Similar Financial Institutions", and disclosure requirements in IAS 32, "Financial Instruments: Disclosure and Presentation". It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Bank assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Bank intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

- IFRS 8 "Operating Segments" (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segments and to assess performance. The Bank has decided to apply this standard for the annual period beginning on 1 January 2009, however there will be no significant impact on the Bank's financial reporting.

- IFRIC 8, "Scope of IFRS 2" (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 clarifies that IFRS 2 "Share based payment" will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given. It presumes that such cases are an indication that other consideration has been or will be received. The Bank will apply this IFRIC from 2007, and its adoption will have no or insignificant impact on its financial statements.

- IFRIC 9, "Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is as change to the contract that significantly modifies the cash flows. The Bank will apply this IFRIC from 2007 and its adoption will have no significant impact on its financial statements.

- IFRIC 10, "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 addresses an inconsistency between IAS 34 "Interim Financial Reporting" and the impairment relating to goodwill in IAS 36 "Impairment of Assets" and equity instruments classified as available for sale in IAS 39 "Financial Instruments: Recognition and Measurement". This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods. The Bank will apply this IFRIC from 2007.

- IFRIC 11, IFRS 2 " Group and Treasury Share Transactions" (effective for annual periods beginning on or after 1 March 2007). This IFRIC requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if:

- The entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or
- The shareholder(s) of the entity provide the equity instruments required

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

- When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.
- When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Bank will apply this IFRIC from 2008, however its adoption will have no significant impact on Bank's financial statements.

- IFRIC 12, "Service Concession Arrangements" (effective for annual periods beginning on or after 1 January 2008). The Bank will apply this IFRIC from 2008 and is currently evaluating its impact on the Bank's financial reporting.

2.3 Foreign currency translation

Items included in the financial statements of the Bank are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency"). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognised in the income statement (applicable for example for equity securities held for trading), or within shareholders' equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity's opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within shareholders' equity.

2.4 Regular way purchases and sales

In case of "regular way" purchases and sales of financial assets the Bank uses "settlement date" accounting apart from trading and investment securities and derivative financial instruments, which are recognised at "trade date".

2.5 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Bank and in liabilities when unfavourable to the Bank. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Bank enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in trading income.

A derivative may be embedded in another financial instrument, known as "host contract". In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

The Bank also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Bank applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment. The Bank's criteria for a derivative instrument to be accounted for as a hedge include:

- at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;
- the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Bank achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and
- the hedge is highly effective on an ongoing basis.

2.5.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the "unamortised fair value adjustment"), is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

2.5.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders' equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders' equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders' equity remains in shareholders' equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders' equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Bank's risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognised in trading income.

The foreign currency risk of a highly probable forecast intragroup transaction is qualified as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect profit or loss.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.7 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by a maximum of 180 days, or when the borrower or securities' issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.8 Fee and commission income

Fees and commissions are generally recognised on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.9 Financial assets& Liabilities at fair value through profit and loss

All financial assets, acquired principally for the purpose of selling in the short term or if so designated by the management, are classified under this category which has the following two sub-categories:

a. Trading securities
Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognised at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at trade date, which is the date that the Bank commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

b. At fair value through profit or loss
Upon initial recognition the Bank may designate any financial asset as at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when either:

(i) It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or
(ii) A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the board of directors and chief executive officer.
Interest income on financials assets at fair value through profit and loss is reported as interest income.

c. Financial liabilities at fair value through profit or loss

Financial liabilities designated at fair value through profit and loss are initially recognised on the trade date at which the Bank becomes a party to the contractual provisions of the instrument. Subsequent to initial recognition, financial liabilities at fair value through profit and loss are re-measured at fair value with unrealised gains and losses reported in net trading income. Interest expense on financials liabilities at fair value through profit and loss is reported as interest expense.

2.10 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement ('Repos') are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell ('Reversed Repos') are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.11 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.
The Bank monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.12 Investment Securities

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognised at trade date, which is the date that the Bank commits to purchase or sell the asset. All other purchases and sales, which do not fall within market convention are recognised as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognised valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders' equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders' equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognised valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.13 Loans and receivables

Loans originated by the Bank include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets at fair value through profit and loss, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Bank are recognised when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortised cost using the effective interest rate method.

Interest on loans originated by the Bank is included in interest income and is recognised on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortised to interest income over the life of the loan using the effective interest rate method.

2.14 Impairment losses on loans and advances

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will be unable to collect all amounts due on a claim according to the original contractual terms. A "claim" means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through charges to impairment losses on loans & advances.

The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans' carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan's original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors' ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances. The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Bank to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.15 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Bank for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Bank beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Bank periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.16 Investment property

Investment property includes land and buildings, owned by the Bank (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Bank under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.17 Intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Bank's share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Any excess, as at the date of the exchange transaction, of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill. Once it has been established that negative goodwill exists, the Bank a) reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Bank that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 10 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Bank is recognised as an expense when it is incurred.
At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.18 Leases

a. The Bank is the lessee
Leases where the Bank has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.
Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

b. The Bank is the lessor
Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.19 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Bank in the management of its short-term commitments.

2.20 Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.21 Employee benefits
Bank operates various retirement benefit plans in accordance with conditions and practices in Greece. Such plans are classified as pension plan or other post-retirement benefit plans and are charged or credited to the income statement over the service lives of the related employees.

2.21.1 Pension plans

a. Defined benefit plans
A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Bank follows the "corridor" approach of IAS 19 "Employee Benefits" according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans
A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employee service in the current and prior periods. Bank contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.21.2 Other post-retirement benefit plans
Bank employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are all defined contribution and Group contributions are charged to the income statement in the year to which they relate and are included in staff costs.

2.21.3 Share based payment transactions
The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted. Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.
When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.22 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders' equity, is also credited or charged directly to shareholders' equity where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.23 Borrowings

Borrowings are initially recognised at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.24 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank and its subsidiaries.

Treasury shares: NBG shares held by the Bank are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders' equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders' equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.25 Segment reporting

The Bank is organised on a worldwide basis into five business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Bank reports its primary segment information.

2.26 Assets and liabilities held for sale

Assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is effected in accordance with the applicable IFRS's. Upon initial classification as assets held for sale, they are measured at their lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Offsetting of assets and liabilities is not permitted.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

2.27 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies. All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.28 Fiduciary and trust activities

The Bank provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Bank receives fee income for providing these services. Trust assets are not assets of the Bank and are not recognised in the financial statements. The Bank is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.29 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3: Critical accounting policies, estimates & judgments

3.1 Critical accounting policies and estimates

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Bank's Financial Statements and accompanying notes. The Bank believes that the judgments, estimates and assumptions used in the preparation of the Financial Statements are appropriate given the factual circumstances as of 31 December 2006.

Various elements of the Bank's accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the Bank has identified seven accounting policies which, due to the judgments, estimates and assumptions inherent in those policies, and the sensitivity of the financial statements to those judgments, estimates and assumptions, are critical to an understanding of the financial statements.

Recognition and measurement of financial instruments at fair value
Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, The Bank determines fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, The Bank compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate our models. A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Bank applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards that Bank employs.

Fair value option
The Bank adopted revised IAS 32 and revised IAS 39 at 1 January 2005. The Bank has applied the exception provided in IFRS 1 not to restate the comparative prior year. Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. The Bank applies the fair value option primarily to debt instruments in order to present more relevant information by eliminating or significantly reducing measurement inconsistency (an "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on a different basis.

Recognition of deferred Day 1 Profit and Loss
The Bank has entered into transactions, some of which will mature after more than ten years, where determines fair value using valuation models for which not all inputs are market observable prices or rates. The Bank initially recognizes a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as "Day 1 profit and loss". In accordance with applicable accounting literature, the Bank does not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and

loss. It does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Bank's decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure The Bank does not prematurely release a portion of the deferred profit to income. For each transaction, the Bank determines individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement. In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, The Bank measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

Investments in subsidiaries and associates
The Bank regularly reviews its investments in subsidiaries and associates for possible impairment indications. If the impairment indicators are identified, the Bank makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Bank compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Bank believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses
The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about counterparty's financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.
In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.
The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Bank's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Bank and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Useful lives of depreciable assets

The Bank's management determines the estimated useful lives and related depreciation charges for its property and other equipment. The Bank's estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

Stock options granted to employees

The Bank grants options over shares in NBG to its employees under a stock option program. Employee services received, which are charged to the P&L, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on the assumptions described in note 11, which include among others the exercise price, the dividend yield, the risk free interest rate and share price volatility

3.2 Critical accounting judgments

Held to maturity investments

The Bank follows the IAS 39 guidance of on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification is based on the Bank's evaluation of its intention and ability to hold such investment to maturity.

Impairment of available-for-sale financial assets

The Bank follows the guidance of IAS 39 on determining when an investment is other than temporarily impaired. This determination requires judgment and the Bank evaluates the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes

The Bank is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Bank recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Put options on minority interests

Put options as part of a business combination under IAS 32 "Financial Instruments: Disclosure and Presentation" are accounted for as a liability. The liability is recognised as if the puttable instrument has already been exercised, and subsequently is measured at fair value, using different valuation techniques based on best estimates available to the management. The difference (if any), between the fair value of the liability and the legal minority interest's share of net assets is recognised as part of the cost of investment. Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to the cost of investment, without any direct impact on the income statement. Since there is no clear guidance in IFRS 3 on Business combinations and IAS 32 on Financial Instruments on how such options must be accounted for and no specific IFRIC guidance has yet issued, the Bank applies the provisions of IAS 32.23 while waiting for an interpretation from IASB and IFRIC.

NOTE 4: Financial risk management

4.1 Credit risk

The credit risk process for the Bank is managed by the Bank's Risk Management Division, which works closely with centralised underwriting units responsible for particular type of loans. Under the Bank's facility risk rating system, corporate exposures are grouped into eight risk classes. Low risk borrowers are often offered more favourable terms, while loans to high-risk borrowers generally require third party guarantees and additional collateral. The Bank also uses a number of obligor rating systems, assigning a borrower rating to each counterparty, whether large, medium corporate or small business. This rating is based primarily upon quantitative criteria (mostly liquidity, profitability, capital structure and debt service ratios) as well as qualitative factors such as management quality, reputation with customers and employees and company standing. In addition, all Bank's rating systems consider the borrower's industry risk and its relative position within its peer group. As the Banks prepares for compliance with Basel II IRB methods, corporate borrower ratings are mapped to probabilities of default and will take precedence over the existing eight-grade facility rating, to be replaced in the near future by specific expected loss estimates per obligor.

The Bank's credit exposure to each borrower is subject to a detailed risk review at least annually, or semi-annually in case of high-risk borrowers, with all outstanding facilities being reviewed. Interim reviews are also undertaken throughout the year and on an ongoing basis, either following a late payment, or if there are issues which may affect the borrower's course of business, or changes relevant to the borrower's creditworthiness. In case of term loans, exposures to borrowers engaged in start-up projects and those posing special risks as a result of company or industry difficulties or otherwise, are generally subject to more frequent reviews. These reviews are undertaken by the loan officers responsible for the customer and are monitored by the Group's Risk Management Division. Credit reviews include consideration of the customer's historical and projected business performance, balance sheet strength and cash flow generation capability, as well as relevant industry trends. These matters are considered in relation to the size, structure and maturity of the Bank's exposure to its client, in conjunction with the nature of any security held. When the Bank determines, as a result of this process, that a borrower poses a risk, it takes appropriate action to limit its exposure as well as to downgrade all outstanding facilities of the borrower. For example, the Bank may increase its collateral level, reset the interest rate at a higher level or decrease its facility line. In addition, credit officers responsible for the customer will intensify the monitoring of its other exposures. When the review process results in the migration of the facility into a higher risk class, either the outstanding facility is restructured or future lending and renewals of existing lines are rejected. With respect to the facility risk rating categorization, a coefficient Expected Loss analysis is applied to all commercial and corporate loans and its results are taken into consideration during the formulation of the Bank's provisioning policy.

Since the beginning of the year, the Bank has implemented and currently enforces both Obligor limits and Sector limits. These are based on relative risk analyses of the existing commercial portfolio and are reviewed annually. Trends in the loan portfolio, including business development, asset quality and provisions for bad and doubtful debts, are reported regularly to the Board of Directors. The Bank also maintains an internal watch list of commercial loans, whose principal and interest payments are in arrears for up to three months, and have not yet been classified as non-performing loans. Credit officers responsible for customers on this watch list must take action in order to prevent the relevant loans from becoming non-performing and must report monthly on their progress.

With respect to mortgage loans, the underwriting process is centralised under the Mortgage Credit Division. All mortgage applications are rated using a bespoke application scorecard. Centralised underwriting ensures segregation of duties and uniform enforcement of underwriting standards. Loan security is typically in the form of a Mortgage Pre-notation on a property for 120% of the loan amount. Maximum loan amount usually does not exceed the 75% of the market value, but this may infrequently evolve up to 100% according to various factors and specific circumstances, which deal with the applicant's credit profile, type of ownership, location of the asset, type of the financed property etc.

For Personal Loans and Credit cards, the credit approval process is carried out through the use of bespoke credit scorecards. The Group Risk Management Division carries out among other reports, vintage analyses by period of disbursement, issuing channel, and product type for various delinquency definitions, thus continuously ensuring strict monitoring of the scorecards' efficiency and separation power. Exposures are pooled by application score and delinquency bucket to produce estimates of default probabilities.

The credit granting processes and procedures are centralised. The rational behind this organizational structure is three-fold:

- To ensure correct application of credit policy
- To effectively channel the applications through the business pipeline, thus speeding up the decision making process, while ensuring accuracy and consistency
- To effectively monitor the client information input process

Finally, through the development of portfolio models, Risk Management is able to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments.

The recently established Retail Banking Collection Division carries the responsibility of monitoring and collecting past due amounts of the entire retail portfolio. The Division's objectives are mainly focused on reducing loan portfolio delinquency rates, facilitating early awareness of defaulted loans, ensuring proactive remedial management of defaulted loans and reducing costs, minimizing losses and increasing the retail business portfolio overall profitability.

Geographical concentration of the Bank's loan portfolio and credit commitments is summarised in the following table.

Geographical concentration of loan portfolio (net) and credit commitments

	Loan portfolio				Credit commitments			
	31.12.2006		**31.12.2005**		**31.12.2006**		**31.12.2005**	
Greece....................................	30.903.830	94,4%	25.665.317	94,4%	17.096.186	99,6%	12.953.650	98,6%
SE Europe..............................	304.228	0,9%	266.854	1,0%	24.881	0,2%	41.472	0,3%
Rest of the World.................	1.547.240	4,7%	1.246.544	4,6%	37.482	0,2%	145.874	1,1%
Total.......................................	**32.755.298**		**27.178.715**		**17.158.549**		**13.140.996**	

4.2 Market Risk

The Bank takes on exposure to market risk. Market risk is the risk of loss attributed to adverse changes in the market value and the liquidity level of the Bank's portfolio due to unfavourable movements in interest rates, foreign exchange rates and equity prices / indices.

Since 2003, the Bank applies the "Value at Risk - (VaR)" model, in order to estimate the worst expected loss for 1-day holding period and a confidence interval of 99%. The Bank currently implements the VaR model taking into account the positions of both trading and available for sale (AFS) portfolios, through the most advanced software developed by the company Algorithmics. It should be noted that the Bank of Greece, as well as internal and external advisors, have certified the aforementioned methodology.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined upon the worldwide best practices; they refer not only to specific types of market risk - such as interest rate risk, foreign exchange risk and equity risk - but also to the overall market risk of the Bank' s trading and available for sale portfolios. In 2006, the Total VaR estimate (with 1-day holding period and 99% confidence interval) of the Bank's portfolio varied from €1.5 million to €10.6 million, with an average estimate of €5 million.

The Bank conducts a back-testing program on the positions of the trading portfolio on a daily basis, in order to evaluate and assess the accuracy of the VaR model. Back-testing compares the one-day VaR calculated by the internal model, with the change in the value of the portfolio due to the actual movements of the relevant risk factors. During 2006, there were only 3 cases out of 251 days where the actual change in the value of the portfolio exceeded the VaR estimates. Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis, on both the trading and the available for sale portfolios, based on specific scenarios. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.

4.3 Interest Rate Risk

For 2006, interest rate risk remained the most significant risk to which the Bank was exposed, due to the worldwide fluctuations of interest rates. The principal source of interest rate risk exposure arises from the Bank's bond portfolio, which mainly consists of Greek government bonds, for which the Bank is the principal market maker, in both the primary and the secondary markets. Its relatively large inventory facilitates its market-making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds.

As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds, which is characterised by moderate moves resulting in lower volatility. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates.

The Bank is also active in the interbank deposit market.

Interest sensitivity of Bank's assets and liabilities is summarised as follows:

At 31 December 2006

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Cash and balances with central banks......	1.280.268	9.156	-	-	-	745.040	**2.034.464**
Treasury bills and other eligible bills.......	68.502	5.386	111.444	-	-	-	**185.332**
Due from banks(net)........................	2.508.136	1.085.913	578.572	296.645	-	70.657	**4.539.923**
Financial assets at fair value through P&L	329.482	75.041	7.017.501	2.868.295	1.956.524	36.782	**12.283.625**
Loans and advances to customers (net)....	19.592.852	2.617.650	6.167.364	2.683.045	1.436.025	258.362	**32.755.298**
Investment securities - available for sale*	53.972	95.889	475.101	612.027	423.916	4.792.473	**6.453.378**
- held to maturity...	-	85.000	18.400	2.280	-	-	**105.680**
Other assets..................................	450.735	5.389	7.768	684	-	2.483.886	**2.948.462**
Total assets..................................	**24.283.947**	**3.979.424**	**14.376.150**	**6.462.976**	**3.816.465**	**8.387.200**	**61.306.162**
LIABILITIES							
Due to banks................................	4.698.894	777.086	376.058	1.484	9.565	8.376	**5.871.463**
Due to customers...........................	38.129.672	2.898.096	2.878.375	184.372	72.975	401.174	**44.564.664**
Debt securities in issue & other borrowed funds........................	350.000	1.116.948	486.674	-	558.452	-	**2.512.074**
Other liabilities..............................	83.418	31.469	2.173	1.752	-	2.120.601	**2.239.413**
Total liabilities..............................	**43.261.984**	**4.823.599**	**3.743.280**	**187.608**	**640.992**	**2.530.151**	**55.187.614**
Total interest sensitivity gap................	**(18.978.037)**	**(844.175)**	**10.632.870**	**6.275.368**	**3.175.473**	**5.857.049**	**6.118.548**

**amounts include investments in subsidiaries*

At 31 December 2005

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Cash and balances with central banks......	1.286.430	1.384	-	-	5.474	554.935	**1.848.223**
Treasury bills and other eligible bills......	17.400	5.278	63.400	-	-	-	**86.078**
Due from banks..............................	1.325.326	987.613	1.313.508	305.142	-	211.034	**4.142.623**
Financial assets at fair value through P&L	363.294	315.786	6.826.281	3.878.158	1.806.220	219.924	**13.409.663**
Loans and advances to customers (net)....	16.313.454	2.027.002	6.321.864	1.292.484	1.092.775	131.136	**27.178.715**
Investment securities - available for sale*	49.064	211.253	404.759	370.717	779.975	1.735.984	**3.551.752**
- held to maturity...	8.661	-	35.120	-	-	-	**43.781**
Other assets..................................	1.063.676	302	4.809	830	-	1.929.002	**2.998.619**
Assets held for sale..........................	-	-	-	-	-	19.476	**19.476**
Total assets..................................	**20.427.305**	**3.548.618**	**14.969.741**	**5.847.331**	**3.684.444**	**4.801.491**	**53.278.930**
LIABILITIES							
Due to banks..................................	3.866.717	902.086	186.106	16.386	9.243	5.882	**4.986.420**
Due to customers..............................	36.423.742	1.959.507	2.177.757	192.203	1.567	305.424	**41.060.200**
Debt securities in issue & other borrowed funds.........................	350.000	988.444	685.607	-	-	-	**2.024.051**
Other liabilities..............................	732.787	24.747	3.171	-	30	1.475.035	**2.235.770**
Total liabilities..............................	**41.373.246**	**3.874.784**	**3.052.641**	**208.589**	**10.840**	**1.786.341**	**50.306.441**
Total interest sensitivity gap....................	(20.945.941)	(326.166)	11.917.100	5.638.742	3.673.604	3.015.150	2.972.489

**amounts include investments in subsidiaries*

4.4 Liquidity risk

Liquidity risk is defined as the risk of a financial institution not to be able to meet its obligations as they become due, because of lack of the required liquidity.

The Bank's principal sources of liquidity are its deposit base and, to a lesser extent, interbank borrowings. The Bank operates a network of 567 branches in Greece, and its domestic customer deposit base accounts for 30% of the Greek deposit market (savings and sight accounts) as of 31 December 2006. This provides the Bank with sufficient euro and foreign currency liquidity to fund its operations and treasury positions. The Bank also derives liquidity from the results of its operations and disposals of securities and other assets. In recent years, the Bank has generally been in a position of excess liquidity due to its large domestic deposit base. Deposits have funded the securities portfolio, loans to customers and reserve balances held at the central bank. Although the Bank was required to deposit a high proportion of foreign currency with the central bank pursuant to reserve requirements, the Bank was able to fund foreign currency assets, including foreign currency loans to domestic customers, through its foreign currency deposit base. The Bank participates in the interbank deposit market (denominated in euro and all major currencies) and enters into foreign exchange forward transactions with maturities up to a year. The net open positions carried are small and largely offset against the deposit base in the respective currency.

Liquidity risk management seeks to ensure that, even under adverse conditions, the Bank has access to the funds necessary to cover customer needs, maturing liabilities and the capital requirements of the Bank's operations. Liquidity risk arises in the general funding of the Bank's financing, trading and investment activities and in the management of positions. This risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

The table below analyses the Bank's assets and liabilities into relevant maturity groupings according to the remaining period at balance sheet date to the contractual maturity date.

At 31 December 2006

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
Cash and balances with central banks.......	2.026.833	1.531	-	-	6.100	**2.034.464**
Treasury bills and other eligible bills........	68.501	5.386	111.445	-	-	**185.332**
Due from banks(net)...........................	2.578.208	1.086.275	578.582	296.858	-	**4.539.923**
Financial assets at fair value through P&L	30.456	27.557	59.853	3.383.592	8.782.167	**12.283.625**
Derivative financial instruments.............	21.165	35.069	11.512	42.867	94.077	**204.690**
Loans and advances to customers (net)......	2.439.922	2.078.184	6.447.397	9.489.321	12.300.474	**32.755.298**
Investment securities - available for sale*	-	82.013	96.266	630.206	5.644.893	**6.453.378**
- held to maturity....	-	-	-	5.680	100.000	**105.680**
Other assets.....................................	313.715	746.293	228.894	3.694	1.451.176	**2.743.772**
Total assets....................................	**7.478.800**	**4.062.308**	**7.533.949**	**13.852.218**	**28.378.887**	**61.306.162**
LIABILITIES						
Due to banks....................................	4.559.111	776.451	416.121	110.215	9.565	**5.871.463**
Derivative financial instruments.............	92.660	10.973	5.640	33.049	202.365	**344.687**
Due to customers...............................	38.606.396	2.802.623	2.866.007	219.048	70.590	**44.564.664**
Debt securities in issue & Other borrowed funds.........................	-	-	750.000	-	1.762.074	**2.512.074**
Other liabilities.................................	154.655	980.432	682.393	2.161	75.085	**1.894.726**
Total liabilities................................	**43.412.822**	**4.570.479**	**4.720.161**	**364.473**	**2.119.679**	**55.187.614**
Net liquidity gap..............................	**(35.934.022)**	**(508.171)**	**2.813.788**	**13.487.745**	**26.259.208**	**6.118.548**

**amounts include investments in subsidiaries*

At 31 December 2005

ASSETS	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total
Cash and balances with central banks.......	1.841.231	1.384	-	-	5.608	**1.848.223**
Treasury bills and other eligible bills........	17.400	5.277	63.401	-	-	**86.078**
Due from banks(net)...........................	1.529.315	986.262	1.315.285	311.761	-	**4.142.623**
Financial assets at fair value through P&L	202.006	74.881	623.703	4.362.047	8.147.026	**13.409.663**
Derivative financial instruments.............	49.541	6.992	31.595	39.971	155.401	**283.500**
Loans and advances to customers (net)......	2.410.687	1.861.336	5.032.615	8.229.047	9.645.030	**27.178.715**
Investment securities - available for sale*	45.352	50.099	85.177	425.695	2.945.429	**3.551.752**
- held to maturity...	-	-	20.869	10.912	12.000	**43.781**
Other assets.....................................	1.031.278	140.027	19.066	1.777	1.522.971	**2.715.119**
Assets held for sale............................	-	-	-	-	19.476	**19.476**
Total assets....................................	**7.126.810**	**3.126.258**	**7.191.711**	**13.381.210**	**22.452.941**	**53.278.930**
LIABILITIES						
Due to banks....................................	3.750.557	881.268	273.925	71.376	9.294	**4.986.420**
Derivative financial instruments.............	29.718	9.931	31.081	52.426	180.266	**303.422**
Due to customers...............................	36.778.946	1.878.649	2.174.391	226.319	1.895	**41.060.200**
Debt securities in issue & Other borrowed funds.........................	-	-	-	750.000	1.274.051	**2.024.051**
Other liabilities.................................	514.282	1.181.310	145.256	2.140	89.360	**1.932.348**
Total liabilities................................	**41.073.503**	**3.951.158**	**2.624.653**	**1.102.261**	**1.554.866**	**50.306.441**
Net liquidity gap	**(33.946.693)**	**(824.900)**	**4.567.058**	**12.278.949**	**20.898.075**	**2.972.489**

**amounts include investments in subsidiaries*

4.5 Foreign exchange risk

The Bank trades in all major currencies holding mainly short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international clientele.

The Bank's strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank's structural open foreign exchange position is limited to the capital contributed to the overseas operations (branches & subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk associated with overseas operations is relatively low.

The Bank files standard foreign exchange position reports on a regular basis, which enables the Central Bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Bank's Risk Management Council and monitored by the Internal Audit Division. The Bank's exposure to foreign exchange risk is as follows:

At 31 December 2006

ASSETS	EURO	USD	GBP	JPY	CHF	Other	Total
Cash and balances with central banks...	2.002.244	9.909	1.335	154	549	20.273	**2.034.464**
Treasury bills and other eligible bills....	168.652	-	-	-	-	16.680	**185.332**
Due from banks (net)......................	3.198.319	138.257	165.784	10.978	35.223	991.362	**4.539.923**
Financial assets at FV through P&L.....	12.103.771	36.445	-	138.110	-	5.299	**12.283.625**
Derivative financial instruments.........	168.939	17.680	1.828	52	288	15.903	**204.690**
Loans and advances to customers (net)	31.229.317	1.109.242	236.589	10.704	119.314	50.132	**32.755.298**
Investmentsecurities-available for sale*	5.935.560	231.197	141.335	98.156	-	47.130	**6.453.378**
- held to maturity	103.400	-	-	-	-	2.280	**105.680**
Investment property........................	-	-	-	-	-	186	**186**
Investments in associates.................	237.836	-	-	-	-	-	**237.836**
Other intangible assets.....................	39.236	1.784	4.804	-	-	3.438	**49.262**
Property & equipment.....................	1.084.384	906	2	-	-	6.639	**1.091.931**
Other assets.................................	1.095.526	96.856	131.557	34.307	2.778	3.533	**1.364.557**
Total assets....................................	**57.367.184**	**1.642.276**	**683.234**	**292.461**	**158.152**	**1.162.855**	**61.306.162**
LIABILITIES							
Due to banks................................	5.156.055	603.886	46.078	344	7.166	57.934	**5.871.463**
Derivative financial instruments.........	268.868	33.936	4.482	35.697	1.202	502	**344.687**
Due to customers...........................	39.182.100	3.424.482	433.548	428.894	30.002	1.065.638	**44.564.664**
Debt securities in issue & Other borrowed funds.....................	1.640.461	130.154	558.451	183.008	-	-	**2.512.074**
Other liabilities............................	646.055	87.332	35.778	58.363	10.804	996.850	**1.835.182**
Retirement benefit obligations...........	59.544	-	-	-	-	-	**59.544**
Total liabilities	**46.953.083**	**4.279.790**	**1.078.337**	**706.306**	**49.174**	**2.120.924**	**55.187.614**
Net on balance sheet position...........	**10.414.101**	**(2.637.514)**	**(395.103)**	**(413.845)**	**108.978**	**(958.069)**	**6.118.548**

**amounts include investments in subsidiaries*

At 31 December 2005

ASSETS	EURO	USD	GBP	JPY	CHF	Other	Total
Cash and balances with central banks.....	1.818.888	15.348	1.688	138	450	11.711	**1.848.223**
Treasury bills and other eligible bills......	68.052	-	-	-	-	18.026	**86.078**
Due from banks (net)........................	3.470.728	442.162	92.572	6.158	47.060	83.943	**4.142.623**
Financial assets at FV through P&L.......	13.311.039	91.617	-	-	-	7.007	**13.409.663**
Derivative financial instruments...........	220.443	51.392	487	4.325	2.332	4.521	**283.500**
Loans and advances to customers (net)...	25.869.232	949.236	179.499	16.532	117.200	47.016	**27.178.715**
Investment securities - available for sale*	2.749.141	353.370	131.553	268.580	-	49.108	**3.551.752**
- held to maturity	40.968	-	-	-	-	2.813	**43.781**
Investment property..........................	-	165	-	-	-	251	**416**
Investments in associates...................	278.025	-	-	-	-	-	**278.025**
Goodwill & other intangible assets........	28.907	2.246	237	-	-	2.488	**33.878**
Property & equipment.......................	1.114.910	2	24.135	-	-	3.691	**1.142.738**
Other assets...................................	989.124	107.055	125.333	34.511	572	3.467	**1.260.062**
Assets held for sale...........................	-	-	-	-	-	19.476	**19.476**
Total assets..	**49.959.457**	**2.012.593**	**555.504**	**330.244**	**167.614**	**253.518**	**53.278.930**

LIABILITIES	EURO	USD	GBP	JPY	CHF	Other	Total
Due to banks..................................	4.546.214	304.074	70.846	130	7.050	58.106	**4.986.420**
Derivative financial instruments............	178.082	68.628	1.777	53.299	258	1.378	**303.422**
Due to customers.............................	35.487.466	3.632.987	387.927	371.264	39.163	1.141.393	**41.060.200**
Debt securities in issue & Other borrowed funds......................	1.663.154	144.914	-	215.983	-	-	**2.024.051**
Other liabilities	1.647.986	94.479	13.563	51.808	2.465	59.191	**1.869.492**
Retirement benefit obligations.............	62.856	-	-	-	-	-	**62.856**
Total liabilities....................................	**43.585.758**	**4.245.082**	**474.113**	**692.484**	**48.936**	**1.260.068**	**50.306.441**
Net on balance sheet position	**6.373.699**	**(2.232.489)**	**81.391**	**(362.240)**	**118.678**	**(1.006.550)**	**2.972.489**

**amounts include investments in subsidiaries*

4.6 Fair values of financial assets and liabilities

Management uses its best judgment in estimating the fair value of the Bank's unlisted financial instruments (OTC), however, there are inherent weaknesses in any estimation technique. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Bank's disclosures and those of other companies may not be meaningful.

	31 December 2006		31 December 2005	
Financial assets	Carrying amount	Fair value	Carrying amount	Fair value
Cash and balances with central banks	2.034.464	2.034.464	1.848.223	1.848.223
Due from banks	4.539.923	4.538.031	4.142.623	4.137.762
Loans and advances to customers (net)	32.755.298	33.872.403	27.178.715	27.835.917
Investment securities - held to maturity	105.680	105.680	43.781	43.781

Financial liabilities	Carrying amount	Fair value	Carrying amount	Fair value
Due to banks	5.871.463	5.863.671	4.986.420	4.988.785
Due to customers	44.564.664	44.506.558	41.060.200	41.056.289
Other borrowed funds	2.512.074	2.535.638	2.024.051	2.024.051

4.7 *Capital adequacy and Credit ratings*

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

Capital:	**31.12.2006**	**31.12.2005**
Upper Tier I capital	5.618	2.560
Deductions	(49)	(34)
Tier I capital	**5.569**	**2.526**
Upper Tier II capital	1.575	1.089
Lower Tier II capital	933	966
Deductions	(6)	(6)
Total capital	**8.071**	**4.575**
Risk weighted assets:		
On Balance sheet (investment book)	31.914	24.339
Off Balance sheet (investment book)	2.049	1.868
Trading portfolio	950	999
Total risk weighted assets	**34.913**	**27.206**
Ratios:		
Tier I	**15,9%**	**9,3%**
Total BIS	**23,1%**	**16,8%**

As at 31 December 2006, in accordance with the rules of Bank of Greece (BoG) the capital base of the NBG Bank was €8.071 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €5.278 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody's Investors Service Limited (referred to below as "Moody's"), Standard and Poor's Rating Services (referred to below as 'Standard and Poor's"), Fitch Ratings Ltd. (referred to below as "Fitch") and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	**Long term**	**Short term**	**Financial strength/ individual**	**Outlook**
Moody's	A2	P-1	C	Stable
Standard & Poor's	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

NOTE 5: Segment reporting

The Bank manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

International

The Bank's international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Bank offers shipping finance, investment banking and brokerage services through certain of its foreign branches.

Other

Includes proprietary real estate management as well as unallocated income and expense of the Bank (interest expense of subordinate debt, loans to NBG personnel etc).

Breakdown by business segment

€ 000s , unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	International	Other	Total
From 01.01.2006 to 31.12.2006						
Net interest income.	1.348.093	209.596	189.666	(42.589)	(142.876)	**1.561.890**
Net fee & commission income	132.629	57.232	69.653	784	(457)	**259.841**
Other operating income	76.856	(23.927)	125.173	41.412	69.188	**288.702**
Total operating income	**1.557.578**	**242.901**	**384.492**	**(393)**	**(74.145)**	**2.110.433**
Direct costs	(525.778)	(34.958)	(35.577)	(34.382)	(87.268)	**(717.963)**
Allocated costs & provisions	(458.249)	(63.122)	(17.241)	(8.525)	(5.265)	**(552.402)**
Profit before tax	**573.551**	**144.821**	**331.674**	**(43.300)**	**(166.678)**	**840.068**
Taxes.	(166.330)	(41.998)	(73.565)	12.557	12.926	**(256.410)**
Profit for the period	**407.221**	**102.823**	**258.109**	**(30.743)**	**(153.752)**	**583.658**
Segment assets (in €million)	22.277.006	11.497.906	18.809.747	3.990.811	4.730.692	**61.306.162**
Segment liabilities (in €million)	41.262.625	515.002	6.455.718	1.629.830	5.324.439	**55.187.614**
Other Segment items						
Depreciation & amortisation expenses	(16.985)	(830)	(2.295)	(2.626)	(42.300)	**(65.036)**
Provision for loans impairment & advances	(209.487)	(29.455)	-	(1.798)	4.753	**(235.987)**
From 01.01.2005 to 31.12.2005						
Net interest income	1.138.516	200.848	169.361	(1.480)	(171.471)	**1.335.774**
Net fee & commission income	132.193	51.844	52.083	2.299	2.554	**240.973**
Other operating income	53.526	(24.535)	94.208	7.213	61.827	**192.239**
Total operating income	**1.324.235**	**228.157**	**315.652**	**8.032**	**(107.090)**	**1.768.986**
Direct costs	(508.389)	(34.306)	(36.876)	(31.693)	(30.708)	**(641.972)**
Allocated costs & provisions	(402.711)	(55.989)	(19.885)	(10.413)	(15.149)	**(504.147)**
Profit before tax	**413.135**	**137.862**	**258.891**	**(34.074)**	**(152.947)**	**622.867**
Taxes.	(132.203)	(44.116)	(54.317)	10.904	71.179	**(148.553)**
Profit for the period	**280.932**	**93.746**	**204.574**	**(23.170)**	**(81.768)**	**474.314**
Segment assets (in €million)	19.151.373	9.912.008	18.591.372	857.720	4.766.457	**53.278.930**
Segment liabilities (in €million)	37.981.296	647.737	6.383.182	1.098.433	4.195.793	**50.306.441**
Other Segment items						
Depreciation & amortisation expenses	(20.064)	(1.037)	(3.707)	(2.999)	(44.339)	**(72.146)**
Provision for loans impairment & advances	(164.262)	(21.245)	-	(686)	(5.228)	**(191.421)**

NOTE 6: Net interest income	31.12.2006	31.12.2005
Interest earned on:		
Amounts due from banks	400.779	302.342
Securities	540.802	345.087
Loans and advances to customers	1.701.422	1.496.921
Other interest earning assets	10.225	9.621
Interest and similar income	**2.653.228**	**2.153.971**
Interest payable on:		
Amounts due to banks	(316.635)	(240.621)
Amounts due to customers	(665.573)	(491.907)
Other borrowed funds	(94.792)	(83.242)
Other interest paying liabilities	(14.338)	(2.427)
Interest expense and similar charges	**(1.091.338)**	**(818.197)**
Net interest income	**1.561.890**	**1.335.774**

NOTE 7: Net fee and commission income	31.12.2006	31.12.2005
Custody, brokerage & investment banking	23.450	24.473
Retail lending fees	23.934	24.430
Corporate lending fees	77.334	69.202
Banking fees & similar charges	97.511	101.504
Fund management fees	37.612	21.364
Net fee & commission income	**259.841**	**240.973**

NOTE 8: Dividend income	31.12.2006	31.12.2005
Trading securities	1.595	5.329
Available for sale securities	3.601	3.626
NBG Group securities	19.244	28.585
Other securities	20.444	9.915
Total	**44.884**	**47.455**

NOTE 9: Net trading income	31.12.2006	31.12.2005
Foreign exchange	22.325	10.373
Interest rate instruments	(40.164)	(49.175)
Equity securities	77.391	49.837
Total	**59.552**	**11.035**

NOTE 10: Other operating income	31.12.2006	31.12.2005
Real estate rentals	6.335	6.443
Real estate gains	62.903	16.968
Other income	13.990	7.649
Other operating income	**83.228**	**31.060**

NOTE 11: Personnel expenses

	31.12.2006	31.12.2005
Wages and Salaries	437.010	415.431
Bonuses and other compensation expenses	27.564	34.916
Social security costs & defined contribution plans	192.920	186.485
Pension costs: defined benefit plans (Note 12)	1.550	5.106
Share based payment transaction	6.383	-
Other staff related benefits	64.404	15.702
Total	**729.831**	**657.640**

The average number of employees employed by the Bank during the period ended 31 December 2006 was 13.557 (2005:13.743).

Bonuses to employees are accrued for in the period the related service is provided.

Share based payments

On 22 June 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expires in 2010. The Bank's BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 3,5 million. The strike price shall be within the range of € 5 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option program was approved for the Bank's executive members of the Board of Directors, managers and employees of the Bank and its affiliates. The program provided that a maximum number of 3,5 million new ordinary shares should be issued at a price floating within a range of a minimum price which is the nominal value of € 5 per share to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised for the first time. The stock option program expires in 2011. No options have yet been issued under this program.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under the first program. The exercise price was set at €23,8 per share. The vesting conditions are as follows:

- 15% of the options: None, vest immediately
- 35% of the options: after 1 year
- 50% of the options: after 2 years

The vested options are exercisable between 6 and 15 December for 2006 and between 1 and 10 December for each subsequent year until 2010. After that date the unexercised options are cancelled. The options are forfeited if the employee leaves the Bank before the options vest.

Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised. The balance of 138.850 vested share options remains exercisable at 31 December 2006.

Details of the share options outstanding during the year are as follows:

Stock Options	**2006** Number of share options
Outstanding at 1 January	-
Granted during the year	2.992.620
Exercised during the year	(310.043)
Outstanding at 31 December	**2.682.577**
Vested but not exercised at 31 December	138.850

The exercised price per option was € 23,8 and the remaining contractual life is 4 years.

The estimated fair value of the options granted is € 10,91for each option. This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model inputs	2006
Share price(average price December 2006)	€34,62
Exercise price	€23,80
Exercise period(years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank's share price over the last 24 months and the expected future volatility.

According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods will affect income statement on a pro-rata basis. The total expense recognised during the period amounted to € 6.383.

NOTE 12: Retirement benefit obligations

I. Defined Contribution Plans

Pension Plan

The Bank's employees' Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,5% of the employee's salary, for employees who joined any social security fund prior to 01.01.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee's salary, for employees insured by any social security fund prior to 01.01.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

Auxiliary Pension Plan

The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Employees contribute at a rate of 3,5% of their salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees' salaries. Employees' contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees' families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total benefits paid for defined contribution plans for 2006 and 2005 amount to €160 and €149,4 million

II. Plans that the Bank does not contribute to

Personnel Self-Insurance Plan

The Bank does not pay contributions to the aforementioned plan. National Bank of Greece has granted a loan to the plan, the outstanding balance of which as at 31 December 2006 was €63,4 million (2005: €68 million) maturing in 2020, bearing interest at three-month Euribor and fully collateralised.

III. Defined Benefit Plans

The Bank sponsors a Youth account benefit plan under which children of current and former employee . The benefit is 25% of 1,65 of the parents' basic monthly pay for every year of contributory service. Bank defined benefit plans also include a supplementary pension plan and termination indemnity liabilities for employees of former NBG Real Estate, witch merged with NBG during 2005.

Net periodic costs for these defined benefit plans sponsored by the Bank include the following components, which are recognised in the income statement for the periods ended:

	31.12.2006	31.12.2005
Current service cost	3.276	3.565
Interest cost on obligation	5.961	6.267
Expected return on plan assets	(6.662)	(4.726)
Amortisation of unrecognised actuarial gains	(1.025)	-
Pension costs – defined benefit plans	**1.550**	**5.106**

The cumulative funding status recognised in the balance sheet is reconciled below:

	31.12.2006	31.12.2005	31.12.2004	01.01.2004
Present value of funded obligations	157.922	141.277	98.994	92.464
Fair value of plan assets	(106.095)	(101.678)	(64.597)	(51.720)
	51.827	**39.599**	**34.397**	**40.744**
Present value of unfunded obligations	3.594	3.142	-	-
Unrecognised actuarial gains	4.123	20.115	6.570	-
Net Liability in balance sheet	**59.544**	**62.856**	**40.967**	**40.744**

Movement in net liability:

	2006	2005
Net liability at the beginning of the period	62.856	40.967
Merger of subsidiaries	-	21.811
Actual contributions paid by the Bank	(4.767)	(4.615)
Benefits paid directly	(95)	(413)
Total expense recognised in the income statement	1.550	5.106
Net liability in balance sheet	**59.544**	**62.856**

The contribution expected to be paid by the Bank to funded plans in 2007 is approximately €4,8 million.

Reconciliation of defined benefit obligation:

	2006	2005
Defined benefit obligation at the beginning of the period	144.419	98.994
Merger of subsidiaries	-	30.871
Current service cost	3.276	3.565
Interest cost on obligation	5.961	6.267
Employee contributions	4.399	4.664
Benefits paid from the Fund	(12.940)	(12.446)
Benefits paid directly by the Bank/merged subsidiaries	(95)	(413)
Actuarial loss	16.496	12.917
Defined benefit obligation at end of period	**161.516**	**144.419**

Reconciliation of plan assets:

	2006	2005
Market value at the beginning of the period	101.678	64.597
Merger of subsidiaries	-	8.345
Expected return on plan assets	6.662	4.726
Company contributions	4.767	4.615
Employee contributions	4.399	4.664
Fund Benefits	(12.940)	(12.446)
Actuarial gain	1.529	27.177
Fair value of plan assets at end of period	**106.095**	**101.678**

The actual return on plan assets for the year ended 31 December 2006 was €8.190 (2005: €31.904).

The weighted average assumptions used to determine the net periodic pension costs are:

	2006	2005
Discount rate	4,50%	4,25%
Expected return on plan assets	8,00%	6,50%
Rate of compensation increase	4,50%	4,00%
Pension increase	2,50%	2,50%

To set the expected long-term rate of return assumptions the Bank, in consultation with its advisors, uses forward-looking assumptions in the context of historical returns and volatilities of each class as well as correlation among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

The allocation of plan assets is as follows:

	2006	2005
Equity securities	97%	89%
Real estate.	3%	3%
Cash and cash equivalents	-	8%

Equity securities include common stock of the Bank in the amount of €103,2 million, 97,3% of total plan assets (2005: €90,6 million-89,1%).

NOTE 13: General & administrative expenses & other provisions	31.12.2006	31.12.2005
Duties and taxes	28.791	26.344
Utilities and rentals	99.933	109.322
Other administrative expenses & other provisions	92.145	76.999
Total	**220.869**	**212.665**

NOTE 14: Depreciation & amortisation expenses	31.12.2006	31.12.2005
Investment property	14	17
Intangible assets (Note 25)	9.699	13.056
Property & equipment (Note 26)	55.323	59.073
Total	**65.036**	**72.146**

NOTE 15: Other operating expenses	31.12.2006	31.12.2005
Loss from disposal of fixed assets	2.178	2.702
Maintenance and other related expenses	11.232	6.235
Other	5.232	3.310
Total	**18.642**	**12.247**

NOTE 16: Tax expense	31.12.2006	31.12.2005
Current tax	138.576	122.317
Taxation of non taxed reserves (Law 3513/06)	100.607	-
Deferred tax(Note 27)	12.991	10.145
Other taxes.	4.236	16.091
Total	**256.410**	**148.553**

Profit before tax	**840.068**	**622.867**
Tax calculated based on the current tax rate of 29% (2005: 32%)	(243.620)	(199.317)
Effect of tax rate reduction (5%) due to merger activity	42.004	31.143
Income not subject to taxation	70.225	45.424
Expenses non-deductible for tax purposes	(41.001)	(5.101)
Taxation of non-taxed reserves (Law 3513/06)	(100.607)	-
Other tax differences	16.589	(20.702)
Tax expense	**(256.410)**	**(148.553)**
Effective tax rate for the period	30,5%	23,8%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank's statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company. Further more the 24% tax rate is reduced due to the ratio of the non taxed and special taxed revenues to taxable income of the Bank.

On 22 November 2006 a new tax law (Law 3513/2006) was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and presented in the Financial Statements for the year-ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, were subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves. The bank paid € 100,6 million tax on €672 million non-taxed and specially taxed reserves. These reserves can be distributed or capitalized without any further tax.

NOTE 17: Earnings per share	**31.12.2006**	**31.12.2005**
Net profit attributable to equity holders	583.658	474.314
Weighted average number of ordinary shares outstanding	418.620.222	357.066.889
Potential dilutive ordinary shares under stock options	77.942	-
Weighted average number of ordinary shares for dilutive EPS	418.698.164	357.066.889
Earnings per share basic & Diluted	**€ 1,39**	**€1,33**
Earnings per share - Basic & Diluted excluding one-off tax on reserves	**€ 1,63**	**€ 1,33**

The weighted average number of ordinary shares outstanding has been adjusted by 5.023.534 new shares issued in relation to the National Investment Company merger and by 2.670.367 shares issued in relation to the National Real Estate merger, from May 2005 and July 2005 respectively. In addition, the weighted average number of ordinary shares has been multiplied for all periods presented by a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue (see note 34: Share capital) Basic and diluted earnings per share from are €1,39 per share (2005: €1,33 whereas previously reported at €1,42). Basic and diluted earnings per share excluding one-off tax reserve are €1,63.

The potential dilutive ordinary shares result from the Bank's share option plan. On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 11 Personnel expenses). The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 77.942 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

NOTE 18: Cash and balances with central banks	**31.12.2006**	**31.12.2005**
Cash in hand	586.693	514 513
Balances with central banks	1.447.771	1.333.710
Total	**2.034.464**	**1.848.223**

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank ("ECB"). From 1 January 2001 these deposits bear interest at the refinancing rate as set by the ECB (3,5% at 31 December 2006).

NOTE 19: Due from banks(net)	31.12.2006	31.12.2005
Sight deposits with banks	41.799	262.042
Time deposits with banks	1.996.320	1.346.163
Securities purchased under agreements to resell	2.297.367	2.352.637
Other	204.437	181.781
Total	**4.539.923**	**4.142.623**

NOTE 20: Financial assets at fair value through P & L	31.12.2006	31.12.2005
Assets at fair value through profit and loss	5.307.945	5.104.757
Trading Securities		
Government Bonds	6.570.889	7.859.537
Other public sector bonds	-	12.556
Other debt securities	369.299	216.583
Equity securities	35.492	216.230
Total	**12.283.625**	**13.409.663**

NOTE 21: Derivative financial instruments

At 31 December 2006	Contract/notional	Fair values	
	Amount	Assets	Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	22.645.408	135.602	240.149
Foreign exchange derivatives- OTC	4.955.871	33.972	96.166
Other types of derivatives –OTC	167.641	4.083	889
Interest rate derivatives - Exchange traded	7.033.685	31.033	7.483
Total.	**34.802.605**	**204.690**	**344.687**

At 31 December 2005	Contract/notional	Fair values	
	Amount	Assets	Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	24.258.944	192.003	261.495
Foreign exchange derivatives-OTC	6.083.427	56.467	25.454
Other types of derivatives-OTC	233.613	2.816	4.658
Interest rate derivatives - Exchange traded	12.695.203	32.214	11.815
Total	**43.271.187**	**283.500**	**303.422**

NOTE 22: Loans & advances to customers (net)	31.12.2006	31.12.2005
Mortgages	13.942.620	11.494.578
Consumer loans	3.314.136	2.652.424
Credit cards	1.506.360	1.468.940
Small Business lending	2.951.892	2.033.077
Retail lending	**21.715.008**	**17.649.019**
Corporate lending	11.988.023	10.450.928
Total	**33.703.031**	**28.099.947**
Less: Allowance for impairment on loans & advances to customers	(947.733)	(921.232)
Total	**32.755.298**	**27.178.715**

Movement in allowance for impairment on loans and advances:	2006	2005
Balance at 1 January	**921.232**	**935.729**
IAS 39 adjustments	-	17.106
Balance at 1 January as restated	**921.232**	**952.835**
Provision for loans impairment	235.987	191.421
Loans written off & recovered amounts	(205.673)	(228.411)
Foreign exchange differences	(3.813)	5.387
Balance at the end of the reporting period	**947.733**	**921.232**

NOTE 23: Investment securities	31.12.2006	31.12.2005
Available-for-sale investment securities:		
Greek Government bonds	981.682	865.364
Debt securities issued by other governments and public entities	299.549	303.588
Corporate bonds incorporated in Greece	105.737	206.914
Corporate bonds incorporated outside Greece	71.535	239.830
Debt securities issued by Greek financial institutions	3.000	43.546
Debt securities issued by foreign financial institutions	199.426	156.527
Debt securities	**1.660.929**	**1.815.769**
Equity securities (*)	514.072	92.482
Mutual funds units	262.488	246.255
Provision for impairment	(824)	(824)
Total available-for-sale investment securities	**2.436.665**	**2.153.682**
Held-to-maturity investment securities (at amortised cost):		
Corporate bonds incorporated in Greece	-	20.867
NBG Group bonds	105.680	22.914
Total held-to-maturity investment securities	**105.680**	**43.781**
Total investment securities	**2.542.345**	**2.197.463**

Net result from investment securities consists of:

Investment securities:		
Net gain on disposal of investments	138.416	102.689
Impairment charges on investments in associates	(37.378)	-
Total	**101.038**	**102.689**

(*) amount includes amount €356.043 ,related to the 100% of Founder Shares of Finansbank.

The movement of investment securities may be summarised as follows:

	2006	2005
Investment securities - available for sale		
Balance at 1 January	**3.571.228**	**1.868.294**
- IAS 39 first time adoption adjustments & reclassifications(*)	-	2.181.146
- Additions within the period.	4.291.272	1.522.089
- Put options on Minority Interests	354.981	-
- Disposals (sale and redemption) within the period.	(1.777.047)	(2.030.224)
- Gains / (losses) from changes in fair value	12.944	29.923
Balance at the end of the reporting period	**6.453.378**	**3.571.228**
Investment securities - held to maturity		
Balance at 1 January	**43.781**	**-**
-Additions within the period	85.000	66.265
-Redemptions within the period	(23.101)	(22.484)
Balance at the end of the reporting period	**105.680**	**43.781**

(*) Prior to adopting IAS 39, investment securities were accounted for and reported under local GAAP provisions.

NOTE 24: Investments in subsidiaries and associates and assets classified as held for sale

	Country	Interest (%)	31.12.2006	Interest (%)	31.12.2005
Investments in subsidiaries					
National Securities SA	Greece	100,00	18.170	100,00	18.170
Ethniki Kefalaiou Management of Assets & Liabilities	Greece	100,00	3.326	100,00	3.326
Diethniki Mutual Fund Management SA	Greece	81,00	11.029	81,00	11.029
National Management & Organisation Company SA	Greece	100,00	23.328	100,00	23.328
Ethniki Leasing SA	Greece	93,33	29.055	93,33	29.055
Ethniki Mutual Funds SA	Greece	100,00	1.175	100,00	1.175
NBG Balkan Fund	Cyprus	-	-	100,00	500
NBG Greek Fund Ltd	Cyprus	100,00	15.000	100,00	15.000
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Estate Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Venture Capital Management Company Ltd	*Cyprus*	*100,00*	*18*	*100,00*	*18*
NBG Bancassurance SA	Greece	99,70	300	99,70	300
The South African Bank of Athens Ltd	S. Africa	91,43	13.940	91,41	16.070
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00	39.779	100,00	40.105
NBG Management Services Ltd	Cyprus	100,00	951	100,00	959
Stopanska Bank AD (*)	Fyrom	92,25	98.737	71,19	72.010
United Bulgarian Bank Ad	Bulgaria	99,91	239.076	99,91	239.076
NBG International Ltd	UK	100,00	10.424	100,00	10.215
NBG Finance Plc	UK	100,00	74	100,00	73
Interlease AD	Bulgaria	100,00	3.834	87,50	1.086
ETEBA Bulgaria AD	Bulgaria	92,00	547	92,00	551
ETEBA Romania SA	Romania	100,00	893	100,00	919
NBG Luxembourg Holding SA	Luxembourg	94,67	71	94,67	71
NBG Luxfinance Holding SA	Luxembourg	94,67	71	94,67	71
NBG Funding Ltd	UK	100,00	10	100,00	10
Banca Romaneasca SA(*)	Romania	98,89	130.105	97,14	69.507
Ethniki General Insurance SA	Greece	76,74	379.842	76,65	379.153
Astir Palace Vouliagmenis SA	Greece	78,06	195.806	78,06	195.806
Astir Alexandroupolis SA	Greece	-	-	100,00	5.055
Grand Hotel Summer Palace SA	Greece	100,00	5.781	100,00	5.781
NBG Training Centre SA	Greece	100,00	328	98,00	115
Ethnodata SA	Greece	98,41	6.062	98,41	6.062
Kadmos SA	Greece	100,00	1.716	99,99	1.716
Dionysos SA	Greece	99,91	36.931	99,90	36.470
Ektenepol Construction Company SA	Greece	100,00	47.947	100,00	47.947
Mortgage Tourist Protypos SA	Greece	100,00	81.450	100,00	79.950
Hellenic Tourist Construction SA	Greece	77,76	20.542	77,76	19.871
Ethniki Agricultural Operations SA	Greece	100,00	16	100,00	19
NBG International Holdings BV	Holland	100,00	52.678	100,00	58.807
Eurial Leasing SRL	Romania	70,00	8.430	70,00	8.400
Finansbank SA(*)	Turkey	55,68	2.176.608	-	-
Vojvodjanska Banka A.D Novisad	Serbia	99,43	362.369	-	-
			4.016.713		**1.398.070**

(*) % of participation includes the effect of put option agreements

	Country	Interest (%)	31.12.2006	Interest (%)	31.12.2005
Investments in associates					
AGET Heracles	Greece	26,00	216.344	26,00	216.344
Phosphate Fertilisers Industries SA	Greece	24,23	-	24,23	40.189
Larko Metalourgical Company SA	Greece	36,43	4.352	36,43	4.352
SIEMENS Teleindustrial SA	Greece	30,00	9.973	30,00	9.973
Eviop Tempo SA	Greece	21,21	2.438	21,21	2.438
Banking Information Systems 'TEIRESIAS" SA	Greece	39,34	354	39,34	354
Hellenic Countrysides SA	Greece	20,23	340	20,23	340
Social Securities Fund Management SA	Greece	40,00	470	40,00	470
Klostiria Pellis	Greece	14,95	-	20,89	-
Planet Ernst &Young SA	Greece	33,18	3.565	31,72	3.565
			237.836		**278.025**
Assets classified as held for sale					
National Bank of Greece (Canada)	Canada	-	-	100,00	**19.476**

In February 2006 the Bank sold NBG Canada to Scotia Bank. The consideration received was € 51.950. The gain arising from the sale amounted to €31.917 minus the expenses arising from the sale amounted to €1.164 are reported in Income Statement in "Net result from investment securities".

NOTE 25: Intangible assets

Cost	Goodwill	Software	Other	Total
At 1 January 2005	**38**	**137.572**	**15.675**	**153.285**
Foreign exchange differences	-	123	202	**325**
Transfers	(38)	(1.026)	328	**(736)**
Additions	-	7.435	10.075	**17.510**
Disposals	-	(1.034)	-	**(1.034)**
Merged subsidiaries	-	379	-	**379**
At 31 December 2005	**-**	**143.449**	**26.280**	**169.729**
Accumulated amortisation and impairment				
At 1 January 2005	-	**(123.115)**	**(1.453)**	**(124.568)**
Foreign exchange differences	-	(108)	10	**(98)**
Transfers	-	1.128	163	**1.291**
Disposals	-	955	-	**955**
Amortisation charge for the period	-	(10.481)	(2.575)	**(13.056)**
Merged subsidiaries	-	(375)	-	**(375)**
At 31 December 2005	**-**	**(131.996)**	**(3.855)**	**(135.851)**
Net book amount at 31 December 2005	**-**	**11.453**	**22.425**	**33.878**

Cost	Goodwill	Software	Other	Total
At 1 January 2006	**-**	**143.449**	**26.280**	**169.729**
Foreign exchange differences	-	54	(4)	**50**
Transfers	-	(1.754)	121	**(1.633)**
Additions	-	8.120	17.970	**26.090**
Disposals	-	(26)	-	**(26)**
At 31 December 2006	**-**	**149.843**	**44.367**	**194.210**
Accumulated amortisation and impairment				
At 1 January 2006	-	**(131.996)**	**(3.855)**	**(135.851)**
Foreign exchange differences	-	(22)	(59)	**(81)**
Transfers	-	1.042	(385)	**657**
Disposals	-	26	-	**26**
Amortisation charge for the period	-	(5.780)	(3.919)	**(9.699)**
At 31 December 2006	**-**	**(136.730)**	**(8.218)**	**(144.948)**
Net book amount at 31 December 2006	**-**	**13.113**	**36.149**	**49.262**

The useful life of certain software has been extended of up to 10 years. The effect of change in accounting estimate on the Bank's income statement was determined to €2,2 million.

NOTE 26: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1 January 2005	**563.169**	**604.251**	**361.501**	**49.957**	**20.537**	**1.599.415**
Foreign exchange differences.	57	926	74	65	(11)	**1.111**
Merged subsidiaries	65.913	58.622	3.805	-	-	**128.340**
Transfers	(10.608)	(5.437)	284	2.300	(5)	**(13.466)**
Additions	2.141	9.178	21.497	3.850	8.570	**45.236**
Disposals and write offs	(2.631)	(5.205)	(4.041)	(519)	-	**(12.396)**
At 31 December 2005	**618.041**	**662.335**	**383.120**	**55.653**	**29.091**	**1.748.240**
Accumulated depreciation and impairment						
At 1 January 2005	-	**(221.469)**	**(281.107)**	**(35.976)**	-	**(538.552)**
Foreign exchange differences.	-	(102)	(82)	(17)	-	**(201)**
Merged subsidiaries	-	(8.950)	(3.212)	-	-	**(12.162)**
Transfers	-	49	(90)	(1.371)	-	**(1.412)**
Disposals and write offs	-	2.777	3.121	-	-	**5.898**
Charge for the period	-	(19.454)	(35.298)	(4.321)	-	**(59.073)**
At 31 December 2005	-	**(247.149)**	**(316.668)**	**(41.685)**	-	**(605.502)**
Net book amount at 31.12.2005	**618.041**	**415.186**	**66.452**	**13.968**	**29.091**	**1.142.738**
Cost						
At 1 January 2006	**618.041**	**662.335**	**383.120**	**55.653**	**29.091**	**1.748.240**
Foreign exchange differences.	-	79	236	(16)	32	**331**
Transfers	(1.805)	(916)	324	157	(152)	**(2.392)**
Additions	9	3.663	37.798	3.374	21.093	**65.937**
Disposals and write offs	(27.784)	(48.366)	(2.038)	(578)	(2.030)	**(80.796)**
At 31 December 2006	**588.461**	**616.795**	**419.440**	**58.590**	**48.034**	**1.731.320**
Accumulated depreciation and impairment						
At 1 January 2006	-	**(247.149)**	**(316.668)**	**(41.685)**	-	**(605.502)**
Foreign exchange differences.	-	(5)	(72)	15	-	**(62)**
Transfers	-	426	405	(57)	-	**774**
Disposals and write-offs	-	18.459	1.687	578	-	**20.724**
Charge for the period	-	(18.929)	(32.749)	(3.645)	-	**(55.323)**
At 31 December 2006	-	**(247.198)**	**(347.397)**	**(44.794)**	-	**(639.389)**
Net book amount at 31.12.2006	**588.461**	**369.597**	**72.043**	**13.796**	**48.034**	**1.091.931**

There is no indication of impairment of fixed assets at the balance sheet date.

NOTE 27: Deferred tax assets & liabilities

Deferred tax assets:	31.12.2006	31.12.2005
Securities and derivatives	96.961	108.036
Tangible and intangible assets	8.420	9.303
Pension and other post retirement benefits	14.058	15.120
Other temporary differences	9.720	16.300
Deferred tax assets	**129.159**	**148.759**

Deferred tax liabilities:	31.12.2006	31.12.2005
Securities and derivatives	62.121	76.575
Tangible and intangible assets	13.702	8.178
Other temporary differences	3.285	822
Deferred tax liabilities	**79.108**	**85.575**

Deferred tax charge in the income statement:	31.12.2006	31.12.2005
Securities and derivatives	3.348	1.853
Tangible and intangible assets	(5.382)	(4.962)
Loans and advances to customers	(433)	(4.619)
Pension and other post retirement benefits	(1.063)	(412)
Other temporary differences	(9.461)	(2.005)
Deferred tax charge in the income statement	**(12.991)**	**(10.145)**
Deferred tax through equity	-	**36.521**
Net deferred tax movement	**(12.991)**	**26.376**

NOTE 28: Other assets

	31.12.2006	31.12.2005
Accrued interest and commissions	406.477	508.324
Tax prepayments and other recoverable taxes	196.016	136.013
Trade receivables	12.984	12.179
Assets acquired through foreclosure proceedings	134.387	139.838
Prepaid expenses	32.085	28.135
Other	453.449	286.814
Total other assets	**1.235.398**	**1.111.303**

Other assets as at 31.12.2006 include an amount of € 83.687 relating to unsettled balances from securities transactions.

NOTE 29: Due to banks

	31.12.2006	31.12.2005
Demand deposits due to credit institutions	474.185	87.945
Time deposits due to credit institutions	284.418	284.457
Interbank deposits and amounts due to ECB	2.155.777	2.099.226
Amounts due to Central Bank	5.155	5.158
Securities sold under agreements to repurchase	2.929.419	2.479.265
Other	22.509	30.369
Total due to banks	**5.871.463**	**4.986.420**

NOTE 30: Due to customers	31.12.2006	31.12.2005
Deposits:		
Individuals	36.132.788	33.937.922
Corporate	5.534.297	4.404.633
Government and agencies	2.319.867	2.047.622
Total deposits	**43.986.952**	**40.390.177**
Securities sold to customers under agreements to repurchase	118.742	300.023
Other due to customers	458.970	370.000
Amounts due to customers	**44.564.664**	**41.060.200**

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit and loss.The accumulated loss on these deposits as of December 31, 2006 was approximately €4.143 thousand.

NOTE 31: Other borrowed funds	31.12.2006	31.12.2005
Fixed rate notes	183.007	215.983
Floating rate notes	2.329.067	1.808.068
Total	**2.512.074**	**2.024.051**

- NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a) In June 2002, € 750 million callable subordinated floating rate notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b) In June 2005, JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as a financial liability at fair value through profit and loss. The net accumulated gain on this loan is approximately €8.161 thousand in 2006.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

- NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

a) In July 2003, € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b) In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap ("CMS") Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12, 5 bps reset every six months and capped at 8,5% paid semi-annually.

c) In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap ("CMS") Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015, or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% until 16 February 2010, and thereafter determined as the difference of 10-year EUR CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

d) On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating equal to 2.08 per cent per annum above the London Interbank Offered Rate for three-month Sterling deposits. The dividends are payable annually in arrear on 8 November in each year, until 8 November 2016, following which quarterly in arrear on 8 February, 8 May, 8 August and 8 November in each year.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 32: Other liabilities	31.12.2006	31.12.2005
Accrued interest and commissions	257.934	288.218
Creditors and suppliers	220.307	173.531
Amounts due to government agencies	367.289	409.426
Other provisions	13.581	32.959
Taxes payable - other than income taxes	26.514	22.188
Accrued expenses and deferred income	62.688	30.361
Payroll related accruals	32.487	38.773
Dividends payable	12.516	12.698
Other	595.257	636.388
Total other liabilities	**1.588.573**	**1.644.542**
Current tax liabilities	167.501	139.375
Total	**1.756.074**	**1.783.917**

Other liabilities as at 31.12.2006 include an amount of € 94.543 relating to unsettled balances from securities transactions and liabilities from puttable instruments of € 361 million.

The movement of other provisions may be summarised as follows:

	2006	2005
Balance at 1 January	**32.959**	**32.263**
Foreign exchange differences	(146)	457
Provisions charged to income statement during the year	18	239
Non-utilised provisions reversed	(17.858)	-
Provisions utilised during the year	(1.392)	-
Balance 31 December	**13.581**	**32.959**

a. Legal proceedings

The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Bank.

b. Pending Tax audits

The Bank has been audited by the tax authorities up to 2004 inclusive. The tax authorities have not yet audited 2005& 2006 and accordingly tax obligations for the both year not be considered final. Additional taxes and penalties may be imposed as a result of such tax audit; although the amount cannot be determined at present, it is not expected to have material effect on Bank's net assets.

c. Capital Commitments

In the normal course of business, the Bank enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer's foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Bank. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.12.2006	31.12.2005
Commitments to extend credits	13.861.830	10.386.660
Standby letters of credit	259.746	136.915
Financial Guarantees	3.036.973	2.617.421
Total	**17.158.549**	**13.140.996**

d. Assets pledged	**31.12.2006**	**31.12.2005**
Assets pledged as collaterals	**2.082.583**	**1.517.188**

e. Operating lease commitments	**31.12.2006**	**31.12.2005**
No later than 1 year	19.200	17.609
Later than 1 year and no later than 5 years	70.801	56.570
Later than 5 years	49.300	64.215
Total	**139.301**	**138.394**

NOTE 34: Share capital, share premium and treasury shares

Share capital	No of shares	€'000s
At 1 January 2005	**331.575.511**	**1.492.090**
Merger through absorption of subsidiaries:		
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	**339.269.412**	**1.696.347**
Increase of share capital above par value	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	**475.287.219**	**2.376.436**

The total number of ordinary shares as at 31 December 2005 was 339.269.412 with a nominal value of €5 per share .The total number of ordinary shares as at 31 December 2006 was 475.287.219 with a nominal value of €5 per share.

The movement is as follows:

On 1 June 2006 the 2nd Repeat General Meeting of the Bank's shareholders approved the share capital increase of € 3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22.11 for each new share. The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development. Consequently, the Bank's share capital was increased by €678.539 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 less the share capital issue costs net of tax of € 64.064 was credited to the "share premium account".

On 21 December 2006, following the Bank's stock option program the share capital was increased by €1.550 with the issue of 310.043 shares.

Share Premium	2006	2005
At 1 January	-	**32.393**
Merger through absorption of National Investment	-	13.100
Merger through absorption of National Real Estate	-	(45.493)
Increase of share capital above par value	2.321.960	-
Share options exercised	5.829	-
Share capital issue costs (net of tax)	(64.064)	-
At 31 December	**2.263.725**	-

Treasury Shares	No of shares	€'000s
At 1 January 2005	**1.457.311**	**29.518**
Purchases of treasury shares	370.000	10.179
Sales of treasury shares	(1.792.311)	(38.612)
At 31 December 2005	**35.000**	**1.085**
Purchases of treasury shares	100.000	3.405
At 31 December 2006	**135.000**	**4.490**

The Bank's Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

NOTE 35: Reserves & Retained Earnings	31.12.2006	31.12.2005
Statutory reserve.	244.363	212.652
Available for sale securities reserve.	(6.805)	41.139
Other reserves and retained earnings	1.245.319	1.023.436
Total reserves & retained earnings	**1.482.877**	**1.277.227**

Before paying dividends, the Bank, in accordance with its Articles of Association & Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one half of the Bank's share capital.

Tax exempt reserves -amount €116 millions-until their capitalisation or distribution (untaxed reserves) are included in other reserves, and retained earnings and represent profits made on the sale of shares, property, bonds and other similar assets taxed at special rates such as interest earned on treasury bills and bonds.

Other reserves & retained earnings include an amount of €3.383 th.representing a cash flow hedging instrument used to hedge the currency risk associated with a forecast transaction denominated in TRY.

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	**2006**	**2005**
At 1 January	**41.139**	**105.153**
Net (gains) / losses from changes in fair value of AFS investments	52.598	38.675
Net result transferred to income statement	(100.542)	(102.689)
At the end of the reporting period	**(6.805)**	**41.139**

NOTE 36: Dividends per share

The Bank's Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank's shares as at the closing of the Athens Exchange session of 2 May 2006. As from 3 May 2006 the Bank's shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

The dividend proposed by the Board of Directors for 2006 is subject to the approval of the upcoming Annual Ordinary General Meeting and amounts to €1 per share.

NOTE 37: Cash and cash equivalents | **31.12.2006** | **31.12.2005**

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	31.12.2006	31.12.2005
Cash and balances with central banks	1.029.664	1.134.970
Treasury bills and other eligible bills	19.352	-
Due from banks	2.563.590	1.511.524
Total cash and cash equivalents.	**3.612.606**	**2.646.494**

NOTE 38: Related –party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding at 31 December 2006 and 31 December 2005 are presented below. Transactions with related parties were entered into during the course of business at market rates.

a. Transactions with management

The Bank entered into banking transactions with members of the Board of Directors and General Managers of the Bank, in the normal course of business. The list of the members of the Board of Directors is shown under Note 1. As of 31 December 2006,loans, deposits and letters of guarantee amounted to €2.792 thousand, €2.707 thousand and €2 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits and termination benefits amounted to €8.213 thousand. Related parties of the Bank were also granted 875.220 options under stock option program approved by the General Meeting of Shareholders on 22 June 2005 (see note 11).

b. Other related party transactions

In million	**31.12.2006**	**31.12.2005**
Loans and advances to customers	2.652	1.453
Due to customers	3.740	3.004
Letters of guarantee	83	149
Interest and commission income	103	58
Interest and commission expense	208	168

1. Acquisitions and disposals

I. In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II. In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III. On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV. On 18 August 2006, NBG acquired from FIBA Group, 46% of Finansbank ordinary shares and 100% of the Founder Shares for a consideration of USD 2.323 million and USD 451 million respectively. The sellers, FIBA Group retain a residual stake of 9,68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders' agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank's share, subject to certain performance criteria. From the Mandatory Offer which lasted from 8 January to 29 January 2007, the Bank acquired a further 43,44% holding of the share capital. Therefore, the total participation in ordinary share capital of Finansbank amounts to 89,44%.

V. On 12 September 2006, the National Bank of Greece ("NBG") and the Republic of Serbia entered into a definitive agreement for the acquisition of 99,4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99,4% of Vojvodanska's share capital. A further €25 million has also been deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodanska's fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

VI. On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to €48,7 million. The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

VII. From 11 through to 25 December 2006, the Bank via a Mandatory Tender Offer acquired 191,2 million shares of Finans Leasing, corresponding to 2,55% of its share capital and 72,3 million shares of Finans Investment Trust, corresponding to 5,3% of its share capital. The total consideration paid amounted to €4,2 million and €0,6 million respectively.

2. Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece's and National Real Estate's assets respectively, as at the merger balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank's Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank's total number of shares increased by 2.670.367 shares which, added to existing shares and raised the total number of the Bank's shares to 339.269.412.

NOTE 40: Post balance sheet events

1. Acquisitions & Disposals

From 8 January through to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 5.430 million shares of Finansbank, corresponding to 43,44% of its share capital. The total consideration paid amounted to €1.733 million. Therefore, the total participation in share capital of Finansbank amounts to 89,44%.

On 24 January 2007, the Bank and International Finance Corporation (IFC) signed an agreement by which IFC will acquire shares of Finansbank of up to 5% of its share capital after the completion of the Mandatory Tender Offer. The price per share to IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer.

From 1 February up to 14 March 2007, the Bank acquired 858.429 shares of Finansbank for the consideration of €2,6million (TRY 4,8 million).

NOTE 41: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation.

Income Statement

	31.12.2005		
	As restated	As previously reported	Reclassifications
Personnel expenses	(657.640)	(657.640)	-
General & administrative expenses & other provisions	(212.665)	(212.431)	234
Depreciation & amortisation charges	(72.146)	(72.146)	-
Other operating expenses	(12.247)	(12.481)	(234)
Total operating expenses	**(954.698)**	**(954.698)**	-

NOTE 42: Foreign Currency Rates

Following rates were used for the translation of foreign branches:

From	To	Fixed rate as at 31.12.2006	Average rate 01.01.06 to 31.12.2006
ALL	EUR	0,00807	0,00854
CYP	EUR	1,72951	1,74133
EGP	EUR	0,13157	0,14085
GBP	EUR	1,48920	1,46725
RSD	EUR	0,01266	0,01223

4. NBG and NBG Group 2006 Summary financial information

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2006

[illegible]

[illegible]

The financial data and information listed below provide a summarised view of the financial position and results of National Bank of Greece and its Group. [illegible]

Company Information

Headquarters	[illegible]
Register Numbers of S.A.	[illegible]
Supervising Prefecture	[illegible]
Date of approval of Financial Statements by BoD	March 15, 2007
Certified Public Accountant - Auditor	[illegible]
Audit Firm	[illegible]
Auditors's report	[illegible]
Issue Date of auditors's report	March 20, 2007
Website	[illegible]

Balance Sheet

	Group		Bank	
ASSETS	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Cash and balances with central banks	[illegible]	[illegible]	[illegible]	[illegible]
Treasury bills and other eligible bills	[illegible]	[illegible]	[illegible]	[illegible]
Due from banks (net)	[illegible]	[illegible]	[illegible]	[illegible]
Financial assets at fair value through P&L	[illegible]	[illegible]	[illegible]	[illegible]
Derivative financial instruments	[illegible]	[illegible]	[illegible]	[illegible]
Loans and advances to customers (net)	[illegible]	[illegible]	[illegible]	[illegible]
Investment securities-available for sale	[illegible]	[illegible]	[illegible]	[illegible]
Investment securities-held to maturity		[illegible]	[illegible]	[illegible]
Investment property	[illegible]	[illegible]	[illegible]	[illegible]
Investments in subsidiaries			[illegible]	[illegible]
Investments in associates	[illegible]	[illegible]	[illegible]	[illegible]
Goodwill & other intangible assets	[illegible]	[illegible]	[illegible]	[illegible]
Property & equipment	[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax assets	[illegible]	[illegible]	[illegible]	[illegible]
Insurance related assets and receivables	[illegible]	[illegible]		
Other assets	[illegible]	[illegible]	[illegible]	[illegible]
Assets classified as held for sale		[illegible]		[illegible]
Total assets	[illegible]	[illegible]	[illegible]	[illegible]
LIABILITIES				
Due to banks	[illegible]	[illegible]	[illegible]	[illegible]
Derivative financial instruments	[illegible]	[illegible]	[illegible]	[illegible]
Due to customers	[illegible]	[illegible]	[illegible]	[illegible]
Debt securities in issue	[illegible]	[illegible]		
Other borrowed funds	[illegible]	[illegible]	[illegible]	[illegible]
Insurance related reserves and liabilities	[illegible]	[illegible]		
Current tax liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Deferred tax liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Retirement benefit obligations	[illegible]	[illegible]	[illegible]	[illegible]
Other liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Liabilities classified as held for sale		[illegible]		
Total liabilities	[illegible]	[illegible]	[illegible]	[illegible]
SHAREHOLDERS' EQUITY				
Share capital	[illegible]	[illegible]	[illegible]	[illegible]
Share premium account	[illegible]		[illegible]	
Less: treasury shares	[illegible]	[illegible]	[illegible]	[illegible]
Reserves and retained earnings	[illegible]	[illegible]	[illegible]	[illegible]
Equity attributable to NBG shareholders	[illegible]	[illegible]	[illegible]	[illegible]
Minority interest	[illegible]	[illegible]		
Preferred securities	[illegible]	[illegible]		
Total shareholders' equity	[illegible]	[illegible]	[illegible]	[illegible]
Total equity and liabilities	[illegible]	[illegible]	[illegible]	[illegible]

Income Statement

[illegible]

Cash Flow Statement

[illegible]

Statement of Changes in Equity

[illegible]

The Board of Directors

[illegible]

Consolidated Companies

[illegible]

Notes

[illegible]

Athens, March 15, 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT
[illegible]	[illegible]	[illegible]	[illegible]

5. Intercompany transactions of "National Bank of Greece" with consolidated companies during fiscal year 1.1.2006 to 31.12.2006, according to art. 2 par. 4 L. 3016/2002

Intercompany Transactions as at 31.12.2006					
Company name	Assets	Liabilities	Income	Expense	Off B/S accounts (net amount)
National Securities S.A.	27 540	7 785	8 847	140	4 534
Ethniki Kefalaiou S.A.	7	298 459	75	8 482	23 352
Diethniki Mutual Fund Management	28 822	1 292	37 184	217	2 379
National Management & Organization Co	3 350	25 630	639	65 502	2
Ethniki Leasing S.A.	571 184	43 362	16 395	222	229
National Mutual Fund Management	0	5	0	0	0
NBG Venture Capital S.A.	0	1 592	117	38	0
NBG Balkan Fund Ltd	0	0	0	4	0
NBG Greek Fund Ltd	0	2 941	0	34	0
ETEBA Emerging Markets Fund Ltd	0	109	0	0	0
ETEBA Estate Fund Ltd	0	109	0	0	0
ETEBA Venture Capital Management Ltd	0	17	0	0	0
NBG Bancassurance S.A.	0	533	63	63	395
Atlantic Bank of N.Y.	0	0	0	16	0
The South African Bank of Athens (S.A.B.A.)	2 427	57	179	306	0
NBG Cyprus Ltd	115 810	211 101	3 115	7 833	4 935
Stopanska Banka A.D.	45 140	232	20	1	0
United Bulgarian Bank (U.B.B.)	1 026	0	5	38	0
NBG International Ltd	75	6 146	257	571	0
NBG Finance Plc.	263	2 586 290	0	93 835	0
Interlease A.D.	225 055	1 262	6 492	0	0
ETEBA Romania S.A.	104	54	38	99	0
Innovative Ventures S.A. (I-Ven)	0	3 198	0	0	0
NBG Funding Ltd	0	144	0	1	0
Banca Romaneasca S.A.	481 807	773	13 259	17	0
Ethniki Hellenic General Insurance (Group)	0	184 032	234	12 950	0
ASTIR Palace Vouliagmenis S.A.	50 173	1 574	1 977	57	0
Grand Hotel Summer Palace S.A.	4 230	146	196	0	0
NBG Training Center S.A.	801	360	195	127	0
Ethnodata S.A.	0	3 685	124	2 545	40
ΚΑΔΜΟΣ S.A.	0	100	0	0	0
DIONYSOS S.A.	0	38	0	0	0
EKTENEPOL Construction Company	63	1 463	90	74	711
Mortgage, Touristic PROTYPOS S.A.	0	720	0	37	0
Hellenic Touristic Constructions S.A.	0	11	0	0	0
Ethnoplan S.A.	0	1 316	0	129	0
Ethniki Ktimatikis Ekmetalefsis S.A.	1 432	25	200	0	0
NBGI Private Equity FUNDS	79 848	0	0	0	0
NBG International Holdings B.V.	0	305 738	0	9 085	0
Eurial Leasing SRL	25 000	180	10	0	0
Finansbank A.S. (Group)	933 695	0	9 660	0	0
Vojvodjanska Banka a.d. Novi Sad	0	4 000	0	0	0
Total	**2 597 852**	**3 694 479**	**99 371**	**202 423**	**36 577**

6. Information pursuant to Art. 10 Law 3401/2005 referrals

Date	Press Releases	Website address
2/1/2006	Share Buy Back (1.9.2005 - 31.12.2005)	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=386
16/1/2006	Invitation to the Bank's second Repeat General Meeting of Shareholders to be held on Friday, 3 February 2006, at 12:00 noon	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=391
16/1/2006	National Bank of Greece's Repeat General Meeting of Shareholders of 16 January 2006	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=393
19/1/2006	National Bank of Greece top Primary Dealer for the year 2005 once again	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=387
20/1/2006	New range of "CAPITAL PLUS"	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=388
23/1/2006	Meeting on NBG's retail banking targets	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=389
27/1/2006	NBG customers' obligations with Kefalonia and Ithaki branches not charged with default interest	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=390
31/1/2006	New range of "CAPITAL PLUS"	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=395
31/1/2006	Exhibition opens Greek Banknotes, 1822-2002	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=396
31/1/2006	Repairing damage to the Panepistimiou 40 Branch	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=397
2/2/2006	Exhibition OpeningGreek Banknotes, 1822-2002	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=401
3/2/2006	Resolutions of National Bank of Greece's second Repeat General Meeting of Shareholders	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=398
9/2/2006	Grand Cherokee lucky prize draw 5 months - 5 Grand Cherokees in NBG lucky draws	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=402
13/2/2006	NBG presents a new SAVING FOR RETIREMENT scheme: "PLAN for LIFE - SOLUTIONS FOR RETIREMENT"	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=404
20/2/2006	NBG's new "CAPITAL PLUS" product	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=403
24/2/2006	South Eastern Europe and Mediterranean Emerging Market Economies Bulletin - Economic - Banking - Financial Market Developments and Prospects	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=407
28/2/2006	2005 Results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=405
28/2/2006	NBG supports franchising with a special offer to all franchisees applying until 30 April 2006	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=409
1/3/2006	NBG Chairman and CEO Takis Arapoglou visits Livadeia	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=408
1/3/2006	Opening of a New NBG Branch in Larisa	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=410
14/3/2006	Lending Rates Unchanged for a Second Time.Salary Account Rates Rise by 0.25%.	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=414
16/3/2006	NBG Historical Archives exhibitions open to the public	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=411
24/3/2006	New "CAPITAL PLUS" products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=415
29/3/2006	Mr. Takis Arapoglou, Chairman and CEO of National Bank of Greece visited the Argolida Prefecture	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=416
3/4/2006	NBG agrees to acquire a controlling shareholding in Finansbank and intends to undertake a rights offering to finance part of the acquisition (.pdf)	http://www.nbg.gr/en/pdf/NBGFinansbank.pdf
3/4/2006	Approval of the merger through absorption of National Real Estate S.A. by the Ministry of Development	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=419
3/4/2006	Report to the General Meeting of Shareholders of National Bank of Greece on the Share Capital increase of National Bank of Greece for the acquisition of Finansbank	http://www.nbg.gr/en/pdf/dt_070406_a.pdf
3/4/2006	National Bank of Greece Chairman's speechExpansion in Turkey - Acquisition of Finansbank	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=427
4/4/2006	Invitation to the Bank's Ordinary General Meeting of Shareholders to be held Thursday, 27 April 2006, at 14:00 hours	http://www.nbg.gr/en/pdf/dt_070406_b.pdf
6/4/2006	Business Agenda 2006	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=412
6/4/2006	New dates set for the Ordinary General Shareholders' Meeting and the divident cut-off and payment.	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=425
27/4/2006	NBG's Annual Ordinary General Meeting of Shareholders' resolutions	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=428
27/4/2006	Invitation to the Bank's Repeat General Meeting of Shareholders' to be held on Thuesday, 9 May 2006, at 11:00 a.m.	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=431
27/4/2006	Address by the CEO of NBG to the Annual General Meeting of Shareholders	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=449
28/4/2006	New "CAPITAL PLUS" product	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=434
2/5/2006	National Bank of Greece - 40 SME events for the 3rd Community Support Framework	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=444
4/5/2006	Reply to press publications regarding a) potential acquisitions of banks in SE Europe and Egypt and b) coverage of the proposed share capital increase by the underwriters at a predetermined discount	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=451
4/5/2006	A new "CAPITAL PLUS"Productand return on previous products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=468
5/5/2006	Special offer for NBG financial products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=445
9/5/2006	National Bank of Greece'sRepeat General Meeting of Shareholders' resolutions	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=435
9/5/2006	Invitation to the Bank's second repeat General Meeting of Shareholders to be held on Tuesday, 23 May 2006, at 12:00 noon	http://www.nbg.gr/en/pdf/dt_110506.pdf
9/5/2006	Announcement for the Shareholders2005 Dividend Payment Procedures	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=441
11/5/2006	Meeting held by National Bank of Greece to brief its corporate customers	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=446
11/5/2006	Greek shipping is modernized to remain a global leader and expand its contribution to the Greek economy	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=463

12/5/2006	New "Capital Plus" Products and return on a previous product	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=447
18/5/2006	National Bank's Attractive Offer to New Borrowers of Mortgage Loans	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=448
22/5/2006	NBG's Private Banking	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=457
23/5/2006	Resolutions of the 2nd Repeat General Meeting of Shareholders	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=460
23/5/2006	Speech by the Chairman & CEO Takis Arapoglou to the 2nd Repeat General Meeting of Shareholders, 23 May 2006	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=466
24/5/2006	Announcement date for 1Q 2006 results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=458
30/5/2006	2006 Q1 Results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=464
30/5/2006	Announcement regarding the acquisition of a controlling shareholding in Finansbank	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=469
1/6/2006	Resolutions of National Bank's General Meeting of Shareholders of 1 June 2006	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=472
1/6/2006	New "CAPITAL PLUS" products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=475
2/6/2006	South Eastern Europe and Mediterranean Emerging Market Economies Bulletin - Economic - Banking - Financial Market Developments and Prospects (March/May 2006)	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=480
7/6/2006	Subscription guarantee agreement with international firms for the capital increase of NBG	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=476
9/6/2006	Share capital increase by payment in cash with pre-emptive rights in favour of existing shareholders: pre-emptive right coupon cut-off date and trading period	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=478
19/6/2006	National Bank of Greece raises rates	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=481
20/6/2006	NBG Ranks First in the 3rd CSF	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=482
20/6/2006	A Meeting on "The Hedge Fund Experience" in NBG	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=483
6/7/2006	Results from NBG's Share Capital Increase	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=487
7/7/2006	Listing of Shares arising from Share Capital Increase by payment in cash	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=484
7/7/2006	New "CAPITAL PLUS" products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=490
12/7/2006	Announcement Date for 2Q 2006 Results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=491
18/8/2006	NBG finalizes the acquisition of a 46% stake of the Ordinary Shares and 100% of Founder Shares in Finansbank	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=494
21/8/2006	Disclosure to the Istanbul Stock Exchange: NBG becomes the new majority shareholder of Finansbank	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=496
29/8/2006	Could the similar conditions of recession and weak growth of Portugal in 2000-2005 be a case of deja-vu for the Greek economy?	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=504
30/8/2006	National Bank of Greece adjusts rates	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=500
31/8/2006	2006 H1 Results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=498
1/9/2006	NBG's new "CAPITAL PLUS" range and return on matured products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=501
12/9/2006	National Bank of Greece enters into a definitive agreement for the acquisition of Vojvodjanska Banka a.d. Novi Sad	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=502
28/9/2006	NBG establishes NBG Group Executive Board	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=505
2/10/2006	South Eastern Europe and Mediterranean Emerging Market Economies Bulletin - Special Issue: Regional Banking Sectors (September 2006)	http://www.nbg.gr/en/pdf/dt_021006_eng.pdf
6/10/2006	New "CAPITAL PLUS" products	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=508
19/10/2006	NBG signs agreement to acquire P&K Investment Services SA	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=509
26/10/2006	NBG share buy-back programme	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=514
27/10/2006	Issuance of hybrid securities in pounds sterling	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=512
10/11/2006	Announcement Date for 3Q 2006 results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=516
10/11/2006	New "CAPITAL PLUS" product	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=519
22/11/2006	Presentation of NBG's 3-year Business Plan 2007-2009	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=520
30/11/2006	2006 9-month Results	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=523
30/11/2006	Announcement on Stock Options Plan	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=525
8/12/2006	Public Tender Offer to the minority shareholders of Finans Leasing and Finans Investment Trust, subsidiaries of Finansbank	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=527
8/12/2006	Real Estate: A key growth engine of the Greek economy will remain strong boosted by demographics	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=533
11/12/2006	NBG finalized the acquisition of a 99.4% stake in Vojvodjanska Banka a.d. Novi Sad	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=529
12/12/2006	Information Form, as per L. 3401/2005, with regard to the offering in Greece of NBG securities as part of its annual Stock Options Plan (article 4 par. 1v).	http://www.nbg.gr/en/pdf/dt_121206.pdf
27/12/2006	Response to publications	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=537
29/12/2006	Completion of NBG/s Public Tender Offer to the minority shareholders of Finans Leasing and Finans Investment Trust, subsidiaries of Finansbank A.S.	http://www.nbg.gr/en/pr_release_resb.asp?P_ID=534

Quarterly financial statements

Date	Announcement	Website address
28/2/2006	2005 Results	http://www.nbg.gr/en/pr_release_resp.asp?P_ID=406
28/2/2006	NBG Financial Statements (solo) 31.12.2005	http://www.nbg.gr/en/pdf/eng_28022006.pdf
28/2/2006	NBG Consolidating Financial Statements 31.12.2005	http://www.nbg.gr/en/pdf/CONSO_28022006.pdf
30/5/2006	2006 Q1 Results	http://www.nbg.gr/en/pr_release_resp.asp?P_ID=465
30/5/2006	NBG Financial Statements (solo) 31.03.2006	http://www.nbg.gr/en/pdf/eteeng_30052006.pdf
30/5/2006	NBG Consolidating Financial Statements 31.03.2006	http://www.nbg.gr/en/pdf/CONSO_30052006.pdf
31/8/2006	2006 H1 Results	http://www.nbg.gr/en/pr_release_resp.asp?P_ID=499
31/8/2006	NBG Financial Statements (solo) 30.06.2006	http://www.nbg.gr/en/pdf/eteeng_31082006.pdf
31/8/2006	NBG Consolidating Financial Statements 30.06.2006	http://www.nbg.gr/en/pdf/CONSO_31082006.pdf
30/11/2006	2006 9-month Results	http://www.nbg.gr/en/pr_release_resp.asp?P_ID=524
30/11/2006	NBG Financial Statements (solo) 30.09.2006	http://www.nbg.gr/en/pdf/eteeng_30092006.pdf
30/11/2006	NBG Consolidating Financial Statements 30.09.2006	http://www.nbg.gr/en/pdf/CONSO_30092006.pdf

Annual reports and Bulletins

Date	Report	Website address
30/3/2006	Information Memorandum NBG - National Real Estate merger	http://www.nbg.gr/en/pdf/Prospectus_for_the_Absorption_on_National_Real_Estate.pdf
4/4/2006	Annual Report 2005	http://www.nbg.gr/en/pdf/AnnualReport2005_ENG.pdf
4/4/2006	Annual Bulletin 2005	http://www.nbg.gr/en/pdf/Annual_Bulletin_2005_ENG.pdf
14/7/2006	2005 SEC Form 20-F	http://www.nbg.gr/pdf/2005secform.pdf

7. Availability of Financial Statements

The financial statements of the Bank and the NBG Group for 2006, the accompanying auditors' reports and the consolidated management reports of the Board of Directors of the Bank are available at NBG's website www.nbg.gr

The financial statements of the NBG Group companies for 2006, the accompanying auditors' reports and the management reports of their Boards of Directors will also be available at NBG's website upon finalizing.

NATIONAL BANK
OF GREECE
www.nbg.gr

ISSN:1109-4346



ANNUAL REPORT 2006

NATIONAL BANK
OF GREECE

GROUP FINANCIAL HIGHLIGHTS

Profit & loss account (€ millions)	2006	2005	2004
Net interest income	2,131	1,596	1,334
Net fees & commissions	548	425	388
Trading income & result from investment securities	141	195	108
Net premia from insurance contracts	106	100	89
Other income	203	176	160
Total operating income	3,130	2,492	2,079
Total operating expenses[1]	1,635	1,366	1,502
Impairment losses on loans & advances	267	226	174
Share of profit of associates	40	44	25
Profit before tax	1,268	943	428
Tax expense (including tax on untaxed reserves)	322	221	165
Profit for the period from discontinued operations	118	29	29
Profit attributable to minority interests	75	24	13
Profit attributable to NBG equity shareholders[2]	**990**	**727**	**280**

Key balance sheet data (€ millions)	2006	2005	2004
Loans & advances to customers (net)	42,625	29,528	24,786
Investment securities & financial assets	16,875	16,678	12,937
Other assets	17,070	14,221	16,764
Total assets	76,570	60,427	54,487
Dues to banks	6,232	5,061	5,745
Dues to customers	53,234	43,350	39,298
Debt securities in issue & other borrowed funds	3,020	1,132	812
Other liabilities	5,251	6,567	5,142
Total shareholders' equity	8,833	4,316	3,490
Total equity & liabilities	76,570	60,427	54,487

Key figures & ratios	2006	2005	2004
Earnings per share (€) from continuing expenses[2]	1.92	1.87	0.87
Dividend (€)	1.00	0.93	0.56
Dividend yield (share price 31.12)	2.9%	2.8%	2.4%
Return on average equity (after tax) [2]	28.7%	28.6%	12.3%
Cost/income (efficiency)	50.7%	53.3%	65.7%
Net interest margin[3]	3.51%	3.16%	2.76%
Tier I	12.4%	12.3%	11.9%
Total capital	15.6%	15.2%	14.8%
Staff Numbers	31,622	21,718	21,415

[1] *Includes cost of voluntary retirement package*

[2] *Includes cost of voluntary retirement package, excludes hybrid capital*

[3] *Excludes Finansbank*

Credit Ratings	Long-Term	Short-Term
Moody's	Aa3	P-1
Standard & Poor's	BBB+	A-2
Fitch Ratings	A-	F2

CONTENTS

LETTER TO SHAREHOLDERS

Dear Shareholder

This year's AGM marks the completion of three years since the appointment of the new Management team. We believe that important work has been carried out during this period, with a view to forging National Bank into one of the largest credit institutions in Southeast Europe. To achieve this distinction, we have had to make groundbreaking decisions compared with how the Bank used to operate, but ones that are now rapidly transforming NBG into a stronger institution that is positioned to play a key role in the challenging Greek and international banking environment.

Today, we can report three years of strict conformity vis-a-vis our business strategy with impressive results on all fronts. These comprise increasing organic growth and our geographic footprint, active capital management, and effective cost control, including important operational changes at the Group level. During this period, the Group's revenues have doubled with strong support from retail banking, both in the domestic market as well as Southeast Europe. At the same time, operational efficiency has been improved significantly, by upgrading infrastructure, improving processes and applying performance related pay to staff compensation.

NBG has withdrawn from mature markets that offered only limited opportunities for growth; our presence in Western Europe has been rationalised; a number of our subsidiaries have been absorbed; the synergies between Group entities have been increased; and capital that had been employed in non-banking operations has been redeployed.

In view of our steadfast pursuit of reforms and targets, we have managed to triple the Group's profits to €1 billion, thus ranking among the top European financial institutions in terms of profitability. The future looks even brighter with the acquisition of Finansbank in Turkey and Vojvodjanska Banka in Serbia.

Throughout this three-year period, the confidence of our shareholders has provided critical support to both Management and Staff. With the important transformation and strengthening of the Group on the business level, the market has both recognised and rewarded our efforts, boosting NBG's capitalisation from €7 billion to about €20 billion today, an increase of some €13 billion in three years.

On the back of our success in attaining these goals, and the recognition that the endeavours of Management and Staff have received, we will intensify our efforts looking forward. Having met the targets of the 2005-2007 Business Plan, and the Group's geographical and business orientation having changed radically, Management has conceived a new Business Plan 2007-2009, which aims to set the basis for further growth in the region of Southeast Europe and the East Mediterranean. The new Business Plan sets out the Group's strategy and targets, aspiring ultimately to forge it into a leading regional force. The key pillar continues to be the three pronged approach, comprising sustained fast income growth, enhanced operational efficiency and efficient capital management, while we also have the additional goals of achieving effective integration of our recent acquisitions and leveraging the many synergies that have emerged at the Group level. Moreover, we shall continue to focus our efforts on enhancing further our systems of internal control, corporate governance, risk management and regulatory compliance throughout the Group, in accordance with international best practices.

Our vision is to forge NBG into a truly international organisation. We are consolidating our position in both Greece and the wider region of Southeast Europe so as to climb to the top ranks of European banks. We shall adhere strictly to our successful strategy, which has served us so well to date, for the benefit of our shareholders, who have stood by us in our endeavours.

Takis Arapoglou

Chairman and CEO

BOARD OF DIRECTORS

EXECUTIVE MEMBERS

Takis (Efstratios-Georgios) Arapoglou
Banker, Chairman and Chief Executive Officer
Ioannis Pehlivanidis
Banker, Deputy Chairman, Deputy Chief Executive Officer

NON-EXECUTIVE MEMBERS

Ioannis Giannidis
Professor, University of Athens School of Law
Achilleas Mylonopoulos
Employees' Representative, NBG
Ioannis Panagopoulos
Employees' Representative, NBG

INDEPENDENT NON-EXECUTIVE MEMBERS

H.E. the Metropolitan of Ioannina
Theoklitos

Stefanos Vavalidis
Banker, Member of the Board of Directors of the European Bank for Reconstruction & Development

Dimitrios Daskalopoulos
Chairman & Managing Director, Vivartia

Nikolaos Efthymiou
Shipowner

Georgios Lanaras
Shipowner

Georgios Mergos
Economist, Professor of Economics, University of Athens

Stefanos Pantzopoulos
Business consultant, former certified auditor

Constantinos Pylarinos
Economist

Ploutarchos Sakellaris
Professor, University of Athens, Chairman, Council of Economic Advisors

Drakoulis Fountoukakos-Kyriakakos
Entrepreneur

Notes:
On 30 August 2006, the NBG employees' representative Achilleas Mylonopoulos was elected non-executive member of the Board in replacement of Georgios Athanasopoulos following the latter's resignation. On 21 February 2007, Alexandros Stavrou was elected non-executive member of the Board in replacement of the late Ioannis Vartholomaios. On 15 March 2007, Georgios Mergos was elected independent non-executive member replacing Alexandros Stavrou.

NBG MANAGEMENT

EXECUTIVE COMMITTEE

Chairman:	*Takis (Efstratios-Georgios) Arapoglou*
Members:	*Ioannis Pehlivanidis*
	Alexandros Georgitsis
	Anthimos Thomopoulos
	Dimitrios Lefakis
	Alexandros Tourkolias
Secretary:	*Paul Mylonas*

GENERAL MANAGERS

Stavros Gatopoulos
Head of Human Resources & Group Internal Communications

Alexandros Georgitsis
General Manager - Consumer Banking

Anthimos Thomopoulos
Chief Financial & Chief Operations Officer

Dimitrios Lefakis
Chief Risk Officer

Agis Leopoulos
Head of International

Paul Mylonas
Chief Economist & Chief of Strategy

Petros Economou
General Counsel

Michael Oratis
General Manager - Risk Management

Georgios Paschas
Chief Audit Executive

Alexandros Tourkolias
General Manager - Corporate & Investment Banking

Petros Christodoulou
General Manager - Private Banking & Group Treasury

2006: A LANDMARK YEAR FOR NBG

2006 was a year of significant change and achievement for the NBG Group, with the completion of major acquisitions in the region of Southeast Europe and the East Mediterranean. A series of initiatives has improved the level of service provision to our customers, while there were also significant management changes that brought the Bank in line with international best practices. The Group's financial performance was impressive, with strong growth in income, profit and assets, enabling the targets of the Business Plan 2005-2007 to be observed one year ahead of schedule. In view of the dynamic growth of the Group in 2006 in the wider region of SE Europe, it was imperative that we renew our business goals. To this end, we recently published our new Business Plan 2007-2009, wherein the Group's vision is to evolve into a more international organisation and a major player in the banking markets of Southeast Europe.

STRENGTHENING CAPITAL

The first step in realising our expansion plans was the historic increase in capital in July 2006. The rights offering was oversubscribed (170% coverage) and NBG raised a total of €3 billion – a very substantial sum for the Greek capital market. The Bank's regulatory capital was further reinforced with the issue of a hybrid Tier-I note worth £375 million in October 2006. This issue attracted the interest of a large number of international institutional investors, and was oversubscribed six-fold. This issue was the first issue by a Greek listed company on the British market for hybrid securities.

ACQUISITIONS

Through the acquisitions carried out in 2006, we are seeking to exploit the potential presented by the region of SE Europe, with the ultimate aim of forging the Group into a leading regional force.

Finansbank

Our acquisition of the fifth largest private sector bank in Turkey signals the transformation of NBG as a major regional player, and has gained us access to a market of 70 million inhabitants, more than doubling the size of the international markets available to the bank heretofore. The acquisition of Finansbank is very significant as it is a particularly dynamic organisation, with state-of-the-art sales techniques, efficient and effective management, and a strong, steadily growing position in the Turkish market. It is notable that despite the emerging market turbulence in mid-year 2006, Finansbank increased its lending activity by 57% y-o-y in 2006, surpassing the targets set by Management and raising its market share. While Finansbank was incorporated into the Group for only about 1/3 of the financial year (135 days), it contributed profits of around €87 million to the Group (following the deduction of the

FINANCIAL REVIEW 2006

At 31 December 2006, Group net profit, under IFRS, after tax and minorities, increased by 36% to €990 million (after an extraordinary tax bill of €100 million on formerly tax-exempt reserves), compared with €727 million in 2005. This figure includes €87 million profit of Finansbank, representing a Group share of 55.7% for the 135-day period from the completion of the acquisition of the minority shareholding on 18 August 2006 to the end of the year.

Earnings per share (EPS) from continuing operations rose to €1.92 compared with €1.87 in the previous year, despite the once-off tax payment on reserves of €100.6 million. If one excludes this extraordinary tax payment from the calculation, EPS amounted to €2.16.

This performance confirms our strategic decisions in Greece and the wider region. It also reflects the dynamism of our core profitability while operating costs have been kept firmly under control, despite the strong growth in the Group's business. It is notable that core income rose to the highest levels of recent years, up 31% on 2005 (2006: €2,786 million, 2005: €2,121 million). At the same time, operating costs grew by 20% (2006: €1,635 million, 2005: €1,366 million). A key role in the 2006 results was played by the consolidation, for the first time, of Finansbank, which contributed no less than 11% of total income, while it accounted for 8% of operating expenses. In view of these results, ROE improved further to 28.7%

compared with 28.6% in 2005. The cost/income (efficiency) ratio also improved to 50.7% compared with 53.3% in 2005.

RESULTS OF OPERATIONS

In 2006, Group profit after tax and minorities grew by 36% (2006: €990 million, 2005: €727 million). This performance reflects the steady growth in the Group's core banking business, leading to an improvement in net interest income and commission income.

Specifically, Group net interest income grew by 34% in 2006 to over €2.1 billion. If Finansbank is excluded, growth in interest income was about 18% (2006: €1,883 million, 2005: €1,596 million) with net interest margin reaching the highest levels of recent years (2006: 3.76%, 2005: 3.16%). This is due entirely to the ongoing improvement in the Group's asset mix and the dynamic expansion of the loan book, particularly in retail in Greece and SE Europe.

Net commission income amounted to €548 million in 2006. While stiff and generalised competition had an adverse impact on retail commissions, the favourable contribution of other fees and commissions, particularly mutual fund commissions, offset the drag and helped push up commission income by 29% on 2005 (2006: €548 million, 2005: €425 million) (DIAGRAM 1). Commission income was particularly impressive in Q4:2006, up by

DIAGRAM 1

GROUP NET COMMISSIONS
(€ MILLIONS)



39.2
137.2
76.1
105.9
66.5
58.7
140.6
86.9
107.4
78.2
62.4
151.9
108.6
140.8
84.5
2005
2006*
2006
Asset management
Intermediation
Corporate lending
Retail
Custodian brokerage & investment banking

* Excluding Finansbank

DIAGRAM 2

GROUP OPERATING EXPENSES
(€ MILLIONS)



114.6
374.3
877.3
105.3
397.7
983.4
126.2
460.1
1,048.5
2005
2006*
2006
Depreciation
Other administrative costs
Staff costs

* Excluding Finansbank

around 8% q-o-q (excluding Finansbank), with retail commissions up 23% and intermediation fees and commissions up 16%.

Our bancassurance business grew by 6% to over €106 million. This development underscores the effectiveness of our efforts in restructuring the Group's insurance activities, the ultimate objective being to promote insurance products across our large customer base throughout the Group's extensive branch network.

On the cost side, operating expenses grew by 19.7% on an annual basis (2006: €1,635 million, 2005: €1,366 million.). This reflects mainly the expansion of the Group's activities in SE Europe and Turkey, combined with the increased salary costs in Greece, comprising the once-off cost of voluntary early retirement schemes at various Group subsidiaries, and the cost of Group compliance with Basel II and the Sarbanes-Oxley Act. Although expenditure has increased, the Group's efficiency ratio (excluding Finansbank and once-off costs) was slightly over 50%, an improvement of 2.7 percentage points on 2005. At end-2006, this ratio stood at 50.7%, compared with 53.3% at the end-2005, demonstrating strict control of our operating expenses.

In 2006, provisions for non-performing loans amounted to €267 million compared with €226 million in 2005, while the provisions coverage ratio stood at 78%.

BALANCE SHEET

The Group's total assets grew by 26.7% (€77 billion compared with €60 billion in 2005), primarily reflecting growth in the loan book and the acquisition of Finansbank.

Lending grew at a rapid pace to €44 billion, with retail banking comprising 58% of the total loan book. Specifically:

- Group mortgage lending surpassed €15 billion (up 30% on 2005), with new mortgage disbursements (excluding Finansbank) exceeding €3.5 billion.

- Consumer credit (consumer loans and credit cards) grew by around 51% to €7.2 billion, fuelled by the 45% increase in consumer loans and the 65% increase in credit cards (including Finansbank).
- Loans to small enterprises (with turnover below €2.5 million) grew by an impressive 45%, with loans outstanding at end-2006 topping €3 billion compared with €2 billion in 2005.
- The Group's business and corporate lending grew to just over €18.5 billion (up 55% on 2005), driven mainly by lending to medium-sized enterprises (including Finansbank).

The growth in lending operations has not led to a decline in the quality of the loan book. Non-performing loans as a percentage of the total loan book declined to 3.8%, compared with 4.7% in December 2005. Note that non-performing loans after provisions comprise just 0.8% of the total loan book.

TABLE 3
GROUP LENDING AND DEPOSITS

Group loans (from continuing operations)

(€ millions)	31.12.06	31.12.06*	31.12.05	06/05**
Consumer loans	25,575	23,151	18,635	25%
Business loans	18,482	13,567	11,978	13%
Total loans & advances to customers	44,057	36,717	30,614	20%
Less: Allowance for impairment on loans & advances to customers	1,493	1,096	1,086	1%
Loans & advances to customers (net)	42,564	35,622	29,528	21%

Group deposits (from continuing operations)

(€ millions)	31.12.06	31.12.06*	31.12.05	06/05**
Core deposits	33,285	32,143	32,025	0%
Time deposits	19,314	14,580	10,704	36%
Repos	82	75	247	-70%
Other due to customers	556	464	374	24%
Total due to customers	53,236	47,263	43,350	9%

* *not including Finansbank and Vojvodanska*

** *adjustment in figures for 2006 to include Finansbank and Vojvodjanska*

Customer deposits grew by 23% (2006: €53 billion, 2005: €43 billion). Specifically, savings and sight deposits grew by 3.2% to €31 billion, while time deposits grew by over 80%. This upward trend has kept the loans-to-deposits ratio at 83%, leaving margin for further growth in Group lending at competitive rates.

At 31 December 2006, the Group's equity was substantially higher than the previous year (2006: €6,597 million, 2005: €3,124 million) reflecting mainly:

- the Bank's €3 billion share capital increase through cash payment, and
- the strong profits in the financial year 2006.

THE PERFORMANCE OF THE STOCK

In 2006, the NBG share price experienced sharp fluctuations, following the marked volatility of other international stocks, then recovered steadily during the second half of the year. The price performed particularly well compared with the Athens Exchange General Index (GI-ATHEX) and the domestic banking sector (DIAGRAM 3). Thus, the stock price, while moving downwards in the first six months of the year, stood at €34.90 at 31 December 2006, up 54% on the price at 31 December 2004 (€22.60). Total NBG trading volume in 2006 amounted to €10.5 billion, up 83% on 2005, corresponding to over 12% of the entire annual trading volume of the domestic capital market, which in 2006 amounted to €85.3 billion.

At 31 December 2006, NBG's market capitalisation had grown to €16.5 billion, up by €4.5 billion (or 37%) on the previous year. Of this amount, €3 billion derived from the share capital increase. NBG maintained its commanding share of total banking sector capitalisation at the rate of 25.2%, while it further consolidated its first place in total market capitalisation at 10.5% in 2006, up from 9.9% in 2005 and 8.8% in 2004.

DIAGRAM 3

NBG SHARE PRICE & TURNOVER



PRICE CHANGE BASE (31.12.2004=100)
190
180
170
160
150
140
130
120
110
100
90
80
70
60
TURNOVER (€ MILLIONS)
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
NBG turnover
ATHEX General Index
NBG share
Greek banking index

Souces: Bloomberg, NBG calculations

The stock's liquidity ratio (the ratio of the stock's total trading volume to average capitalisation) reflected accurately the increase in investor interest. In 2006, the liquidity ratio rose to 65% from 57% in 2005, outperforming the corresponding ratios for the banking sector and ATHEX.

TABLE 4
NBG STOCK MARKET DATA[1]

	2006	2005	2004	2003	2002
Year-end price (€)	34.9	33.6	22.6	14.9	8.8
Year high (€)	40.9	34.5	22.7	15.1	17.7
Year low (€)	26.5	23.0	14.2	5.8	8.7
Mean price for the year (€)	33.9	27.6	17.8	10.7	12.9
Yearly standard deviation for NBG's share price (%)	2.2	1.5	1.6	2.1	1.8
Yearly standard deviation for banking sector (%)	1.5	1.2	1.4	1.7	1.4
Yearly standard deviation for ATHEX (%)	1.2	0.8	1.0	1.2	1.1
NBG market capitalisation at year end (€ millions)	16,587.5	12,117.6	8,050.7	5,290.0	3,130.3
NBG-to-ATHEX market capitalisation ratio at year end (%)	10.5	9.9	8.8	6.3	4.7
NBG-to-banking sector capitalisation ratio at year end (%)	25.2	26.4	25.4	22.4	20.1
Annual trading volume (€ millions)	10,512.9	5,743.5	3,974.2	1,950.5	910.9
NBG-to-ATHEX trading volume ratio (%)	12.3	10.9	11.2	5.6	3.7
NBG-to-banking sector trading volume ratio (%)	28.5	31.5	36.1	30.3	27.9
Annual liquidity ratio: NBG (%) [2]	65.3	57.0	63.0	51.2	20.1
Annual liquidity ratio: banking sector (%)	63.1	47.0	42.4	35.0	16.1
Annual liquidity ratio: ATHEX (%)	54.0	49.0	41.5	47.6	29.9

Sources: ATHEX, Bloomberg, NBG calculations

(1) For comparison purposes, share prices have been adjusted (Bloomberg methodology) so as to present changes over the past 5 years.

(2) Ratio of annual trading volume to average capitalisation.

DIAGRAM 4

NBG SHAREHOLDER STRUCTURE
AT 31.12.2005


OTHER DOMESTIC INSTITUTIONALS 15.8%
NBG SUBSIDIARIES 0.02%
PENSION FUNDS & OTHER PUBLIC SECTOR ENTITIES 22.2%
DOMESTIC RETAIL INVESTORS 23.2%
INTERNATIONAL INSTITUTIONAL & RETAIL INVESTORS 38.8%

DIAGRAM 5

NBG SHAREHOLDER STRUCTURE
AT 31.12.2006


OTHER DOMESTIC INSTITUTIONALS 13.5%
NBG SUBSIDIARIES 0.2%
PENSION FUNDS & OTHER PUBLIC SECTOR ENTITIES 18.1%
DOMESTIC RETAIL INVESTORS 21.9%
INTERNATIONAL INSTITUTIONAL & RETAIL INVESTORS 46.3%

At 31 December 2006, the share capital of NBG amounted to €2,376,436,095 and was divided into 475,287,219 ordinary shares of a nominal value of €5 each, compared with 339,269,412 shares at the end of the previous year. This increase was as a result of:

- the issue of 135,707,764 new ordinary shares, as per the resolution of the 2nd Repeat General Meeting of Shareholders held on 1 June 2006. The new shares were issued at a rate of 4 new for every 10 old shares, at the price of €22.11.
- the exercise of stock options rights, by which 310,043 shares were issued in December 2006.

NBG has a widely dispersed shareholder base, comprised of 159,417 institutional and retail shareholders. No single shareholder owns more than 3% of the share capital.

According to data as at 31 December 2006 (DIAGRAMS 4 and 5), the percentage of shares held by international institutional and retail investors amounts to 46.3%, compared with 38.8% at the end of 2005. Domestic retail investors account for 21.9%, compared with 23.2% in 2005, while pension funds and other public sector entities hold 18.1%, compared with 22.2% a year earlier.

SECTION 1 FINANCIAL ENVIRONMENT

relaxation in fiscal policy is expected (an increase in the fiscal deficit from -0.8% to -1.3% of GDP in SE Europe and from -1.0% to -2.6% of GDP in Turkey) mainly as a result of increases in the EU-related expenses of Bulgaria and Romania following their entry into the EU (as of 1 January 2007) and the continuation of tight monetary policy in Turkey. Likewise, the current account deficit-to-GDP ratio is projected to decline in SE Europe and Turkey (deficits of 10.3% and 6.8%, respectively) due to only a limited slowdown in economic activity and lower international oil prices. Again, FDI will likely cover the bulk of the external gap in these countries (95% and 40%, respectively).

Banking intermediation in SE Europe

Last year saw renewed vigour in the financial intermediation in SE Europe (excluding Turkey) due to growth in economic activity and ongoing restructuring in the sector, and despite high interest rates. Indeed, the past year saw high growth in bank deposits and lending, at 30.9% and 46.7%, respectively, while the ratio of deposits and loans-to-GDP increased further to 31.9% and 29.6%, respectively from 28.1% and 24.2% in 2005. Specifically, lending to households has posted average annual growth of 96% over the past six years, leading the ratio of household loans-to-GDP to 12.1% at the end of 2006 from 1.1% in 2000.

Despite continued monetary restraint, it is expected that 2007 will see further strengthening of banking intermediation. This development will reflect the relaxation of measures designed to counter credit expansion in the two new EU member states of Bulgaria and Romania, and the decline in interest margins, albeit from high levels, as a result of stiffer competition. Note that there is very considerable margin for growth in banking business, particularly if one takes into account the low level of banking intermediation compared with Greece and the rest of the euro area (ratio of loans-to-GDP: 92% and 110% respectively at end-2006).

DIAGRAM 1.1.4

CREDIT EXPANSION TO THE PRIVATE SECTOR AS A PERCENTAGE OF GDP


12
16
94
15
18
95
19
23
98
24
30
104
30
36
110
2002
2003
2004
2005
2006
Turkey
SEE-5
Euro area

Source: NBG

Banking sector developments in Turkey

Despite the slowdown in economic activity and high interest rates following the financial market turbulence in May 2006, a strengthening of banking intermediation was also observed in Turkey. This development reflects progress in institutional and structural reforms and stronger consumer and investor confidence in the banking system. Indeed, the past year saw rapid growth in bank deposits and lending, at 22.1% and 40.7% respectively, while the deposits-to-GDP and loans-to-GDP ratios reached 51.6% and 36.1%, respectively, at the end of 2006, from 49.3% and 29.9% in 2005.

Further increases in the level of banking intermediation are expected in 2007, as a result of strengthening competition, particularly following the entry of foreign banks into the country (Citigroup, Fortis, General Electric Corporate Finance, Dexia, BNP Paribas, Rabobank), and the passing of new legislation on mortgage lending this year that should boost mortgage loan business. The Turkish market is still relatively underbanked (ratio of loans-to-GDP: 29.6%) compared with Greece and the euro area, while the retail segment accounts for just 1/3 of loans, compared with 1/2 in the euro area.

1.2 THE GREEK ECONOMY

The Greek economy strengthened its growth trajectory over the course of 2006, with GDP growing by 4.2% y-o-y, compared with 3.7% in 2005, driven mainly by an impressive increase in investment activity (DIAGRAM 1.2.1). Total domestic demand was especially robust, reflecting vigorous private consumption as well as investment spending. The performance of the Greek economy is even more impressive in view of the high energy prices and the tight fiscal policy that is being implemented in the context of fiscal adjustment. These negative effects were fully offset by the low interest rate environment, strong credit expansion and a positive business climate (DIAGRAM 1.2.3).

DIAGRAM 1.2.1

GDP GROWTH IN GREECE AND EURO AREA


%
5
4
3
2
1
0
1999
2000
2001
2002
2003
2004
2005
2006
Greece
Euro area

Sources: National Statistical Service of Greece and Eurostat

DIAGRAM 1.2.2

PERCENTAGE CONTRIBUTION TO GDP GROWTH


%
9
7
5
3
1
-1
-3
2002:01
2002:03
2003:01
2003:03
2004:01
2004:03
2005:01
2005:03
2006:01
2006:03
Net exports
Investments & inventories
Consumption
GDP

Sources: National Statistical Service of Greece and NBG calculations

DIAGRAM 1.2.3

LENDING RATES FOR HOUSEHOLDS


%
20
15
10
5
0
Dec.99
Dec.00
Dec.01
Dec.02
Dec.03
Dec.04
Dec.05
Dec.06
Consumer Loans
Housing Loans

Source: Bank of Greece

Private consumption grew by 3.5% y-o-y, slightly less than the previous year (3.7%), driven by strong growth in real household income (with increases in net wages (in real terms) throughout the whole economy in 2006 being in the region of 3.5% y-o-y, compared with 2.1% in 2005), increased employment, robust growth in lending to households (DIAGRAM 1.2.4), and strong growth in household wealth (especially real estate). Private investment activity was based on an impressive recovery in construction activity - subsequent to the anticipated post-Olympics downturn in 2005 - and dynamic growth in business investment on the back of tax reforms, legal incentives and good profit margins. As a result, the ratio of investment spending-to-GDP grew to 28%, the highest level in the euro area for the past seven years.

However, the economy's external sector had a negative impact of around one percentage point on growth, as the export performance was more than offset by a 7% increase in imports of goods and services. This development is also reflected in the current account deficit, which in 2006 amounted to 12% of GDP, the highest level of the past 30 years. While this deficit, in absolute terms, appears at first glance to raise concerns, a number of encouraging factors need to be mentioned. For example, 50% of the increase in the deficit, i.e. 6 percentage points of GDP, reflects various factors such as the short-term impact of exceptionally high oil prices and increased outlays for the purchase of new ships, which in effect comprise investments. A further factor was the substantial increase in private and, above all, business investment activity, which grew at approximately double the pace of its long-term average. Both the acceleration in investment activity in general and the substantial investments of the ocean-going shipping sector are key contributors to the long-term growth potential of the country and can therefore be considered a positive component of the increased current account deficit. Likewise, exports of goods in 2006 increased substantially, while the shift in the structure of exports continued, with a shift towards higher value-added products, and towards fast-developing geographical regions, such as SE Europe and the Middle East.

The two key export sectors of the Greek economy, tourism and shipping, maintained their dynamism of the previous two years. For instance, tourist arrivals continued to increase at an impressive pace in 2006, similar to 2005 (up 8%), on the back of improvements in infrastructure and services, as well as a successful advertising campaign for the country's tourist potential. In the sphere of ocean-going shipping, strong demand for shipping services resulted from the rapid growth in global commerce, while high oil prices kept freight charges and total revenues in the sector well above the long-term average. These factors, combined with the accumulated profits of the preceding years, raised investment spending on new vessels by Greek shipowners to record highs in 2006, essentially contributing to the renewal of the Greek-owned fleet by 2010.

Stronger economic activity in 2006 was accompanied by the sustained upward course of employment, which grew at an annual rate of 1.9% compared with 1.3% in 2005, and a further decline in the level of unemployment, which is estimated to have dropped to 8.9% from 9.9% in 2005.

Strong domestic demand, combined with high prices of fuel and semi-raw materials, fuelled inflationary pressures, with the consumer price index at 3.2% on average in 2006, due to the decline in international oil prices. Core inflation retreated to 2.7%, however, the gradual feed-through of high fuel prices put upward pressure on core inflation towards the end of the year, aggravated by the positive production gap (the gap between real and potential growth), which remained substantial for a seventh consecutive year (around 1.5%).

Fiscal adjustment continued to make strong progress. The General Government deficit-to-GDP ratio declined by 1.7 percentage points to 2.6% in 2006, and the end of EU fiscal supervision now looks almost certain. Fiscal adjustment in 2006 was achieved in large part through the increase in ordinary budget revenues by 1 percentage point of GDP, while the public investment budget deficit declined to 2.3% of GDP from 2.7% in 2005, due mainly to increased revenues from EU structural funds. Capital flows from the EU

DIAGRAM 1.2.4

LENDING GROWTH TO HOUSEHOLDS AS A PERCENTAGE OF GDP


%
50
40
30
20
10
0
2000 04
2001 01
2001 02
2001 03
2001 04
2002 01
2002 02
2002 03
2002 04
2003 01
2003 02
2003 03
2003 04
2004 01
2004 02
2004 03
2004 04
2005 01
2005 02
2005 03
2005 04
2006 01
2006 02
2006 03
2006 04
Mortgages
Consumer
Other

Source: Bank of Greece

grew by 46% on an annual basis, while the absorption of CSF-III funds reached 75%; it is likely that EU inflows will remain high in 2007 as well.

The Greek sovereign 10-year bond reached 4.2% at the end of 2006, up 68 basis points on the previous year, while the yield spread between the 10-year Greek bond and Bunds was unchanged on the previous year (27 bps), 7 bps below the highest level of the past four years (34 bps in Q1:2006).

Structural reforms

In 2006, the structural reform programme launched in 2004 continued. These reforms include the following:

- In the area of privatisation, in May 2006 a 7.18% package of state-owned ATEbank shares was floated on the ATHEX. This was followed by the listing of the Postal Savings Bank on the ATHEX, with the flotation by the Government of a 34.84% stake in the company. Lastly, in August 2006 the entire 11.01% government stake in Emporiki Bank was floated, following the acceptance of the public tender offer of Credit Agricole. The total revenues generated for the Greek government by these privatisation measures amounted to €1.74 billion, outstripping the target of €1.65 billion. The privatisation programme for 2007 includes further tranches of OTE, the Postal Savings Bank, and the Mont Parnes Casino, expected to generate around €1.7 billion this year.

- Following the first round of tax reforms, public limited companies, limited liability companies, partnerships, and public and private corporations will have their profits taxed at a rate of 25%, 10 percentage points lower than the company tax of 2004. Likewise, the corporate income tax rate for limited partnerships and general partnerships has been reduced to 20%, from 25% in 2004.

  The second round of tax reforms for

private individuals includes an increase in the minimum income tax bracket for salaried employees and pensioners from €11,000 to €12,000, and from €9,500 to €10,000 for the self-employed, agricultural workers, and others. Likewise, over the three-year period 2007-2009 there should be a gradual reduction in the central tax bracket from the current 30% to 25%.

With the same legislation, capital gains on products traded on the ATHEX derivatives market or foreign derivatives markets or any other organised market are exempted from tax on income from profits earned in the financial years commencing 1 January 2007.

Lastly, the Accounts Books Code was revised with a view to reducing red tape and lightening the burden on businesses in their daily transactions.

In 2007, three tax bills will be proposed in Parliament. The first concerns the setting up of a national committee on the prevention of tax evasion, the second, the exploitation of state-owned real estate, and the third, the customs code.

- In 2006, in the context of Law 3389/2005 on Public-Private Partnerships (PPPs), a total of eight projects was approved with a budget of €919 million in various sectors of the economy such as education, justice, government administration, and culture.

  In 2007, six of the above projects, with a budget total of €641 million, will be announced for tender. These are public projects that will be constructed using private funds and then conceded by the state for a period of 25 years. During the course of the year it is expected that a number of other PPP projects will be approved.

- In the 20 months since Development Law 3299/2004 was passed, 4,236 investment plan applications totalling

€10.7 billion were submitted. Of these, 2,260 – equivalent to €3.4 billion – were approved, creating 10,187 direct new jobs and many more indirect. The effectiveness of this legislation is demonstrated by the fact that the average number of approvals was 1,356 under the new law, while only 468 had been approved under the previous legislation (an increase of 190%).

A new investment law replacing Law 3299/2004 will shortly come into force. This new legislation, passed by Parliament in December 2006, provides for funding of up to 60% of the cost of the investment. In combination with the possibility of subsidising the operating costs of new units for two years it is expected to contribute to recovery in investment activity in the industrial sector.

1.3 THE GREEK BANKING SECTOR

In 2006, the domestic banking sector posted a substantial increase in profitability, continuing the upward trend of recent years. The sustained strong growth of the Greek economy and the increase in real per capita income supported credit expansion, and retail business in particular.

Net profit after tax and minorities of the top four Greek banks (NBG, Alpha Bank, EFG Eurobank and Piraeus Bank), which together represent about 70% of the domestic banking market in terms of assets, grew by 28% y-o-y to over €2.6 billion. Accordingly, ROE improved dramatically, reaching 25.8%. This is well above the 21% posted by European banks for the same period. The rise in profitability stemmed principally from growth in income, while the restrained increases in operating costs and provisions made a relatively smaller contribution.

The 17% y-o-y increase in income of the top four banks in 2006 stemmed primarily from stronger core income, while earnings from financial transactions and other income

DIAGRAM 1.3.1

BANKING GROUPS' PROFITABILITY RATIOS


%
28
24
20
16
12
8
4
0
13.7
15.7
24.0
25.8
2003
2004
2005
2006
ROE (%)

Source: Published balance sheets

Note: Includes data from the following groups: NBG, Alpha Bank, EFG Eurobank and Piraeus Bank grew at a slightly lower pace. Specifically, net interest income and net commission income grew by 18% and 15% respectively, contributing roughly 90% to total income. Retail banking continued to be the driving force, led by strong demand for mortgages.

The mortgage lending sector saw particularly lively competition in 2006. New products were launched, backed by systematic and vigorous marketing, and attractive pricing and terms. This, coupled with the substantial increase in interest rates over the course of the year (up 125 basis points), led to a reduction in interest margins, as banks passed on part of the increase to borrowers. The latter, combined with a similar policy vis-a-vis deposit products tended to balance the effect of the decrease in banks' net interest margin, thus keeping the margin of the top four banks in Greece in 2006 at around 3.3%, unchanged on the previous year.

Restrained growth in operating costs, at levels below those of income growth, had a positive impact on profitability. The operating costs of the top four banks grew by 11% in 2006. Specifically, general and administrative expenses posted annual growth of 13%. This development was the result mainly of intensifying organic expansion in SE Europe as well as the increases in these specific expenses in the domestic market:

- In SE Europe, growth in staff salaries and in general and administrative expenses far exceeded the corresponding components of the Greek market owing to the burden of increased operating expenses resulting from the opening of new branches.

- In the domestic market, two main factors contributed to the growth in general expenses. Specifically, there was an increase in extraordinary expenses related to the implementation of Basel-II and the Sarbanes-Oxley Act. Furthermore, with the intensification of competition, particularly in consumer banking products, there was a substantial rise in outlays for advertising and marketing.

DIAGRAM 1.3.2

BANKING GROUPS' NET INTEREST MARGIN



%
4
3
2
2.91
3.21
3.30
3.29
2003
2004
2005
2006

Source: Published balance sheets

Note: Includes data from the following groups: NBG, Alpha Bank, EFG Eurobank and Piraeus Bank.

DIAGRAM 1.3.3

BANKING GROUPS' COST/INCOME RATIOS


%
70
60
50
40
30
20
10
0
59.1
57.3
51.5
48.8
2003
2004
2005
2006

Source: Published balance sheets
Note: Includes data from the following groups:
NBG, Alpha Bank, EFG Eurobank and Piraeus Bank.

DIAGRAM 1.3.4

RETAIL BANKING GROWTH


%
50
40
30
20
10
0
26.2
27.2
33.4
25.8
28.9
51.7
38.6
33.2
25.5
23.2
10.1
3.2
MORTGAGES
CONSUMER LOANS
CREDIT CARDS
2003 2004 2005 2006

Source: Bank of Greece

The cost/income ratio of the top four Greek banking groups dropped by 260 basis points on an annual basis to below 49% in 2006. This level is considered good when compared with the efficiency ratios of other European banks operating primarily in the mature markets of Western Europe (58%).

In 2006, provisions rose by 7% y-o-y, lagging behind the 23% growth in loans. Provisions carried out in 2006 by the big four banks corresponded to 82 basis points vis-a-vis average loans outstanding (compared with 94 basis points in 2005), a level that kept the provisions coverage ratio unchanged on the previous year at 87%.

The key driving force behind loan growth in 2006 continued to be the domestic market, especially the retail segment. Specifically, demand for mortgages remained strong, as mortgages outstanding grew by 26% on an annual basis, with total mortgage disbursements topping €15 billion. While mortgage lending posted a substantial increase in penetration, leading the mortgage-to-GDP ratio to 30% from 26% in 2005, the market is still a long way from maturity, given that European mortgage penetration levels exceed 38%. Growth in mortgage demand in 2006 derived chiefly from the following key factors: a) the significant increase in per capita income, b) increased demand from immigrant sections of the population, c) a steadily declining number of residents per house, and d) increased demand for newer homes. Increases in ECB interest rates during the course of the year tended to have a restraining impact, but this was offset to a large degree by the absorption of much of the increases by the banks, thereby keeping interest rates at attractive levels.

Consumer loans posted slower growth in 2006, declining to 33% from 39% a year previously, due mainly to saturation of the credit card market. Indeed, growth in credit card lending reached just 3% in 2006 compared with 10% in 2005, while penetration levels were close to European averages.

Outstanding loans and advances (excluding bonds) by banks to businesses posted robust growth of 12% y-o-y compared with 9% in 2005, reflecting mainly expansion of credit to SMEs, as well as shipping.

Deposits also saw strong growth of 10% on an annual basis for the banking market as a whole, easily outperforming growth in nominal GDP over the same period (7%). The key lever for the strengthening deposit base in 2006 was the ongoing shift in funds from bond mutual funds to time deposits. Bond funds outstanding posted a decline of 51% relative to 2005, while time deposits grew by 34%, reflecting the interest rate increases that took place in 2006, making returns particularly attractive. Likewise, sight deposits grew by 6% y-o-y, while savings deposits posted a small decline of 2%, following an 8% increase in 2005.

As a result of these developments in credit expansion and deposits, the liquidity ratio (loans-to-deposits) of the four biggest banking groups in Greece stood at 112% at the end of 2006, compared with 105% at the end of 2005. NBG continues to enjoy a significant competitive advantage in this area, thereby ensuring relatively cheaper funding for its assets. Despite the substantial increase in loans in 2006, NBG Group's leverage (excluding Finansbank) remained well below its rivals, at 78% compared with 136% for its competitors.

The ongoing expansion of Greek banks in SE Europe in 2006 required the enhancement of regulatory capital, with the application of the latest methods for managing capital adequacy. Besides the increase in share capital carried out by NBG, there was considerable activity in the sphere of issuance of hybrid debt, securitisation of assets and liquidation of own shares. The Core Tier-I and Tier-I capital ratios of the four biggest Greek banks stood at 8.1% and 10.6% respectively in 2006, posting a small decline on the previous year.

DIAGRAM 1.3.5
CAPITAL ADEQUACY RATIOS



%
12
10
8
6
4
2
0
8.5
11.2
8.1
10.6
2005
2006
■ Core Tier I
□ Tier I

Source: Published balance sheets
Note: Includes data from the following groups: NBG, Alpha Bank, EFG Eurobank and Piraeus Bank.

TABLE 1.3.1
BANKING INTERMEDIATION RATIOS* (%)

	Greece	Euro area
Mortgages / GDP	30.1	38.4
Consumer loans / GDP	15.2	16.0
Private sector lending / GDP	92.1	109.5
Mutual funds / GDP	12.1	64.1

* *Estimates on the basis of latest available data (2006) Sources: Bank of Greece, National Statistical Service of Greece, ECB*

1.4 THE OUTLOOK FOR THE GREEK ECONOMY

The outlook for the Greek economy remains positive in 2007, with annual growth projected to be around 3.9%. Private consumption is likely to remain strong, propelled by increases in real pay, various tax breaks for individuals, and healthy credit expansion. Private investment activity will likely slow slightly, but it will nevertheless continue to grow at more than twice the European average on the back of balanced expansion in both construction and business investment activity. Public investment activity should speed up slightly due in part to a growing need for full absorption of CSF-III funds, to be completed in 2008. The external sector will continue to exert a negative impact on economic growth, though less than in 2006, as the favourable impact of shipping and tourism will still lag behind the exceptionally high sums spent on imports, which remain high mainly because a number of adverse factors will still continue to feed through (purchase of ships, imports of investment and consumer durable goods).

Reflecting the growth trend of the economy, the rate of unemployment is expected to decline further to just over 8%, while the gap between Greek and euro area inflation will likely remain unchanged at 1.1 percentage points. Core inflation is expected to accelerate to 2.9% on account of rising labour costs and the growth rate that persists at levels above potential. The €35 billion community and national participation, in the period 2007-2013, in the National Strategic Reference Framework is expected to help sustain the economy's growth trajectory.

The finalisation of the revised GDP, revised up by about 25%, should have a positive impact on the picture presented by public finance, with government debt declining to 85% of GDP, the public deficit to 1.9% of GDP, and the current account deficit to around 9% of GDP.

SECTION 2 STRATEGY OF THE GROUP: BUSINESS PLAN 2007-2009

STRATEGY OF THE GROUP BUSINESS PLAN 2007-2009

2006 saw a number of major changes at the NBG Group in the area of organic growth and acquisitions in SE Europe and the Eastern Mediterranean. Virtually the entire set of key targets contained in the three year Business Plan 2005-2007 were achieved one year ahead of schedule, including:

- enhancement of revenues and profitability,
- strengthening operational efficiency and performance, and
- improving capital efficiency.

In view of the vigorous expansion of the Group in the wider region of SE Europe, it was imperative that we extend and redefine our goals in a new Business Plan for 2007-2009. The new Business Plan aims to exploit the potential offered by the dynamically evolving region of SE Europe and East Mediterranean, setting out the strategy and targets that will forge NBG into a leading regional player.

The Group's vision, as set out in the Business Plan 2007-2009, is:

- to be the leading and most reputable financial institution in SE Europe, offering superior service to its customers,

- to become the employer of choice to the benefit of its employees, and
- to deliver superior returns to its shareholders, within an environment of modern and effective corporate governance and a carefully monitored risk management framework.

To achieve these key goals, the Group has formulated its strategic choices and actions for the next three years, focusing on four key areas:

- maintaining brisk growth in revenues
- further strengthening operational efficiency
- successfully integrating recent acquisitions and exploiting synergy potential
- effectively managing regulatory capital.

Revenue growth

Retail banking

Although business has expanded substantially in recent years, the domestic banking market still offers attractive growth margins in the retail segment. At end-2006, the ratio of household funding-to-GDP stood at 45% compared with 54% for the euro area as a whole. Furthermore, the robust growth of the Greek economy and the resulting increase in employment and per capita income have generated the conditions necessary for further expansion in lending to households.

However, the current slowdown in consumer lending and, to a lesser extent, mortgage lending is expected to become more pronounced as the market reaches full maturity over the coming years. Accordingly, competition is expected to intensify further among domestic banks, particularly regarding the quality of services offered, the range of innovative products available, and effective use of alternative delivery channels.

NBG intends to further strengthen its leading position in retail banking by exploiting its broad deposit base – one of its key competitive advantages – which enables it also to increase cross-selling potential at Group level, in particular retail products and bancassurance.

One of NBG's key competitive advantages is its leading position in mortgage lending, with a share of approximately 1/4 of the market. Notably, in 2006, NBG lent over €3.5 billion in new mortgages, as the total mortgage portfolio grew to €13.8 billion. This was due to the extensive branch network, customer loyalty and the innovative products that the Bank offers. NBG aims to maintain its market share and exploit alternative delivery channels, targeting especially construction companies and estate agencies.

The Group attaches particular importance to SMEs. The strengthening of its mobile sales force in 2006, which serves as an alternative sales network, proved to be particularly successful as lending to SMEs grew by 45% and the customer base by 4,500 new businesses. The mobile sales force visits professionals and small businesses, placing emphasis on personal contact and on-site consideration of the business needs, and the solutions that the Bank can offer. NBG aims to strengthen its relationship with businesses and to attract new customers by further extending the application of the successful hunter-farmer model, with the mobile sales force planned to triple by 2009.

As NBG upgrades its branch operations, it has improved services to customers. Affluent individuals and SMEs are served by Customer Relationship Managers (CRMs) who undertake to attend to their overall banking needs. The CRMs have the know-how vis-a-vis the full set of products of the Group and are qualified to identify and plan the financial needs of the customer. This new model has been implemented in almost the entire NBG branch network, while in 2007 it will be extended to private retail customers. Through this model, the Bank has made significant improvements in customer service, as it can now offer new value-added services. The benefits for the Group focus on growth in business with existing customers (i.e. increases in loan balances and cross-selling) as well as the attraction of new customers.

DIAGRAM 2.1

NUMBER OF CUSTOMERS OF THE BANK


DEPOSITS
~5 mn
INSURANCE
~1 mn
CARDS
~990 thd
MORTGAGES
~500 thd
M/Fs
~170 thd

Investment services - Insurance

In the area of investment services, in early 2007, NBG completed its acquisition of P&K Investment Services (including its subsidiaries P&K Securities and P&K MFMC) with a view to creating the largest integrated securities firm in SE Europe. Operating in the spheres of investment banking, asset management and brokerage, the P&K Group has a wide customer base comprising companies, individuals and institutional investors in Greece and abroad, and is noted for the quality of the services provided. In 2006, P&K held second place vis-a-vis trading volume on the Athens Exchange, with a market share of 12.3%. The single entity to emerge from the union of National Securities and P&K is expected to play a leading role in the primary and secondary markets for share trading and aspires to extend these activities by leveraging the Group's infrastructures, particularly in Turkey and Romania.

In the area of Asset Management and Insurance, the years ahead are expected to offer wide margins for growth across the market as a whole, owing to their low penetration levels. It is notable that mutual fund penetration in Greece amounts to just 12.6% of GDP, when the corresponding level in Europe is over 65%. Likewise, the ratio of total insurance premiums-to-GDP is just 2.6% in Greece, while in Europe this ratio stands at over 8%. In asset management, in particular, efforts will be stepped up to enhance the mix of higher performing fund categories, while special emphasis will be placed on exploiting the extensive branch network of the Bank as a sales channel. With respect to insurance, besides the benefits that it will reap from the long-term rationalisation of domestic market penetration, the NBG Group expects to achieve significant synergies in the international markets. For instance, in Turkey, the plan is to launch an insurance company jointly with Finansbank; in Romania the Group will leverage the newly acquired Alpha Insurance; and in Bulgaria collaboration will proceed jointly with AIG.

In bancassurance, the Group intends to exploit the synergies deriving from its broad customer base. The key targets for the three-year period 2007-2009 are to enhance

TABLE 2.1

BUSINESS PLAN 2007-2009:
LOANS & INCOME

Net interest margin	**2009**
Group	–4.0%
Group loan growth	**Annual av. ('07-'09)**
Greece	> 16%
Turkey (in YTL)	> 35%
SE Europe	> 40%
Income growth	**Annual av. ('07-'09)**
Group	> 20%
Domestic	> 10%
Finansbank*	> 23%
SE Europe	> 30%

* Excluding profits from the sale of international operations in 2006, in YTL

the performance of insurance business by better leveraging the sales network, launch new products, strengthen incentives across the sales network and revise pricing policy.

The Bank is currently in the process of upgrading the services it offers to its private banking customers. To this end, it is extending its network of investment centres, and marketing select third-party open-architecture products via agreements with leading international investment houses.

Acquisitions in SE Europe

In view of the fact that banking penetration levels in Greece in the medium term are maturing, and due to the limited scale of the Greek market, the NBG Group is looking to expand in markets that present lower credit penetration and bigger margins for growth. To this end, it succeeded in strengthening substantially its presence in the wider region of SE Europe in 2006. Foreseeing the rapid developments that are currently taking place in the international environment and the need to expand into new dynamic markets that offer growth at levels similar to those of other major banks operating on a European level, NBG made two important acquisitions in 2006, in Turkey and Serbia.

In SE Europe, the NBG Group has laid the foundations for growing its business at double the rate of the domestic market. Shared features of the SE European countries where NBG is active include the low penetration of lending products, increasing banking intermediation, and dynamic growth and stabilisation of the economies in question as they begin to converge with the more developed economies of the EU. As the round of acquisitions in the region has reached completion, the Group is shifting its focus primarily to organic growth, targeting dynamic expansion of its retail banking business and the SME market.

In April 2006, NBG took the momentous strategic step of acquiring a 46% shareholding in Finansbank, the fifth largest private bank in Turkey, while in January 2007 the public tender offering for the minority shares was very successful, increasing NBG's shareholding to the desired target of 89.4%. This acquisition signals the consolidation of NBG's presence in SE Europe, giving it access to a market of 70 million inhabitants, more than double the number prior to the acquisition.

Finansbank is a dynamic private bank run on innovative methods for growing and supporting its business, led by a highly efficient management team, and enjoying a strong position in the Turkish market. It further consolidated its strong position in 2006, posting lending growth of over 75% and 50% respectively in retail and corporate banking, outperforming the targets that had been set for the year. Note that the impressive growth in loans was achieved in spite of the emerging market turbulence in mid-year, with Finansbank succeeding in boosting its market share of loans from 5% to 6% during the course of the year while maintaining the quality of its loan book well above that of any of its competitors in Turkey. Finansbank's profitability for the 135 days that it was part of the NBG Group amounted to over €156 million, of which €87 million corresponds to the Group in line with its percentage participation prior to the recent public tender offering to minority shareholders completed at the end of January 2007.

In 2006, Finansbank opened 100 new branches in Turkey bringing the total to 309 at the end of the year. This vigorous network growth will continue over the course of the coming three years, the goal being to open a further 240 new branches, bringing the total to 550 in 2009.

The dynamic growth course of Finansbank, which is expected to continue, comes on the back of a plethora of top-notch qualifications including the expertise and capabilities of its management team, the efficiency and effectiveness of its sales network, and the link-up of staff performance with pay. The bank is expected to post average annual income growth of around 25% in the three-year period 2007-2009. Its profitability over the same period should increase by around 28%, contributing approximately 30% to NBG Group profits in 2009.

In December 2006, the Group completed the acquisition of a 99% shareholding in Vojvodjanska Banka. This was Serbia's biggest sale to date of a state-controlled bank. Through the acquisition of Vojvodjanska – the second largest bank in Serbia in terms of branch network and sixth largest in terms of assets, and with over 600,000 retail and 60,000 business customers – NBG has strengthened its presence in the Serbian market, increasing the number of its branches to 210 and its market share in deposits to 8%, with around 10% in much sought-after deposits in local currency and 6% in lending, thus making it one of the country's leading banks.

According to the new Business Plan, by 2009 around 300 new branches will be opened, bringing the total number of the Group's branches in SE Europe to over 800. As a result, the Group's SE European business is expected to contribute over 13% of total Group profitability in 2009.

In line with the strategy and actions set out in the new Business Plan, the dynamic expansion of the Group's business in SE Europe and Turkey over the coming three years will forge the Group into a leading regional force, with significant geographical diversity vis-a-vis sources of income and profitability. For 2009, Management's target is for the Group's SE European and Turkish businesses to generate approximately 45% of total Group profitability while over 60% of its branches and employees will be outside Greece. Note in particular that these targets will be achieved despite the expected continuation of high growth in NBG's business in the domestic market.

DIAGRAM 2.2

TURKEY: RETAIL MARKET SHARE


>10%
6.3%
2006
2009F

DIAGRAM 2.3

SEE: RETAIL MARKET SHARE OF THE GROUP


>10%
7.2%
2006
2009F

Enhanced operational efficiency

In 2006, the first phase of internal reorganisation at the Group was completed, through a range of actions that aimed at actively monitoring and containing operating expenses. These actions have led to more efficient management of general expenses and staff costs at the Bank, resulting in below-inflation increases. In SE Europe, operating expenses grew at a faster pace than in Greece due to the vigorous organic expansion of the Group in the region.

As a result of the Group's endeavours to control costs, the Group's efficiency – as expressed by the cost/income ratio – stood at 50.7% in 2006 compared with 53.3% in 2005, while it was close to the 2007 target of 50% set by the Business Plan 2005-2007.

In the three-year period 2007-2009, the NBG Group will step up its efforts to contain administrative expenses by initiating the second round of internal reorganisation. The key actions will focus on centralisation of commissions at Group level, and on further rationalisation of general expenses by introducing best practices. As a result, in 2007-2009, domestic general and administrative expenses are expected to increase at roughly the same pace as inflation, on average, each year, while in the wider SE Europe region, growth in these expenses will be outstripped by the increase in revenues, thereby improving significantly the ratio of general expenses to income.

As regards staff productivity increases, the main actions planned for the coming three-year period will aim at reducing those tasks carried out in the branch that are not associated with sales, and the improved management of human resources. Special emphasis will be placed on training and professional development of staff, while the application of productivity bonuses and performance-related pay will be strengthened, thereby enhancing incentives and rewarding performance.

The Group's operational efficiency is expected to improve significantly to levels below 44% in 2009, compared with 50.7% in 2006, boosted mainly by improvements in the cost/income ratio of Finansbank, which is forecast to fall to below 41% in 2009, from its 2006 level of 45%.

Effectively integrating new acquisitions and leveraging synergies

The recent acquisitions – particularly Finansbank – have created a new structure for the Group, with a wide diversity of revenue and profitability sources that derive in large

DIAGRAM 2.4

INFLATION & INCREASE IN INTERNATIONAL OPERATING EXPENSES (07-09)



~4
2.8
Average inflation - Greece
Increase in operating expenses (07-09)

DIAGRAM 2.5

NO. OF INTERNATIONAL BRANCHES



>1,300
680
2006*
2009F

* not including Vojvodjanska Banka

part from operations outside Greece. In 2006, more than half the branches, about one fifth of income, and a quarter of profits derived from the wider SE Europe region. According to the targets set out in the Business Plan 2007-2009, about 45% of NBG Group profitability in 2009 will be generated outside Greece. The leverage of significant synergies arising from the new Group structure will contribute to growth in this direction, as effective integration into the Group of the recently acquired banks is expected to generate substantial benefits.

The benefits and synergies to emerge can be broken down into the following categories:

1) **Enhanced revenues**: exchange of know-how is expected to result in long-term synergies, with transfer of knowledge in retail banking, trade finance, and asset management for business customers, within the context of the wider geographical spread of the Group and the application of common procedures and practices.

2) **Cost containment**: the Group expects to realise synergies in the area of control and containment of operating expenses resulting from economies of scale in procurement, while further benefits will result from integrating IT systems and know-how in centralised operations.

3) **Reduced funding costs**: immediate synergies are expected, as a part of the acquired banks' funding requirements can be met at substantially lower cost. This will be achieved as they are integrated into the Group, and will lead to an increase in liquidity and an improvement in their credit ratings.

According to the Business Plan 2007-2009, at the end of the three-year period the total impact of these synergies on Profits before Tax will be in the region of €150 million.

To achieve effective integration of the new members into the Group, it is imperative that a single control and management system is up and running. On this front,

TABLE 2.2

BUSINESS PLAN 2007-2009: OPERATIONAL EFFICIENCY

Growth in operating expenses	Annual av. ('07-'09)
Greece	~4%
Turkey & SE Europe (€)	~20%
- Staff	+15%
- New Branches	+25%

Efficiency	2006	2009
Group	51%	<44%
Finansbank	45%	<41%
SE Europe	51%	<48%

substantial work has already been done by means of special projects for the integration of financial reporting, performance management, risk management, corporate governance and regulatory compliance.

Effective management of regulatory capital

Active management of the Group's regulatory capital is being strengthened alongside the changes in strategic orientation, and the rapid growth in lending, particularly in SE Europe and Turkey. Accordingly, NBG sold off a number of its shareholdings in sectors and activities that either did not yield satisfactory returns or were not compatible with its strategy.

Following the sale of its subsidiary Atlantic Bank of New York to New York Community Bank at the end of 2005, the Bank sold its Canadian subsidiary National Bank of Greece (Canada). The sale of these two banks is in line with NBG's strategy to discontinue operations in mature markets where the prospects of further growth are limited and where, in any case, NBG has only a very small presence. The Group will continue to withdraw from non-strategic sectors and divest its portfolio of low-yielding assets so as to better utilise the funds it invests, thereby generating benefits for its shareholders.

The creation and maintenance of an environment of international best practice management is essential in order to ensure NBG's compliance with the requirements of the new stricter Basel-II framework of rules regarding capital adequacy of banks. In the first stage of implementation of Basel-II, the NBG Group saw its regulatory capital affected to only a very small degree. Following the increase in share capital and the acquisitions discussed above (including 99% integration of Finansbank), the Group's Upper Tier I capital adequacy ratio stood at 8%, 50 basis points above the minimum target of 7.5% set out in the Business Plan 2007-2009.

Growth in operations will be supported by strict and efficient management of the Group's regulatory capital throughout the three years ahead. Further expansion of the Group through acquisitions will continue to be selective, ensuring desired returns on the

TABLE 2.3

BUSINESS PLAN 2007-2009:
PROFITABILITY & RETURN

Growth in net profits*	**Annual av. ('07-'09)**
Group	> 30%
Domestic	> 20%
Finansbank**	> 25%
SE Europe	> 35%
Return	**('09)**
ROE (excluding goodwill)	> 35%
ROE	> 24%

* Profits after tax and minority interests

** Excluding profits from the sale of international operations in 2006, in YTL

capital invested, but will be relatively small-scale in the coming two years.

The transformation of the Group into a modern international organisation requires further changes at a multitude of levels. The progress already made is particularly important and has laid the foundations for a successful outcome to the Business Plan 2007-2009.

SECTION 3 ACTIVITIES OF THE GROUP IN GREECE

3.1 RETAIL BANKING

Retail banking is the most dynamic segment of the Group's activities. Its strong upward path provides the basis for the continued momentum in income growth. Retail lending outstanding (excluding Finansbank and Vojvodjanska Banka) rose by 25% in 2006, to €23.2 billion at the end of the year, representing 63% of total loans, while the Group's market share in lending to individuals amounted to 23%.

DIAGRAM 3.1.1

BANK MORTGAGE LOANS
(NEW DISBURSEMENTS - € MILLIONS)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,338
1,802
2,607
3,500
3,538
2002
2003
2004
2005
2006

Mortgage lending

2006 was yet another successful year for mortgage lending despite the intense competition that prevailed in the market and the generalised upward trend in interest rates in the euro area. NBG addressed these challenges successfully by granting new mortgage loans amounting to €3.54 billion, a slight improvement on the remarkable performance of mortgage lending in 2005 (€3.50 billion), while mortgages outstanding reached €13.8 billion at end-2006 (up by 20.4% y-o-y) (DIAGRAMS 3.1.1 and 3.1.2). It should be noted that the Bank has the largest and oldest mortgage portfolio and thus faces higher levels of loan pay-offs than its competitors. Despite the intensely competitive environment, the Bank retained its leading position in mortgage lending, with a market share of around 25%.

Fierce competition, particularly during the second half of 2006, was especially evident, as various new mortgage packages were launched on the market, on very favourable financing terms, such as offering customers exemption from loan approval charges and low fixed interest rates for the first years of their mortgage loan. Thus, NBG mortgages offering fixed interest rates for over three years comprised about one third of mortgage loans granted in 2006 compared with just 1% in 2005.

In 2006, NBG promoted current mortgage packages placing emphasis on fixed rate products, such as the 3, 5, 10, 15, and 20-year Estia, the Estia Security-5 and Estia Fixed-Rate Instalment, which provide interest rate protection for the customer against potential increases in the ECB intervention rate. Moreover, NBG launched a new range of fixed interest rate mortgage products, including Estia 1+3 and Estia 1+5, at a fixed rate for the first four and six years respectively, offering a particularly competitive interest rate for the first year. Furthermore, Estia-3 Low Start-Up and Estia-5 Low Start-Up allow for initial payment of interest alone instead of capital. Lastly, at the end of 2006 new mortgage products were launched in foreign currency (Swiss francs). At the beginning of 2007, the Bank introduced three pioneering product: Estia-1+3 CHF and Estia-1+5 CHF, at a fixed interest rate for, respectively, the first four and six years and a competitive interest rate for the first year, and Estia Floating CHF, at a floating rate based on the 1-month interbank market rate in CHF, plus margin. For an additional charge, these products also offer protection against exchange rate risk.

As part of its efforts to effectively market its mortgage loans, the Bank expanded its cooperation with constructors and estate agents, who contributed to the new loans granted in 2006 by 7%, compared with just 2% in 2005. The development of alternative marketing channels for products is at the forefront of the Bank's mortgage lending policy and is expected to expand further, generating even more positive results.

DIAGRAM 3.1.2

BANK MORTGAGE LOANS
(BALANCES AT YEAR END - € MILLIONS)



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
5,645
6,912
8,854
11,486
13,825
2002
2003
2004
2005
2006

DIAGRAM 3.1.3

BANK CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)


1,600
1,400
1,200
1,000
800
600
400
200
0
1,030
1,221
1,415
1,469
1,496
2002
2003
2004
2005
2006

DIAGRAM 3.1.4

NUMBER OF THE BANK'S POS TERMINALS


2006
2005
2004
2003
2002
70,000
60,000
57,000
50,000
43,000
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000

Credit Cards

In 2006 competition was intense at all levels, while, for the first time since 2003, interest rates pursued an upward path. Within this context, NBG's acquiring rose by 4.5% to €1,294 million, while POS terminals topped 70,000. In the meantime, balances on credit cards reached €1,496 billion, against €1,469 billion in 2005 (DIAGRAM 3.1.3).

Moreover, the Bank focused on the promotion and development of "go", the new pioneering credit card launched at the end of 2005. The "go" card is fitted with a smart chip which supports sophisticated customer loyalty programmes in cooperation with a broad commercial business network throughout the whole country, generating instant gains and benefits for the consumer. This strategy has proved to be a revolutionary development in the Greek market.

The "go" Mastercard, VISA and "go" Gold Mastercard were launched to replace the existing magnetic tape cards, with the result that by the end of the year some 581,000 "go" cards had been issued. Cooperation with large businesses, in both the commercial and services sectors, led to the participation of 1,400 stores in the "go National" programme.

Besides the above developments, actions taken by NBG to grow its card balances inc

- The launch of "My Club Card", which incorporates a loyalty programme in cooperation with commercial enterprises, offering privileges and discounts for transactions performed within the IASO Group (health sector).
- "Private label" cards were marketed in collaboration with three large electrical appliances dealers.
- Development of alternative card sales networks on the basis of commercial agreements with two large retail businesses.
- Card upgrade programmes (from the ordinary MasterCard to the gold "go Mastercard") were carried out rewarding good customers, enhancing customer loyalty and further increasing the use of credit cards and balances outstanding.

- Programmes to encourage inactive cardholders were implemented offering a two-month interest-free period for purchases.

Consumer credit

Promotion of new products, and re-launching and seasonal offers of existing products, as well as new synergies, led consumer loans outstanding in 2006 to grow by 24% to €3.2 billion. New loans amounted to €2.1 billion, up 27% on 2005, despite the significant decline in car loans due to the lower number of car sales nationally.

Personal loans, in particular the "Weight off your shoulders" loan product, which held the leading position in the market in 2006 in terms of volume and portfolio quality, contributed substantially to the Bank's strong performance. Overall, personal loans outstanding rose by 168% on the previous year. The "Open loan" and "Overdraft" revolving credit products posted success as their balance grew by 12% and 18% respectively, boosted by the Fast Line loan approval service.

Due to effective organisation, sales via the network and merchants of consumer goods and cars received a significant boost. Emphasis was placed on forging partnerships with new enterprises (loans, and discounting of instalment payments) and further penetrating the car and motorbike market.

Lending to small businesses

NBG's dynamic efforts to penetrate the small business and professionals market led to a 45% rise in loans outstanding in 2006 – well above the market average – reaching €2,952 million (DIAGRAM 3.1.7). The customer base grew by 16%, with more than 7,000 new customers. Marketing actions mainly focused on:

- Further leverage of the potential offered by the new SME Customer Relationship Managers (a mobile sales force) and Banking Advisors who contributed approximately one third of the new loans

DIAGRAM 3.1.5

BANK TRANSACTION VOLUME (ACQUIRING) (€ MILLIONS)


2006
1,294
2005
1,238
2004
1,101
2003
1,021
2002
944
0
200
400
600
800
1,000
1,200
1,400

DIAGRAM 3.1.6

BANK CONSUMER LOANS
(BALANCES AT YEAR END - € MILLIONS)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,218
1,592
2,183
2,559
3,180
2002
2003
2004
2005
2006

DIAGRAM 3.1.7

LENDING TO SMALL BUSINESS
WITH TURNOVER BELOW € 2.5 MILLIONS
(BALANCES AT YEAR END - € MILLIONS)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,755
2,041
2,952
2004
2005
2006

DIAGRAM 3.2.1

BREAKDOWN OF NBG BUSINESS
LENDING PORTFOLIO (2006)


SHIPPING
7.5%
PUBLIC
SECTOR
20.9%
SMEs
33.6%
LARGE
CORPORATES
38.0%

- The launch of "Right Now", a new product, which is available under simplified approval procedures to professionals and owners of small businesses and designed to meet short-term financing needs
- Evaluation of 1,600 investment proposals within the context of the Regional Business Programmes of the CSF-III 2000-2006 and subsequent loan applications.

3.2 BUSINESS LENDING

The business lending sector comprises lending to large corporations (i.e. businesses with turnover over €50 million), medium-sized enterprises (i.e. with turnover of €2.5-€50 million) and shipping. At end-2006, the Bank's market share in the business lending sector stood at an estimated 19%. In growing the performance of this sector, particular emphasis has been placed on cross-selling and medium-sized business credit.

Corporate lending

NBG's total lending to large corporations, including loans to the public sector, rose by 9% in 2006 to €7.9 billion. Successful cross-selling initiatives were taken for the promotion of NBG Group products and services to customers, mainly in the areas of insurance, company cards, company payrolls and investment banking services. As regards credit policy, the Bank endeavoured to strengthen its working relationship with businesses in the energy sector and to support investment programmes designed to develop new forms of energy or other innovative investments such as financing the construction of the first factory for the production of photovoltaic modules in Greece.

In project finance, nine new projects were financed in 2006, amounting to €182 million, more than doubling the relevant volumes. NBG participated in financing projects in Greece (Rio-Antirio Bridge, Karaiskaki Stadium etc.) and abroad. Furthermore, the Bank's club loans to financial organisations in SE European countries grew by 21%. As a result, commissions deriving from these areas of activity grew by 64%.

Lending to medium-sized businesses

In 2006, growth in lending to medium-sized enterprises totalled 25%, nearly double the growth in lending to other business categories, while NBG lending outstanding stood at €4.0 billion. Accordingly, the Bank's market share in this sector grew substantially.

For yet another year, growth in lending balances went hand-in-hand with a significant increase in cross-selling. The offering of integrated packages of products and services to customers not only serves to enhance the value of the customer to the Bank but also generates value-added for the customer's business and optimum management of his financial needs.

Shipping credit

Shipping credit in 2006 focused on retaining existing customers with a long-standing tradition in this sector. In 2006, the shipping balance stood at US$1,136 million while non-disbursed financing commitments – mainly concerning the financing of ships under construction - amounted to a further US$470 million. The number of ships under finance stood at 192. The number of ships under 5 years old reached 37% of the total shipping book. This business ensures that the Group maintains its key position internationally with regard to the financing of Greek-flagged vessels.

Management of business credit

Business credit restructuring was a top priority in 2006. The responsibility of monitoring and managing non-performing corporate loans and other special cases has been assigned to the newly formed Corporate Workout Division. By the end of the year, the new unit focused on the organisation of procedures and the development of non-performing loan retrieval strategies, contributing not only to the collection of debts overdue but also to the restructuring of group claims.

Lastly, in a move to reduce back-office workload in the network and focus on sales, a new division – Corporate Credit Management – was set up, which will gradually take on the back-office responsibilities of the lending units, including rationalised implementation of credit approvals, monitoring of loan repayments, and control of pledged securities.

3.3 ASSET MANAGEMENT

NBG's robust deposit base remains a key competitive advantage and offers strong potential for cross-selling. The range of investment options offered to customers is expanding constantly with products that combine good returns and flexibility.

Deposits - Investment products

In 2006, total liabilities to Group customers (excluding Finansbank and Vojvodanska) posted grew by 9% to €47.3 billion. If the two recently acquired banks are included in the calculation, total liabilities to customers amounted to €53.2 billion. Time deposits posted the highest growth, up 36%, while sight deposits increased by 12%. Together, the key deposit categories (sight and savings) amounted to 68% of total liabilities to customers (DIAGRAM 3.3.1).

As part of NBG's efforts to better target specific customer segments, various product packages were marketed in 2006, including:

- Re-launch of "Salary Plus" and "Salary SuperPlus" for large corporate customers.
- Launch of "OPAP agents Professional Plus", a tailor-made multi-product to meet OPAP agents' needs.
- Re-launch of "Student Life", designed to meet savings, transaction and financing needs of students and their families.
- A new multi-loan for economic immigrants was designed and prepared for launch in the first quarter of 2007.

In 2006, Phone Banking was introduced on a pilot basis with a view to further improving

DIAGRAM 3.3.1

BREAKDOWN OF NBG GROUP* DUE TO CUSTOMERS (31.12.2006)


REPOS
0.2%
OTHER
1.0%
TIME DEPOSITS
30.8%
SAVINGS
53.6%
SIGHT
14.4%

*excluding Finansbank and Vojvodjanska

customer service and enhancing the management of the customer base.

As regards investment products, new "Capital Plus" guaranteed initial capital products continued to be released in 2006, offering investors potentially higher returns depending on the performance of the financial indices to which they are linked (stock exchange indices, interest rates, exchange rates, etc). In all, 11 new product ranges (13 in euro, mainly comprising medium- to long-term products in euro, and 10 products in USD) were launched, raising €176.4 million and US$42.4 million.

Mutual Funds

The Group manages 28 DELOS M/Fs and 13 NBG Funds SICAV (Luxembourg). In 2006, Diethniki ranked first in the Greek market, holding a share of 29%, while the total assets of funds under management reached €7.24 billion. This development is very important, as overall there was a reduction of the total market assets over the same period. The high level of investment services provided, systematic training and support for the sales network, and a steadily expanding range of mutual funds on offer all played a key role in the Group's positive performance.

A key contributor to growth was the integrated solutions offered to customers, with the development of personal investment portfolios. Seven competitive, top-quality, cutting-edge products were launched as part of the drive to boost sales.

The DELOS SYNTHESIS Fund of Funds range, now expanded with four new products, signals the launch of a new investment philosophy, offering:

- Leverage of selected M/Fs that are managed by major international financial institutions
- Wide dispersion across key international markets and the highest performing economic sectors.
- Portfolio selection tailored to each investor's profile and investment
- Capability of immediate restructuring of portfolio

DIAGRAM 3.3.2

ASSETS & NUMBER OF M/Fs (YEAR-END - € BILLIONS)



(BILLION, €)
10
9
8
7
6
5
4
3
2
1
0
40
30
20
10
0
25
34
35
35
41
4.31
7.81
8.69
7.23
7.24
2002
2003
2004
2005
2006
ASSETS (€ BILLIONS)
NUMBER OF M/Fs

DIAGRAM 3.3.3

MUTUAL FUNDS: MARKET SHARE



%
35
30
25
20
15
10
5
0
16.7%
25.3%
26.9%
24.6%
29.0%
2002
2003
2004
2005
2006

- Low cost and zero participation commission

Two new pioneering products for the Greek mutual fund market – DELOS Delta Sky and DELOS Delta Smart – combining potentially high returns linked to a selected stock index, offer a high degree of initial capital guarantee.

The high scores achieved by DELOS M/Fs and NBG Funds SICAV in the monthly ratings of Morningstar, the international mutual funds rating agency, reflect the high standard of fund management at the Group. At the same time, they reflect the emphasis that the Group places not only on the breadth of its range of funds but also their competitiveness, which means further benefits for customers.

Private Banking

NBG's private banking services, backed by a specialised team of officers, provide a wide range of investment solutions and top-class services on the basis of a careful assessment of the customers' financial needs. The Group's main goal is to fully meet customers' investment needs by offering pioneering products and services.

Private banking business and the development of further infrastructure grew at a rapid pace last year, with results exceeding the targets set. Funds under management grew by 26%, thereby enhancing Group profitability.

In the context of our new open-architecture philosophy, various selected products of financial organisations other than NBG are available exclusively to private banking customers, including mutual funds and complex products issued by top international investment houses (e.g. UBS, Black Rock/Merrill Lynch, Allianz, Deutsche (DWS), BNP Paribas).

Moreover, the London and Guernsey private banking units have been offering more specialised products. In 2006, NBG's private banking ranked second in Greece according to the annual survey conducted by *Euromoney* magazine.

To further enhance customer service, in 2007, three new units will be opened in Athens and other regional cities. Furthermore, filling out its overall spectrum of services offered, the Group is also planning to provide discretionary management services to its customers. Lastly, the foundations have been laid for the Group to grow its private banking business in the other SE European countries, since this segment comprises a key component of the new three-year Business Plan.

3.4 INVESTMENT BANKING

NBG Group holds a leading position in investment banking services such as treasury activities, brokerage, capital market operations, consulting services, venture capital and custodian services.

Treasury activities

The Group's Treasury is active in government bond and forex trading, interbank products, and market-traded and OTC financial derivatives. It also provides institutionals, corporations and big private-sector investors with value-added deposit products and investment options.

NBG's long-standing experience and strong presence in the market is reflected in the fact that for the sixth year in succession it ranked first among 22 primary dealers in government bonds traded through the Electronic Secondary Securities Market, according to Bank of Greece data. Note that NBG participates as a general clearing member in the Frankfurt-based Eurex derivatives market, the largest of its kind in the world. Furthermore, NBG participates as a primary dealer in the electronic market of securities issued by the Cypriot State in euro.

With regard to trading of interbank deposits, the Group has established itself as one of the primary dealers in Europe. The Group's key role in money market interbanking is reflected in its participation in the ECB's Money Market and Liquidity Working Group, which monitors the liquidity situation in the European interbank market. Moreover, NBG is the only Greek bank participating on the Euribor panel, the group of banks that determine the benchmark rates for Euribor and EONIA on a daily basis.

In the interbank market for Greek government bond repos, NBG maintains a dynamic profile on the European level. It is also the only Greek bank to participate on the EUREPO panel, which sets the official rates for euro area bond repos. Note also that NBG was awarded the title of "Best Foreign Exchange Bank in Greece" for 2006 by the industry journal Global Finance.

In the sphere of debt issues, the Group participated as lead manager in a number of major bond issues in 2006, such as the "retap" of the 30-year Hellenic Republic benchmark bond totalling €4 billion, as well as two private placements of Greek sovereign bonds. Lastly, NBG was the lead manager of OTE's global two-part issue of primary debt.

Brokerage

In 2006, the Athens Exchange posted the highest trading volumes of the past six years and investors turned to small and medium-cap businesses. These developments were assisted by the substantial inflow of funds from foreign institutionals and increased corporate M&A activity, especially in the banking and telecommunications sectors.

The Group retained its position in the market, posting significant growth in revenues and profits. This particularly good performance reflected increased activity across all customer segments, though primarily international institutionals and retail investors, the latter benefiting from cooperation with the Bank's branches.

Furthermore, the NBG Group was among the first Greek groups to become members of the Cyprus Stock Exchange (CSE) in 2006. Thus, the Group's customers can now perform transactions in the CSE through the shared trading platform of the CSE and ATHEX. At the same time, customers can also carry out transactions in international markets, purchase shares on credit (margin account), invest in domestic and foreign derivatives, and conduct on-line trading. In 2006, the Group expanded its special trading of selected shares of the FTSE/ASE-20 index and derivatives on shares of selected companies of the FTSE/ASE-20 and FTSE/ASE-Mid 40 indices.

Capital market operations

IPO activity was sluggish in 2006. Thus, despite the more favourable listing criteria provided for, on a transitional basis, by the stricter ATHEX regulations which came into effect at the end of 2005, only two IPOs took place: Eurobank Properties SA and the Greek Postal Savings Bank, aimed at both local and specialised international investors. The funds raised totalled €725 million.

In terms of risk undertaken, in 2006 the NBG Group held a leading position vis-a-vis market share of public offerings, at 25.9%, as it was one of the two Lead Coordinators in the IPO of the Greek Postal Savings Bank.

However, public tenders saw an increase in activity, pursuant to the introduction of new legislation (Law 3461/2006). In all, 14 public tenders took place, with the Bank successfully acting as authorised credit institution in six of them.

Consulting services

In 2006, the Bank was financial advisor to the Greek government for the six major infrastructure projects currently underway in the form of concession agreements, while for two of them – the Thessaloniki underwater road artery and the Ionia Highway – the agreements with the selected concessionaires have been signed. Furthermore, the NBG Group provided consulting services to the government for the operational phase of the Attiki Highway and the Rio-Antirio Bridge.

NBG participates actively in Public and Private Sector Partnerships (PPPs), undertaking consulting services for public sector bodies that will promote the construction of the projects, and for consortia in the private sector that express interest in participation. In 2006, the Bank participated in the first tender for an Advisor announced by the School Building Organisation (OSK), while by

March 2007 NBG participated at the head of a consulting consortium in three similar tenders.

Venture Capital

The Group's activity in the venture capital sector focuses on three main areas: the UK and Western Europe, Greece and SE Europe, and Technology. Funds under management totalled €420 million in 2006, compared with €320 million in the previous year.

The UK fund carried out its third successful investment sell-off, generating a tenfold return on the funds invested, and made two new investments. In Greece and SE Europe, the Group manages funds totalling €200 million. It has set up in-house teams in London and Athens and has opened representative offices in Romania and Bulgaria, with a view to identifying and exploiting purchase and expansion investment fund opportunities in these markets.

The NBG Technology Fund completed its first successful liquidation in 2006 and is now focusing on two new investments amounting to €2.5 million in the fields of medical equipment, energy, telecommunications and media, in which NBG has considerable experience.

Custodian services

The Group holds a leading position in the domestic market of custodian services and payments. It participates in domestic and international institutions that put together proposals and policies regarding custodian services, money market operations and foreign trade transactions. The Group's key aim in this sector is to strengthen its competitiveness and further enhance its working relationships with international banks.

In 2006, NBG scored first and was awarded the title "Commended" for custodian services provided to foreign and Greek institutionals by the industry journal *Global Custodian Magazine*. Also, it ranked second in the custodian services survey (Guide for sub-Custodian services) carried out for 2007 by *Global Investor*.

3.5 STRATEGY FOR THE UPGRADING OF OPERATIONS

The provision of high quality banking services is achieved through a wide branch and ATM network, as well as via alternative channels, such as internet and phone banking.

Branch network

At 31 December 2006, NBG's domestic network totalled 557 branches, of which 231 were full banking units and 326 retail banking units. Furthermore, banking transactions were available through 11 special units (9 NPL units, 1 custodian unit for institutional investors and 1 private banking unit), 38 transaction offices, 9 correspondents, 2 mobile bank units and 18 branch annexes.

In 2006, 6 new branches, 3 branch annexes and 6 transaction offices were opened, while 16 branches were merged and 4 special units were abolished. The branch network restructuring programme will continue in 2007, in the light of customers' changing requirements, local market dynamics and the growth of alternative delivery channels. Emphasis will be placed on increasing NBG's physical presence mainly in large urban areas. Specifically, plans are for 30 new branches to be opened and others to be merged, so that by the end of 2007 the network will consist of approximately 580 units.

In 2006, the average number of employees per branch was approximately 15, while 84% of the network staff worked in product teams. Average staff productivity improved significantly, as can be seen from the growth in business (DIAGRAM 3.5.1), despite the fact that the number of employees declined.

With a view to improving network performance and relieving the branches of back-office operations, overall procedures will be reviewed

DIAGRAM 3.5.1

PERCENTAGE CHANGE IN BRANCH NETWORK BUSINESS (2006-2005)


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
20%
34%
38%
46%
NEW CREDIT CARD ISSUED AT BRANCH INITIATIVE
DEPOSIT & INVESTMENT PRODUCTS IN € & FX
CONSUMER LOAN BALANCES
SME LOAN BALANCES

in order to prepare specific proposals for their simplification or centralisation. This project, which is included in the 2007-2009 Business Plan, will be completed in three phases. With its implementation, available time for sales should increase significantly.

Alternative distribution channels

Electronic banking services are constantly enriched and upgraded on an ongoing basis, and are becoming increasingly popular among NBG customers. In 2006, e-banking users increased by 55% on the previous year to 190,000. A total of 10.5 million transactions worth €9.2 billion were carried out via the internet.

In 2006, more companies were added to NBG's e-banking payment services, while customers were able to get details on their balances, account activity and housing and consumer loan instalments. Furthermore, businesses can now designate their Internet Banking users and user authorisations, as they choose, from their own premises.

With regard to improving security of transactions conducted through Internet and Phone Banking, TAN lists were replaced by e-code devices, which electronically produce unique codes. These devices, already in pilot use, were made available through the branch network since the beginning of 2007.

Over the past year, an NBG Internet web portal project was set up and its first phase of operation should be up and running by mid-year 2007.

In 2006, NBG's ATMs were upgraded to Triple-DES Encryption, i.e. triple encryption of each customer's PIN for increased transaction security.

At 31 December 2006, a total of 1,370 ATMs were in operation (804 on site and 566-off site), of which 326 are equipped with cash deposit devices. Transactions through ATMs are constantly increasing (DIAGRAM 3.5.2). In 2006, some 81 million transactions worth €15.5 billion were effected.

DIAGRAM 3.5.2

ATM TRANSACTIONS (€ MILLIONS)


80
70
60
50
40
30
20
10
0
67
69
74
77
81
2002
2003
2004
2005
2006

3.6 HUMAN RESOURCES

In 2006, the Human Resources and Group Internal Communications Division overhauled its infrastructure and operations, with a view to adjusting its human resources management systems to the modern business environment, improving the level of services provided to internal customers (both management and employees) and meeting the growing demands of the constantly evolving organisational status of the NBG Group.

A key objective has been to forge a modern strategy for HR management systems, improving the implementation procedures for decisions affecting employees, offering solutions based on merit and objectivity, and fostering two-way communication. A further objective was to strengthen the infrastructure for effectively managing the changes taking place in the organisational structure of the Group, as well as in internal procedures, work methodology, and the conduct and culture framework.

With a view to enhancing existing personnel and meeting current and future needs, NBG hired new staff for its branch network, following the competition for the recruitment of new employees held in December 2004. These new employees stand out for their educational level and qualifications.

The Bank's keen interest in the quality and potential of its staff resulted in the introduction of International Job Posting, a pioneering procedure at NBG, by which executive job positions at the Group's companies outside Greece are filled by candidates from Greece who meet the qualification requirements and wish to pursue a career abroad.

Special focus was placed on the smooth and rapid integration of newly-hired staff within the NBG and Group environment. In Q4:2006, two relevant programmes were put in motion:

The "Mentor-Telemachus" programme meets the needs of newly-hired officers. Through a one-to-one relationship, experienced and mature officers in the role of Mentor support new officers in the role of Telemachus in order to assist in professional development and contribute to the attainment of the Bank's targets and vision.

The "Starting together!" programme, initiated in December 2006, is aimed at newly-hired staff in introductory job positions and runs for two to three years after they have joined the Bank. It aims to help them adjust to their job at the Bank, and to ensure their smooth and quick integration.

Likewise, the Bank continued its efforts to fill new or vacant job positions with existing employees, selecting the most appropriate internal candidates, through objective and merit-based procedures. Also, internal advertising of vacant posts was carried out in order to find suitable candidates.

Training and development of the Bank's employees is of fundamental importance both for the individuals involved, as professionals, and for the Bank's future at all levels. Continuous improvement in expertise and professional skills, as well as self-training, are not only a priority, but also essential, if employees are to contribute to and participate in the transformations that the Bank and the Group are undergoing. 2006 was a year of intense activity in this area, with training costs amounting to €5.8 million. NBG's contribution to the training of employees in the international network was also substantial.

In Greece, a total of 855 training events were organised with 9,675 participations in the Bank's facilities and 1,211 participations in seminars and conferences held outside the Bank. In 2006, training hours amounted to 225,635 (17.4 hours per employee). Emphasis was placed on providing targeted training and expert information on banking products of strategic significance, sales techniques, and new procedures, as well as developing adequate skills and attitudes to meet the requirements of new roles. In the context of the Environmental Management Programme adopted by the Bank, special training programmes were organised outside Athens as part of efforts to decentralise the training function.

The first e-learning course on mortgages, launched in 2006, proved to be a pioneering development. This pilot training method was developed in cooperation with the Athens

University of Economics with a view to fully replacing such training in the classroom. It marks the beginning of a new philosophy in distance training, the key features of which include interaction with the teaching material and active participation of trainees in a virtual classroom. The programme will be extended to other professional banking skills.

Regarding the development of senior Bank officers, special events on current international practices were organised during the year, to which authoritative trainers were invited, while General Managers and Managers from the retail network also participated. Furthermore, "360° Assessment" was applied for the first time to General Managers, vis-a-vis critical parameters for leadership conduct. In view of the success of the programme, its further implementation is guaranteed.

As regards regular and extraordinary income and benefits, the Bank continues to improve existing systems for rewarding staff productivity and is gradually introducing new reward and incentive systems. Also, the Bank provided support to numerous individuals by strengthening the multifaceted benefits programme that it has implemented for many years now, and by meeting a wide range of staff family and individual needs (housing, child-care, and so on), by providing more favourable terms for repayment of loans, credit card dues and insurance products.

Internal Communications were significantly enhanced in 2006 so as to keep staff up-to-date regarding NBG's and the Group's developments, and to gauge staff attitudes and concerns. The vehicles for internal communications in 2006 were the in-house magazine "Leading Ahead" and the Bank's intranet pages, which are accessible by all staff.

At 31 December 2006, the total number of NBG Group employees was 31,622 compared with 21,718 in 2005. The change in the figures derives mainly from Finansbank, with 8,469 employees on a consolidated basis, and Vojvodjanska Banka, with 2,406 employees (data from end-2006).

3.7 CORPORATE SOCIAL RESPONSIBILITY

For yet another year, NBG demonstrated its commitment to participating actively in the community. Its contribution consisted of a broad range of sponsorship and funding activity, whose total value amounted to €7.2 million, in the areas of culture, science and research, sports, the economy and the environment.

NBG, recognising the increasing importance for the business world to actively participate in the protection of the environment, implements a clearly defined environmental policy in the context of its Corporate Social Responsibility commitment. The key targets of the Environmental Management System are:

- to conserve natural resources,
- to rationalise work-related travel,
- to efficiently manage paper and waste,
- to adopt environmental standards in office supplies, and
- to analyse and assess environmental risks involved in the Bank's credit operations.

SECTION 4 INTERNATIONAL ACTIVITIES OF THE GROUP

4.1 THE GROUP'S INTERNATIONAL PRESENCE

The Group is active in 12 countries via 863 banking units (NBG's overseas network, branch network of subsidiaries, and representative offices). The Group's activities are conducted through 7 subsidiary banks in Turkey, Bulgaria, Romania, FYROM, Serbia, Cyprus and South Africa. It also runs branches in Albania, Serbia, Egypt, Cyprus and the UK, and representative offices in Turkey, Sweden and Australia.

The Group's presence outside Greece has now acquired impressive dimensions by Greek banking standards, generating a new dynamism and recognition in the area of SE Europe. The acquisition of 89.44% of Finansbank, completed in January 2007 following a public tender offer to minority shareholders, has given the Group critical mass and the ability to enter the Turkish market via a bank equipped with modern and efficient structures. The additional investment for the acquisition of 99.4% of Vojvodjanska Banka has rounded off the Group's expansion in Serbia, and comprises part of the Group's long-term strategy to evolve into the dominant banking force in the region of SE Europe.

4.2 FINANSBANK SA

In 2006, Finansbank continued its impressive performance, generating strong financial results. The parent company's assets totalled YTL17.9 billion, maintaining its position as the fifth largest private bank in Turkey. The loan book grew by 45% to YTL11.2 billion, while deposits reached YTL11.5 billion.

Finansbank's branch network stood at 309 units at the end of 2006. With the opening of 101 new units during the course of the year, staff numbers increased from 6,499 to 7,751. Due to its extensive network and its strong sales-oriented focus, the bank achieved annual growth in retail loans of 75%, increasing its market share in mortgages (9.0%), credit cards (7.4%) and car loans (6.7%). The launch of Easycredit Mobile and Easycredit Internet, two state-of-the-art alternative sales channels that enable submission of consumer loan applications and approval within 5-10 minutes, was particularly effective in attracting customers.

Loans to SMEs are promoted through 205 branches, which together serve more than 250,000 business clients. In 2006, it increased its share in SMEs by 2.4 percentage points to 11%. Business loans, promoted through 55 units, grew by an impressive 41%.

4.3 UNITED BULGARIAN BANK (UBB)

United Bulgarian Bank (UBB) is the third largest bank in Bulgaria, with total assets of €2,025 million at end-2006. Over the course of the year, assets grew by 24%, while pre-tax profits grew by 38% to €82.5 million. UBB's branch network is one of the largest in the Bulgarian market, comprising 173 units. In 2006, the bank opened 35 new retail units, while 45 new units are scheduled for 2007. In addition, it has a network of 523 ATMs. A large part of retail business is effected through the bank's call centre, via internet banking, or in cooperation with third parties.

In 2006, through a joint business venture with Ethniki Insurance and AIG, with whom UBB has signed a partnership agreement, UBB launched its first bancassurance products. Another pioneering move for the domestic market was the launch of structured deposits, an investment product that combines the features of deposits with investment opportunities in international financial markets. These new products have expanded cross-selling in mutual funds, as well as leasing products through the affiliate Interlease AD.

4.4 STOPANSKA BANKA AD

Stopanska Banka occupies a leading place in FYROM's market and enjoys a strong capital base and profitability. In 2006, its assets increased by 25% to €685 million, while its loan book grew by 26%. With a market share of 40%, Stopanska is the leader in retail credit, and boasts the biggest domestic branch network, with 55 banking units. In 2006, the bank issued subordinated debt of €20 million to strengthen its capital base and finance its expansion plans.

4.5 BANCA ROMANEASCA SA

In 2006, Banca Romaneasca, which is active in Romania, succeeded in more than tripling its profits to €13.2 million, while its assets increased by 72% to €1.1 billion. Organic growth was supported by the increase in its physical presence to 76 units, compared with 44 in the previous year, and the implementation of a new IT system and improved functions.

As a result of the above, at end-2006 the bank had increased its market share to 3.0% and 2.5% in retail and business credit, respectively, in spite of stiff competition. Loans amounted to €670 million, up 69% on the previous year, while deposits reached €336 million.

Leasing business is carried out in cooperation with the subsidiary Eurial Leasing, which grew its leasing portfolio by 68% to €86 million. Since joining the NBG Group in October 2005, the company succeeded in doubling its assets (by end-2006) to over €100 million. Furthermore, in the area of insurance in Romania, the Group is active via Garanta and Alpha Insurance Romania, acquired in 2005.

4.6 NATIONAL BANK OF GREECE (CYPRUS) LTD

National Bank of Greece (Cyprus) Ltd comprises 16 banking units. In 2006, emphasis was placed on specialisation in the retail banking sector, with the launch of new products and services such as "Balance Transfer" and "Equity Release", as well as by means of alternative marketing channels (i.e. Ethniki Insurance, estate agencies, construction and land development companies).

Following organic restructuring, the voluntary retirement scheme and the rationalisation of its branch network in the first quarter of 2006, the bank focused on further reforming its loan book, drastically cutting the cost of deposits and reducing administrative expenses.

4.7 VOJVODJANSKA BANKA AD

NBG strengthened its presence in the Serbian market by acquiring Vojvodjanska Banka in December 2006. Vojvodjanska, with 168 units, is the second largest bank in Serbia in terms of branch network and sixth in terms of assets. As a result of this acquisition, NBG's presence in the Serbian market amounts to 203 branches, while its market share of deposits and lending stands at 8% and 6%, respectively, thus ranking it one of the leading banks in the country.

4.8 NBG BRANCHES IN ALBANIA AND SERBIA

Expansion in Albania and Serbia continues in line with the set targets. The NBG network in Albania totals 13 units compared with 6 in 2005. At end-2006, total assets amounted to €143 million, up 39% on 2005; lending grew by 57% to €103 million, while market share in retail credit stood at 12.8%. The NBG branch network in Serbia comprises 35 units; total assets stand at €344 million and lending at €141 million, up 24% on the previous year. Market share in retail credit totals 4.6%.

SECTION 5 OTHER GROUP ACTIVITIES

5.1 INSURANCE

Ethniki Insurance offers a full range of retail and business-to-business insurance products. In 2006, it maintained its leading position in the insurance market, with a market share of over 15% in the P&C sector and 14% in the life sector (provisional data). Ethniki Insurance's business is conducted in 4 countries through 62 branches, 150 sales offices, over 2,100 insurance agents and 1,641 partner insurance brokers. Its products are also marketed via NBG's branch network (bancassurance packages). Outside Greece, the Group is active in the insurance market in Romania via Garanta, in Bulgaria via UBB-AIG and in Cyprus via its subsidiary Ethniki Insurance (Cyprus).

The sales network achieved high productivity, contributing to growth in the overall production of insurance premia by 20.5% in 2006, at €640 million compared with €531 million in 2005. In particular, life insurance premia for individuals grew by 29% on the previous year, while non-life sector premia, excluding car third-party liability, grew by 21.4% y-o-y.

In 2006, following the trend in retail banking, the Group was dynamically active in the bancassurance business. Total premia deriving from bancassurance business amounted to over 20%, compared with 9% in 2005. This was as a result of expanding business in new pension/investment products of long-term maturity marketed via NBG's wide customer base and branch network.

In addition, insurance products linked with other NBG products showed dynamic growth. These products comprise a form of security for the customer on NBG lending products, such as fire insurance on pledged property, life insurance for housing loan beneficiaries and other products.

Bancassurance business contributed greatly to the results of Ethniki Insurance in 2006. "Pension plus" is a particularly popular new bancassurance product: marketed through NBG's branch network and offering competitive prices and returns, it gives customers a guaranteed monthly pension or lump-sum payment, paid for in a single upfront pension payment. Revenues generated by "Pension plus" amounted to €88.3 million in the first year since its launch. In Q4:2006, Ethniki Insurance began to market NBG mortgage loans through its network of insurance agents.

5.2 HOTEL BUSINESS

The subsidiary company Astir Palace Vouliagmenis SA, which is listed in the ATHEX, owns the hotel complex of the same name. On 1 July 2006, following an international tender, Starwood undertook the management of the hotel. The company's strategy focuses on upgrading service quality and on growing foreign markets and conferences while maintaining the existing dynamics of the complex.

Extensive renovation of the bungalows is about to start, while a radical renovation of the Afroditi hotel is scheduled, in order to be converted into a W Hotel. Furthermore, the possibility of running a state-of-the-art conference centre that would support Astera's role in conference tourism in the SE Mediterranean is being considered.

5.3 REAL ESTATE

The Group is active in the real estate sector via subsidiary Ethniki Kefalaiou SA, as well as via the Bank itself. In 2006, Ethniki Kefalaiou sold 10 properties for a total of €2.3 million. Likewise, total profit from NBG's property (sales, leases, interest etc.) amounted to €52.6 million compared with €23.2 million in 2005.

SECTION 6 RISK MANAGEMENT AND CORPORATE GOVERNANCE

6.1 RISK MANAGEMENT

In 2006, the Group forged overall strategic guidelines for key risk assumption and management issues. Within the framework of these guidelines, driven by NBG's business targets and commitment to delivering added value to shareholders, the Group's Risk Management Strategy seeks to:

- provide the basis for the development of NBG's risk management culture, policy and processes within the Group,
- set out NBG's risk management governance model along three lines of defense (Risk-Assumption Units, Risk Management Unit, Internal Audit Unit),
- define NBG's risk management principles,
- determine NBG's risk appetite, risk-bearing capacity and risk profile at Group level, and
- set targets for the future development of capabilities for efficient risk management.

The Group's Risk Management Strategy applies to the Bank and all of its financial-sector subsidiaries and forms the basis for any future risk management initiatives and actions and risk management policies, processes, guidelines and manuals (e.g. credit, market and operational risk) and for every NBG Group company within its range of application.

The general targets of the Group's Risk Management function are set out below:

- Setting up key risk management standards with a view to maximising profit-making potential and leveraging opportunities for creating shareholder value.
- Supporting the Group's business strategy, ensuring business goals are pursued by actions focusing on risk control and targeting sustained profitability and protection from unexpected loss.
- Improving the use, allocation and risk-adjusted return on capital, by integrating risk parameters in performance measurement.
- Enhancing the decision-making function at Group level, through the adoption of the necessary risk management perspective.
- Ensuring alignment of best practices and compliance with regulatory requirements.
- Securing cost-effective Risk Management by minimising overlaps and avoiding inappropriate or obsolete procedures and methodologies.
- Raising awareness of risk issues and promoting a risk management-oriented approach at all levels across the Group.

These targets will be pursued by means of a centralised, top-down approach, i.e. through the development, at the centre, of an overall Risk Management Strategy for the entire Group, and the implementation, by the Bank and each subsidiary, of models and systems in line with this strategy.

Market risk

To manage market risk effectively, the Bank estimates "Value at Risk" (VaR) for its aggregate trading and investment (AFS) portfolio on a daily basis. The estimation is based on a one-day holding period and a 99% confidence level. Furthermore, following the acquisition of Finansbank in August 2006, NBG has applied the same model to monitor the market risk of Finansbank's Trading Portfolio on a weekly basis. Note that at end-2006, the VaR on Finansbank's Trading Portfolio amounted to €1.03 million.

DIAGRAM 6.1.1

TOTAL VAR ON THE BANK'S TRADING & AFS PORTFOLIO (€ MILLIONS)



Daily VAR (million €)
12
10
8
6
4
2
0
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
High
Average
Low

DIAGRAM 6.1.2

VAR ON THE BANK'S INTEREST RATE RISK


Daily VAR (million €)
10
8
6
4
2
0
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

DIAGRAMM 6.1.3

DAILY VOLATILITY OF 10-YEAR BENCHMARK BOND (in b.p.)


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1/1/2006
1/2/2006
1/3/2006
1/4/2006
1/5/2006
1/6/2006
1/7/2006
1/8/2006
1/9/2006
1/10/2006
1/11/2006
1/12/2006

To control and manage the risks to which it is exposed, the Bank has established a framework of VaR limits, covering both overall market risk and specific risks, such as interest rate risk, foreign exchange risk and equity risk. The approved limits apply to the aggregate trading and AFS portfolio of the Bank.

For 2006, the overall VaR estimate for the Bank's portfolio ranged between €1.5 million and €10.6 million, while the average for the year was €5 million (DIAGRAM 6.1.1). Changes to the overall VaR are mainly due to changes in the interest rate risk and equity risk levels, as well as to their correlation with one another.

Specifically, euro interest rate fluctuations are the key factor affecting the interest rate VaR (DIAGRAM 6.1.2). The variations were less intense during the second half of 2006 and stayed at low levels until the end of the year, as shown in DIAGRAM 6.1.3, where one can see the fluctuation of returns on the ten-year benchmark bond.

Moreover, in mid-2006, the VaR of NBG's Shares and Derivatives Portfolio (DIAGRAM 6.1.4) increased due to sharp fluctuations in ATHEX stock prices and volatility of stock indices. VaR returned to lower levels during Q3:2006, as a result of both the lower fluctuation (DIAGRAM 6.1.5) and the restructuring of NBG's Shares and Derivatives Portfolio.

To safeguard the reliability of its VaR estimates, the Bank conducts a back-testing programme for both the Trading and the AFS Portfolio. Back-testing compares the one-day VaR calculated on positions at the close of each business day, i.e. theoretical gains/losses, with the actual gains/losses on those positions on the next business day. Note that out of a total of 251 working days of 2006, there were only 3 days, i.e. 1.20%, where the actual change in the value of the portfolio exceeded the VaR estimates.

The principal source of interest rate risk exposure is the position of Greek government bonds in the Bank's Trading and AFS Portfolio. In line with its policy to hedge against interest rate risk, the Bank enters into futures contracts on German Bunds. In 2006, the interest rate risk hedge ratio stemming from NBG's positions in debt securities ranged between 87% and 101%, while the average was 95% (DIAGRAM 6.1.7).

VaR estimation refers to "normal" market conditions. However, it is necessary for the Bank to carry out a supplementary analysis of the loss that may be involved in extreme and unusual situations and that may incur unusually high losses. Thus, the Bank applies standard stress testing scenarios on a weekly and monthly basis aiming to approximate the gains or losses of both the Trading and AFS Portfolio in cases of severe movements in the markets.

Of the three major risks (interest rate risk, equity risk and foreign exchange risk) to which NBG was exposed in 2006, interest rate risk, which arises from international fluctuations in interest rates, and equity risk, which arises from fluctuations in stock prices and stock indices, remained the most significant risks (DIAGRAM 6.1.6), with interest rate risk displaying a substantial increase during the second half of 2006, as shown in the diagram.

DIAGRAM 6.1.4

VAR ON THE BANK'S SHARES & DERIVATIVES PORTFOLIO



Daily VAR (million €)
10
8
6
4
2
0
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
High
Average
Low

DIAGRAM 6.1.5

DAILY VOLATILITY OF RETURNS ON SHARE INDICES



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
1/1/2006
1/2/2006
1/3/2006
1/4/2006
1/5/2006
1/6/2006
1/7/2006
1/8/2006
1/9/2006
1/10/2006
1/11/2006
1/12/2006
ASE
FTASE-20
FTASE-40

DIAGRAM 6.1.6

BREAKDOWN OF THE BANK'S VAR BY RISK CATEGORY



1.0%
51.2%
51.2%
3.8%
27.6%
16.8%
15.0%
31.03.06
30.06.06
30.09.06
31.12.06
INTEREST RATE
EQUITY
FX

DIAGRAM 6.1.7

HEDGING RATIO FOR INTEREST RATE RISK


103%
101%
99%
97%
95%
93%
91%
89%
87%
85%
1/1/2006
1/2/2006
1/3/2006
1/4/2006
1/5/2006
1/6/2006
1/7/2006
1/8/2006
1/9/2006
1/10/2006
1/11/2006
1/12/2006

DIAGRAM 6.1.8

PERCENTAGE BREAKDOWN OF RISKS UNDERTAKEN ON MOODY'S SCALE AT 31.12.2006 (TURNOVER > €2.5 MILLION)


20 %
18 %
16 %
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
Aaa -Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba1
Ba2
Ba3
B1
B2
B3
Caa

Credit risk

The Bank uses different credit risk rating systems for its various portfolios. Credit risk rating systems are implemented to ensure reliable borrower rating and therefore optimum decision-making on credit policy-related matters. Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

Business portfolio

Moody's Risk Advisor (MRA) is the main rating system implemented by NBG for its business portfolio. Adopted by the Bank in 2004, it is a scoring system that enables effective rating of businesses with turnover over €2.5 million. Recently, in cooperation with Moody's, the Bank completed MRA validation and calibration on the basis of its own historical data, the first such validation to be carried out in Greece.

The purpose of the project was to optimise the predictability of the model as regards the system's ability to discriminate between performing and non-performing (default) borrowers and to ensure consistent results.

NBG now rates the business portfolio and produces ratings for all corporate borrowers on a 19-grade scale. Each rating category corresponds to a Probability of Default (PD). The portfolio of businesses with a turnover of over €2.5 million, following validation and calibration, displays sufficient borrower dispersion in various credit risk calibration categories, with concentration not exceeding 20% in any grade (DIAGRAM 6.1.8).

To enhance the quality of its portfolio the Bank has set maximum credit limits both per borrower (obligor limits), in line with the borrower's credit rating, and per market segment, for segments with increased or specific credit risks. Accordingly, the credit risk assumed with respect to counterparties active in these market segments, monitored on a systematic and ongoing basis via the existing rating systems, is now also monitored via the limits system.

The business portfolio distribution by economic sector does not present any significant concentration in any specific sector, as shown in DIAGRAM 6.1.9, whereas increased concentration in the trade sector (wholesale and retail) is accounted for by the sector's high share in economic activity.

DIAGRAM 6.1.9

BREAKDOWN OF BUSINESS LENDING PORTFOLIO BY SECTOR (31.12.2006)



TEXTILE INDUSTRIES 3 8%
FOOD 5 7%
CHEMICAL INDUSTRIES 4 6%
SERVICES 5 3%
WHOLESALE TRADE 19 3%
MINES - QUARRIES 0 2%
FISHERY 0 3%
HOTELS - RESTAURANTS 3.2%
WOOD - PAPER INDUSTRIES 2 3%
TRANSPORT - WAREHOUSING- TELECOM 7.9%
ARGICULTURE - STOCKBREEDING, HUNTING,FORESTRY 0 2%
RETAIL TRADE 7 6%
OTHER 8 3%
MACHINERY & EQUIPMENT 12 4%
BUSINESS OPERATIONS 6 0%
CONSTRUCTION 8 3%
ENERGY 4 6%

Note : Including loans, L/Cs and L/Gs of the domestic network.

Retail banking

In 2006, the planning of new credit risk management and rating systems for retail banking exposures was completed by developing financial-statistical models in line with accepted international standards, taking also Greek market behaviour into consideration.

Specifically, Expected Loss was estimated for both the consumer credit and SME portfolios on the basis of the key credit risk measure-ment variables, i.e. probability of default (PD), loss given default (LGD) and exposure at default (EAD). The corresponding estimation for the mortgage credit portfolio was also completed in large part.

Credit risk management in the retail portfolio starts commences with the financing process. First, statistical models, which are developed on the basis of historical data to ensure effective and accurate decision-making, are used for the review of loan and card applications. Sophisticated statistical methods are subsequently implemented to determine pricing and risk/return ratios.

DIAGRAM 6.1.10

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY SECTOR (31.12.2006)



ENERGY 3%
CAR INDUSTRY 1%
RETAIL TRADE 4%
TELECOMMUNICATIONS 29%
BANKS 63%

Credit institutions: Rating methodology and systems

Interbank transactions with credit institutions involve counterparty risk, i.e. credit risk. To minimise this risk, the Bank has determined and allocated counterparty risk limits for credit institutions, chiefly on the basis of their credit ratings.

Accordingly, NBG's overseas counterparties consist of banks rated Aaa to Baa3 by Moody/s and AAA to BBB- by Standard & Poor's. An integral model is used to determine credit ratings of domestic counterparties not rated by these agencies.

It is notable that 86% of NBG's overall

DIAGRAM 6.1.11

BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING (31.12.2006)


BB 0%
N/R 1%
AAA 4%
AA+ 1%
AA 5%
AA- 21%
A+ 2%
A 3%
A- 2%
BBB+ 41%
BBB 8%
BBB- 11%
BB+ 1%

counterparty risk undertaken as at 31 December 2006 corresponded to interbank transactions with banks rated AAA to A.

Corporate bonds

In 2006, NBG's positions in global and Greek corporate bonds rated by international rating agencies (S&P's, Moody's) declined by 15% to €439.3 million. This reduction reflects the Bank's conservative strategy, by which it seeks to reduce its positions in markets where the risk/return ratio is deemed to be unsatisfactory.

Corporate bonds, representing 5% of NBG's aggregate trading portfolio, consist primarily of bank bonds (63%), while the remaining 37% is distributed across four key market segments, of which telecommunications account for the largest share (29%) (DIAGRAM 6.1.10). Of NBG's aggregate corporate bond portfolio, 36% is rated at least A or equivalent by Moody's and S&P's (DIAGRAM 6.1.11).

Interest rate risk on fixed-income corporate bonds, comprising 52.5% of the overall portfolio, is hedged via interest rate swaps, thus reducing the corresponding capital requirements of the portfolio.

Country risk

Country risk concerns various risks that may be generated at country level as a result of political and economic problems in the form of default, or convertibility risk or transferability risk.

In the context of country risk management in emerging markets, the Bank monitors funds deposited in these markets by its overseas units, its participation in the share capital of subsidiaries, loans to businesses or banks, interbank placements, commercial transactions with banks domiciled or operating in these countries, and positions in debt securities issued by them. The specific risk limits set against overall country risk and against the various risks of each country are monitored and analysed on a day-to-day basis.

In 2006, NBG's exposure to risk in emerging markets continued to be limited, with business undertaken in the emerging markets of SE Europe and Egypt representing less than 7.5% of the total Group assets (DIAGRAM 6.1.12, TABLE 6.1.1).

Concentration risk

According to the current regulatory framework, concentration risk, which is a key element of a financial institution's capital adequacy, is monitored through Large Exposures (LEs) in every group of affiliated customers.

Funding exposure is the sum of on-balance sheet items (including loans, bonds, shares, interbank placements, repos and reverse repos, and derivatives) and off-balance sheet items (including letters of guarantee, letters of credit, and undrawn credit facilities) of a bank vis-a-vis a group of affiliated customers. The exposure is deemed to be Large when it exceeds 10% of the bank's regulatory capital.

Regarding NBG's 20 largest exposures to businesses as a percentage of its regulatory capital, a steady decline is observed during 2006, with the largest exposure notably remaining at very low levels.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes and systems, human factors or external events.

Since 2005, with its focus on operational risk, NBG included in its Basel II project a special group of measures aimed at developing and implementing an integrated management framework for such risk.

In 2006, and on schedule, the Bank completed the design of the operational risk management framework. Its key features include:

- Strategy – setting out NBG's concept of operational risk (definition, risk appetite) as well as the general

TABLE 6.1.1

CREDIT RATINGS FOR EMERGING MARKETS

Country	Moody's Rating	S&P Rating	Country risk as % of Group total assets 31.12.06
Albania			0.1%
Bulgaria	Baa3	BBB+	0.8%
Romania	Baa3	BBB-	1.2%
Serbia		BB-	0.8%
FYROM		BB+	0.2%
Turkey	Ba3	BB-	4.3%
Egypt	Ba1	BB+	0.2%
Total			**7.5%**

DIAGRAM 6.1.12

COUNTRY RISK IN EMERGING MARKETS (31.12.2006)



€ MILLIONS
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Albania
Bulgaria
Romania
Serbia
FYROM
Turkey
Egypt

DIAGRAM 6.1.13

CHANGE IN CREDIT EXPOSURE CUMULATIVE AMOUNT AS A % OF REGULATORY CAPITAL


120 %
100 %
80 %
60 %
40 %
20 %
0 %
109.3%
108.6%
105.3%
78.1%
84.4%
11.6%
14.2%
15.2%
10.7%
11.7%
DEC. 2005
MAR. 2006
JUN. 2006
SEP. 2006
DEC. 2006
20 MOST SIGNIFICANT CREDIT EXPOSURES
10 MOST SIGNIFICANT CREDIT EXPOSURES
MOST SIGNIFICANT CREDIT EXPOSURE

DIAGRAM 6.1.14

NBG GROUP CAPITAL ADEQUACY RATIOS (%)


11.9
14.8
12.3
15.2
12.4
15.6
2004
2005
2006
Tier I
Total

directions (basic principles, governance framework, procedures) for its integrated management in the broad range of the Group's activities,

- Policy – which in essence specialises strategy, providing various principles, standards and models (terminology, roles and responsibilities description, report system) for the effective management of operational risk,
- Methodologies and processes – which identify, assess, monitor or determine mitigation strategies, the definition and monitoring of indices for the timely detection of risks, and incident loss collection,
- Detailed Guidelines – which permit the effective implementation of the said framework.

A pilot application of the operational risk management framework has been launched, while a schedule was drawn up for its introduction in 2007 across the whole range of NBG activities, and then to the rest of the Group.

On completion of the implementation phase, NBG expects to meet the supervisory requirements for calculating its capital requirements vis-a-vis operational risk via the Standardised Approach on commencement of Basel II.

Capital Adequacy

A stronger capital base, as a result of organic growth in profitability and the geographical restructuring of its activities, combined with effective management of risks undertaken, provides the Group with a strong strategic advantage for expansion in SE Europe.

Specifically, at 31 December 2006 the Group's Total and Tier I capital ratios stood at 15.6% and 12.4% respectively, as against 15.2% and 12.3% a year earlier (DIAGRAM 6.1.14). Note that the said ratios stand at levels significantly higher than those established by the Bank of Greece (8% and 4% respectively).

The substantial strengthening, by €2,021 million or 42.5 percentage points, of the Group's regulatory capital in 2006 (DIAGRAM 6.1.15) reflects:

- NBG's €3 billion share capital increase, which, combined with goodwill from the acquisition of Finansbank and the associated increase in minority rights, strengthened the Group's Tier I capital by approximately €0.9 billion.
- High profitability and profit retention, which boosted core Tier I capital by €516 million (after provision for dividend distribution).
- The issue of a hybrid note worth approximately €557 million.

Following the integration of 99% of Finansbank as of January 2007, Upper Tier I capital is estimated to stand at 8% for the year 2006.

When breaking down the Group's risk-weighted assets (DIAGRAM 6.1.16) and their evolution relative to the previous year, it should be taken into account that, during 2006, NBG completed the sale of subsidiaries Atlantic Bank of New York and NBG Canada and the acquisition of new subsidiaries Finansbank and Vojvodjanska. The first two subsidiaries' risk-weighted assets totalled approximately €2 billion at the end of 2005, whereas the last two subsidiaries' consolidation into the Group increased its Risk-Weighted Assets by approximately €9 billion at end-2006. This breakdown indicates that most exposures are associated with the credit risk in the investment portfolio (95.5%), reflecting the core of the Group's business and profitability.

Notably, the level of weighted risks deriving from the loan book — the major component of the investment portfolio — accounts for 73.6% of total risk-weighted assets at end-2006, as against 73.1% at end-2005. Total assets of the trading book account for 4.5% of total risk-weighted assets, unchanged on the previous year.

TABLE 6.1.2

CAPITAL ADEQUACY (€ millions)

	Group		
	2006	2005	2004
A. Risk - weighted assets			
Trading portfolio			
1. Market risk	1,308	959	1,034
2. Credit risk	668	401	695
Total trading portfolio	1,976	1,360	1,729
Total investment portfolio	41,536	29,947	25,682
Total risk - weighted assets	43,512	31,307	27,411
B. Regulatory Capital			
Tier I capital	5,378	3,855	3,267
Total capital	6,778	4,757	4,063
C. Capital adequacy ratios			
Tier I capital	12.4%	12.3%	11.9%
Total capital ratio	15.6%	15.2%	14.8%

DIAGRAM 6.1.15

BREAKDOWN OF REGULATORY CAPITAL


€4,757 million
19.0%
81.0%
€6,778 million
20.6%
79.4%
31.12.2005
31.12.2006
Tier II Capital
Tier I Capital

DIAGRAM 6.1.16

BREAKDOWN OF RISK WEIGHTED ASSETS


€ 43,512 millions
€ 31,307 millions
Corporate banking
Retail banking
Other
Interbank
Bonds & equities
Fixed assets
Off - balance sheet items
Trading portfolio
37.0%
36.1%
3.8%
1.0%
5.9%
5.1%
6.7%
4.4%
34.3%
39.3%
1.9%
1.1%
5.3%
3.9%
9.7%
4.5%
12.05
12.06

Implementation of Banks' capital adequacy framework - Basel II compliance programme

The Basel II Compliance Programme is designed to enable the NBG Group, on implementation, to achieve compliance with the requirements of the Basel II capital adequacy framework and the EU Capital Requirements Directive. These requirements involve upgrading of risk management procedures, and therefore achievement of significant benefits in all areas of the Group's business.

The Programme covers the Bank and its subsidiaries and includes all the projects identified for implementation, following diagnostic analysis of the current status of each organisation, as regards:

- the Basel II regulatory framework requirements
- the various local regulatory authorities' compliance requirements
- best practices in risk management issues

The impact of the adoption of Basel II is estimated to be neutral, despite conservative assumptions. Specifically, at the end of 2007 the burden of capital requirements against credit risk is anticipated to be significantly lighter, down by €430 million. However, this reduction will be fully offset by the estimation, for the first time, of capital requirements against operational risk, as a result of which the overall impact is estimated to be marginally negative (approximately €86 million).

Regulatory compliance

In 2006, there were major developments in the Group's regulatory compliance framework. An independent Group Regulatory Compliance Division was set up, pursuant to Management's decision to further strengthen the regulatory compliance function. This reflects NBG's focus on regulatory compliance issues, as highlighted by the conclusions of the Basel Committee on Banking Supervision (April 2005) and implemented in Greece pursuant to Bank of Greece Governor's Act 2577/9.3.2006.

The main mission of the new Division is to follow closely developments in the changing national and international regulatory environment and to eliminate the risk of violating the current institutional framework.

Following the establishment of the independent Regulatory Compliance Unit, the Bank's Board of Directors adopted the NBG Group Regulatory Compliance Policy, which is binding on the entire Group, defines Regulatory Compliance, determines its purpose and the bodies responsible for its implementation and sets goals for further measures to be implemented in order to address and reduce regulatory compliance risk.

Particular significance was attached to compliance with the provisions of Bank of Greece Governor's Act 2577/9.3.2006, which governs the organisational structure and evaluation of the Internal Audit System overall. Moreover, in the context of the Group's ongoing expansion, NBG focused on coordinating, monitoring and guiding the Compliance Officers of its international branches and domestic and overseas subsidiaries.

A central issue on the agenda was that of compliance with the new provisions regarding prevention of legalisation of proceeds from criminal activities and combating the financing of terrorist activity, together with relevant updating of staff.

NBG adopted a new Code of Ethics and Conduct that reflects the values and principles governing the Group's internal regulations, policy and employees' conduct. The new Code is supplementary to the Management and Financial Services Code of Ethics, adopted in 2005 in compliance with the provisions of the Sarbanes-Oxley Act.

Consumer protection issues are of increasing concern, reflecting the importance that the Group attaches to customers, whom it has placed at the heart of its actions. Alignment of the Group's operations with the current institutional framework governing banking secrecy, transaction transparency, staff and customer personal data, and rules of conduct vis-a-vis customers and markets are monitored closely, with a view to ensuring that customers' and employees' rights are fully respected and customers are offered the best possible services.

Internal audit

On the basis of NBG's new Business Plan 2007-2009, the Audit Division is to evolve into a central, coordinating body, into which all of the Group's Internal Audit units will be integrated. In this context:

- An Integration Programme has been launched through visits to Finansbank and the London and Albanian units. The relevant tasks of all NBG's Internal Audit units should be complete by end-2007.
- A single methodology is being developed for all Internal Audit units, to be launched as a pilot project as of 2008, as soon as proper communication channels and reporting lines are in place.

In the area of alignment with best international practices, a specialist was engaged to review NBG policies, procedures and activities vis-a-vis the IIA Standards established by the Institute of Internal Auditors. Following the review, NBG's Internal Audit was ranked the highest grade as regards "Governance – Attribute Standards" and the "Code of Ethical Principles". It was ascertained that there was room for further improvement in "Operation Performance", which should be achieved within 2007 through the Internal Audit Group Units' process of alignment with International Auditing Standards.

Another major area of focus was compliance with the provisions of article 404 of the Sarbanes-Oxley Act. A number of work teams were set up to assess the efficiency of the security mechanisms' design and operation, the process for identifying weaknesses or areas for further improvement, and the submission of proposals for corrective action. The project covered the following key areas:

1. The level of the company's management
2. The preparation of financial statements

3. IT systems
4. Procedures regarding banking operations and functions.

6.2 ASSET & LIABILITY MANAGEMENT AND FUNDS TRANSFER PRICING

Asset & Liability Management

NBG implements an international best practices asset and liability management tool to provide regular static and dynamic analyses for the valuation and management of its balance sheet. Examples of the analyses are the following:

- Duration by maturity – repricing: Macaulay duration, based on maturity of NBG's balance sheet items as at 31 December 2006, was 3.7 years for assets and 1.1 years for liabilities (DIAGRAM 6.2.1). Specific hypotheses have been applied for products of ambiguous maturity (e.g. savings deposits were assumed to mature on a uniform 36-month basis). It is also assumed that bonds in the Trading and AFS portfolio, excluding assets at fair value, can be immediately liquidated.
- Similarly, Macaulay duration, based on repricing of NBG's balance sheet items, was 0.81 years for assets and two months for liabilities (DIAGRAM 6.2.2). If one takes into account the impact of the hedging of the bond portfolio, the weighted duration of assets is reduced to approximately 5.4 months. Duration based on repricing embodies the assumption that products tied to bank-determined rates reprice immediately.
- Liquidity – repricing gap: NBG's liquidity gap for up to 12 months is marginally negative. The assumptions referred to earlier, i.e. that the bonds in the trading and AFS portfolio can be immediately liquidated and that savings deposits mature on a uniform 36-month basis, apply in this instance also.

DIAGRAM 6.2.1

MACAULAY DURATION BY MATURITY (IN YEARS) AT 31.12.2006



TOTAL ASSETS
4.43
TOTAL ASSETS assuming immediate liquidation of bonds
3.72
Claims for credit institutions
0.52
Bond portfolio
5.29
Bonds assuming immediate liquidation
0.1
Performing loans
4.53
TOTAL LIABILITIES
1.10
Repos
0.13
Time deposits
0.18
Saving deposits
1.46
Subordinated & hybrid capital
5.15
0
1
2
3
4
5
6
7

DIAGRAM 6.2.2

MACAULAY DURATION BASED ON REPRICING (IN YEARS) AT 31.12.2006



TOTAL ASSETS
0.81
Hedged total assets
0.45
Claims for credit institutions
0.50
Bond portfolio
3.21
Bond portfolio hedged
0.61
Performing loans
0.56
TOTAL LIABILITIES
0.17
Repos
0.13
Time deposits
0.17
Saving deposits
0.04
Subordinated & hybrid capital
1.95
0
0.5
1
1.5
2
2.5
3
3.5
4

DIAGRAM 6.2.3

DURATION GAP IN € AND FX


15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
-25,000
(€ millions)
O/N -1M
1-3 M
3-6 M
6-12 M
13-24 M
Years 2-3
Years 3-4
Years 4-5
Years 5-10
>10 Years
Non-sensitive balance

■ Gap for the period □ Cumulative gap

DIAGRAM 6.2.4

REPRICING GAP IN € AND FX


10,000
5,000
0
-5,000
-10,000
-15,000
(€ millions)
O/N -1M
1-3 M
3-6 M
6-12 M
13-24 M
Years 2-3
Years 3-4
Years 4-5
Years 5-10
>10 Years
Non-sensitive balance

■ Gap for the period □ Cumulative gap

On the basis of the above and on the assumption that the trading and AFS bond portfolio and the products tied to bank-determined rates reprice immediately, NBG has a negative repricing gap, which adversely affects its interest income during periods of equal increases in all interest rate curves, including bank-determined rates.

- Scenario analysis: The Bank runs interest income sensitivity scenarios with changes in interest rates and interest rate margins, as well as in the volumes of loans and other key balance sheet items, so as to calculate their impact on net interest income. The results of two scenarios, based on data as at December 2006, on the assumption that the trading and AFS portfolio are fully hedged against interest rate risk, are presented below:

A parallel shift upwards by 50 basis points of the euro interest rate curve and an equal increase in both the ECB's base refinancing rate and the bank-determined rates in euro will lead to a €21 million decrease in net interest income over a period of one year.

In contrast, a parallel shift upwards by 50 basis points in the Euribor curve and an equal increase in the ECB's base refinancing rate, while the bank-determined rates remain unchanged, will lead to a €95 million increase in net interest income over a period of one year and an €8 million decrease in the financial value of shareholders' equity.

Funds transfer pricing

The Bank uses its internal funds transfer pricing system to allocate net interest income across its various lines of business and products. The system is based on the concept of opportunity cost and ensures a fair distribution of net interest margin. The quarterly analysis of net interest income (NII) for 2006 (DIAGRAM 6.2.5) reflects the substantial contribution of customer deposits to the Bank's net interest income. Specifically, retail customer deposits present the highest percentage participation in NII from deposits (DIAGRAM 6.2.6), and consumer credit presents the highest percentage participation in NII from retail business (DIAGRAM 6.2.7).

DIAGRAM 6.2.5

BREAKDOWN OF THE BANK'S NET INTEREST INCOME



6.2%
9.0%
39.5%
44.8%
7.7%
8.8%
2006
2005
CUSTOMERS DEPOSITS
BONDS & INTERBANK
RETAIL LOANS
BUSINESS LOANS

DIAGRAM 6.2.6

NET INTEREST INCOME 2006: BANK'S CUSTOMER DEPOSITS



PUBLIC SECTOR 6%
ENTERPRISES 8%
INDIVIDUALS 86%

DIAGRAM 6.2.7

NET INTEREST INCOME 2006: RETAIL BANKING



PROFESSIONAL CREDIT 18%
CONSUMER CREDIT 52%
MORTGAGE CREDIT 32%

6.3 CORPORATE GOVERNANCE

As set out in the 2005-2007 Business Plan, the aspiration of the NBG Group is to become the leading and most reputable financial institution in SE Europe, offering superior service to its customers, being the employer of choice to the benefit of its employees, and delivering superior returns to its shareholders. This will be achieved within an environment of the highest corporate governance and regulatory compliance standards and in line with a rigorous risk management framework.

With a view to achieving the Bank's alignment with the philosophy and best international practices of corporate governance, since early 2005 the BoD endorsed a corporate governance improvement plan on the basis of an evaluation report prepared by an independent advisor. Further to key targets of the plan realised in 2005, other important targets were achieved in 2006.

In February 2006, the Board of Directors adopted the "Corporate Governance Guidelines", which set out clearly, in detail and with full transparency, the Bank's corporate governance structures and policies. They are based on international best practices and form a framework which, though not required by law, promotes continuity, consistency and effectiveness in the way NBG's BoD operates and the Bank and the NBG Group are governed. The Guidelines concern the internal operation of the Bank and its BoD and further set out:

- The mission of the BoD: the responsibility of the BoD is to ensure strategies, proper management supervision and control at all levels, ultimately with a view to increasing the long-term value of the company and defending the general corporate interests.
- The main duties of the BoD: these include approval of the Business Plan and the Annual Budget, evaluation of the work of its executive members, proposal to the AGM of Board members' remuneration on an annual basis, and above all, ensuring that its composition, structure, policies and processes fully meet all relevant regulatory requirements and the best international corporate governance practices.
- The responsibilities of the BoD: according to the Guidelines, the BoD is responsible for all matters regarding company management apart from those not allowed by law or by the Articles. Moreover, the BoD may delegate part of its powers in specific areas to one or more of its members, to its Committees or to executives and staff of the Bank, and such delegations should be clearly defined.
- The structure of the BoD: the Guidelines determine the BoD size and composition, the Chairman's role and responsibilities, and the BoD Committees that operate on the basis of charters setting forth their mission, goals and responsibilities.
- The functioning of the BoD: including the frequency and the method of convocation of Board meetings, the agenda, the Board retreat, the non-executive session of the Board at least once a year, the procedure for the approval of the budget of the Board and of the Committees that support its work as well as the development of Board members, the self-evaluation of the Board, and the role of the Board Secretary.
- Board members' qualifications and independence: Board members' key qualifications, incompatibility issues regarding Board members, and the terms that ensure Board members' independence in accordance with Greek law and international best practices.
- Board members' election and remuneration: the process for the nomination of candidate Board members and election of Board members, and the

determination and approval of their remuneration.

- BoD members' rights and duties: one of the most significant sections of the Guidelines concerns the Board members' rights and duties. For instance, the Guidelines describe the right to be informed, the right of access to the Agenda, the right to be adequately insured, the right to record disagreement, the right to keep personal data private. On the other hand, they set out the duty of Board members to observe the code of ethics, comply with the regulatory framework in all aspects of their public and private lives, attend regularly Board meetings, and keep a record of attendance in the minutes and reporting thereon in the Bank's regular filings on an annual basis. They are required to observe diligence and care in discharging their tasks, to protect and use company assets for legitimate business purposes only, observe confidentiality, fair dealing and equal treatment, and avoid conflicts of interest.

- Relationship with shareholders: the Board should facilitate the participation of shareholders and ensure informed shareholder decision-making at the General Meeting of Shareholders. Furthermore, the content of the Annual Corporate Governance Report is defined.

The adoption of the Guidelines was followed by a transitional period of six months until commencement of their implementation, during which the Bank's institutional framework (Articles of Association, Charter) was reviewed for amendment, if and when necessary. However, the implementation of certain provisions of the Guidelines and in particular of those stipulating the appointment of honorary directors, the stock ownership commitment, obligatory retirement of Board members at the age of 75, and the letter of appointment of Board members has been prepared by the current Board.

In line with the Bank's compliance with good corporate governance principles, the Guidelines can be viewed in the special Corporate Governance section of the Bank's website.

Pursuant to Bank of Greece Governor's Act 2577/9.3.2006, which governs the organisation and evaluation of the Internal Audit System overall, and with a view to achieving full compliance, the Bank also:

- set up the Board Risk Management Committee and overhauled its risk management procedures,
- set up the Group and the Bank Executive Committee,
- set up an IT Special Coordination Committee at management level,
- improved the framework of operation of the Bank's Internal Audit, also in accordance with the Sarbanes-Oxley Act (SOX),
- set up an independent Group Regulatory Compliance unit and restructured the regulatory compliance function,
- adopted a new Code of Ethics and Conduct.

The formulation of an effective corporate governance framework is a key lever for strengthening the Group's competitiveness, a decisive criterion for investment choices, and a means for attracting institutional investors. Again in 2006, the maintenance of the Group's leading position in corporate governance issues in the banking sector and the domestic capital market demonstrates the central role that NBG assigns to compliance with regulatory requirements and alignment with international best practices.

SECTION 7 FINANCIAL RESULTS OF THE GROUP

Consolidated Income Statement

€ 000's	Note	Year ended 31.12.2006	Year ended 31.12.2005
Continuing Operations			
Interest and similar income		3,503,182	2,426,266
Interest expense and similar charges		(1,372,078)	(830,506)
Net interest income	3	**2,131,104**	**1,595,760**
Fee and commission income		606,278	455,810
Fee and commission expense		(58,029)	(30,759)
Net fee and commission income	4	**548,249**	**425,051**
Earned premia net of reinsurance		671,957	551,990
Net claims incurred		(565,537)	(451,609)
Net premia from insurance contracts	5	**106,420**	**100,381**
Dividend income	6	9,646	13,760
Net trading income		18,791	67,522
Net result from investment securities		122,465	127,679
Other operating income	7	193,117	161,693
Total operating income		**3,129,792**	**2,491,846**
Personnel expenses		(1,048,535)	(877,307)
General & administrative expenses & other provisions		(427,795)	(335,512)
Depreciation, amortisation and impairment charges		(126,159)	(114,551)
Other operating expenses		(32,265)	(38,828)
Total operating expenses		**(1,634,754)**	**(1,366,198)**
Impairment losses on loans and advances		(267,197)	(226,259)
Share of profit of associates		40,462	43,700
Profit before tax		**1,268,303**	**943,089**
Tax expense		(221,101)	(221,157)
Tax on untaxed reserves		(100,607)	-
Profit for the period from continuing operations		**946,595**	**721,932**
Discontinued operations			
Profit for the period from discontinued operations	25	118,074	29,020
Profit for the period		**1,064,669**	**750,952**
Attributable to:			
Minority interests		74,617	23,590
NBG equity shareholders		990,052	727,362
Earnings per share- Basic & Diluted from continuing & discontinued operations	12	€ 2.20	€ 1.96
Earnings per share- Basic & Diluted from continuing operations	12	€ 1.92	€ 1.87
Earnings per share- Basic & Diluted from continuing operations excluding one-off tax on reserves	12	€ 2.16	€ 1.87

Consolidated Balance Sheet

€ 000's	Note	31.12.2006	31.12.2005
ASSETS			
Cash and balances with central banks	13	3,874,210	2,431,287
Treasury bills and other eligible bills		367,758	177,023
Due from banks (net)	14	4,781,215	4,085,204
Financial assets at fair value through P&L	15	12,684,410	13,667,471
Derivative financial instruments	16	371,074	309,030
Loans and advances to customers (net)	17	42,624,536	29,528,178
Investment securities	18	4,191,192	2,833,661
Investment property	19	123,373	126,506
Investments in associates		272,780	249,152
Goodwill & other intangible assets	20	2,515,257	65,911
Property & equipment	21	2,041,938	1,885,713
Deferred tax assets	22	262,209	217,417
Insurance related assets and receivables	23	741,448	637,916
Other assets	24	1,718,252	1,479,888
Assets classified as held for sale	25	-	2,732,203
Total assets		**76,569,652**	**60,426,560**
LIABILITIES			
Due to banks	26	6,232,438	5,060,850
Derivative financial instruments		404,572	302,698
Due to customers	27	53,233,724	43,350,120
Debt securities in issue	28	822,696	175,297
Other borrowed funds	29	2,197,387	956,988
Insurance related reserves and liabilities	30	1,953,618	1,734,249
Deferred tax liabilities	22	100,918	102,359
Retirement benefit obligations		212,568	207,725
Other liabilities	31	2,578,827	1,960,701
Liabilities classified as held for sale	25	-	2,259,165
Total liabilities		**67,736,748**	**56,110,152**
SHAREHOLDERS' EQUITY			
Share capital	33	2,376,436	1,696,347
Share premium account	33	2,263,725	-
Less: treasury shares	33	(26,826)	(22,680)
Reserves and retained earnings	34	1,983,890	1,450,163
Equity attributable to NBG shareholders		**6,597,225**	**3,123,830**
Minority Interest	35	610,554	109,997
Preferred securities	36	1,625,125	1,082,581
Total shareholders' equity		**8,832,904**	**4,316,408**
Total equity and liabilities		**76,569,652**	**60,426,560**

Athens, 15 March 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PEHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

Notes to the Consolidated Financial Statements

NOTE 1: Summary of significant accounting policies

1.1 Basis of presentation

The consolidated financial statements of the Group (the "financial statements") are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, finacial assets and liabilities at fair value through profit and loss and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation. Actual results in the future could difer from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopted the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31 December 2005. Newly acquired subsidiaries that prior to their acquisition by the Group had been preparing their financial statements under local accounting principles (GAAPs), prepared their first IFRS financial statements for consolidation purposes by the Group, according to the IFRS 1 "First Time Adoption of IFRS".

1.3 Recognition and measurement of financial instruments at fair value

Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading income. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, the Group determines fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate its models. A variety of factors are incorporated into the Group's models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

1.4 Fair value option

The Group adopted revised IAS 32 and revised IAS 39 at 1 January 2005. The Group has applied the exception provided in IFRS 1 not to restate the comparative prior year. Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. The Group applies the fair value option primarily to debt instruments since this option presents more relevant information by eliminating or significantly reducing measurement inconsistency (on "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on a different basis.

1.5 Recognition of deferred Day 1 Profit and Loss

The Group has entered into transactions, some of which will mature after more than ten years, where it determines fair value using valuation models for which not all inputs are market observable prices or rates. The Group initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as "Day 1 profit and loss". In accordance with applicable accounting literature, the Group does not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure the Group does not prematurely release a portion of the deferred profit to income. For each transaction, the Group determines individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortised over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realised through settlement. In all instances, any unrecognised Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

1.6 Goodwill and Equity method investments

The Group regularly reviews goodwill and equity method investments for possible impairment indications. If the impairment indicators are identified, the Group makes an assessment about whether the carrying amount of such assets remains fully recoverable. When making this assessment the Group compares the carrying value to market value, if available, or a fair value determined by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

The Group believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

1.7 Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances. The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant.

A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

The specific counterparty component applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty's financial situation and the net realizable value of any underlying collateral or guarantees in our favour. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

1.8 Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events. Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

1.9 Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

1.10 Useful lives of depreciable assets

The Group's management determines the estimated useful lives and related depreciation charges for its property and other equipment. The Group's estimate is based on the projected operating life cycle of its buildings and the other depreciable assets such as furniture and other equipment, motor vehicles, hardware and other equipment. Such estimates are not expected to change significantly, however, management modifies depreciation charge rates wherever useful lives turn out to be different than previously estimated and it writes down or writes off technically obsolete assets.

1.11 Stock Options granted to employees

The Group grants options over shares in NBG to its employees under a stock option program. Employee services received, which are charged to the P&L and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as at the date of grant, excluding the impact of non-market vesting conditions. Fair value of stock options is estimated by using the Black Scholes model on the date of grant based on the assumptions described in Note 12, which include among others the exercise price, the dividend yield, the risk free interest rate and share price volatility.

NOTE 2: Segment reporting

NBG Group manages its business through the following business segments:

- **Retail banking**

  Retail banking includes all individuals (retail banking) customers of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2.5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

- **Corporate & Investment banking**

  Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

- **Global Markets and Asset management**

  Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

- **Insurance**

  The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

- **International**

  The Group's international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. In 2005 comparatives, the assets and liabilities classified as held for sale of Atlantic Bank and NBG Canada are included in this segment.

- **Turkish Operations**

  Following Finansbank acquisition, the Group's banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

- **Other**

  Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

NBG Group is also diversified and organised on a worldwide basis into the following geographical regions: Greece, SE Europe (includes, Bulgaria, FYROM, Romania, Serbia and Albania), Turkey, and rest of world (includes UK, Luxembourg, Cyprus, Egypt and South Africa), as well as North America (includes United States and Canada as discontinued operations). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm's length.

Breakdown by business segment

Year ended 31 December 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Continuing Operations								
Net interest income	1,348,145	225,231	193,171	31,704	210,816	257,144	(135,107)	2,131,104
Net fee & commission income	199,208	78,793	124,294	2,685	71,889	76,416	(5,036)	548,249
Other	77,307	(22,693)	119,588	132,883	30,113	22,565	90,676	450,439
Total operating income	1,624,660	281,331	437,053	167,272	312,818	356,125	(49,467)	3,129,792
Direct costs	(599,437)	(49,698)	(58,692)	(160,284)	(182,516)	(148,692)	(119,020)	(1,318,339)
Allocated costs & provisions	(458,249)	(63,123)	(17,241)	(760)	(30,181)	(9,556)	(4,502)	(583,612)
Share of profit of associates							40,462	40,462
Profit before tax	566,974	168,510	361,120	6,228	100,121	197,877	(132,527)	1,268,303
Taxes	(166,686)	(48,855)	(91,473)	(5,740)	(8,070)	(34,373)	33,489	(321,708)
Profit for the period from continuing operations	400,288	119,655	269,647	488	92,051	163,504	(99,038)	946,595
Discontinued operations								
Profit for the period from discontinued operations	-	-	-	-	118,074	-	-	118,074
Profit for the period	400,288	119,655	269,647	488	210,125	163,504	(99,038)	1,064,669
Minority interest			(11,486)	432	(2,451)	(64,033)	2,921	(74,617)
Profit attributable to NBG shareholders	400,288	119,655	258,161	920	207,674	99,471	(96,117)	990,052
Segment assets	22,147,994	11,527,271	19,297,884	2,241,084	8,044,423	10,806,127	2,017,455	76,082,238
Segment liabilities	41,104,354	546,755	6,925,188	2,074,286	6,565,961	8,423,099	1,772,486	67,412,129
Other Segment items								
Depreciation, amortisation & impairment charges	24,419	927	2,614	9,911	20,651	20,832	46,805	126,159
Provision for loans impairment & advances	209,487	29,455	-	-	23,454	9,556	(4,755)	267,197

Following Finansbank acquisition, Turkish operations became a significant business segment of the NBG Group.

Breakdown by location

Year ended 31 December 2006	Greece	SE Europe	Turkey	Rest of World	Total Continuing operations	N. America Discontinued operations
Continuing Operations						
Net interest income	1,662,337	194,308	257,144	17,315	2,131,104	17,061
Net fee & commission income	379,011	62,911	76,416	29,911	548,249	1,726
Other	396,997	16,792	22,565	14,085	450,439	122,155
Total income	2,438,345	274,011	356,125	61,311	3,129,792	140,942
Direct costs	(975,587)	(140,814)	(148,692)	(53,246)	(1,318,339)	(12,304)
Allocated provisions for loans impairment and advances	(543,876)	(17,530)	(9,556)	(12,650)	(583,612)	575
Share of profits of associates	40,462	-			40,462	-
Profit Before Tax	959,344	115,667	197,877	(4,585)	1,268,303	129,213
Taxes	(275,826)	(13,672)	(34,373)	2,163	(321,708)	(11,139)
Profit for the period from continuing operations	683,518	101,995	163,504	(2,422)	946,595	
Profit for the period from discontinued operations	-	-	-	-	-	118,074
Profit for the period	683,518	101,995	163,504	(2,422)	946,595	
Minority interest	(8,133)	(2,431)	(64,033)	(20)	(74,617)	
Profit attributable to NBG shareholders	675,385	99,564	99,471	(2,442)	871,978	118,074
Assets by location	57,188,481	5,076,968	10,806,127	3,010,662	76,082,238	-
Total assets						76,082,238
Other items						
Capital expenditure	125,380	28,385	20,620	5,220	179,605	
Depreciation, amortisation & impairment charges	84,612	18,937	20,832	1,778	126,159	1,351
Provision for loans impairment & advances	234,187	13,472	9,556	9,982	267,197	575

Following Finansbank acquisition, operations in Turkey become a significant geographical segment of the NBG Group

NOTE 3: Net interest income	31.12.2006	31.12.2005
Interest earned on:		
Amounts due from banks	435,505	309,920
Securities	665,153	380,915
Loans and advances to customers	2,389,435	1,726,288
Other interest earning assets	13,089	9,143
Interest and similar income	3,503,182	2,426,266
Interest payable on:		
Amounts due to banks	(344,408)	(257,546)
Amounts due to customers	(895,939)	(532,566)
Debt securities in issue	(22,008)	(3,113)
Other borrowed funds	(81,467)	(27,311)
Other interest paying liabilities	(28,256)	(9,970)
Interest expense and similar charges	(1,372,078)	(830,506)
Net interest income	2,131,104	1,595,760

NOTE 4: Net fee and commission income	31.12.2006	31.12.2005
Custody, brokerage & investment banking	84,537	66,535
Retail lending fees	140,779	105,885
Corporate lending fees	108,595	76,147
Banking fees & similar charges	151,943	137,248
Fund management fees	62,395	39,236
Total	548,249	425,051

NOTE 5: Net premia from insurance contracts	31.12.2006	31.12.2005
Gross Written Premia	733,324	616,525
Less: Premia ceded to reinsurers	(77,974)	(74,347)
Net written premia	655,350	542,178
Change in unearned premium reserve	(15,793)	(4,602)
Reinsurers' share of change in unearned premium reserve	11,097	(5,366)
Change in unearned premium reserve - Group share	(4,696)	(9,968)
Net earned premia	650,654	532,210
Other (incl. net gains on unit-linked assets)	21,303	19,780
Income from insurance operations	671,957	551,990
Claims and benefits paid	(347,020)	(324,809)
Less: Claim recoveries from reinsurers	38,990	38,779
Claims and benefits paid - Group share	(308,030)	(286,030)
Change in outstanding claims reserve and other P&C reserves	(38,589)	(38,194)
Less: Change in reinsurance asset of outstanding claims and other P&C reserves	3,673	82
Change in outstanding claims reserve - Group share	(34,916)	(38,112)
Change in actuarial and other life reserves	(145,480)	(57,020)
Less: Change in reinsurance asset of actuarial and other life reserves	2,500	(791)
Change in actuarial and other life reserves - Group share	(142,980)	(57,811)
Commission expense	(78,872)	(73,496)
Commission income from reinsurers	13,053	9,258
Net commission expense	(65,819)	(64,238)
Other (incl. net return to DAF contract holders)	(13,792)	(5,418)
Expenses relating to insurance operations	(565,537)	(451,609)
Earned premia net of claims and commissions	106,420	100,381

NOTE 6: Dividend income	31.12.2006	31.12.2005
Trading securities	2,464	7,624
Available for sale securities	7,182	6,136
Total	9,646	13,760

NOTE 7: Other operating income	31.12.2006	31.12.2005
Non-banking income:		
Real estate rentals	14,774	9,287
Real estate gains	64,837	26,871
Hotel income	26,846	24,303
Warehouse fees	10,989	13,210
Total non-banking income	117,446	73,671
Private equity: Group share in investee entities and results from disposals	49,613	64,258
Other income	26,058	23,764
Total	193,117	161,693

NOTE 8: Personnel expenses	31.12.2006	31.12.2005
Wages and Salaries	623,590	547,685
Performance related compensation	46,446	40,720
Social security costs & defined contribution plans	245,168	225,208
Pension costs: defined benefit plans (Note 13)	54,918	29,267
Share based payment transactions	6,383	-
Other staff related benefits	72,030	34,427
Total	1,048,535	877,307

The average number of employees employed by the Group during the year ended 31 December 2006 was 24,187 (2005: 21,033 continuing operations). Bonuses to employees are accrued for in the period the related service is provided.

NOTE 9: General & administrative expenses & other provisions	31.12.2006	31.12.2005
Duties and taxes	45,901	35,961
Utilities and rentals	177,683	146,071
Other administrative expenses & other provisions	204,211	153,480
Total	427,795	335,512

NOTE 10: Depreciation, amortisation and impairment charges	31.12.2006	31.12.2005
Investment property (Note 27)	3,544	3,158
Goodwill & other intangible assets (Note 29)	29,572	23,102
Property & equipment (Note 30)	93,043	88,291
Total	126,159	114,551

NOTE 11: Other operating expenses	31.12.2006	31.12.2005
Maintenance and other related expenses	16,822	9,859
Other	15,443	28,969
Total	32,265	38,828

NOTE 12: Earnings per share	31.12.2006	31.12.2005
Net profit attributable to equity holders of the parent	990,052	727,362
Less: dividends paid to preferred securities	(70,905)	(45,999)
Net profit attributable to NBG ordinary shareholders	919,147	681,363
Weighted average number of ordinary shares outstanding	417,874,690	348,339,859
Potential dilutive ordinary shares under stock options	77,942	-
Weighted average number of ordinary shares for dilutive EPS	417,952,632	348,339,859
Earnings per share - Basic and diluted from continuing and discontinued operations	€ 2.20	€ 1.96

The weighted average number of 327,292,080 ordinary shares outstanding as at 31 December 2005 has been adjusted with a number of 21,047,779 ordinary shares based on a factor of 1.07 to incorporate to the earnings per share the discount price of the recent rights issue in June 2006 (see note 42 Share capital). Basic and diluted earnings per share from continuing and discontinued operations are €2.20 per share (2005: €1.96 whereas previously reported at €2.08).
Basic and diluted earnings per share from continuing operations are €1.92 per share (2005: €1.87 whereas previously reported at €1.99). Basic and diluted earnings per share from continuing operations excluding tax on reserves i.e. €100,607 is €2.16.
The potential dilutive ordinary shares result from the Bank's share option plan. On 29 November 2006, the BoD granted 2,992,620 stock options of which 310,043 were exercised (see note 12 Personnel expenses). The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 77,942 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

NOTE 13: Cash and balances with central banks	31.12.2006	31.12.2005
Cash in hand	796,305	612,713
Balances with central banks	3,077,905	1,818,574
Total	3,874,210	2,431,287

NOTE 14: Due from banks (net)	31.12.2006	31.12.2005
Sight deposits with banks	189,631	284,906
Time deposits with banks	1,963,839	1,133,082
Securities purchased under agreements to resell	2,398,118	2,495,733
Other	239,081	171,962
	4,790,669	4,085,683
Less: Allowance for losses on amounts due from banks	(9,454)	(479)
Total	4,781,215	4,085,204

NOTE 15: Financial assets at fair value through P&L	31.12.2006	31.12.2005
Assets at fair value through profit and loss		
Trading Securities:	5,307,946	5,104,757
Government Bonds	6,690,711	7,965,644
Other public sector bonds	3	12,555
Other debt securities	572,330	349,723
Equity securities	91,910	233,613
Mutual funds units	21,510	1,179
Total	12,684,410	13,667,471

NOTE 16: Derivative financial instruments

31.12.2006

At 31 December 2006	Contract/notional amount	Fair values Assets	Fair values Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	24,321,989	290,888	287,419
Foreign exchange derivatives- OTC	9,162,858	45,070	108,780
Other types of derivatives - OTC	167,640	4,083	890
Interest rate derivatives - Exchange traded	7,035,202	31,033	7,483
Foreign exchange derivatives - Exchange traded	29,467	-	-
Total	40,717,156	371,074	404,572

31.12.2005

	Contract/notional amount	Fair values Assets	Fair values Liabilities
Derivatives held for trading:			
Interest rate derivatives - OTC	25,229,010	216,515	260,730
Foreign exchange derivatives- OTC	6,187,045	57,484	25,496
Other types of derivatives OTC	233,613	2,817	4,657
Interest rate derivatives - Exchange traded	12,695,204	32,214	11,815
Total	44,344,872	309,030	302,698

NOTE 17: Loans & advances to customers (net)

	31.12.2006	31.12.2005
Mortgages	15,360,225	11,820,277
Consumer loans	4,694,107	3,238,495
Credit cards	2,533,064	1,535,989
Small Business lending	2,951,892	2,040,700
Retail lending	**25,539,288**	**18,635,461**
Corporate lending	18,577,555	11,978,675
Total	**44,116,843**	**30,614,136**
Less: Allowance for impairment on loans & advances to customers	(1,492,307)	(1,085,958)
Total	**42,624,536**	**29,528,178**

NOTE 18: Investment securities

	31.12.2006	31.12.2005
Available-for-sale investment securities:		
Greek Government bonds	1,185,906	973,438
Debt securities issued by other governments and public entities	1,619,126	531,053
Corporate bonds incorporated in Greece	118,951	206,914
Corporate bonds incorporated outside Greece	71,535	239,830
Debt securities issued by Greek financial institutions	11,985	43,546
Debt securities issued by foreign financial institutions	318,904	239,076
Other debt instruments issues	12,012	-
Debt securities	3,338,419	2,233,857
Equity securities	371,561	198,464
Mutual funds units	493,406	385,938
Provision for impairment	(12,194)	(5,465)
Total available-for-sale investment securities	**4,191,192**	**2,812,794**
Held-to-maturity investment securities (at amortised cost):		
Corporate bonds incorporated in Greece	-	20,867
Total held-to-maturity investment securities	-	**20,867**
Total Investment securities	**4,191,192**	**2,833,661**

NOTE 19: Investment property

	Land	Buildings	Total
Cost as at 31 December 2005	58,856	88,955	147,811
Accumulated depreciation & impairment at 31 December 2005	-	(21,305)	(21,305)
Net book amount at 31 December 2005	**58,856**	**67,650**	**126,506**
	Land	Buildings	Total
Cost as at 31 December 2006	58,399	89,180	147,579
Accumulated depreciation & impairment at 31 December 2006	(105)	(24,101)	(24,206)
Net book amount at 31 December 2006	**58,294**	**65,079**	**123,373**

NOTE 20: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost as at 31 December 2005	24,385	213,660	10,321	248,366
Accumulated depreciation & impairment at 31 December 2005	-	(179,931)	(2,524)	(182,455)
Net book amount at 31 December 2005	**24,385**	**33,729**	**7,797**	**65,911**
	Goodwill	Software	Other	Total
Cost as at 31 December 2006	2,123,085	231,732	370,268	2,725,085
Accumulated depreciation & impairment at 31 December 2006	-	(195,642)	(14,186)	(209,828)
Net book amount at 31 December 2006	**2,123,085**	**36,090**	**356,082**	**2,515,257**

NOTE 21: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improve-ments	Assets under construction	Total
Cost as at 31 December 2005	1,011,714	906,357	634,653	65,778	71,673	2,690,175
Accumulated depreciation & impairment at 31 December 2005	-	(303,087)	(453,926)	(47,449)	-	(804,462)
Net book amount at 31 December 2005	1,011,714	603,270	180,727	18,329	71,673	1,885,713
Cost as at 31 December 2006	981,457	987,740	739,551	104,587	85,231	2,898,566
Accumulated depreciation & impairment at 31 December 2006	-	(312,253)	(491,313)	(53,062)	-	(856,628)
Net book amount at 31 December 2006	981,457	675,487	248,238	51,525	85,231	2,041,938

NOTE 22: Deferred tax assets & liabilities

	31.12.2006	31.12.2005
Deferred tax assets:		
Securities and derivatives	104,640	108,092
Tangible and intangible assets	11,047	12,404
Pension and other post retirement benefits	15,894	20,758
Insurance reserves	42,316	49,039
Other temporary differences	88,312	27,124
Deferred tax assets	262,209	217,417
Deferred tax liabilities:	31.12.2006	31.12.2005
Securities and derivatives	65,265	76,720
Tangible and intangible assets	22,569	15,533
Other temporary differences	13,084	10,106
Deferred tax liabilities	100,918	102,359

NOTE 23: Insurance related assets & receivables

	31.12.2006	31.12.2005
Investments on behalf of policyholders who bear the investment risk (Unit linked)	388,768	320,396
Insurance business receivables	198,276	182,272
Amounts receivable from reinsurers	95,083	78,821
Reinsurance business receivables	2,407	1,314
Deferred Acquisition Costs (DAC)	56,914	55,113
Total	741,448	637,916

NOTE 24: Other assets

	31.12.2006	31.12.2005
Accrued interest and commissions	504,355	591,806
Tax prepayments and other recoverable taxes	225,238	163,491
Private equity: investees assets	126,835	112,661
Trade receivables	45,617	88,923
Assets acquired through foreclosure proceedings	173,459	153,520
Prepaid expenses	53,795	40,693
Other	588,953	28,794
Total	1,718,252	1,479,888

Other assets as at 31.12.2006 include an amount of €83,687 relating to unsettled balances from securities transactions.

NOTE 25: Assets and liabilities held for sale and discontinued operations

The Group's North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006 (see note 49 "Acquisitions, disposals and other capital transactions").

The results of the operations for the years ended 31 December 2006 and 31 December 2005 have been reclassified under profit from discontinued operations and are summarised as follows:

Disposal of North America segment	2006
Consideration received	371,006
Less: cost of investment / net consolidated assets disposed	(250,172)
Profit on disposal	**120,834**
Tax thereon	(7,660)
Net Profit on disposal	**113,174**

The results of the operations for NBG Canada and ABNY for the period up to their disposal and the gain on sale of the North America segment have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	31.12.2006	31.12.2005
Net interest income	17,061	91,275
Net fee and commission income	1,726	11,206
Net trading income	(393)	2,402
Net result from investment securities,	249	(502)
Other operating income	1,465	9,006
Personnel expenses	(7,037)	(40,065)
General & administrative expenses	(3,916)	(22,396)
Depreciation, amortisation and impairment charges	(1,351)	(7,576)
Other operating expenses	-	(76)
Impairment losses / recoveries on loans and advances	575	4,506
Gain on sale of discontinued operations	120,834	-
Profit before tax	**129,213**	**47,780**
Tax expense (including capital gain tax on disposal, see above)	(11,139)	(18,760)
Profit for the reporting period from discontinued operations	**118,074**	**29,020**

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows (31 December 2006: nil, 31 December 2005: ABNY and NBG Canada):

Assets classified as held for sale	31.12.2006	31.12.2005
Cash and balances with central banks	-	40,990
Due from banks (net)	-	35,663
Loans and advances to customers (net)	-	1,444,732
Investment securities	-	1,064,138
Goodwill & other intangible assets	-	11,920
Property & equipment	-	42,733
Deferred tax assets	-	16,230
Other assets	-	75,797
Total assets	-	**2,732,203**
Liabilities classified as held for sale		
Due to banks	-	580,357
Due to customers	-	1,651,595
Deferred tax liabilities	-	7,192
Other liabilities	-	20,021
Total liabilities	-	**2,259,165**
Assets less liabilities of disposal group	-	**473,038**

NOTE 26: Due to banks	31.12.2006	31.12.2005
Demand deposits due to credit institutions	237,499	121,574
Time deposits due to credit institutions	424,357	170,220
Interbank deposits and amounts due to ECB	2,422,371	2,142,931
Amounts due to Central Bank	5,382	21,154
Securities sold under agreements to repurchase	2,957,239	2,479,469
Other	185,590	125,502
Total	6,232,438	5,060,850

NOTE 27: Due to customers	31.12.2006	31.12.2005
Deposits:		
Individuals	41,539,928	35,470,034
Corporates	8,614,527	5,142,454
Government and agencies	2,443,183	2,116,340
Total deposits	52,597,638	42,728,828
Securities sold to customers under agreements to repurchase	81,762	247,348
Other	554,324	373,944
Total	53,233,724	43,350,120

NOTE 28: Debt securities in issue	% Interest rate	31.12.2006	31.12.2005
Mortgage bonds	6.7%	21,088	20,295
Corporate bonds - fixed rate	4.8%	311,490	140,223
Corporate bonds- floating rate	5.3%	2,035	2,999
Securitisation notes-fixed rate	6.0%	95,613	-
Securitisation notes floating rate	7.2%	392,470	-
Other		-	11,780
Total		822,696	175,297

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued Series 2004-A Notes USD 225 million at three-month LIBOR plus 235 bps and USD 125 million Series 2004-B at 6.1014% Notes secured on Finansbank's Diversified Payment Rights. The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years. Series 2004-A Notes were repaid in November 2006.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank's Diversified Payment Rights. The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a maturity of 7 years. Interest is paid semi-annually and it is 6.25% and 6.5% respectively.

NOTE 29: Other borrowed funds	31.12.2006	31.12.2005
Subordinated notes - fixed rate	335,965	215,983
Subordinated notes - floating rate	749,619	741,005
Syndication loans	548,411	-
Secured loans	161,860	-
Other	401,532	-
Total	2,197,387	956,988

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued €750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2.755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as a financial liability at fair value through profit and loss and the net accumulated gain on this loan is approximately €8,161 thousand in 2006.

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first 5 years and steps up to 11.79% thereafter and there is a repayment option at the end of the fifth year.

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured non-amortising loan, with a five-year maturity. Interest is fixed at 11.94% and paid quarterly.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid quarterly at LIBOR + 42.5 bps and

USD 221 million with a three year maturity and interest paid quarterly at LIBOR + 60 bps.

Other mainly include bilateral borrowings of Finansbank amounting to €28.8 million, USD 145.9 million and TRY 48.2 million and borrowings of Finans Leasing amounting to €146 million and USD 105.8 million.

In October 2006 Finansbank repaid a syndicated loan of USD 580 million raised in November 2005 and updated in June 2006.

NOTE 30: Insurance related reserves & liabilities	31.12.2006	31.12.2005
Insurance reserves		
Life		
Mathematical reserve	775,539	688,668
Outstanding claims reserve	35,644	33,943
Other	7,932	7,063
Property and Casualty		
Unearned premia reserve	161,260	146,800
Outstanding claims reserve	364,039	339,574
Other	384	684
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	388,768	320,396
Total Insurance reserves	1,733,566	1,537,128
Other Insurance liabilities		
Liabilities relating to deposit administration funds (DAF)	152,557	141,393
Amounts payable to brokers, agents and sales partners	29,775	37,980
Amounts payable to reinsures	37,678	16,772
Liabilities arising from reinsurance operations	42	976
Total insurance related reserves & liabilities	1,953,618	1,734,249

NOTE 31: Other liabilities	31.12.2006	31.12.2005
Accrued interest and commissions	258,090	285,790
Creditors and suppliers	278,512	247,074
Amounts due to government agencies	331,609	357,166
Private equity: liabilities of investee entities	199,425	192,874
Other provisions	187,827	43,103
Taxes payable - other than income taxes	81,372	53,171
Current tax liabilities	226,825	177,302
Accrued expenses and deferred income	105,912	45,581
Payroll related accruals	64,967	47,948
Dividends payable	12,892	13,108
Other	831,396	497,584
Total other liabilities	2,578,827	1,960,701

NOTE 32: Contingent liabilities and commitments	31.12.2006	31.12.2005
Commitments to extend credits	23,407,253	11,101,650
Commercial letters of credit	733,752	152,911
Standby letters of credit and financial guarantees written	6,149,347	2,731,634
Total	30,290,352	13,986,195

d. Assets pledged	31.12.2006	31.12.2005
Assets pledged as collaterals	2,909,822	1,585,916

e. Operating lease commitments	31.12.2006	31.12.2005
No later than 1 year	50,705	23,398
Later than 1 year and no later than 5 years	177,787	65,215
Later than 5 years	116,683	69,826
	345,175	158,439

NOTE 33: Share capital, share premium and treasury shares

Share capital	No of shares	€'000s
At 1 January 2005	331,575,511	1,492,090
Merger through absorption of subsidiaries:		
Share capital authorised, issued		
and fully paid on merger with National Investment Company	5,023,534	123,585
Share capital authorised, issued		
and fully paid on merger with National Real Estate	2,670,367	80,672
At 31 December 2005	339,269,412	1,696,347
Increase of share capital	135,707,764	678,539
Share options exercised	310,043	1,550
At 31 December 2006	475,287,219	2,376,436

The total number of ordinary shares as at 31 December 2005 was 339,269,412 with a nominal value of €5 per share. The total number of ordinary shares as at 31 December 2006 was 475,287,219 with a nominal value of €5 per share. The movement is as follows:

On 1 June 2006 the 2nd Repeat General Meeting of the Bank's shareholders approved the share capital increase of €3 billion through a rights issue to existing shareholders at a ratio of 4 new shares to 10 existing at a price of €22.11 for each new share. The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by Approval K2-10274/7.7.2006 of the Ministry of Development. Consequently, the Bank's share capital was increased by €678,539 with the issue of 135,707,764 new shares. The difference from the issue of shares above par value of a total amount of €2,321,960 less the share capital issue costs net of tax of €64,064 was credited to the "share premium account".

On 21 December 2006, following the Bank's stock option program the share capital was increased by €1,550 with the issue of 310,043 shares.

Share Premium	31.12.2006	31.12.2005
At 1 January	-	32,393
Merger through absorption of National Investment	-	13,100
Merger through absorption of National Real Estate	-	(45,493)
Increase of share capital above par value	2,321,960	-
Share options exercised	5,829	-
Share capital issue costs net of tax	(64,064)	-
At 31 December	2,263,725	-

Treasury Shares	No of shares	€'000s
At 1 January 2005	9,401,898	210,128
Purchases of treasury shares	1,543,523	32,933
Sales of treasury shares	(10,251,461)	(220,381)
At 31 December 2005	693,960	22,680
Purchases of treasury shares	2,265,820	75,767
Sales of treasury shares	(2,077,220)	(71,621)
At 31 December 2006	882,560	26,826

The Bank's Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par, 5 et seq, of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

At 31 December 2006 the Bank and certain subsidiaries held 882,560 NBG shares as part of their investment activity representing 0.19% of the issued share capital (2005: 0.20% of the issued share capital).

NOTE 34: Reserves & Retained Earnings	31.12.2006	31.12.2005
Statutory reserve	306,475	252,594
Available for sale securities reserve	21,809	42,215
Currency translation differences reserve	6,247	13,737
Other reserves and retained earnings	1,649,359	1,141,617
Total reserves and retained earnings	1,983,890	1,450,163

NOTE 35: Minority Interest	31.12.2006	31.12.2005
Balance at 1 January	109,997	270,582
Acquisitions /disposals	421,498	28,695
Merger through absorption of subsidiaries	-	(209,292)
Share of net profit of subsidiaries	74,617	23,590
Movement in the available for sale securities reserve	5,874	(3,722)
Exchange differences	(1,432)	144
Balance at the end of the reporting period	610,554	109,997

NOTE 36: Preferred securities	31.12.2006	31.12.2005
Innovative preferred securities	350,000	350,000
Non-innovative preferred securities	1,275,125	732,581
Total	1,625,125	1,082,581

Innovative preferred securities:
In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued €350 million Series A Floating Rate Non - Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:
In November 2004, NBG Funding Ltd issued €350 million Series B and USD 180 million Series C Constant Maturity Swap ("CMS") Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6.25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8% paid semi-annually and for series C is 6.75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.5% paid semi-annually.

In February 2005, NBG Funding Ltd issued €230 million Series D Constant Maturity Swap ("CMS") Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

On 8 November 2006, NBG Funding Limited issued £375 million Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series E is fixed at a rate of 6.2889% per annum until 8 November 2016 and thereafter three month LIBOR plus 2.08%. The dividends are payable annually in arrear on 8 November in each year, until 8 November 2016, following which quarterly in arrear on 8 February, 8 May, 8 August and 8 November in each year.

NOTE 37: Dividend per share

Dividends are not accounted for until they have been ratified by the Bank's Annual Ordinary General Meeting.

The Bank's Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank's shares as at the closing of the Athens Exchange session of 2 May 2006. As of 3 May 2006 the Bank's shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

The dividend proposed by the Board of Directors for 2006 is subject to the approval of the upcoming Annual Ordinary General Meeting and amounts to €1 per share.

NOTE 38: Acquisitions, disposals and other capital transactions

1. *Acquisitions and disposals*

I. In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122.5 million new shares were issued and the Bank currently controls 194.4 million shares (98.88%).

II. In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6.5 million.

III. On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71.3 million.

IV. On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2.7 million. The fair value of net assets acquired amounted to €2 million resulting in goodwill of €0.7 million. The company has been renamed to "NBG Asigurari SA" and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years.

V. On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank, agreed with American International Group Inc ("AIG") to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company ("ALICO") and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3.1 million) and for the Property and Casualty insurance company to BGN 5.4 million (equivalent €2.8 million).

VI. On 28 April 2006, NBG International Holdings BV sold for USD 400 million in cash, before incurred expenses, its subsidiary Atlantic Bank of New York.

VII. On 18 August 2006, NBG acquired from FIBA Group, 46% of Finansbank ordinary shares and 100% of the Founder Shares for a consideration of USD 2,323 million and USD 451 million respectively. The sellers, FIBA Group retain a residual stake of 9.68% in the ordinary share capital of Finansbank, which is subject to put and call agreements, as provided for in the shareholders' agreement between the Bank and the Sellers, exercisable for a two year period commencing two years after closing of the Acquisition at a multiple of between two and a half and three and a half times the book value of the Finansbank's share, subject to certain performance criteria. From the Mandatory Offer which lasted from 8 January to 29 January 2007, the Bank acquired a further 43.44% holding of the share capital. Therefore, the total participation in ordinary share capital of Finansbank amounts to 89.44%.

The fair values of the identified assets and liabilities assumed are as follows:

Balances as at (in €'000 translated from TRY using the EURO/TRY 1.8546 rate)	18.08.2006
Cash and balances with central banks and other banks	3,178,637
Trading securities, derivative instruments and investment securities	1,383,522
Loans and advances to customers	5,844,047
Fixed and Intangible Assets excluding ppa intangibles	139,360
Purchase price allocation- Intangibles:	
-Trade names	161,910
-Customer relationships	133,104
-Core deposits	38,739
-Software	14,900
Other assets	168,761
Total Assets	**11,062,980**
Due to other banks	438,599
Derivative Financial Instruments	37,029
Due to customers	6,006,994
Debt securities in issue and other borrowed funds	2,803,601
Founder shares	356,043
Other liabilities	461,162
Total liabilities	**10,103,428**
Net assets as at 18.08.2006	959,552
Minority interest in subsidiaries of Finansbank	(46,146)
	913,406
% acquired (including put option agreements)	55.7%
Net assets acquired	508,576
Consideration given (including expenses and put option agreements)	2,176,607
Goodwill recognized	1,668,031

Cash and cash equivalents acquired were €116 million and include cash and balances from banks and trading securities. Consideration given comprises USD 2,323 million for 46% share capital, estimated fair value for put option on 9.68% sellers interest and transaction expenses. The accounting treatment followed for put option agreements reflects the Group accounting policy as outlined in Note 2.3.

VIII. On 12 September 2006, the National Bank of Greece ("NBG") and the Republic of Serbia entered into a definitive agreement for the acquisition of 99.4% of the share capital of Vojvodanska Banka a.d. NoviSad (Vojvodanska) by NBG. NBG paid to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99.4% of Vojvodanska's share capital. A further €25 million has also been deposited by NBG in a escrow account until December 2007. The escrow is set against certain expected recoveries from Vojvodanska's fully provided non-performing loan portfolio and would be released to NBG on a € to € basis against any shortfall in the recoveries.

The Balance Sheet as at the acquisition date of 31 December 2006 based on the provisionally determined fair values, is as follows:

Balances as at	31.12.2006
(in €'000 translated from RSD using the EURO/RSD 78.99 rate)	
Cash and balances with central banks and other banks	147,377
Trading securities and investment securities	117,773
Loans and advances to customers	223,441
Fixed and Intangible Assets	55,662
Other assets	5,301
Total Assets	**549,554**
Due to other banks	34,166
Due to customers	428,449
Debt securities in issue and other borrowed funds	3
Other liabilities	28,146
Total liabilities	**490,764**
Net assets as at 31.12.2006	**58,790**
% acquired	99.43%
Net assets acquired	**58,454**
Consideration given (including transaction expenses)	362,369
Goodwill recognized	**303,915**

Cash and cash equivalents acquired were €48 million and include cash and balances from banks and trading and investment securities.
It is noted that the determination of the fair values of the assets acquired and the liabilities and contingent liabilities assumed is in process, therefore upon completion of the purchase price allocation, any changes in fair values will adjust the goodwill recognised appropriately. The provisional amount of goodwill will be finalised within 12 months from the acquisition date.

IX. On 6 October 2006, the share capital of Finansbank Malta Ltd was increased by 2,250,000 ordinary shares which were fully subscribed, allotted and taken up by Finansbank AS.

X. On 17 October 2006, NBG Greek Fund Ltd sold its investment in AGRIS AE for €2.5 million.

XI. On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed the SPA, whereby NBG will acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to €48.7 million. The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, conditional on the attainment of key targets set out in the pre-agreed business plan. The transaction is expected to close within the 1st quarter of 2007, subject to obtaining all regulatory approvals.

XII. From 11 through to 25 December 2006, the Bank via a Mandatory Tender Offer acquired 191.2 million shares of Finans Leasing, corresponding to 2.55% of its share capital and 72.3 million shares of Finans Investment Trust, corresponding to 5.3% of its share capital. The total consideration paid amounted to €4.2 million and €0.6 million respectively. This acquisition was accounted for as an "acquisition after control is obtained", as described in Note 2.3.

2. Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece's and National Real Estate's assets respectively, as at the merger balance sheet date (31/7/2005) and give opinion on the fairness of the share swap ratio. Pricewaterhousecoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank's Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistered from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank's total number of shares increased by 2,670,367 shares which, added to existing shares (i.e. 336,599,045), raised the total number of the Bank's shares to 339,269,412.

NOTE 39: Group consolidated companies

Name	Country of incorporation	% Participation 31.12.2006	31.12.2005
National Securities SA	Greece	100.00%	100.00%
Ethniki Kefalaiou SA	Greece	100.00%	100.00%
Diethniki Mutual Fund Management	Greece	100.00%	100.00%
National Management & Organization Co SA- ETHNOKARTA	Greece	100.00%	100.00%
Ethniki Leasing SA	Greece	100.00%	100.00%
National Mutual Fund Management	Greece	100.00%	100.00%
NBG Venture Capital SA	Greece	100.00%	100.00%
NBG Balkan Fund Ltd	Cyprus	-	100.00%
NBG Greek Fund Ltd	Cyprus	100.00%	100.00%
ETEBA Emerging Markets Fund Ltd	Cyprus	100.00%	100.00%
ETEBA Estate Fund Ltd	Cyprus	100.00%	100.00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100.00%	100.00%
NBG Bancassurance SA	Greece	100.00%	100.00%
Atlantic Bank of NY	USA	-	100.00%
NBG Canada	Canada	-	100.00%
SABA	S. Africa	99.50%	99.50%
NBG Cyprus Ltd	Cyprus	100.00%	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	100.00%
Stopanska Banka AD-Skopje(*)	FYROM	92.25%	71.20%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99.91%	99.91%
NBG International Ltd	United Kingdom	100.00%	100.00%
NBG International Inc. (NY)	USA	100.00%	100.00%
NBGI Private Equity Ltd	United Kingdom	100.00%	100.00%
NBG Finance plc	United Kingdom	100.00%	100.00%
Interlease EAD	Bulgaria	100.00%	87.50%
ETEBA Bulgaria AD	Bulgaria	100.00%	100.00%
ETEBA Romania SA	Romania	100.00%	100.00%
ETEBA Advisory SRL	Romania	-	100.00%
NBG Luxembourg Holding SA	Luxembourg	100.00%	100.00%
NBG Luxfinance Holding SA	Luxembourg	100.00%	100.00%
Innovative Ventures SA (I-Ven)	Greece	100.00%	100.00%
NBG Funding Ltd	United Kingdom	100.00%	100.00%
Banca Romaneasca SA(*)	Romania	98.88%	97.14%
Ethniki Hellenic General Insurance	Greece	76.74%	76.65%
ASTIR Palace Vouliagmenis SA	Greece	78.06%	78.06%
ASTIR Alexandroupolis SA	Greece	-	100.00%
Grand Hotel Summer Palace SA	Greece	100.00%	100.00%
NBG Training Center SA	Greece	100.00%	100.00%
Ethnodata SA	Greece	100.00%	100.00%
KADMOS SA	Greece	100.00%	100.00%
DIONYSOS SA	Greece	99.91%	99.91%
EKTENEPOL Construction Company SA	Greece	100.00%	100.00%
Mortgage, Touristic PROTYPOS SA	Greece	100.00%	100.00%
Hellenic Touristic Constructions	Greece	77.76%	77.76%
Ethnoplan SA	Greece	100.00%	100.00%
Ethniki Ktimatikis Ekmetalefsis SA	Greece	100.00%	100.00%
NBGI Private Equity Funds	United Kingdom	100.00%	100.00%
NBG International Holdings BV	Netherlands	100.00%	100.00%
Eurial Leasing SRL	Romania	70.00%	70.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79.27%	79.19%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79.27%	79.19%
SC Garanta Asigurari SA	Romania	71.57%	71.49%
Audatex Hellas SA	Greece	53.72%	53.65%
National Insurance Brokerage SA	Greece	72.90%	72.82%
NBG Asigurari SA	Romania	76.73%	-
Finansbank SA(*)	Turkey	55.68%	-
Finans Malta(*)	Malta	55.68%	-
Finans Leasing(*)	Turkey	35.55%	-
Finans Invest(*)	Turkey	55.72%	-
Finans Portfolio Management(*)	Turkey	55.73%	-
Finans Investment Trust(*)	Turkey	47.61%	-
IB Tech(*)	Turkey	55.12%	-
Vojvodjanska Banka AD Novisad	Serbia	99.43%	-

(*) % of participation includes the effect of put and call option agreements

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of the NATIONAL BANK OF GREECE SA

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of National Bank of Greece SA ("the Bank") and its subsidiaries (on a consolidated basis "the Group"), which comprise the consolidated balance sheet as of 31 December 2006, and the consolidated income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

We did not audit the financial statements of Finansbank Anonim Sirketi (a consolidated subsidiary acquired by the Bank on 18 August 2006) and its subsidiaries for the period from acquisition to 31 December 2006, which statements reflect total assets and total revenues constituting 13.78% and 12.17%, respectively, of the related consolidated totals for the year ended 31 December 2006. Those statements were audited by KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, the Turkish member firm of KPMG International, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank Anonim Sirketi and its subsidiaries for the period from acquisition to 31 December 2006, is based solely on the report of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, the Turkish member firm of KPMG International.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Greek Auditing Standards which are harmonised with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, the Turkish member firm of KPMG International, are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the report of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, the Turkish member firm of KPMG International, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The content of the Director's Report is consistent with the above consolidated financial statements.

Athens, 20 March 2007
The Certified Public Accountant Auditor

Deloitte.

Nikolaos C. Sofianos
RN SOEL 12231

National Bank of Greece SA

SUMMARY FINANCIAL DATA AND INFORMATION AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2006
(Published in accordance with article 135 of Law 2190, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS)

(amounts in thousand EUR)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of SA	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	March 15, 2007
Certified Public Accountant - Auditor:	Nicolaos C. Sofianos (RN SOEL 12231)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis
SA Assurance & Advisory Services	
Auditors's report:	Unqualified opinion
Issue Date of auditors's report:	March 20, 2007
Website:	www.nbg.gr

The financial data and information listed below provide a summarized view of the financial position and results of National Bank of Greece and its Group. We therefore suggest to the user, before proceeding to any investment decision or other transaction with the Bank, to visit National Bank of Greece's web-site (www.nbg.gr), where the Financial Statements prepared in accordance with IFRS are published, together with the report of the Auditors.

Balance Sheet

	Group		Bank	
Assets	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Cash and balances with central banks	3,874,210	2,431,287	2,034,464	1,848,223
Treasury bills and other eligible bills	367,758	177,023	185,332	86,078
Due from banks (net)	4,781,215	4,085,204	4,539,923	4,142,623
Financial assets at fair value through P&L	12,684,410	13,667,471	12,283,625	13,409,663
Derivative financial instruments	371,074	309,030	204,690	283,500
Loans and advances to customers (net)	42,624,536	29,528,178	32,755,298	27,178,715
Investment securities-available for sale	4,191,192	2,812,794	2,436,665	2,153,682
Investment securities-held to maturity	-	20,867	105,680	43,781
Investment property	123,373	126,506	186	416
Investment in subsidiaries	-	-	4,016,713	1,398,070
Investments in associates	272,780	249,152	237,836	278,025
Goodwill & other intangible assets	2,515,257	65,911	49,262	33,878
Property & equipment	2,041,938	1,885,713	1,091,931	1,142,738
Deferred tax assets	262,209	217,417	129,159	148,759
Insurance related assets and receivables	741,448	637,916	-	-
Other assets	1,718,252	1,479,888	1,235,398	1,111,303
Assets classified as held for sale	-	2,732,203	-	19,476
Total assets	76,569,652	60,426,560	61,306,162	53,278,930

	Group		Bank	
Liabilites	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Due to banks	6,232,438	5,060,850	5,871,463	4,986,420
Derivative financial instruments	404,572	302,698	344,687	303,422
Due to customers	53,233,724	43,350,120	44,564,664	41,060,200
Debt securities in issue	822,696	175,297	-	-
Other borrowed funds	2,197,387	956,988	2,512,074	2,024,051
Insurance related reserves and liabilities	1,953,618	1,734,249	-	-
Current tax liabilities	226,825	177,302	167,501	139,375
Deferred tax liabilities	100,918	102,359	79,108	85,575
Retirement benefit obligations	212,568	207,725	59,544	62,856
Other liabilities	2,352,002	1,783,399	1,588,573	1,644,542
Liabilities classified as held for sale	-	2,259,165	-	-
Total liabilities	67,736,748	56,110,152	55,187,614	50,306,441
SHAREHOLDERS' EQITY				
Share capital	2,376,436	1,696,347	2,376,436	1,696,347
Share premium account	2,263,725	-	2,263,725	-
Less: treasury shares	(26,826)	(22,680)	(4,490)	(1,085)
Reserves and retained earnings	1,983,890	1,450,163	1,482,877	1,277,227
Equity attributable to NBG shareholders	6,597,225	3,123,830	6,118,548	2,972,489
Minority interest	610,554	109,997	-	-
Preferred securities	1,625,125	1,082,581	-	-
Total shareholders' equity	8,832,904	4,316,408	6,118,548	2,972,489
Total equity and liabilities	76,569,652	60,426,560	61,306,162	53,278,930

Income Statement

	Group		Bank	
	1/1-31/12/2006	1/1-31/12/2005	1/1-31/12/2006	1/1-31/12/2005
Interest and similar income	3,503,182	2,426,266	2,653,228	2,153,971
Interest expense and similar charges	(1,372,078)	(830,506)	(1,091,338)	(818,197)
Net interest income	2,131,104	1,595,760	1,561,890	1,335,774
Fee and commission income	606,278	455,810	325,048	298,729
Fee and commission expense	(58,029)	(30,759)	(65,207)	(57,756)
Net fee and commission income	548,249	425,051	259,841	240,973
Earned premia net of reinsurance	671,957	551,990	-	-
Net claims incurred	(565,537)	(451,609)	-	-
Net premia from insurance contracts	106,420	100,381	-	-
Dividend income	9,646	13,760	44,884	47,455
Net trading income	18,791	67,522	59,552	11,035
Net result from investment securities	122,465	127,679	101,038	102,689
Other operating income	193,117	161,693	83,228	31,060
Total operating income	3,129,792	2,491,846	2,110,433	1,768,986
Personnel expenses	(1,048,535)	(877,307)	(729,831)	(657,640)
General & administrative expenses & other provisions	(427,795)	(335,512)	(220,869)	(212,665)
Depreciation, amortisation and impairment charges	(126,159)	(114,551)	(65,036)	(72,146)
Other operating expenses	(32,265)	(38,828)	(18,642)	(12,247)
Total operating expenses	(1,634,754)	(1,366,198)	(1,034,378)	(954,698)
Impairment losses on loans and advances	(267,197)	(226,259)	(235,987)	(191,421)
Share of profit of associates	40,462	43,700	-	-
Profit before tax	1,268,303	943,089	840,068	622,867
Tax expense	(221,101)	(221,157)	(155,803)	(148,553)
Tax on untaxed reserves	(100,607)	-	(100,607)	-
Profit for the period from continuing operations	946,595	721,932	583,658	474,314
Discontinued operation				
Profit for the period from discontinued operations	118,074	29,020	-	-
Profit for the period	1,064,669	750,952	583,658	474,314
Attributable to				
Minority interests	74,617	23,590		
NBG equity shareholders	990,052	727,362		
Earnings per share				
Basic & Diluted from continuing & discontinued operations	€ 2.20	€ 1.96		
Basic & Diluted from continuing operations	€ 1.92	€ 1.87	€ 1.39	€ 1.33
Basic & Diluted from continuing operations excluding tax on reserves	€ 2.16	€ 1.87	€ 1.63	€ 1.33

Cash Flow Statement

	Group		Bank	
	1/1-31/12/2006	1/1-31/12/2005	1/1-31/12/2006	1/1-31/12/2005
Net Cash flow from:				
Operating activities	1,812,516	(2,742,129)	356,387	(2,756,689)
Investing activities	(2,105,610)	385,934	(2,433,262)	702,400
Financing activities	2,141,817	642,502	3,070,227	306,973
Effect of FX rate changes on cash & cash equivalents and discontinued operations	(32,503)	(89,219)	(27,240)	114,078
Net increase / (decrease) in cash and cash equivalents	1,816,220	(1,802,912)	966,112	(1,633,238)
Cash and cash equivalents at beginning of the year	3,127,261	4,930,173	2,646,494	4,270,439
Cash and cash equivalents at year ended - discontinued operations	-	(62,515)	-	9,293
Cash and cash equivalents at end of the year	4,943,481	3,064,746	3,612,606	2,646,494

Statement of Changes In Equity

	Group		Bank	
	1/1-31/12/2006	1/1-31/12/2005	1/1-31/12/2006	1/1-31/12/2005
Balance at the beginning of the year	**4,316,408**	**3,490,173**	**2,972,489**	**2,623,273**
Adoption of IAS 39 & IFRS 4	-	(142,500)	-	2,696
Restated balance at the beginning of the year	**4,316,408**	**3,347,673**	**2,972,489**	**2,625,969**
Changes during the year:				
Net profit for the year	990,052	727,362	583,658	474,314
Share capital increase - Share capital premium account	2,943,814	171,864	2,943,814	171,864
Net change in treasury shares	(4,146)	187,448	(3,405)	28,433
Prior year dividends	(338,558)	(193,230)	(339,234)	(197,958)
Merger by absorption of subsidiaries, other changes	(117,767)	(14,556)	(38,774)	(130,133)
Minority interests	500,557	(160,585)	-	
Preferred securities	542,544	250,432	-	-
Balance at the end of the year	**8,832,904**	**4,316,408**	**6,118,548**	**2,972,489**

Consolidated Companies

Subsidiaries (fully consolidated)	Headquarters	% participation	Unaudited Tax Years
National Securities SA	Greece	100.00%	2003-2006
Ethniki Kefalaiou SA	Greece	100.00%	2006
Diethniki Mutual Fund Management	Greece	100.00%	2005-2006
National Management & Organization Co S.A. - ETHNOKARTA	Greece	100.00%	2004-2006
Ethniki Leasing SA	Greece	100.00%	2001-2006
National Mutual Fund Management	Greece	100.00%	2003-2006
NBG Venture Capital SA	Greece	100.00%	2003-2006
NBG Greek Fund Ltd	Cyprus	100.00%	1999-2006
ETEBA Emerging Markets Fund Ltd	Cyprus	100.00%	1999-2006
ETEBA Estate Fund Ltd	Cyprus	100.00%	1999-2006
ETEBA Venture Capital Management Co Ltd	Cyprus	100.00%	1999-2006
NBG Bancassurance SA	Greece	100.00%	2003-2006
The South African Bank of Athens Ltd	South Africa	99.50%	2005-2006
National Bank of Greece (Cyprus) Ltd	Cyprus	100.00%	2006
National Securities Co (Cyprus) Ltd	Cyprus	100.00%	-
NBG Management Services Ltd	Cyprus	100.00%	2000-2006
Stopanska Banka AD Skopje	FYROM	92.25%	2005-2006
United Bulgarian Bank AD Sofia (UBB)	Bulgaria	99.91%	2005-2006
NBG International Ltd	United Kingdom	100.00%	2006
NBG International Inc (NY)	USA	100.00%	2000-2006
NBGI Private Equity Ltd	United Kingdom	100.00%	2006
NBG Finance Plc	United Kingdom	100.00%	2006
Interlease EAD	Bulgaria	100.00%	2005-2006
ETEBA Bulgaria AD	Bulgaria	100.00%	-
ETEBA Romania SA	Romania	100.00%	2000-2006
NBG Luxembourg Holding SA	Luxembourg	100.00%	-
NBG Luxfinance Holding SA	Luxembourg	100.00%	-
Innovative Ventures SA (I-Ven)	Greece	100.00%	2003-2006
NBG Funding Ltd	United Kingdom	100.00%	-
Banca Romaneasca SA	Romania	98.88%	2006
Ethniki Hellenic General Insurance	Greece	76.74%	2006
Ethniki Insurance (Cyprus) Ltd	Cyprus	79.27%	2006
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79.27%	2006
SC Garanta Asigurari SA	Romania	71.57%	2003-2006
Audatex Hellas SA	Greece	53.72%	2005-2006
National Insurance Brokerage SA	Greece	72.90%	2003-2006
NBG Asigurari SA	Romania	76.73%	2001-2006
ASTIR Palace Vouliagmenis SA	Greece	78.06%	2006
Grand Hotel Summer Palace SA	Greece	100.00%	2006
NBG Training Center SA	Greece	100.00%	2006
Ethnodata SA	Greece	100.00%	2005-2006
ΚΑΔΜΟΣ SA	Greece	100.00%	2003-2006
DIONYSOS SA	Greece	99.91%	2004-2006
EKTENEPOL Construction Company SA	Greece	100.00%	2001-2006
Mortgage, Touristic PROTYPOS SA	Greece	100.00%	2003-2006
Hellenic Touristic Constructions	Greece	77.76%	2003-2006
Ethnoplan SA	Greece	100.00%	2005-2006
Ethniki Ktimatikis Ekmetalefsis SA	Greece	100.00%	1991-2006
NBGI Private Equity FUNDS	United Kingdom	100.00%	2006
NBG International Holdings BV	Netherlands	100.00%	-
EURIAL Leasing SA	Romania	70.00%	2003-2006
Finansbank AS	Turkey	55.68%	2001-2006
Finansbank Malta Ltd	Malta	55.68%	2005-2006
Finans Finansal Kiralama AS (Finans Leasing)	Turkey	35.55%	2002-2006
Finans Yatirim Menkul Degerler AS (Finans Invest)	Turkey	55.72%	2002-2006
Finans Portfoy Yonetimi AS (Finans Portfolio Asset Management)	Turkey	55.73%	2002-2006
Finans Yatirim Ortakligi AS (Finans Investment Trust)	Turkey	47.61%	-
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri AS (IB Tech)	Turkey	55.12%	2005-2006
Vojvodjanska Banka a.d. Novi Sad	Serbia	99.43%	2005-2006

Associated (equity method of consolidation)	Headquarters	% participation	Unaudited Tax Years
Social Securities Funds Management	Greece	40.00%	2000-2006
Phosphate Fertilizers Industry SA	Greece	24.23%	2001-2006
Larko SA	Greece	36.43%	2002-2006
Siemens Enterprise Communications AE	Greece	30.00%	2004-2006
Eviop Tempo SA	Greece	21.21%	2002-2006
Teiresias SA	Greece	39.34%	2003-2006
Ellenikes Exoches SA	Greece	20.23%	2003-2006
AGET Heracles Cement Co SA	Greece	26.00%	2006
Pella SA	Greece	20.89%	2001-2005
Planet SA	Greece	31.18%	2003-2006
Kariera SA	Greece	35.00%	2006
Zymi SA	Greece	32.00%	2003-2006
Europa Insurance Co SA	Greece	23.02%	2005-2006
UBB AIG Insurance & Reinsurance Company	Bulgaria	52.99%	2006
UBB AIG Life Insurance Company	Bulgaria	52.99%	2006

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (IFRS).

2) The parent company has been audited by the tax authorities up to and including 2004.

3) As at 31.12.2006, the fixed assets of the Group are free of liens and encumbrances.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.

5) The average number of employees of the Group and the Bank during the year ended 31 December 2006 was 24,187 and 13,763 respectively (31 December 2005: 21,033 and 13,612 respectively). The number of Group and Bank employees as at 31 December 2006 was 31,622 and 13,557 respectively.

6) Related party transactions and balances as defined in IAS 24 are analysed as follows: Amounts due from and owed to as well as income from and expenses to and off-balance sheet items with associated companies of the Group, as of 31.12.2006, amounted to €54 million, €46 million, €4 million, €6 million and €47 million respectively. The corresponding balances and transactions with subsidiary and associated companies of the Bank as at 31.12.2006 were €2,652 million, €3,740 million, €103 million, €208 million and €83 million respectively. Loans, other receivables, deposits, letters of guarantee and total compensation of members of the Board of Directors and members of management of the Bank and other Group companies amounted as at 31.12.2006 to €34 million, €4 million, €315 million, €26 million and €24 million respectively, and for the Bank only the corresponding amounts (excluding the other receivables which are nil) amounted to €3 million, €3 million, €0.2 million and €8 million respectively. Related parties of the Group and Bank were granted 1,453,020 options and 875,220 respectively, under the stock option program approved by the General Meeting of the Shareholders on 22 June 2005.

7) Of all companies consolidated as at 31.12.2006:

a) Fully consolidated: Vojvodjanska Banka a.d. Novi Sad is first time consolidated, while Finansbank AS and its subsidiary companies (Finans Malta, Finans Leasing, Finans Invest, Finans Portfolio Management, Finans Investment Trust and IB Tech) were first time consolidated at 30.09.2006. NBG Asigurari SA was fist time consolidated at 31.03.2006. Of all companies consolidated as at 31.12.2005, the following subsidiaries are no longer consolidated: ETEBA Advisory SRL due to its absorption by ETEBA Romania SA, NBG Balkan Ltd due to dissolution and Atlantic Bank of New York, NBG Canada and ASTIR Alexandroupolis SA due to their disposal.

b) Equity method: UBB AIG Insurance & Reinsurance Company and UBB AIG Life Insurance Company are first time consolidated, while Agris SA is not included due to its disposal.

8) Profit for the reporting period (1.1 - 31.12.2006) from discontinued operations (Atlantic Bank of New York and National Bank of Greece (Canada)) include results of their operations for the period up to their disposal as well as the gain on their sale, as it is summarized on the following table:

	1/1-31/12/2006	1/1-31/12/2005
Revenue	20,827	115,993
Net trading gains (losses)	(393)	2,402
Net gains from investment securities	249	(502)
Depreciation and impairment losses	(1,351)	(7,576)
Other operating expense	(10,953)	(62,537)
Profit from sale of discontinued operations	120,834	-
Profit from sale of discontinued operations	**129,213**	**47,780**
Less: Tax	(11,139)	(18,760)
Profit after tax	**118,074**	**29,020**

9) On March 31, 2006, the Deputy Minister of Development approved the merger by absorption of National Real Estate SA by the Bank and the issuance of 2,670,367 new ordinary shares of €5.00 nominal value each. (Ref. Of Merger Approval: K2-4813/31.03.2006).

10) On June 1, 2006 the 2nd Repeat General Meeting of the Bank's Shareholders approved share capital increase of €3 billion. The share capital increase was completed and fully subscribed on July 5, 2006, and was authorized by Approval K2-10274/07.07.2006 of the Deputy Minister of Development. Share capital increased by €678,539 with the issue of 135,707,764 new shares with a nominal value of €5.00 per share.

11) On 18 August 2006, NBG acquired from FIBA Group, a 46.0% interest in the Ordinary Shares of Finansbank and 100.0% of the Founder Shares for USD 2,774 (€2,190) million, excluding transaction costs. It is noted that the participation share 55.68% also includes the put option right

12) On 12 December 2006, National Bank of Greece and the Republic of Serbia entered into a definitive agreement for the acquisition of 99.4% of the share capital of Vojvodjanska Banka a.d by NBG for a consideration of €360 million.

13) On 19 October 2006, National Bank of Greece signed an agreement to acquire 100% of P&K AEPEY for a consideration of €48.7 million.

14) On 22 November 2006 a new tax law (L. 3513/2006) was enacted whereby the non-taxed and the specially taxed banking reserves that have been accounted for and included in the Financial Statements as at and for the financial year ended before 1 January 2006 and have not been distributed or capitalized up until the law was published, are subject to one-off taxation at a rate of 15% or 10% based on the tax status of the respective reserves. The tax paid amounted to €100.6 million and was expensed in the period.

15) Certain amounts as at 31.12.2005 were reclassified in order to render them comparable to the respective amounts of 31.12.2006.

Athens, March 15 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS - GEORGIOS A. ARAPOGLOU	IOANNIS G. PEHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors of NBG is composed of the following five members:

George Lanaras:	Shipowner and former President of the Hellenic Chamber of Shipping *Chairman*
Stefanos Pantzopoulos:	Business Consultant, Former Certified Auditor Vice-Chairman and Advisor on US Securities and Exchange Commission matters
Ploutarchos Sakellaris:	Professor and Chairman of the Council of Economic Advisors Member
Ioannis Vartholomaios:	Professor and Chairman of IKA Member
Drakoulis Fountoukakos:	Businessman, Chairman of the Centre for Business Research, Athens Chamber of Commerce and Industry Member

Following the death of one of its members, Ioannis Vartholomaios, the Audit Committee will continue its business with its remaining members until the expiry of its term, which coincides with the 2007 AGM.

All of the Committee members are independent, non-executive members of the Board of Directors of the Bank.

The Audit Committee convened 15 times in 2006. It is charged with the task of supervising the work of internal auditors, reviewing the results of such audits and, in particular, the effectiveness and adequacy of NBG's System of Internal Controls. The Committee is informed of relative developments, and monitors and provides opinions on the restructuring of the Internal Audit Division, which was carried out satisfactorily in 2006 and is still underway in order to meet the growing needs of the Bank and the Group.

In the framework of its increasing independence, the Audit Committee held meetings with the certified auditors of the Bank and the Group in order to promptly address any problems, including matters arising from the Group's activities subject to Greek and US legislation, and to review the progress of controls. The Committee also met regularly with the Bank's Financial & Accounting Division to ensure that the procedures for drawing up the financial statements and reports of the Bank are adequate and effective. The Bank's internal and external auditors assured the Audit Committee that their controls did not reveal any substantial issue that could materially affect the financial statements and smooth operation of the Bank. The relevant meetings of the internal and external auditors with the Committee took place without the presence of Board members. Furthermore, the Committee reviewed all related parameters and submitted to the Board of Directors its proposal for the appointment of the auditing firm for 2006, which is then submitted to the AGM.

Throughout the year the Committee monitored the implementation of procedures regarding confidential complaints about accounting and auditing issues.

The Committee held meetings with various General Managers of the Bank on matters relating to its task, and with its advisor on matters relating to Section 404 of the Sarbanes-Oxley Act (on the adequacy and effectiveness of financial reporting). The Committee's Financial Affairs expert supervised at close hand the progress of this latter task, which occupied the attention of the Committee considerably over the period concerned.

All members of the Committee attended virtually all the meetings, the minutes of which are on record. Members did not disagree on any key issue.

The Committee submitted quarterly reports on progress to the Board of Directors. It also presented this annual report to the Board, as well as a self-assessment and the agenda for 2007.

The Committee's collaboration with individuals and bodies of the Bank was entirely satisfactory and problem free. Lastly, the Bank's Management provided the Committee with all the information and data it requested.

George Lanaras	Stefanos Pantzopoulos
Chairman of the Committee	Vice-Chairman

INVITATION TO THE BANK'S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, 25 MAY 2007, AT 12:00 NOON

Pursuant to the provisions for Societes Anonymes (Companies' Act 2190/1920) and for dematerialised shares (Law 2396/96), and in accordance with the Bank's Articles of Association (Article 11) and Board of Directors' resolution dated 26 April 2007, the Shareholders of banking corporation National Bank of Greece SA, whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank's Annual General Meeting to be held at 12:00 noon on Friday, 25 May 2007, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Submission for approval of the Board of Directors' and the Auditors' Reports on the annual financial statements for the financial year ended 31 December 2006.
2. Submission for approval of the annual financial statements for the financial year ended 31 December 2006. Approval of the distribution of profits and payment of dividend.
3. Discharge of the members of the BoD and the Auditors of NBG from any liability for indemnity regarding the annual financial statements and management for the financial year ended 31 December 2006.
4. Approval of the remuneration of the members of the Bank's BoD for the financial year ended 31 December 2006 (pursuant to Companies' Act 2190/1920 Article 24, par. 2). Approval of the CEO's and the Deputy CEO's contracts and remuneration. Determination of the remuneration of non-executive members of the BoD until the AGM 2008.
5. Approval of BoD members', General Managers' and Managers' participation in the boards or management of NBG Group companies pursuing similar or related business goals (as per Companies' Act 2190/1920, Article 23, par. 1 and the Bank's Articles of Association, Article 30, par. 1).
6. Approval of own shares buy-back programme in accordance with Article 16, par. 5 et seq. of Companies' Act 2190/1920.
7. Amendment of Articles 4 and 39 (regarding the share capital) of the Bank's Articles of Association due to the share capital increase resulting from the stock option rights exercised. Amendment of Articles 18, 24 (regarding the BoD and representation) of the Bank's Articles of Association.
8. Approval of a stock options programme enabling the executive members of the BoD, management officers and staff of NBG and its affiliated companies to acquire shares of the Bank, pursuant to Companies' Act 2190/1920 Article 13 par. 9, as amended.
9. Distribution to the staff, pursuant to article 16, par. 2 case f of Companies' Act 2190/1920 and article 1 of Presidential Decree 30/1988, of bonus shares to derive from the Bank's share capital increase (through the issue of new shares, of a par value of Euro 5 each) through capitalisation of profits. Amendment of Articles 4 and 39 of the Bank's Articles of Association accordingly.
10. Approval of the spin-off of the Bank's warehousing business through its contribution to the Bank's fully owned subsidiary NBG Venture Capital S.A. Approval of the terms of the agreement for the spin-off of NBG's warehousing business through its contribution to and absorption by NBG Venture Capital SA Appointment of a representative of the Bank to execute the said agreement and any other relevant document for completion of the Absorption. Approval of agreement for the concession of the General Warehouse exploitation license granted, pursuant to Article 17, Legislative Decree No 3077/1954.
11. Ratification of the election of BoD members in replacement of resigned members and of a deceased member of the BoD.

12. Election of a new BoD and determination of independent, non-executive members to serve thereon.

13. Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank's financial statements and the Group's consolidated financial statements for 2007, and determination of their remuneration.

14. Announcements and other business.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the AGM in person or by proxy need to do the following:

1. Shareholders of dematerialised shares not held in the Special Securities Account with the Central Securities Depository SA should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository SA and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five working days before the AGM (i.e. by Friday, 18 May 2007).

2. Shareholders of dematerialised shares which are held with the Central Securities Depository SA in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository SA, by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five working days before the AGM (i.e. by Friday, 18 May 2007).

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders, natural persons, wish to be represented by proxy, their representation documents should also be submitted to the Bank by Friday, 18 May 2007.

For their convenience, Shareholders who wish to participate in the General Meeting may also authorise the Bank to take steps on their behalf to have their shares blocked, in which case they are requested to contact the Shareholders Department (Tel: +30 210-3343414/16/21/26/28/60/94, and Fax: +30 210-3343404/06/10).

TAKIS ARAPOGLOU
Chairman of the Board of Directors and
Chief Executive Officer

CONTACT INFORMATION

NATIONAL BANK OF GREECE SA
Eolou 86, 102 32 Athens
Tel: 210 3341000 Fax: 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
SHAREHOLDER ENQUIRIES:			
BoD Secretariat and Shareholder Services	210-3343411-2	210-3343404	www.nbg.gr
Domestic shareholders	210-3343460 210-3343416	210-3343406	
Overseas shareholders	210-3343421 210-3343426	210-3343410	
Overseas stock-exchange relations	210-3343424 210-3343428		
SPECIAL BANKING SERVICES:			
Investor Relations	210-3342310	210-3341670	www.nbg.gr
Treasury Division	210-3328803-4	210-3328850	
Dealing - Room	210-3328813-7	210-3328820	
International Division I	210-3344012	210-3344060	
Southeast Europe	210-3344008	210-3344050	
International Division II	210-3344001	210-3344032	
Other countries	210-3344022	210-3344040	
Correspondent Banking	210-3340454	210-3340463	
Payment systems	210-3340229	210-3340102	
Private Banking Division	210-3664144	210-3664140	
Business Credit Division	210-7727551/336	210-7727447	
Small Business Loans Division	210-7727677	210-7727664	
Corporate Finance Division	210-3343217	210-3341134	
Structured & Intenational Finance Division	210-3341122	210-3341179	
Mortgage Lending Division	210-9477702	210-9477730	
Consumer Credit Division	210-9306201-2	210-9306233	
Shipping Finance Division	210-4144101	210-4144120	
Shipping Branch	210-4144000-1	210-4144005	
INVESTMENT BANKING SERVICES:			
Capital Markets Division	210-3347021	210-3347020	www.nbg.gr
Project Finance Division	210-3347062	210-3347060	
STOCK BROKING SERVICES:			
National Securities SA	210-3328500	210-3328565	www.e-x.gr
CUSTODIAN SERVICES:			
Domestic & Overseas customers	210-3340281/3	210-3340311	www.nbg.gr
VENTURE CAPITAL SERVICES:			
NBG Venture Capital SA	210-3319560	210-3319569	www.nbgvc.gr
LEASING SERVICES:			
Ethniki Leasing SA	210-3314800-5	210-3314819	www.ethnolease.gr
FACTORING SERVICES:			www.nbg.gr
Business Credit Division	210-7727541/485	210-7727538	
MUTUAL FUNDS:			
Diethniki Mutual Fund Management SA	210-3347400	210-3218514	www.diethniki.gr
CREDIT CARD SERVICES:			
National Management & Organization Co SA (ETHNOKARTA)	210-9503999	210-9522057	www.ethnokarta.gr
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co SA	210-9099000	210-9099111	www.ethniki-asfalistiki.gr
REAL ESTATE AND STORAGE SERVICES:			
Property Management	210-3345501	210-3345504	
Storage Management	210-5500182	210-5500181	
Ethniki Kefalaiou SA	210-3340873	210-3217905	
EKTENEPOL Urban Planning SA	210-3247790	210-3213011	
COMPUTING SERVICES:			
Ethnodata SA	210-4806812	210-4806815	www.ethnodata.gr
INTERNET BANKING:			
Help Desk	210-9479999	210-9479777	www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
INTERNATIONAL OFFICES:			
EGYPT			
Cairo	(00202) 3372589	3370476	www.nbg.gr
ALBANIA			
Tirana	(0035542) 33612 31625	33613	www.nbg.gr
AUSTRALIA			
Melbourne (representative office)	(00613) 93489255	93489755	www.nbg.gr
Sydney (representative office)	(00612) 92477456-7	92514321	
CYPRUS			
Nicosia	(00357) 25357077	22840010	
UNITED KINGDOM			
London	(0044207) 6263222	9290989	www.nbg.gr
Channel Islands (Guernsey)	(00441481) 720800	711710	
SERBIA			
Belgrade (from abroad)	(0038111) 3019906	3019936	www.nbg.gr
(from Greece)	210 3342518		
SWEDEN			
Stockholm (representative office)	(00468) 6114863	6117118	
TURKEY			
Istanbul (representative office)	(0090212) 2906330-4	2906335	
INTERNATIONAL SUBSIDIARIES:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	www.ubb.bg
Interlease AD, Sofia	(003592) 9718282	9718172	www.interlease.bg
CYPRUS			
National Bank of Greece (Cyprus) LTD	(00357) 22840000	22840015	
UNITED KINGDOM			
NBG International Ltd London (financial and investment consulting)	(0044207) 6615656	6615655	www.nbgi.co.uk.
SOUTH AFRICA			
The South African Bank of Athens Ltd	(002711) 6344300	8341119	www.bankofathens.co.za
FYROM			
Stopanska Banka AD Skopje	(003892) 3295295	3114503	www.stb.com.mk
ROMANIA			
Banca Romaneasca SA	(004021) 3059300	3059191	www.banca-romaneasca.ro
Garanta SA (Insurance)	(004021) 3079971	3079970	www.garanta.ro
ETEBA Romania SA	(004021) 3167187	3167269	www.eteba.ro
EURIAL Leasing SA	(004021) 2029930	2029970	
SERBIA			
Vojvodjanska Banka AD Novi Sad	(0038121)6614503 525057	6611512 526429	www.voban.co.yu
TURKEY			
Finansbank SA	(0090212) 3185000 3185020	3185049	www.finansbank.com.tr
ANNUAL REPORT ENQUIRIES:			
Strategy & Economic Research Division	(0030) 210 3341522	210 3341702	www.nbg.gr

LAYOUT: NATIONAL BANK OF GREECE, MARKETING DIVISION - GRAPHICS DESIGN

NATIONAL BANK
OF GREECE
www.nbg.gr

END

ISSN: 1108-6759